Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-137515

Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON January 18, 2007

TO THE STOCKHOLDERS OF JUNIPER PARTNERS ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Juniper Partners Acquisition Corp., a Delaware corporation, will be held at 10:00 a.m. eastern time, on January 18, 2007, at the offices of Graubard Miller, Juniper’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174 for the following purposes:

(1)    to consider and vote upon the adoption of the Agreement and Plan of Merger, dated as of August 15, 2006 among Juniper, Firecomm Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Juniper (‘‘Merger Sub’’), Firestone Communications, Inc., a Delaware corporation, and 12K, LLC Varina Knight Mason Testamentary Trust II, Kimball Firestone, Leonard L. Firestone and Bert Getz, Jr., stockholders of Firestone who own a majority of Firestone’s voting stock (the ‘‘Signing Stockholders’’), and the transactions contemplated thereby. Firestone’s board of directors and stockholders have already approved and adopted the merger agreement;

(2)    to consider and vote upon an amendment to the certificate of incorporation of Juniper to change the name of Juniper from ‘‘Juniper Partners Acquisition Corp.’’ to ‘‘Juniper Content Corporation;’’

(3)    to consider and vote upon an amendment to the certificate of incorporation of Juniper to increase the number of authorized shares of Juniper common stock from 25,000,000 to 35,000,000;

(4)    to consider and vote upon an amendment to the certificate of incorporation of Juniper to remove those provisions that will no longer be operative upon consummation of the merger; and

(5)    to consider and vote upon the approval of the 2006 Long-Term Incentive Plan (an equity-based incentive compensation plan).

These items of business are described in the attached proxy statement/prospectus, which Juniper encourages you to read in its entirety before voting. Only holders of record of Juniper’s common stock and Class B common stock at the close of business on December 26, 2006 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting. Juniper will not transact any other business at the special meeting.

Your vote is important regardless of the number of shares you own.    The first proposal must be approved by the holders of a majority of the shares of Juniper Class B common stock present in person or represented by proxy and entitled to vote at the special meeting. The second, third and fourth proposals must be approved by the holders of a majority of the outstanding shares of Juniper common stock and Class B common stock. The fifth proposal must be approved by the holders of a majority of the shares of Juniper common stock and Class B common stock present in person or represented by proxy and entitled to vote at the meeting.

All Juniper stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a stockholder of record of Juniper common stock or Class B common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the name change amendment, the capitalization amendment and the charter text amendment.

A complete list of Juniper stockholders of record entitled to vote at the special meeting will be available for 10 days before the special meeting at the principal executive officers of Juniper for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

Before voting, you should carefully review all the information contained in the proxy statement/prospectus. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER ‘‘RISK FACTORS’’.

The board of directors of Juniper unanimously recommends that you vote ‘‘FOR’’ each of the proposals, which are described in detail in this proxy statement/prospectus.

By Order of the Board of Directors
Stuart B. Rekant Chairman of the Board and Chief Executive Officer

December 26, 2006

JUNIPER PARTNERS ACQUISITION CORP.
56 WEST 45TH STREET, SUITE 805
NEW YORK, NEW YORK 10036

PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT
NOTICE OF SPECIAL MEETING IS ENCLOSED

Prospectus for up to 5,050,000 shares of common stock and 2,250,000 common stock purchase warrants

We are pleased to report that the boards of directors of Juniper Partners Acquisition Corp. and Firestone Communications, Inc. have approved an agreement and plan of merger. The agreement provides for a merger between Firecomm Acquisition, Inc., a wholly-owned subsidiary of Juniper (‘‘Merger Sub’’), and Firestone, in which Firestone will be the surviving entity and become a wholly owned subsidiary of Juniper.

If the merger is completed, holders of all the issued and outstanding shares of common stock of Firestone will receive an aggregate of 2,800,000 shares of common stock of Juniper, subject to downward adjustment of up to 300,000 shares based upon the level of Firestone’s accounts payable at the time of the consummation of the merger. Depending on the accounts payable adjustment, each Firestone stockholder will receive approximately from ..22433 to .20029 of a share of Juniper common stock for every share of Firestone common stock that such stockholder holds. Unless otherwise indicated, this proxy statement/prospectus assumes that 2,800,000 shares are issued in the merger. Holders of Firestone’s Series B preferred stock, who will convert such shares into shares of Firestone common stock prior to the consummation of the merger, and share proportionately in the shares of Juniper common stock being issued in the merger, will also receive an aggregate of 250,000 common stock purchase warrants identical in form of Juniper’s existing Class W and Class Z warrants, with an exercise price of $5.00 per share. In addition, Firestone’s stockholders are entitled to receive Class W and Class Z warrants to purchase up to an aggregate of 2,000,000 shares of Juniper common stock, exercisable at $5.00 per share, if Firestone attains certain specified revenue and subscriber targets in the years 2007 and 2008 as discussed in the section entitled ‘‘The Merger Agreement – Merger Consideration.’’ Of the shares to be issued to the Firestone stockholders upon the closing of the merger, 10% will be placed in escrow to provide a fund to satisfy Juniper’s rights to indemnification.

Since the merger consideration to be paid at the closing is entirely in shares of our common stock and warrants, the value of the merger consideration will vary based on the market value of our common stock and warrants. The value of the merger consideration to be paid to the Firestone stockholders on August 15, 2006, the date the merger agreement was signed, was $14,215,000 ($1.71 per share of Firestone common stock), based on the closing price of Juniper’s Class B common stock on such date ($5.05), the closing price of Juniper’s Class W warrants on such date ($0.29) and the closing price of Juniper’s Class Z warrants on such date ($0.31). As of December 26, 2006, the record date, the value of the merger consideration was $14,869,000, based on closing prices of $5.28, $0.30 and $0.38, respectively.

Upon consummation of the merger and assuming that no Juniper Class B stockholder votes against the merger proposal and demands that Juniper convert its shares to cash, as permitted by Juniper’s certificate of incorporation, the present Firestone stockholders will own approximately 45% of the outstanding shares of Juniper common stock. If the holders of 19.99% of Juniper’s Class B common stock vote against the merger proposal and demand conversion of their shares, the Firestone stockholders would own approximately 49.6% of the outstanding shares of Juniper common stock.

Juniper’s Series A units, Series B units, common stock, Class B common stock, Class W warrants and Class Z warrants are currently quoted on the Over-the-Counter Bulletin Board under the symbols JNPPU, JNPPZ, JNPPA, JNPPB, JNPPW and JNPPL, respectively. Juniper has applied for listing on Nasdaq of its securities (other than the Series B units and Class B Common stock) at the time of the closing of the merger. If Juniper’s securities are listed on Nasdaq, the symbols will change to ones that are reasonably representative of our corporate name.

The merger can be completed only if Juniper’s Class B common stockholders adopt the merger agreement and Juniper’s common stockholders and Class B common stockholders approve a change of corporate name and an increase in Juniper’s capitalization. These and other matters are included in the proposals to be voted on at a special meeting of the stockholders of Juniper. The obligations of Juniper and Firestone to complete the merger are also subject to the satisfaction or waiver of several other conditions.

Firestone stockholders holding a majority of the required Firestone voting power, in accordance with the Delaware General Corporation Law, have already approved the merger agreement by consent action and we are not soliciting a vote of the Firestone stockholders. This proxy statement/prospectus is being provided to Firestone stockholders for informational purposes, including informing them of their appraisal rights regarding their Firestone capital stock in connection with the proposed merger.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of Juniper common stock and warrants described in this proxy statement/prospectus or determined whether this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus statement is dated December 26, 2006, and is first being mailed on or about December 29, 2006.

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SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

Parties

•	The parties to the merger are Juniper Partners Acquisition Corp., Firestone Communications, Inc., and Firecomm Acquisition, Inc., which was formed by Juniper to effect the merger and is referred to as ‘‘Merger Sub.’’ See the section entitled ‘‘The Merger Proposal.’’

•	Firestone is a privately-owned diversified media and communications company that has three revenue streams: ¡Sorpresa!, a television network; a Network Operations Center – uplink and related services for network distribution; and Production Services Operations – production facilities and services for program production. Firestone, based in Fort Worth, Texas, is the owner and operator of ¡Sorpresa!, the nation’s first children’s cable television network to broadcast exclusively in Spanish.

Merger Structure

•	On closing of the merger, Merger Sub will merge into Firestone and Firestone will become a wholly owned subsidiary of Juniper. See the section entitled ‘‘The Merger Proposal.’’

Merger Consideration

•	In return for all of their stock in Firestone, the stockholders of Firestone will receive from Juniper 2,800,000 shares of Juniper common stock, subject to downward adjustment of up to 300,000 shares based upon the level of Firestone’s accounts payable at the time of closing. Holders of Firestone’s Series B preferred stock, who will convert such shares into shares of Firestone common stock prior to the consummation of the merger and share proportionately in the shares of Juniper common stock being issued in the merger, will also receive warrants to purchase 250,000 shares of Juniper’s common stock identical in form to Juniper’s existing Class W and Class Z warrants, with an exercise price of $5.00 per share. In addition, Firestone stockholders are entitled to receive Class W and Class Z warrants to purchase up to an aggregate of 2,000,000 shares of Juniper common stock, exercisable at $5.00 per share, based upon Firestone attaining certain specified revenue and subscriber targets in the years 2007 and 2008. Juniper stockholders will receive no consideration in the merger. They will continue to hold the shares of Juniper common stock that they owned prior to the merger, except that shares of the Class B common stock automatically convert into shares of common stock upon consummation of the merger. See the section entitled ‘‘The Merger Agreement – Merger Consideration.’’

Post-Closing Ownership of Juniper Common Stock

•	As a result of the merger and assuming that no Juniper Class B stockholder votes against the merger proposal and demands that Juniper convert its shares to cash, as permitted by Juniper’s certificate of incorporation, the present Firestone stockholders will own approximately 45% of the outstanding shares of Juniper common stock and the present stockholders of Juniper (or their transferees) will own approximately 55% of the outstanding shares of Juniper common stock. If the holders of 19.99% of Juniper’s Class B common stock vote against the merger proposal and demand conversion of their shares, the Firestone stockholders would own approximately 49.6% of the outstanding shares of Juniper common stock. See the section entitled ‘‘The Merger Agreement – Merger Consideration.’’

•	Upon consummation of the merger, shares of Juniper Class B common stock will be automatically converted to shares of Juniper common stock on a one-to-one basis. See the section entitled ‘‘Charter Text Amendment Proposal.’’

Escrow Agreement

•	Ten percent of the Juniper shares to be received by the Firestone stockholders at the closing will be placed in escrow until the thirtieth day after the date that Juniper files its Annual

Report on Form 10-K for the year ended December 31, 2007 as a fund for the payment of indemnification claims that may be made by Juniper as a result of breaches of Firestone’s covenants, representations and warranties in the merger agreement. See the section entitled ‘‘The Merger Agreement – Escrow Agreement.’’

Other Proposals

•	In addition to voting on the merger, the stockholders of Juniper will vote on proposals to change its name to Juniper Content Corporation, to increase the number of shares of common stock it is authorized to issue to 35,000,000 from 25,000,000, to amend its charter to delete certain provisions that will no longer be operative after the merger and to approve a long term incentive plan. See the sections entitled ‘‘Name Change Amendment Proposal,’’ ‘‘Capitalization Amendment Proposal,’’ ‘‘Charter Text Amendment Proposal’’ and ‘‘2006 Long-Term Incentive Plan Proposal.’’

Lock-Up Agreements

•	Stockholders of Firestone representing 61%, on a fully diluted basis, of Firestone common stock have agreed not to sell any of the shares of Juniper common stock they receive in the merger for a period of one year following the closing of the merger. Juniper shares issued to other Firestone stockholders may not be publicly traded for six months following the closing. See the section entitled ‘‘The Merger Agreement – Lock-Up Agreements.’’

Directors and Executive Officers of Juniper Following the Merger

•	After the merger, pursuant to the merger agreement, the directors of Juniper will be Raymond K. Mason, Bert Getz, Jr. and Robert L. Allbritton, who have been designated by the Signing Stockholders; Stuart B. Rekant, Richard Intrator and Paul Kramer, who have been designated by Mr. Rekant; and John K. Billock, who has been mutually designated by the Signing Stockholders and Mr. Rekant. In accordance with the voting agreement to be entered into as of the closing, the Signing Stockholders and Mr. Rekant will agree to vote their shares of Juniper stock for the election of each other’s designees as directors in all elections of directors through the annual meeting of stockholders of Juniper to be held in 2009. See the section entitled ‘‘The Merger Agreement – Election of Directors; Voting Agreement.’’

Employment Agreements

•	Stuart B. Rekant will enter into an employment agreement with Juniper, effective upon the merger, to continue serve as its chairman and chief executive officer and will also serve as chief executive officer of Firestone. Leonard Firestone, Firestone’s current chairman and chief executive officer, and Christopher K. Firestone, Firestone’s current executive vice president of operations, will enter into employment agreements with Firestone to be employed as president and chief operating officer and executive vice president, respectively, of Firestone. See the section entitled ‘‘Directors and Executive Officers of Juniper Following the Merger – Employment Agreements.’’

Federal Income Tax Consequences

•	The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and no gain or loss will be recognized by Juniper or Firestone as a result of the merger. Further, no gain or loss will be recognized by non-converting stockholders of Juniper or Firestone stockholders as a result of the merger. See the section entitled ‘‘The Merger Proposal – Material Federal Income Tax Consequences of the Merger.’’

Fairness Opinion

•	Juniper received an opinion from Sanders Morris Harris Inc. that the merger with Firestone on the terms and conditions set forth in the merger agreement is fair to Juniper’s stockholders from a financial point of view and that the fair market value of Firestone is at least equal to 80% of Juniper’s net assets. See the section entitled ‘‘The Merger Proposal – Fairness Opinion.’’

Juniper’s Recommendations to Stockholders

•	After careful consideration of the terms and conditions of the merger agreement, the certificate of incorporation amendments and the incentive compensation plan, the board of directors of Juniper has determined that the merger and the transactions contemplated thereby, each certificate of incorporation amendment and the incentive compensation plan are fair to and in the best interests of Juniper and its stockholders. In reaching its decision with respect to the merger and the transactions contemplated thereby, the board of directors of Juniper reviewed various industry and financial data and the due diligence and evaluation materials provided by Firestone in order to determine that the consideration to be paid to the Firestone stockholders was reasonable. Further, Juniper has received an opinion from Sanders Morris Harris, Inc. that, in its opinion, the merger and the transactions contemplated thereby are fair to Juniper’s stockholders from a financial point of view. Accordingly, Juniper’s board of directors recommends that Juniper stockholders vote:

•	FOR the merger proposal;

•	FOR the name change amendment;

•	FOR the capitalization amendment;

•	FOR the charter text amendments; and

•	FOR the incentive compensation plan proposal

See the section entitled ‘‘Special Meeting of Juniper Stockholders – Recommendation of Juniper’s Board of Directors.’’

Reasons for The Merger

•	Juniper believes that Firestone, with its experienced team in broadcasting, cable and Spanish-language programming, is positioned for significant growth in the media and entertainment industry and believes that a business combination with Firestone will provide Juniper stockholders with an opportunity to participate in a company with significant growth potential.

Risk Factors

•	In analyzing the merger, Juniper noted that Firestone has had net operating losses since its inception and an accumulated deficit of $9,337,982; for the nine months ended September 30, 2006, Firestone experienced a significant decrease in net revenues and an increase in net operating losses when compared to the nine month period ended September 30, 2005, due to the 2005 business failure of one of Firestone’s key clients; and Firestone’s financial statements have been prepared assuming that it would continue as a going concern. As of September 30, 2006, Firestone’s total indebtedness consists of account payables of $943,495, which includes $740,050 in past due obligations, and long term debt totaling $3,052,446, which includes $2,782,365 in principal and $270,081 in interest and long term debt in arrears of $907,467. See the sections entitled ‘‘Firestone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Firestone’s Indebtedness’’ and ‘‘Business of Firestone.’’

•	In evaluating the merger proposal, the name change amendment, the capitalization amendment, the charter text amendments and the incentive compensation plan proposal, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled ‘‘Risk Factors.’’

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q.	Why are Juniper and Firestone stockholders receiving this proxy statement/prospectus?	A.	Juniper and Firestone have agreed to a business combination under the terms of the Agreement and Plan of Merger dated August 15, 2006, that is described in this proxy statement/prospectus. This agreement is referred to as the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A, which we encourage you to review.
In order to complete the merger, Juniper Class B common stockholders must vote to approve the merger agreement and Juniper common stockholders and Class B common stockholders must vote to approve (i) an amendment to Juniper’s certificate of incorporation to change the name of Juniper from ‘‘Juniper Partners Acquisition Corp.’’ to ‘‘Juniper Content Corporation,’’ and (ii) an amendment to Juniper’s certificate of incorporation to increase the number of shares of authorized common stock from 25,000,000 to 35,000,000. Juniper common stockholders and Class B common stockholders will also be asked to vote to approve (i) an amendment to Juniper’s certificate of incorporation to make certain modifications to Article Fourth and Article Sixth thereof and (ii) the incentive compensation plan, but such approvals are not conditions to the merger. The incentive compensation plan has been approved by Juniper’s board of directors and will be effective upon consummation of the merger, if approved by stockholders. Juniper’s amended and restated certificate of incorporation, as it will appear if all amendments to its certificate of incorporation are approved, is attached as Annex B hereto. The incentive compensation plan is attached as Annex C hereto.
Juniper will hold a special meeting of its stockholders to obtain these approvals. This proxy statement/prospectus contains important information about the proposed merger, the other proposals and the meeting of Juniper stockholders. You should read it carefully.
Your vote is important. We encourage you to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q.	What is being voted on?	A.	There are five proposals on which the Juniper stockholders are being asked to vote. The first proposal is to adopt and approve the merger agreement and the transactions contemplated thereby. We refer to this proposal as the merger proposal.

The second proposal is to approve an amendment to the certificate of incorporation to change the name of Juniper from ‘‘Juniper Partners Acquisition Corp.’’ to ‘‘Juniper Content Corporation’’ We refer to this proposal as the name change amendment.
The third proposal is to approve an amendment to Juniper’s certificate of incorporation to increase the number of authorized shares of Juniper common stock from 25,000,000 to 35,000,000. We refer to this proposal as the capitalization amendment.
The fourth proposal is to approve an amendment to the certificate of incorporation to remove section (a)(ii) of Article Fourth and the preamble and sections A through D, inclusive, of Article Sixth from the certificate of incorporation from and after the closing and to redesignate section E of Article Sixth as Article Sixth. The items being removed will no longer be operative upon consummation of the merger; therefore, this amendment is being proposed to revise the certificate of incorporation on a going-forward basis. We refer to this proposal as the charter text amendments.
The fifth proposal is to approve Juniper’s 2006 Long-Term Incentive Compensation Plan. We refer to this proposal as the incentive compensation plan proposal.

Q.	What vote is required in order to adopt the merger proposal?	A.	The approval of the merger will require the affirmative vote of a majority of Juniper’s Class B common stock sold in its IPO present in person or represented by proxy cast at the special meeting. If the holders of 20% or more of the shares of the Class B common stock issued in Juniper’s initial public offering (the ‘‘IPO’’) pursuant to its prospectus, dated July 13, 2005, vote against the merger and demand that Juniper convert their shares into a pro rata portion of Juniper’s trust account as of the record date, then the merger will not be consummated. No vote of the holders of Juniper’s warrants is necessary to adopt the merger proposal or other proposals and Juniper is not asking the warrant holders to vote on the merger proposal or the other proposals. Juniper will not consummate the merger transaction unless both the name change amendment and the capitalization amendment are also approved. The approvals of the charter text amendments and the incentive compensation plan proposal are not conditions to the consummation of the merger. The incentive compensation plan has been approved by Juniper’s Board of Directors and will be effective upon consummation of the merger, subject to stockholder approval of the plan. If the merger proposal is not approved, none of the other proposals will be presented for approval. No director or officer of Juniper owns any shares of Class B common stock. Six persons, none of whom is an executive officer, director or affiliate of Juniper, hold an aggregate of 1,232,700 shares, or 42.7%, of the outstanding shares of Class B common stock entitled to vote on each proposal. See the section entitled ‘‘Beneficial Ownership of Securities.’’
Q.	What vote is required in order to adopt the name change amendment?	A.	The approval of the name change amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Juniper’s common stock and Class B common stock. The approval of the name change amendment is a condition to the consummation of the merger.
Q.	What vote is required in order to adopt the capitalization amendment?	A.	The approval of the capitalization amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Juniper’s common stock and Class B common stock. The approval of the capitalization amendment is a condition to the consummation of the merger.
Q.	What vote is required in order to adopt the charter text amendments?	A.	The approval of the charter text amendments will require the affirmative vote of the holders of a majority of the outstanding shares of Juniper’s common stock and Class B common stock. The approval of the charter text amendments is not a condition to the consummation of the merger or to the effectuation of the name change amendment or the capitalization amendment.

Q.	What vote is required in order to adopt the incentive compensation plan?	A.	The approval of the incentive compensation plan proposal will require the affirmative vote of the holders of a majority of the shares of Juniper common stock and Class B common stock represented in person or by proxy and entitled to vote at the special meeting. The approval of the incentive compensation plan proposal is not a condition to the approval of the merger proposal or to the effectuation of the name change amendment or the capitalization amendment.
Q.	Why is Juniper proposing the incentive compensation plan?	A.	Juniper is proposing the incentive compensation plan to enable it to attract, retain and reward its directors, officers, employees and consultants using equity-based incentives. The incentive compensation plan has been approved by Juniper’s Board of Directors and will be effective upon consummation of the merger, subject to stockholder approval of the plan.
Q.	Do the stockholders of Juniper and Firestone have conversion rights?	A.	If you hold shares of Juniper’s Class B common stock, then you have the right to vote against the merger proposal and demand that Juniper convert such shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of Juniper’s IPO are held. We sometimes refer to these rights to vote against the merger and demand conversion of the shares into a pro rata portion of the trust account as conversion rights. Stockholders of Firestone do not have such conversion rights.

Q.	How does a holder of Juniper Class B common stock exercise its conversion rights?	A.	If you wish to exercise your conversion rights, you must vote against the merger proposal and at the same time demand that Juniper convert your Class B common shares into cash. Any action that does not include an affirmative vote against the merger will prevent you from exercising your conversion rights. You may exercise your conversion rights either by checking the box on the proxy card provided for such purpose or by submitting your request in writing to Juniper at the address listed at the end of this section. If you (i) initially vote for the merger proposal but then wish to vote against it and exercise your conversion rights or (ii) initially vote against the merger proposal and wish to exercise your conversion rights but do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to Juniper to exercise your conversion rights, or (iii) initially vote against the merger but later wish to vote for it, you may request Juniper to send you another proxy card on which you may indicate your intended vote and, if that vote is against the merger proposal, exercise your conversion rights by checking the box provided for such purpose on the proxy card. You may make such request by contacting Juniper at the phone number or address listed at the end of this section. Any corrected or changed proxy card or written demand of conversion rights must be received by Juniper prior to the special meeting. Your vote on any proposal other than the merger proposal will have no impact on your right to seek conversion.
If, notwithstanding your negative vote, the merger is completed, then you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the consummation of the merger, but only if you marked your exercise of such right on your proxy card. As of the record date, there was approximately $15,411,000 in trust, which would amount to approximately $5.36 per Class B share upon conversion. If you exercise your conversion rights, then you will be exchanging your shares of Juniper common stock for cash and will no longer own these shares. You will be entitled to receive cash for these shares only if you continue to own these shares through the closing of the merger and then tender your stock certificate.
Exercise of your conversion rights does not result in either the conversion or a loss of your warrants. Your warrants will continue to be outstanding and exercisable following a conversion of your common stock unless we fail to consummate the merger.

Q.	What if a Class B common stockholder objects to the proposed merger? Are there appraisal rights for Juniper Class B common stockholders or Firestone stockholders?	A.	Juniper stockholders do not have appraisal rights in connection with the merger under the General Corporation Law of the State of Delaware (‘‘DGCL’’).
Holders of Firestone capital stock, other than the Signing Stockholders (who executed the merger agreement and thereby have voted in favor of adoption of the merger agreement and approval of the merger), who hold their shares of Firestone capital stock of record and continue to own those shares through the effective time of the merger and who properly demand appraisal of their shares in writing on or before January 16, 2007 in accordance with the requirements of Section 262 of the DGCL, are entitled to appraisal rights as set forth in Section 262. A copy of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex D.
Under Section 262, Firestone stockholders who comply with the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive cash payment of the fair value of the shares, exclusive of any element of the value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court. Firestone will send notice pursuant to Section 262 to the Firestone stockholders who are entitled to appraisal rights when Juniper mails this proxy statement/prospectus to the Firestone stockholders. See the Section entitled ‘‘Appraisal Rights.’’
Q.	What happens to the funds deposited in the trust account after consummation of the merger?	A.	After consummation of the merger, Juniper Class B common stockholders electing to exercise their conversion rights will receive their pro rata portion of the funds in the trust account. The balance of the funds in the trust account will be released to Juniper for working capital.
Q.	What happens if the merger is not consummated?	A.	Juniper must liquidate if it does not consummate a business combination by January 20, 2007. In any such liquidation, the funds held in the trust account, plus any interest earned thereon, will be distributed pro rata to the holders of Juniper’s Class B common stock. Any remaining net assets will then be distributed to holders of Juniper Common stock. Stuart B. Rekant, a holder of 100 shares of Juniper common stock issued prior to the IPO, has waived any right to any liquidation distribution with respect to such shares.
Q.	When do you expect the merger to be completed?	A.	It is currently anticipated that the merger will be consummated promptly following the Juniper special meeting on January 18, 2007.
For a description of the conditions to completion of the merger, see the sections entitled ‘‘The Merger Agreement – Conditions to the Closing of the Merger.’’

Q.	What do I need to do now?	A.	Juniper urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a stockholder of Juniper. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.
Q.	How do I vote my Juniper shares?	A.	If you are a holder of Juniper common stock or Class B common stock at the close of business on December 26, 2006, which is the record date for the special meeting, you may vote in person at the special meeting or by submitting a proxy for the special meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in ‘‘street name,’’ which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares.
Q.	If my Juniper shares are held in ‘‘street name,’’ will my broker, bank or nominee automatically vote my shares for me?	A.	No. Your broker, bank or nominee cannot vote your shares on any proposal unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.
Q.	Can I change my vote after I have mailed my signed proxy form?	A.	Yes. Send a later-dated, signed proxy card to Juniper’s secretary at the address of Juniper’s corporate headquarters prior to the date of the special meeting or attend the special meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Juniper’s secretary.
Q.	Do I need to send in my Juniper stock certificates?	A.	Juniper Class B common stockholders who do not elect to have their shares converted into the pro rata share of the trust account should not submit their stock certificates now or after the merger, because their shares will not be converted or exchanged in the merger. Juniper Class B common stockholders who vote against the merger and exercise their conversion rights should hold their certificates until after the meeting and then send them to Juniper at the address listed below.

Q.	What should I do if I receive more than one set of voting materials?	A.	You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Juniper shares.
Q.	Who can help answer my questions?	A.	If you have questions about the merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:
Stuart B. Rekant Juniper Partners Acquisition Corp. 56 West 45th Street, Suite 805 New York, New York 10046 Tel: (212) 398-3112
Leonard Firestone Firestone Communications, Inc. 6125 Airport Fwy., Fort Worth, Texas 76117 Tel: (817) 222-1234
You may also obtain additional information about Juniper from documents filed with the SEC by following the instructions in the section entitled ‘‘Where You Can Find More Information.’’

SELECTED SUMMARY HISTORICAL AND PRO FORMA
CONSOLIDATED FINANCIAL INFORMATION

We are providing the following selected financial information to assist you in your analysis of the financial aspects of the merger. Firestone’s balance sheet data as of December 31, 2004 and 2005, and the statement of operations data for the years ended December 31, 2004 and 2005, are derived from Firestone’s financial statements audited by Whitley Penn LLP, independent registered public accounting firm, and are included elsewhere in this proxy statement/prospectus.

Firestone’s balance sheet as of September 30, 2006 and the statements of operations for the nine months ended September 30, 2006 and 2005 are derived from Firestone’s unaudited interim financial statements which are included elsewhere in this proxy statement/prospectus. In the opinion of Firestone’s management, the unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements.

Juniper’s balance sheet data and the statement of operations data for the period from inception (February 3, 2005) to December 31, 2005 are derived from the Juniper financial statements audited by BDO Seidman, LLP, independent registered public accountants, which are included elsewhere in this proxy statement/prospectus.

Juniper’s balance sheet as of September 30, 2006 and the statements of operations for the nine months ended September 30, 2006, for the period from inception (February 3, 2005) to September 30, 2005, and for the period from inception (February 3, 2005) to September 30, 2006 are derived from Juniper’s unaudited interim financial statements which are included elsewhere in this proxy statement. In the opinion of Juniper’s management, the unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements.

The selected financial information of Firestone and Juniper is only a summary and should be read in conjunction with each company’s historical financial statements and related notes and ‘‘Firestone Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus may not be indicative of the future performance of Firestone, Juniper or the combined company resulting from the merger. Firestone’s financial position and results of operations for 2004 and 2005 may not be comparative to other periods as more fully described in Firestone’s financial statements included elsewhere in this proxy statement/prospectus.

Firestone’s Selected Historical Financial Information

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
	(unaudited)	(unaudited)
Revenues	$1,821,140	$5,886,292	$6,756,586	$1,673,961
Loss from operations	(1,910,994)	(1,173,050)	(1,438,216)	(2,028,060)
Net loss	(2,015,562)	(1,266,198)	(1,736,272)	(2,137,217)
Net loss per share, basic and diluted	$(0.48)	$(0.33)	$(0.45)	$(0.56)
Cash dividends per share	$—	$—	$—	$—

	As of September 30, 2006	As of December 31,
		2005	2004
	(unaudited)
Total assets	$2,245,468	$2,725,974	$2,495,300
Current liabilities	4,994,395	3,941,334	2,705,242
Long-term liabilities, including mandatorily redeemable preferred stock	2,337,194	3,429,899	3,026,033
Stockholders’ deficit	(5,086,121)	(4,645,259)	(3,235,975)

Juniper’s Selected Historical Financial Information

	Nine Months Ended September 30, 2006	For the period from inception (February 3, 2005) to September 30, 2005	For the period from inception (February 3, 2005) to December 31, 2005	For the period from inception (February 3, 2005) to September 30, 2006
	(unaudited)	(unaudited)		(unaudited)
Revenues	$—	$—	$—	$—
Interest income	528,196	100,671	236,105	764,301
Net income (loss)	97,598	(13,142)	15,161	112,759
Accretion of Trust Fund relating to Class B common stock subject to possible conversion	(103,223)	(19,507)	(45,612)	(148,835)
Net loss attributable to other Class B stockholders and common stockholders	(5,625)	(32,649)	(30,451)	(36,076)
Net income per Class B common share subject to possible conversion, basic and diluted	$0.18	$0.11	$0.16
Net loss per share, basic and diluted	$—	$(0.04)	$(0.02)
Cash dividends per share	$—	$—	$—

	As of September 30, 2006	As of December 31, 2005
	(unaudited)
Total assets (including US Government Securities held in Trust Fund)	$16,126,588	$15,740,503

Selected Unaudited Pro Forma Combined Financial Information of Juniper and Firestone

The merger will be accounted for as an acquisition under the purchase method of accounting. The assets and liabilities of Firestone will be recorded, as of completion of the merger, at the fair value. For a more detailed description of purchase accounting, see ‘‘The Merger Proposal – Anticipated Accounting Treatment.’’

We have presented below selected unaudited pro forma combined financial information that reflects the purchase method of accounting and is intended to provide you with a better picture of what our businesses might have looked like had Firestone and Juniper actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of any cost savings that may result from the acquisition. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	Assuming No Conversions(1)	Assuming Maximum Conversions(2)	Assuming No Conversions(1)	Assuming Maximum Conversions(2)
Revenues	$1,821,140	$1,821,140	$6,756,586	$6,756,586
Net loss	(3,827,134)	(3,827,134)	(4,346,458)	(4,346,458)
Net loss per share	$(0.61)	$(0.68)	$(0.70)	$(0.77)

	Assuming No Conversions(1)	Assuming Maximum Conversions(2)
Balance Sheet data as of September 30, 2006:
Total assets	$27,986,605	$24,935,472
Current liabilities	2,266,910	2,266,910
Long-term liabilities	3,000,000	3,000,000
Stockholders’ equity	22,719,695	19,668,562

Notes:

(1)	Assumes that no Juniper Class B stockholders seek conversion of their Juniper stock into their pro rata share of the trust fund.

(2)	Assumes that 574,713 shares (19.99%) of Juniper Class B common stock were redeemed into their pro rata share of the trust fund.

Per Share Data

The following table sets forth unaudited pro forma combined per share ownership information of Firestone and Juniper after giving effect to the merger, assuming both no conversions and maximum conversions by Juniper stockholders. You should read this information in conjunction with the selected summary historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Firestone and Juniper and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Firestone and Juniper pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings (loss) per share information below does not purport to represent the earnings (loss) per share which would have occurred had the companies been combined, nor earnings (loss) per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Firestone and Juniper would have been had the companies been combined nor book values per share for any future date or period.

Number of shares of common stock outstanding upon consummation of the acquisition:	Firestone		Juniper	Combined Company
Assuming no conversions	2,800,000		3,423,100	6,223,100
	45.0%		55.0%	100.0%
Assuming maximum conversion	2,800,000		2,848,387	5,648,387
	49.6%		50.4%	100.0%
Net loss per share – historical(1):
Year ended December 31, 2004	$(0.56)		N/A
Year ended December 31, 2005(2)(7)	$(0.45)		$(0.02)
Nine months ended September 30, 2005(3)(7)	$(0.33)		$(0.04)
Nine months ended September 30, 2006(7)	$(0.48)		$—
Book value per share – Historical December 31, 2005(4), (5)	$(1.18)		$4.59
Book value per share – Historical September 30, 2006(4), (5)	$(0.91)		$4.62
Cash dividends per share – Historical December 31, 2005(2)	$—		$—
Cash dividends per share – Historical September 30, 2006	$—		$—
Net loss per share – pro forma(1):
Year ended December 31, 2005
No Conversion	$(0.35	)(6)		$(0.70)
Maximum conversion	$(0.39	)(6)		$(0.77)
Nine months ended September 30, 2006
No Conversion	$(0.31	)(6)		$(0.61)
Maximum conversion	$(0.23	)(6)		$(0.68)
Book value per share – pro forma September 30, 2006
No Conversion	$1.83(6)			$3.65
Maximum conversion	$1.74(6)			$3.48

(1)	Historical per share amounts for Firestone and Juniper were determined based upon the actual weighted average shares outstanding for the periods ended December 31, 2005 and 2004 and September 30, 2006 and 2005, respectively, and combined pro forma per share amounts for Juniper and Firestone were determined based upon the assumed number of shares to be outstanding under the two different levels of conversion rights.

(2)	Operations of Juniper are for the period from inception (February 3, 2005) to December 31, 2005.

(3)	Operations of Juniper are for the period from inception (February 3, 2005) to September 30, 2005.

(4)	Historical book value per share for Firestone was computed based on the book value of Firestone divided by the issued and outstanding shares of Firestone common stock.

(5)	Historical book value per share for Juniper was computed based on the book value of Juniper at December 31, 2005 and September 30, 2006 plus common stock subject to possible conversion divided by the issued and outstanding shares of Juniper common stock at December 31, 2005 and September 30, 2006.

(6)	The Firestone equivalent pro forma per share amounts are calculated by multiplying the combined company pro forma per share amounts by the exchange ratio in the acquisition of Firestone equal to approximately 0.50 shares of Juniper common stock for each share of Firestone common stock.

(7)	Juniper’s net income per Class B common share subject to possible conversion was as follows:

For the nine months ended September 30, 2006	From inception (February 3, 2005) to September 30, 2005	From inception (February 3, 2005) to December 31, 2005
$0.18	$0.11	$0.16

RISK FACTORS

The value of your investment in Juniper following consummation of the merger will be subject to the significant risks inherent in the media and entertainment business. You should carefully consider the risks and uncertainties described below and other information included in this proxy statement/prospectus before you decide whether to vote or instruct your vote to be cast to adopt the merger proposal. If any of the events described below occur, Juniper’s post-merger business and financial results could be adversely affected in a material way. This could cause the trading price of its common stock and warrants to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Risk Factors Specific to Firestone’s ¡Sorpresa! Network Business

Firestone may not be successful in securing sufficient distribution of its network.

Typically, cable and satellite carriage is secured by independent networks, such as the ¡Sorpresa! television network, through arm’s-length affiliation agreements with cable and satellite operators, in exchange for the network’s barter of in-network advertising inventory and the system provider’s payment of subscriber fees to the network. Firestone relies exclusively on agreements with third party cable system operators and plans to secure carriage on DBS services to distribute ¡Sorpresa! to potential viewers. Currently, ¡Sorpresa! has 600,000 subscribers. Firestone believes it will generate increased advertising and revenues when ¡Sorpresa! passes the 1,000,000 subscriber threshold. However, Firestone may not be successful in securing carriage agreements or securing carriage agreements on financially advantageous terms that are adequate to insure the distribution of ¡Sorpresa! to 1,000,000 or more subscribers. If Firestone cannot achieve sufficient distribution of ¡Sorpresa!, it will not be able to generate sufficient revenues to support its ¡Sorpresa! operations.

The affiliation agreements typically provide for payment to Firestone based on each subscriber that receives the ¡Sorpresa! network. In most cases, the agreements also usually include ‘‘most favored nation’’ (‘‘MFN’’) clauses, which obligate Firestone to offer the operator any more favorable economic terms Firestone negotiates with any other MSO. Although the affiliation agreements currently provide for payment of subscriber fees to Firestone, Firestone may determine in the future that it is in its best interests to enter into new affiliation agreements that will trigger the MFN clauses of the existing affiliation agreements, thereby reducing or eliminating altogether the revenue received from subscriber fees under some or all of the existing affiliation agreements.

Firestone may not be successful in promoting the availability of ¡Sorpresa! to potential viewers in markets where Firestone has secured carriage for the network.

Because the fees that Firestone can charge advertisers to advertise on ¡Sorpresa! are based on the number of viewers (typically, as measured by a ratings service, such as the A.C. Nielsen), once Firestone has secured carriage for ¡Sorpresa! in a given geographic market it must create viewer awareness that ¡Sorpresa! is available on local cable systems or national satellite services. Customarily, startup television networks create such awareness through advertising on television, radio, internet, outdoor (billboards, bus shelters and other signage) and print, as well as by sponsoring special local promotions. Moreover, ¡Sorpresa! is targeted at a highly specialized demographic group, defined by two specific characteristics – Spanish speaking children between the ages of 2 and 17. Because the ability of advertising and promotional campaigns to influence television viewing behavior is unpredictable, and Firestone’s ability to address its target viewers and their parents limits the available media through which Firestone effectively reach its target audience, Firestone can offer no assurance that its advertising and promotion efforts will successfully create awareness of ¡Sorpresa! among its target viewers.

Firestone may not be successful in programming ¡Sorpresa! with a mix of programming that appeals to a sufficient number of viewers.

¡Sorpresa! ’s ability to attract advertiser and advertising agencies depends on it’s ability to attract a sufficiently large, consistent audience. Typically, a television network develops a consistent audience by offering popular programming that appeals to an audience that views network programming on a regular, repeat basis. Because the appeal of any specific television programming is inherently subjective and unpredictable, maintaining a schedule of programming that consistently attracts a sufficiently large audience is challenging for any television network. As Firestone has no historical experience offering a programming schedule that has been accepted by a sufficiently large audience, Firestone can offer no assurance that its programming will have sufficient appeal to its potential audience to generate a large enough audience to attract advertisers that will purchase advertising time on the network or to pay advertising rates that are sufficient to support Firestone’s operations.

Proposed changes to regulations affecting the television industry in the United States may create incentives for cable systems to displace or refuse carriage for ¡Sorpresa! or to demand carriage fees in excess of Firestone’s ability to pay.

Most cable systems in the United States have the technological capacity to offer hundreds, even thousands, of channels of programming to their subscribers. Two current aspects of Federal Communication Commission (‘‘FCC’’) regulation promote cable systems’ carriage of independent programming. First, there are limitations on the percentage of program services under common control that any owner of multiple cable system operators (‘‘MSOs’’) may carry on their systems (‘‘cross-ownership’’). Second, under the FCC’s ‘‘Must Carry’’ rules, full power local over-the-air television broadcasters (‘‘Broadcast Licensees’’) may compel carriage of only one primary broadcast program channel by each cable system in such Broadcast Licensee’s designated market area (‘‘DMA’’). The FCC is currently reviewing both the cross-ownership rules and whether the Must Carry rules should be extended to Broadcast Licensees’ new digital programming services. In these proceedings, the cable industry is advocating a repeal or loosening of the cross-ownership rules, while the broadcast industry is aggressively advocating modifications to the Must Carry rules that would require cable systems to carry up to five channels of each broadcasters’ programming services. If the cross-ownership rules are repealed or loosened, it is likely that program services under common control with MSOs will consume a larger percentage of cable system channel capacity, thus reducing the availability of carriage capacity for and subscription fees paid to independent networks such as ¡Sorpresa!. If the Must Carry rules are modified to require cable systems to carry more program services originated by Broadcast Licensees, such broadcast services will consume a larger percentage of cable system channel capacity, thus reducing the availability of carriage capacity for and subscription fees paid to independent networks such as ¡Sorpresa!.

Major Hispanic television companies may enter the market for children’s programming with adverse competitive effects on Firestone’s Network

Currently, ¡Sorpresa! is the only Spanish language television network offering programming for children available in the United States. However, Hispanic programming in the United States is currently dominated by two major media companies, Univision and Telemundo (a division of NBC – Universal), and, to a lesser extent, TV Azteca (collectively, the ‘‘Major Programmers’’). Together, the Major Programmers offer Spanish language broadcast and cable services that reach nearly 100% of the U.S. Hispanic market. While none of the Major Programmers yet offers a children’s service, Telemundo has announced the imminent launch of Qubo, a television and interactive children’s service. If the Major Programmers were to enter the children’s market in a material way, such competition could have a negative impact on ¡Sorpresa!’s market position. Competition from one or more Major Programmers could (i) increase Firestone’s cost of licensing third party programming; (ii) require Firestone to increase spending on original production in order to achieve production values that could compete with Major Programmer services; (iii) increase competition in the market for creative talent (i.e. producers, writers, actors and other on-air talent), resulting in either increased costs to Firestone or Firestone’s inability to secure the highest quality creative talent; and (iv) create competition between Firestone and Major Programmers for limited cable and satellite carriage capacity.

Firestone may be unsuccessful in generating sufficient advertising revenue to sustain profitable operations.

Firestone’s primary source of revenue from network operations will be the exploitation of on air advertising inventory. However, even if Firestone is successful in securing distribution of ¡Sorpresa! to a sufficient number of Hispanic television households and, in fact, draws a significant number of viewers, Firestone may not generate sufficient revenue to support operations due to factors outside Firestone’s control. First, as Firestone is the first children’s Hispanic television network, there is no established market for advertising inventory in Spanish language children’s programs. Thus, the rates that advertisers are willing to pay to advertise on ¡Sorpresa! may be less than Firestone anticipates based on advertising rates for other television programming. Second, fluctuations in the value of television advertising inventory based on factors outside Firestone’s control, such as general macroeconomic conditions, the relative scarcity of advertising inventory across all media outlets and the perceived effectiveness of television advertising, may have a negative effect on the rates Firestone can charge for advertising on ¡Sorpresa!. Finally, the effectiveness of Firestone’s efforts to exploit its advertising inventory will be materially affected by Firestone’s ability to develop or retain an effective advertising sales organization. Because the factors outside of Firestone’s control may not develop in a manner that will favor Firestone, and/or Firestone may not succeed at developing or retaining an effective advertising sales organization, Firestone cannot offer any assurance that it will generate sufficient revenues from advertising sales to support Firestone’s ¡Sorpresa! operations.

The emergence of non-traditional digital modes of distributing television programming is likely to erode the size of the cable television audience.

In the past eighteen months, a number of services offering motion picture and television programs through non-traditional means, primarily the internet and private addressable set-top boxes (collectively the ‘‘Alternative Distribution Systems’’), have been launched. It is anticipated that many more Alternative Distribution Systems will be available in the near future, offering significant competition to cable and DBS services for viewers. The Alternative Distribution Systems allow viewers to select, view and store programming over the internet without receiving a terrestrial broadcast signal or subscribing to a cable or DBS service. While Firestone plans to make ¡Sorpresa!’s programming and other content available over a number of Alternative Distribution Systems, there is no established business model for programmers of Alternative Distribution Systems to generate revenue associated with users’ consumption of programming, and no sustainable business model may ever be developed. At the same time, Alternative Distribution Systems will likely erode the aggregate audience for traditional forms of television, thus reducing the overall audience viewing ¡Sorpresa! on cable and satellite television. Such a reduced television audience is likely to have an adverse effect on the rates that Firestone can charge advertisers for network advertising inventory.

Risks Related to Firestone’s Production Services Business

Competition in the production services business may impair Firestone’s ability to generate revenue from providing production services.

Firestone’s video production facility and services business is largely based on offering soundstage rental, production equipment, post-production equipment and services to producers of video content. These services are largely perceived as commodity services by Firestone’s clients. Accordingly, competitors with lower real estate costs and/or depreciated equipment may be able to offer competitive services and facilities at lower cost than Firestone’s currently offers, thus impairing Firestone’s market share and/or requiring Firestone to reduce its fees for facilities and associated services. If competitors are able to offer comparable facilities and services at lower cost than Firestone’s current rates, Firestone’s income from offering production facilities and services will likely decline.

Increases in regional or local tax incentives in jurisdictions other than Texas may draw production activities away from the Dallas-Fort Worth market, reducing demand for Firestone’s production facilities.

Many U.S. state and international jurisdictions offer significant tax related incentives to motion picture and television producers who produce programs within the incentive-granting jurisdiction. These incentives can be offered in the form of a tax credit, deduction or abatement based on the amount spent locally by a producer in a given jurisdiction or in the form of interest-free loans to producers. If the number of jurisdictions offering such incentives increases, or if the level of incentive in jurisdictions offering incentives were to increase, such programs could attract production activity that would otherwise occur in the Dallas-Fort Worth area. If enhanced or additional production incentives in jurisdictions other than Texas were to have the effect of reducing production activity in the Dallas-Fort Worth area, such a reduction in production activity would likely reduce the demand for and revenue generated by Firestone’s production services operation.

Rapid advances in the development of production technology and equipment may require Firestone to incur unexpected capital expenditures in order to remain competitive.

New technology and equipment used for motion picture and video production, particularly the technology and equipment used for post-production (e.g. editing and sound finishing), is being developed and introduced to the market at an increasingly rapid pace, rendering some existing technologies and equipment outmoded before facilities can enjoy an adequate return on investment in such technology and equipment. This escalating pace of technological advance increases the risk that some of Firestone’s production and post-production equipment could be rendered obsolete or outmoded within a shorter period of time than anticipated by Firestone. If a material amount of Firestone’s technology and equipment becomes obsolete or outmoded too rapidly, Firestone could be forced to incur significant unplanned capital expenditures in order to remain competitive in the production facilities and services business.

Risks Relating to Firestone’s Network Operations Center Business

If Intelsat’s Intelsat 13 transponder (the ‘‘Transponder’’) becomes inoperable for a material period of time or experiences a total failure, Firestone would lose all revenue from offering transponder services.

Firestone has a long-term agreement with Intelsat (‘‘Provider’’), pursuant to which Provider provides dedicated bandwidth to Firestone on the Transponder. Additionally, Firestone maintains disaster recovery capabilities, through a fiber link to an alternative satellite provider that is available in the event of Transponder failure. If the Transponder were to experience significant sustained outages or a total failure and the disaster recovery capacity is not sufficient to enable Firestone to provide uninterrupted service to its customers at the required service levels, Firestone’s ability to offer uplink services without securing agreements to secure alternative transponder capacity may be impaired. In the event of such an impairment or failure, Firestone could lose some or all of its recurring revenues from offering Transponder services and could be in breach of agreements with its customers.

If additional satellites offering transponder services are placed into service, Firestone’s revenues from transponder services may decrease materially.

Currently, there is a finite amount of transponder capacity in the marketplace and a significant demand for bandwidth on the various satellites that are available to provide uplink/downlink transponder bandwidth. However, additional satellites with uplink/downlink transponder capacity could be launched in the future, thus increasing the aggregate transponder bandwidth available in the marketplace. If additional transponder capacity were introduced to the marketplace, such additional capacity could depress the market price for the transponder services offered by Firestone and Firestone’s revenues from providing transponder services could decrease materially.

If newly-developed technologies are successful in providing the real time transmission of television and motion picture content, Firestone’s revenues from transponder services may decrease materially.

New technologies, including long-haul fiber networks and interconnected facilities employing digital broadcast spectrum, have the potential to power new services for the real-time transmission of large amounts of audio-visual content. If such new products and services can be successfully developed to offer economically attractive services, they could create significant competition for satellite based services as a means of transmitting audio-visual content. If such services are, in fact, successful in competing with satellite based services, such competition could erode Firestone’s client base for transponder services and depress the market price for transponder services. If Firestone were to lose transponder service clients to services based on new technologies and/or experience a reduction in the market price of transponder services, Firestone’s revenues from transponder services could decrease materially.

Risks Relating Generally to Firestone’s Business and Financial Condition

Firestone has had recurring losses from operations, a large accumulated deficit and a negative net worth and may never achieve and maintain profitability.

From July 2003, when Firestone’s current management began to operate its business, through September 30, 2006, Firestone has incurred aggregate net losses in excess of $7,245,791. As of September 30, 2006, it had an accumulated deficit of $9,337,922 and a negative net worth of $5,086,121. There is no assurance that it will ever be able to achieve profitability.

Firestone’s business is currently dependent upon just a few customers and client industries, the loss of any of which could be materially adverse to its financial condition and future prospects.

During the year ended December 31, 2005, Firestone had one customer that accounted for approximately 78% percent of its revenue (which ceased business with Firestone in that year) and three customers accounted for approximately 83% of its revenue during the year ended December 31, 2004. The loss of, and the failure to replace, any significant portion of the services provided to any significant customer has had, and in the future could have, a material adverse effect on the business of Firestone. Furthermore, Firestone derives much of its revenue from services provided to the television and television production industries. Fundamental changes in the business practices of any of these client industries could cause a material reduction in demand by Firestone’s clients for the services offered by Firestone. Factors that could impact television advertising and the general demand for original entertainment content include the growing use of personal video recorders and video-on-demand services, continued fragmentation of the marketplace and competition for the attention of television audiences.

Firestone has had a working capital deficit and has incurred net losses since its inception and in its footnotes regarding its 2005 financial statements, it stated that such conditions raise substantial doubt regarding Firestone’s ability to continue as a going concern.

Firestone had a working capital deficit of $3,596,007 and stockholders’ deficit of $4,645,259 at December 31, 2005 and for the years ended December 31, 2005 and 2004, Firestone incurred net losses of $1,736,272 and $2,137,217, respectively. Additionally, Firestone had a working capital deficit of $4,753,986 and stockholders’ deficit of $5,086,121 at September 30, 2006. If the merger is not consummated, or if Firestone is unsuccessful in increasing production services activity or increasing distribution of ¡Sorpresa!, despite the additional capital provided for in the merger transaction, Firestone would be limited in its growth potential and its ability to implement its business strategy. In such event, Firestone may continue to incur losses and may never achieve or maintain profitability.

Risks Related to the Merger

We will issue a substantial number of shares of common stock and warrants in the merger, all of which will be registered and a portion of which will be freely saleable. This may cause a decline in the market price of our common stock and warrants.

The consideration to be issued in the merger to the Firestone stockholders (including the holders of its Series B preferred stock upon conversion of that stock to Firestone common stock prior to the merger) will include 2,800,000 shares of Juniper common stock, subject to downward adjustment of up to 300,000 shares based upon the level of Firestone’s accounts payable at the time of closing, and holders of Firestone’s Series B preferred stock will also receive warrants to purchase 250,000 shares of Juniper’s common stock identical in form to its existing Class W and Class Z warrants, with an exercise price of $5.00 per share. In addition, Firestone stockholders may receive as many as 2,000,000 Class W and Class Z warrants based upon Firestone attaining certain specified revenue and subscriber targets in the years 2007 and 2008. These shares and warrants are being registered and, subject to a six month restriction on the sale of all of the shares of common stock to be issued to the Firestone stockholders and a further six month restriction on shares to be issued to the Signing Stockholders, will be freely saleable, except for those shares issued to Firestone affiliates. Such Firestone affiliates will be subject to certain resale restrictions under Rule 145 promulgated under the Securities Act of 1933, and all certificates representing such shares shall bear an appropriate restrictive legend. As a result, the number of shares available for public sale will increase six months after the consummation of the merger as shares under the lock-up agreements are released. Increases in the number of freely-tradable shares may adversely impact the price of Juniper’s stock.

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

We currently have outstanding Class W warrants to purchase 3,620,000 shares of common stock, Class Z warrants to purchase 3,620,000 shares of common stock and an option to purchase 12,500 Series A units and/or 62,500 Series B units, which if exercised, will result in the issuance of an additional 250,000 warrants that will become exercisable after the consummation of the merger. Moreover, we will be issuing 125,000 Class W warrants and 125,000 Class Z warrants as merger consideration at the closing and possibly an additional 1,000,000 Class W warrants and 1,000,000 Class Z warrants if certain milestones are achieved by Firestone after the closing. To the extent these warrants are exercised, additional shares of our common stock will be issued, which will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of such shares.

Our working capital will be reduced if Juniper stockholders exercise their right to convert their shares into cash. This would reduce our cash reserve after the merger.

Pursuant to our certificate of incorporation, holders of Class B common shares may vote against the merger and demand that we convert their shares into a pro rata share of the trust account where a substantial portion of the net proceeds of the IPO are held, calculated as of two business days prior to the anticipated consummation of the merger. We and Firestone will not consummate the merger if holders of 575,000 or more shares of Class B common stock exercise these conversion rights. To the extent the merger is consummated and holders have demanded to so convert their shares, there will be a corresponding reduction in the amount of funds available to the combined company following the merger. At December 26, 2006, the record date, assuming the merger proposal is adopted, the maximum amount of funds that could be disbursed to our Class B common stockholders upon the exercise of their conversion rights would be approximately $3,082,000, or approximately 20% of the funds then held in the trust account. Any payment upon exercise of conversion rights will reduce our cash after the merger, which may limit our ability to implement our business plan.

If Juniper Class B stockholders fail to vote or abstain from voting on the merger proposal, they may not exercise their conversion rights to convert their shares of Class B common stock of Juniper into a pro rata portion of the trust account.

Juniper stockholders holding shares of Juniper Class B common stock who affirmatively vote against the merger proposal may, at the same time, demand that we convert their shares into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. Juniper Class B stockholders who seek to exercise this conversion right must affirmatively vote against the merger. Any Juniper Class B stockholder who fails to vote or who abstains from voting on the merger proposal may not exercise his conversion rights and will not receive a pro rata portion of the trust account for conversion of his shares.

If we are unable to obtain a listing of our securities on Nasdaq or any stock exchange, it may be more difficult for our stockholders to sell their securities.

Juniper’s securities are currently traded in the over-the-counter market and quoted on the OTCBB. We have applied for listing on Nasdaq. Generally, Nasdaq requires that a company applying for listing on the Nasdaq Capital Market have stockholders’ equity of not less than $5.0 million or a market value of listed securities of $50 million or net income from continuing operations of not less than $750,000, at least 1,000,000 publicly-held shares, and a minimum bid price of $4.00 with over 300 round lot stockholders. There is no assurance that such listing will be obtained and listing is not a condition to closing the merger.

Our current directors and executive officers own shares of common stock and warrants and have other interests in the merger that are different from yours. If the merger is not approved, the securities held by them will become worthless. Consequently, they may have a conflict of interest in determining whether particular changes to the business combination with Firestone or waivers of the terms thereof are appropriate.

All of our officers and directors beneficially own stock and/or warrants to purchase shares of common stock in Juniper that they purchased prior to our IPO. Stuart B. Rekant, our chairman and chief executive officer, owns 100 shares of common stock purchased prior to the IPO and has waived his right to receive any of the cash proceeds that may be distributed upon our liquidation with respect to such shares. Therefore, if the merger is not approved and we are forced to liquidate, such shares held by Mr. Rekant will be worthless, as will the warrants held by our officers and directors that were purchased prior to the IPO, which cannot be sold by them prior to the consummation of the merger. In addition, if Juniper liquidates prior to the consummation of a business combination, Mr. Rekant and Robert Becker, Juniper’s chief financial officer, treasurer and secretary and a director, will be personally liable to pay the debts and obligations, if any, to vendors and other entities that are owed money by Juniper for services rendered or products sold to Juniper, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account.

These personal and financial interests of our directors and officers may have influenced their decision to approve our business combination with Firestone. In considering the recommendations of our board of directors to vote for the merger proposal and other proposals, you should consider these interests. Additionally, the exercise of our directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the business combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

The financial statements included in this proxy statement/prospectus do not take into account the consequences of a failure to complete a business combination by January 20, 2007.

The financial statements included in this proxy statement/prospectus have been prepared assuming that Juniper would continue as a going concern. As discussed in Note 2 and Note 10 to the Notes to the Financial Statements, we are required to complete a business combination by January 20, 2007. The possibility of such business combination not being consummated raises substantial doubt as to our ability to continue as a going concern and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

If we are unable to complete the business combination with Firestone and are forced to dissolve and liquidate, third parties may bring claims against us and, as a result, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders could be less than $5.36 per share.

If we are unable to complete the business combination with Firestone by January 20, 2007, and are forced to dissolve and liquidate, third parties may bring claims against us. Although we have obtained waiver agreements from the vendors and service providers we have engaged and owe money to, and the prospective target businesses we have negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust fund, there is no guarantee that they will not seek recourse against the trust fund notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims that could take priority over those of our Class B common stockholders. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy or other claims deplete the trust account, we cannot assure you we will be able to return to our Class B common stockholders at least $5.36 per share.

If we do not consummate the business combination with Firestone by January 20, 2007 and are forced to dissolve and liquidate, payments from the trust account to our Class B common stockholders may be delayed.

If we do not consummate the business combination with Firestone by January 20, 2007, we will dissolve and liquidate. In such event, we anticipate that, promptly after such date, our board of directors will convene and adopt a specific plan of dissolution and liquidation, which it will then vote to recommend to our stockholders. At such time it will also cause to be prepared a preliminary proxy statement setting out such plan of dissolution and liquidation as well as the board’s recommendation of such plan. We will promptly file our preliminary proxy statement with the SEC and then will mail the definitive proxy statement once we are legally permitted to do so (which could be after a lengthy SEC review) and convene a meeting of our stockholders at which they will vote on our plan of dissolution and liquidation. We expect that all costs associated with the implementation and completion of our plan of dissolution and liquidation will be funded by any remaining net assets not held in the trust account although we cannot assume you that there will be sufficient funds for such purpose. If such funds are insufficient, we anticipate that our management will advance us the funds necessary to complete such dissolution and liquidation (currently anticipated to be no more than approximately $50,000) and not seek reimbursement thereof. We will not liquidate the trust account unless and until our stockholders approve our plan of dissolution and liquidation. Accordingly, the foregoing procedures may result in substantial delays in our liquidation and the distribution to our public stockholders of the funds in our trust account and any remaining net assets as part of our plan of dissolution and liquidation.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are unable to complete the business combination with Firestone, we will dissolve and liquidate pursuant to Section 275 of the Delaware General Corporation Law. Under Section 280 through 282 of the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provisions for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder and any liability of the stockholder would be barred after the third anniversary of the dissolution. Although we will seek stockholder approval to liquidate the trust account to our public stockholders as part of our plan of dissolution and liquidation, we will seek to conclude this process as soon as possible and as a result do not intend to comply with those procedures. Because we will not be complying with those procedures, we are required, pursuant to Section 281 of the DGCL, to adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years. Accordingly, we would be required to provide for any creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to distributing the funds held in the trust to stockholders. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As a result, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, any distributions received by stockholders in our dissolution might be viewed under applicable debtor/creditor and/or bankruptcy laws as either a ‘‘preferential transfer’’ or a ‘‘fraudulent conveyance.’’ As a result, a bankruptcy court could seek to recover all amounts received by our stockholders in our dissolution. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders as soon as possible after our dissolution, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Also, the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing our directors and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons.

Voting control by our executive officers, directors and other affiliates may limit your ability to influence the outcome of director elections and other matters requiring stockholder approval.

Upon consummation of the merger, the persons who are parties to the voting agreement will own approximately 28% of our voting stock. These persons have agreed to vote for each other’s designees to our board of directors through director elections in 2009. Accordingly, they will be able to control the election of directors and, therefore, our policies and direction during the term of the voting agreement. This concentration of ownership and voting agreement could have the effect of delaying or preventing a change in our control or discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement/prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, the safe-harbor provisions of that act do not apply to statements made in this proxy statement/prospectus. You can identify these statements by forward-looking words such as ‘‘may,’’ ‘‘expect,’’ ‘‘anticipate,’’ ‘‘contemplate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘intends,’’ and ‘‘continue’’ or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other ‘‘forward-looking’’ information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us or Firestone in such forward-looking statements, including among other things:

•	the number and percentage of our Class B common stockholders voting against the merger proposal and seeking conversion;

•	legislation or regulatory environments, requirements or changes adversely affecting the business in which Firestone is engaged;

•	growth in customer demand; and

•	general economic conditions.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements included herein attributable to any of Juniper, Firestone or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Juniper and Firestone undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the adoption of the merger agreement, you should be aware that the occurrence of the events described in the ‘‘Risk Factors’’ section and elsewhere in this proxy statement/prospectus could have a material adverse effect on Juniper and/or Firestone.

SPECIAL MEETING OF JUNIPER STOCKHOLDERS

General

We are furnishing this proxy statement/prospectus to Juniper stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting of Juniper stockholders to be held on January 18, 2007, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about December 29, 2006 in connection with the vote on the merger proposal, the certificate of incorporation amendments and incentive compensation plan proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

The special meeting of stockholders will be held on January 18, 2007, at 10:00 a.m., eastern time, at the offices of Graubard Miller, Juniper’s counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174.

Purpose of the Juniper Special Meeting

At the special meeting, we are asking:

•	holders of Juniper Class B common stock to approve the merger agreement and the transactions contemplated thereby (merger proposal);

•	holders of Juniper common stock and Class B Common Stock to approve an amendment to our certificate of incorporation to change our name from ‘‘Juniper Partners Acquisition Corp.’’ to ‘‘Juniper Content Corporation’’ (name change amendment);

•	holders of Juniper common stock and Class B Common Stock to approve an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock from 25,000,000 to 35,000,000 (capitalization amendment);

•	holders of Juniper common stock and Class B Common Stock to approve amendments to our certificate of incorporation to remove those provisions that will no longer be operative after the consummation of the merger (charter text amendment); and

•	holders of Juniper common stock and Class B common stock approve the adoption of the 2006 Long-Term Incentive Plan (incentive compensation plan proposal).

Recommendation of Juniper Board of Directors

Our board of directors:

•	has unanimously determined that each of the merger proposal, the name change amendment, the capitalization amendment, the charter text amendment and the incentive compensation plan proposal is fair to and in the best interests of us and our stockholders;

•	has unanimously approved the merger proposal, the name change amendment, the capitalization amendment, the charter text amendment and the incentive compensation plan proposal;

•	unanimously recommends that our Class B common stockholders vote ‘‘FOR’’ the merger proposal;

•	unanimously recommends that our common stockholders and our Class B common stockholders vote ‘‘FOR’’ the proposal to adopt the name change amendment;

•	unanimously recommends that our common stockholders and our Class B common stockholders vote ‘‘FOR’’ the proposal to adopt the capitalization amendment;

•	unanimously recommends that our common stockholders and our Class B common stockholders vote ‘‘FOR’’ the proposal to adopt the charter text amendment; and

•	unanimously recommends that our common stockholders and our Class B common stockholders vote ‘‘FOR’’ the proposal to approve the incentive compensation plan proposal.

Record Date; Who is Entitled to Vote

We have fixed the close of business on December 26, 2006, as the ‘‘record date’’ for determining Juniper stockholders entitled to notice of and to attend and vote at the special meeting. As of the close of business on the record date, there were 2,875,000 shares of our Class B common stock outstanding and entitled to vote and 548,100 shares of Juniper common stock outstanding and entitled to vote. Each share of Juniper’s Class B common stock and common stock is entitled to one vote per share at the special meeting.

Quorum

The presence, in person or by proxy, of a majority of all the outstanding shares of capital stock constitutes a quorum at the special meeting. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked ‘‘abstain’’ and proxies relating to ‘‘street name’’ shares that are returned to us but marked by brokers as ‘‘not voted’’ will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. If you do not give the broker voting instructions, under the rules of the NASD, your broker may not vote your shares on any of the proposals to be presented at the meeting. Since a stockholder must affirmatively vote against the merger proposal to have conversion rights, individuals who fail to vote or who abstain from voting may not exercise their conversion rights. Beneficial holders of shares held in ‘‘street name’’ that are voted against the merger may exercise their conversion rights. See the information set forth in ‘‘Special Meeting of Juniper Stockholders – Conversion Rights.’’

Vote of Our Stockholders Required

The approval of the merger proposal will require the affirmative vote of a majority of the shares of Juniper Class B common stock present in person or represented by proxy and entitled to vote at the special meeting. Abstentions will have the same effect as a vote ‘‘AGAINST’’ the merger proposal and broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the merger proposal. You cannot seek conversion unless you affirmatively vote against the merger proposal.

The name change amendment, the capitalization amendment and the charter text amendment each require the affirmative vote of the holders of a majority of Juniper Class B common stock and common stock outstanding on the record date for approval. Abstentions and shares not entitled to vote because of a broker non-vote will have the same effect as a vote against these proposals. In order to consummate the merger, each of the name change amendment and the capitalization amendment proposals must be approved by the stockholders. For both of the name change amendment and the capitalization amendment to be implemented, the merger proposal must be approved by the Class B common stockholders.

The approval of the incentive compensation plan will require the affirmative vote of the holders of a majority of our Class B common stock and common stock represented and entitled to vote at the meeting. Abstentions are deemed entitled to vote on the proposals. Therefore, they have the same effect as a vote against the proposal. Broker non-votes are not deemed entitled to vote on the proposal and, therefore, they will have no effect on the vote on the proposal.

Voting Your Shares

Each share of Juniper Class B common stock that you owned at the close of business on the record date entitles you to one vote on the merger proposal. For the other proposals, you will have one vote for each share of our common stock and our Class B common stock that you owned at the close of business on the record date. Your proxy card shows the number of shares of our common stock and Class B common stock that you own in your own name.

There are two ways to vote your shares of Juniper Class B common stock and common stock that you own in your own name at the special meeting:

•	You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your ‘‘proxy,’’ whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board ‘‘FOR’’ the adoption of the merger proposal, the name change amendment, the capitalization amendment, the charter text amendment and the incentive compensation plan proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.

•	You can attend the special meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU DO NOT VOTE YOUR SHARES OF OUR CLASS B COMMON STOCK IN ANY OF THE WAYS DESCRIBED ABOVE, IT COULD HAVE THE SAME EFFECT AS A VOTE AGAINST THE ADOPTION OF THE MERGER PROPOSAL, BUT WILL NOT HAVE THE EFFECT OF A DEMAND FOR CONVERSION OF YOUR SHARES INTO A PRO RATA SHARE OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE PROCEEDS OF OUR IPO ARE HELD.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Stuart B. Rekant, our chairman and chief executive officer, in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock, you may call Morrow & Co., Inc., our proxy solicitor, at 1-800-607-0088, or Stuart B. Rekant, our chairman and chief executive officer, at (212) 398-3112.

No Additional Matters May Be Presented at the Special Meeting

This special meeting has been called only to consider the adoption of the merger proposal, the name change amendment, the capitalization amendment, the charter text amendment and the incentive compensation plan proposal. Under our by-laws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting if they are not included in the notice of the meeting. No adjournment or postponement of the special meeting will occur once the special meeting has been called to order.

Conversion Rights

Stockholders holding shares of Juniper Class B common stock as of the record date who affirmatively vote their shares against the merger proposal may also demand that we convert such shares into a pro rata portion of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. If demand is made and the merger is consummated, we will convert these shares into a pro rata portion of funds held in the trust account held in the trust account plus interest. Juniper Class B common stockholders who seek to exercise this conversion right must affirmatively vote against the merger. Abstentions and broker non-votes do not satisfy this requirement.

The closing price of our Class B common stock on December 26, 2006 (the record date) was $5.28 and the per-share, pro-rata cash held in the trust account on the record date was approximately $5.37. Prior to exercising conversion rights, Class B stockholders should verify the market price of our common stock as they may receive higher proceeds from the sale of their Class B common stock in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price.

If the holders of at least 575,000 (20%) or more shares of Class B common stock vote against the merger and demand conversion of their shares, we will not be able to consummate the merger.

If you exercise your conversion rights, then you will be exchanging your shares of our Class B common stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you affirmatively vote against the merger proposal, properly demand conversion, continue to own those shares through the effective time of the merger and then tender your stock certificate to us. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated.

Appraisal Rights

Stockholders of Juniper do not have appraisal rights in connection with the merger under the DGCL.

The board of directors of Firestone has determined that the consideration to be paid to the Firestone stockholders is reasonable and that the merger is in the best interest of Firestone and its stockholders. Holders of Firestone capital stock who did not execute the merger agreement may demand appraisal of their shares in compliance with the requirements of Section 262 of the DGCL and, therefore, will be entitled to be paid, in cash, the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery. The demand for appraisal rights must be received by Firestone on or before January 16, 2007 in order to be effective, and stockholders seeking appraisal must thereafter comply with the other procedural requirements of Section 262, which is attached hereto as Annex D. See also the section entitled ‘‘Appraisal Rights.’’

Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. This solicitation is being made by mail but also may be made by telephone or in person. We and our directors, officers and employees may also solicit proxies in person, by telephone or by facsimile or email.

We have hired Morrow & Co., Inc. to assist in the proxy solicitation process. We will pay Morrow & Co., Inc. a fee of approximately $5,500.00. Such fee will be paid with non-trust account funds.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

Juniper Inside Stockholders

Stuart B. Rekant, Robert B. Becker, Daniel Burnstein, Richard Intrator and Paul Kramer and their affiliates and advisors, to whom we collectively refer as the Juniper Inside Stockholders, purchased 812,500 Class W warrants and 812,500 Class Z warrants prior to our IPO. In addition, Mr. Rekant purchased 100 shares of our common stock prior to the IPO. Mr. Rekant is our chairman of our board of directors and our chief executive officer, Mr. Becker is currently our chief financial officer, treasurer, secretary and a director and Messrs. Burnstein, Intrator and Kramer are currently directors. The Juniper Inside Stockholders have agreed, in connection with the IPO, to not sell any of the foregoing securities until the consummation of the business combination.

At any time prior to the special meeting, during a period when they are not aware of any material nonpublic information regarding Juniper or its securities, the Juniper Inside Stockholders, and/or their affiliates, may enter into a written plan to purchase Juniper securities pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Further, the Juniper Inside Stockholders, and/or their affiliates, may engage in other permissible public market purchases, as well as private purchases, of securities at anytime prior to the special meeting of stockholders.

THE MERGER PROPOSAL

The discussion in this document of the merger and the principal terms of the merger agreement by and among Juniper, Firestone, Merger Sub and the Signing Stockholders is subject to, and is qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

General Description of the Merger

Pursuant to the merger agreement, Merger Sub, a wholly owned subsidiary of Juniper, will merge with and into Firestone and Firestone will be the surviving entity and a wholly owned subsidiary of Juniper. The separate corporate existence of Merger Sub shall cease. Juniper will be renamed Juniper Content Corporation after completion of the merger.

Holders of all the issued and outstanding shares of common stock of Firestone will receive 2,800,000 shares of Juniper common stock, subject to downward adjustment of up to 300,000 shares based upon the level of Firestone’s accounts payable at the time of closing. In addition, holders of Firestone’s Series B preferred stock, who will convert such shares into shares of Firestone common stock prior to the consummation of the merger and share proportionately in the shares of Juniper common stock being issued in the merger, will also receive warrants to purchase 250,000 shares of Juniper’s common stock identical in form to its existing Class W and Class Z warrants, with an exercise price of $5.00 per share. The Firestone stockholders will also be entitled to receive Class W and Class Z warrants to purchase up to an aggregate of 2,000,000 shares of Juniper common stock, exercisable at $5.00 per share, based upon Firestone attaining certain specified revenue and subscriber targets in the years 2007 and 2008.

The accounts payable adjustment will reduce the shares issuable at closing by the number of shares equal to 20% of the difference between the dollar amount of all accounts payable of Firestone determined as of the close of business on the last business day of the month preceding the month in which the closing date occurs and the dollar amount of accounts payable of Firestone on such date that are no more than 30 days old. For example, if Firestone has $2,000 of accounts payable, $1,000 of which are less than 30 days old, the downward adjustment would be 200 shares ($2,000 – $1,000 multiplied by 20%). If all of Firestone’s accounts payable are no more than 30 days old, there would be no adjustment of shares. Firestone’s accounts payable as of October 31, 2006 were $957,797, of which $302,939 were no more than 30 days old.

After the completion of the merger, the Firestone stockholders will own approximately 45% of Juniper’s common stock, assuming that no Juniper stockholders seek conversion of their Juniper Class B common stock into their pro rata share of the trust account and that no downward adjustment is made as a result of the levels of Firestone’s accounts payable. If the holders of 19.99% of Juniper’s Class B common stock vote against the merger proposal and demand conversion of their shares, the Firestone stockholders would own approximately 49.6% of the outstanding shares of Juniper common stock.

Background of the Merger

The terms of the merger agreement are the result of arm’s-length negotiations between representatives of Juniper and Firestone. The following is a brief discussion of the background of these negotiations, the merger agreement and related transactions.

Juniper was formed on February 3, 2005 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business, with a focus on companies in the media and entertainment industry. Promptly following our IPO that was consummated on July 25, 2005, we contacted numerous persons with whom we have business relationships and investment bankers, private equity and venture firms, consulting firms, and legal and accounting firms for introductions to potential targets.

In September 2005, we retained Media Index Ltd., for a fee of $50,000, to identify and introduce us to potential targets in the European markets with a focus in the United Kingdom. In December

2005, we retained North Haven Partners Inc. through May 2006, for a fee of $20,000, to assist us with our search for potential targets by accessing their proprietary data bases and research methodologies. Throughout the process, Juniper was also advised by HCFP/Brenner Securities LLC, the managing underwriter of its IPO. The underwriting agreement for the IPO provides that HCFP/Brenner Securities LLC will receive a $400,000 fee for its services as an advisor upon Juniper’s completion of a business combination.

Through all these various efforts, we identified and reviewed information with respect to more than 50 target companies, including ones that were based in the United Kingdom, Canada and Australia. In addition to valuation, we looked at the nature of a company’s business and its growth prospects, management, cash requirements, size and complexity of its operations, availability of audited financial statements, timing considerations and suitability for a transaction with a blank check company. Our focus on potential targets was narrowed due to a number of such companies preferring to remain closely held as opposed to becoming a subsidiary of a public company. Other potential targets that would consider a transaction with a public company objected to the length of time required to complete a transaction or the risk associated with approval required of Juniper’s Class B common stockholders. In other situations, we disagreed with the targets on valuation.

Mr. Rekant was introduced to Firestone by Jon Larson of Connemara Capital, LLC (which is a stockholder of Firestone). On February 15, 2006, as a result of Mr. Rekant’s conversations with Mr. Larson about Firestone, Leonard Firestone contacted Mr. Rekant and they commenced discussions about a possible transaction between Firestone and Juniper. On February 20, 2006, Messrs. Firestone, Mason, Rekant, Richard Intrator, a Juniper director, Tom Moody, Mr. Mason’s son-in-law, and Ryan Mason, Mr. Mason’s grandson, attended a breakfast meeting at Mr. Mason’s apartment in New York City, where they discussed a structure for a proposed transaction between Firestone and Juniper. Messrs. Rekant, Intrator and Firestone then continued to negotiate terms for the remainder of the day at Mr. Intrator’s office. Messrs. Rekant, Mason and Firestone continued discussions at a follow-up breakfast on March 2, 2006. Mr. Rekant kept Juniper’s board of directors informed through informal telephonic meetings and calls to individual board members throughout the search and negotiation process.

Shortly after the discussions began in February 2006, Firestone provided Juniper with a business plan that it prepared in October 2005 for its search for a capital investment when Firestone had 0.4 million subscibers and 26 employees. The plan outlined Firestone’s operations and assumptions for the calender years ending 2006 through 2010 and assumed that a transaction that would provide a capital investment of $5 million would take place in January 2006. At the time the October 2005 projections were prepared, no specific party to such a transaction was known to Firestone. Among the matters addressed were projections of the following for the years 2006 through 2010:

•	Subscribers increasing from 2.8 million to 7.6 million;

•	Television network revenue increasing from $5.5 million to $48.4 million;

•	Network operations revenue increasing from $2.7 million to $3.2 million;

•	Production services revenue decreasing from $1.5 million to $0;

•	Total revenue increasing from $9.7 million to $51.6 million;

•	Programming costs increasing from $2.2 million to $13.1 million;

•	Marketing and promotional expenses increasing from $0.5 million to $1.0 million;

•	Advertising expense and commissions on sales of advertising increasing from $1.1 million to $3.5 million;

•	Affiliate acquisition expenses increasing from $1.2 million to $7.1 million;

•	Network uplink expenses increasing from $2.1 million to $2.6 million; and

•	Internal staff increasing from 55 employees to 70 employees.

Production services revenue was projected to cease after 2006 as a result of Firestone’s decision to utilize production facilities solely to produce its own original programming for ¡Sorpresa!. Television network revenue assumed that gross advertising dollars per subscriber would increase from $5.50 to $6.50 over the period and that the percent of advertising inventory sold would increase from 55% to 68%. A contract with a first satellite provider was assumed to be completed prior to May 2006 and a contract with a second was assumed to be completed in October 2006.

On March 16, 2006, Mr. Rekant visited Firestone’s principal executive offices in Fort Worth, Texas, met with senior Firestone management and reviewed Firestone’s operations. On March 28, 2006, Juniper and Firestone signed a letter of intent, which provided for the issuance at closing of 2,800,000 shares of Juniper common stock, with a downward adjustment of up to 200,000 shares based on accounts payable at closing, and 2,250,000 warrants. The consideration reflected in the letter of intent was determined through negotiations with Firestone and with the input of Juniper’s management, board members and advisors. Based on the closing prices of Juniper’s securities on March 27, 2006, the day before the letter of intent was signed, the value of the consideration to be paid by Juniper was approximately $15,523,000.

In arriving at the consideration to be paid by Juniper, and the manner in which that consideration was to be constructed, Juniper’s board of directors and management took into account various factors, most particularly the value of Firestone’s current and projected subscriber base and the value of Firestone’s physical facilities and its revenue-generating capabilities. During the course of the negotiations, Firestone indicated that it was looking for a valuation in excess of $20 million for its stockholders and working capital to continue to grow its business and wanted its stockholders to be paid entirely in Juniper securities, subject to its debt obligation to its largest stockholder. Juniper was amenable to an all stock approach to preserve capital.

Subscriber value is a frequently used metric in the cable television industry to reflect judgments as to current and future revenues deriving from the number of subscribers. Subscriber value is dependent on, among other things, the perceived attractiveness of the subscriber base to advertisers, based on the demographic or market niche being served, and competition for that audience. On the theory that similar companies should have similar subscriber values, information regarding other companies is frequently used to determine such value, by dividing the purchase price paid in a transaction involving such a company by the number of subscribers that company had at the time of the transaction. Because of variations between markets and transactions, there is no single value that would be applicable for every transaction and a range of values is typically calculated and considered.

Based on its knowledge of transactions in the cable television industry, Juniper’s board of directors and management believed that a general range of subscriber base value was from $10 to $20 per subscriber, although they aware of transactions below and above that range. Such belief, however, was not based on any quantitative or qualitative analysis performed by any of them. Prior to the meeting in Mr. Mason’s apartment on February 20, 2006, Firestone provided information on some specific transactions derived from Kagan Research LLC, which provided a framework for the discussions. One transaction, which had widespread publicity, was the sale of College Sports Network in November 2005, which had a per-subscriber value of $21.67. Another was the sale of the International Channel in September 2004, with a per-subscriber value of $11.52. A third was the sale of the Outdoor Channel in July 2004, with a per-subscriber value of $10.12. At the low end of this range was the sale of Tech TV, with a per-subscriber value of $6.55. Two other earlier transactions, sales of Golf Channel and Noggin, had respective per-subscriber values of $19.92 and $21.00. While the board recognized that these transactions were selective, it believed that they were confirmatory of its own estimate. Thus, the range of from $10 to $20 per subscriber was felt to be appropriate for Firestone because its ¡Sorpresa! network was well-positioned to take advantage of the high growth of the Hispanic market and its increasing importance to advertisers, differentiating it from other networks that served a general audience with a lower potential advertising growth rate. The valuation made by Juniper of Firestone was based on generally available recent and historic industry data regarding transactions involving cable networks and on Juniper management’s familiarity with the industry but did not take into account Firestone’s actual or anticipated subscriber revenues or potential growth in advertising revenue that would result from an increased subscriber base as those revenues are subsumed in the values assigned to the number of subscribers. Based on information provided by Firestone regarding anticipated distributor agreements with satellite operators and additional cable systems, Juniper’s management anticipated that the ¡Sorpresa! subscriber base would grow from 500,000 to in excess of 1 million subscribers by closing, thus giving Firestone at closing a value of from $10 million to $20 million on this factor alone. (At September 30, 2006, Firestone had approximately 623,000 subscribers, which reflects a subscriber value of from approximately $6.2 million to $12.4 million on the basis applied.)

Based on their familiarity with the media and entertainment industries, including the cost to build network and production facilities, the available capacity of the uplink facilities and the current and projected future revenue rates and operating expenses for such facilities, Juniper’s board of directors and management also believed Firestone’s physical assets were worth approximately $5 million and the production service revenue capability (which Firestone decided to reinstate as a result of discussions with Juniper) and uplink revenue capacity was worth at least another $5 million. Management’s preliminary calculations of subscriber and uplink and production asset values were not based on third-party appraisals or valuations.

Shortly after the signing of the letter of intent, Juniper delivered an extensive due diligence request list to Firestone. As documents were received from Firestone, Juniper’s attorneys began to compile and to review the due diligence materials. Robert Becker, Juniper’s chief financial officer and a director, visited Firestone’s principal executive offices in Fort Worth, Texas on April 10, 2006, where he toured the facilities and met with various members of Firestone’s senior management. Mr. Becker also met with Whitley Penn LLP, Firestone’s auditors, concerning Firestone’s financial statements. On April 11, 2006, Mr. Becker met with KPMG LLP Transaction Services (‘‘KPMG’’) to discuss KPMG assisting Juniper with financial due diligence regarding the adequacy of the Firestone financial information presented to Juniper. On April 18, 2006, Mr. Rekant updated Juniper’s board of directors through an informal telephonic meeting on the progress of the negotiations and the potential engagement of KPMG.

In April 2006, the Firestone business plan was updated to reflect a delay in the $5 million capital investment (which would now be made by Juniper) by six months that in turn delayed implementation of all significant marketing, promotional, staffing, and distribution initiatives. Assumptions as to the completion of contracts with the two satellite providers were moved to October 2006 and December 2006 from the earlier dates of May 2006 and October 2006. Accounts receivable assumptions for affiliate fee and advertising revenue were also revised, resulting in an increased anticipated working capital need during the first year of the plan. Production services revenue was added as a result of Firestone’s decision to use its production facilities for third-party production. Among other differences from the October 2005 business plan were the following projections for the period from 2006 to 2010:

•	Subscribers increasing from 3.0 million to 8.4 million;

•	Television network revenue increasing from $1.2 million to $46.2 million;

•	Network operations revenue increasing from $2.2 million to $3.5 million;

•	Production services revenue increasing from $1.8 million to $4.0 million.

•	Total revenue increasing from $5.2 million to $53.8 million;

•	Programming costs increasing from $0.3 million to $1.7 million;

•	Marketing and promotional expenses increasing from $0.2 million to $0.8 million;

•	Advertising expense and commissions on sales of advertising increasing from $0.2 million to $2.9 million;

•	Affiliate acquisition expenses increasing from $0.8 million to $5.9 million;

•	Network uplink expenses increasing from $2.0 million to $2.6 million; and

•	Internal staff increasing from 34 employees to 63 employees.

On May 5, 2006 Mr. Rekant met in Chicago with Firestone board member Bert Getz to discuss the transaction. On May 16, 2006, as a result of information in the revised Firestone business plan and the results of Firestone’s operations since the original letter of intent was signed, an amended and restated letter of intent was signed, revising the amount of merger consideration to be received by the Firestone stockholders by (i) potentially reducing the amount of shares of Juniper common stock to be received by the Firestone stockholders by up to 300,000 shares, based on the amount of Firestone’s outstanding payables upon consummation of the transaction, and (ii) providing that the issuance of 2,000,000 of the Juniper warrants would be based on Firestone attaining certain specified revenue and subscriber targets in the years 2006, 2007 and 2008 and that the remaining 250,000 Juniper warrants originally provided for would be issued only to the holders of Firestone’s Series B preferred stock. The downward adjustment for payables and milestones for the warrants with respect to subscriber and revenue targets were designed to align the ultimate purchase price with the financial position of Firestone on closing and the future performance of its business.

The subscriber and revenue targets were derived from assumptions and revenue goals in Firestone’s business plan and the number of warrants to be issued resulted from negotiations with Firestone designed to provide Firestone stockholders with both an incentive to achieve the targets and with additional equity in Juniper if such warrants were exercised.

We then started working with our counsel to prepare a first draft of the merger agreement. As the negotiations regarding the merger agreement proceeded, the parties agreed that there should be no performance payments for 2006 as it became apparent that the transaction would not close earlier than the fourth quarter of the year and the warrants that would have been issuable if the 2006 targets were met were reallocated to the other years.

On June 5, 2006, an informal telephonic meeting of the board of directors was held approving the hiring of KPMG to assist with the financial due diligence and, after board consideration of their experience, the hiring of Sanders Morris Harris Inc. (‘‘SMH’’) to render an opinion that the consideration to be paid in the merger is fair to Juniper’s stockholders and that the fair market value of Firestone is at least 80% of Juniper’s net assets. SMH was retained on June 8, 2006.

On June 5, 2006, Juniper and KPMG signed an engagement letter for KPMG to perform financial due diligence on Firestone on Juniper’s behalf. KPMG issued its due diligence report on June 19, 2006 regarding the adequacy of the Firestone financial information and then re-issued its report on August 8, 2006 to include updated information pertaining to Firestone. It met with Firestone’s management and auditors, reviewed Firestones books and records and financial position, and reported its findings to the Juniper Board. KPMG was not engaged to provide a valuation of Firestone or analyze or forecast of its future growth prospects, and its report relates only to Firestone financial due diligence and does not materially relate to the merger with Juniper. On June 13, 2006, Juniper entered into an engagement letter with Holt Media Group to provide to Juniper an appraisal of the Firestone production and network operating center facilities. Additional telephonic meetings among Juniper’s board were conducted in June and July in connection with the transaction.

In July 2006, while the negotiations with Firestone were proceeding, we signed letters of intent with three other companies: a marketing and licensing company, a television voting service business and an animation production company for television and advertising. With respect to two of these companies, we determined that there was no assurance that their audits would be completed in sufficient time for us to complete our business combination by January 20, 2007. In the case of the third potential target, which had completed its audit, we concluded that the future prospects of its principal business did not have the dynamic growth characteristics of a cable programming service focused on the Hispanic demographic and determined to proceed with Firestone.

On August 11, 2006, we had a meeting of our board of directors to discuss the proposed business combination and merger documents with Firestone. All of our directors (Messrs. Rekant, Becker, Intrator, Kramer, Burstein) were present, all in person other than Mr. Burstein, who attended by telephonic conference. Also present, by invitation, were attorneys with Graubard Miller, Juniper’s counsel. Prior to the meeting, copies of the most recent drafts of the significant transaction documents, in substantially final form, were delivered to all participants.

After opening remarks and general discussion, Mr. Brandon Beard and Ms. Heidi Clark of KPMG made a telephonic presentation regarding the adequacy of the Firestone financial information presented to Juniper and then left the meeting. Ms. Joanne Verkuilen and Messrs. Michael Garstin and Gregory Huang of SMH then joined the meeting in person to make a presentation during which Ms. Verkuilen advised the board that it was the opinion of SMH that the consideration to be paid in the merger was fair to our stockholders from a financial point of view, and that the fair market value of Firestone is at least 80% of our net assets. Ms. Verkuilen and Messrs. Garstin and Juang detailed for the board the analysis performed by SMH and the manner by which SMH had arrived at its opinion. Ms. Verkuilen and Messrs. Garstin and Juang discussed at length with our board the different analyses used to determine whether the merger consideration to be paid by us was fair from a financial point of view to our stockholders and to determine the fair market value of Firestone. For a more detailed description of the SMH fairness opinion, see the section entitled ‘‘The Merger Proposal – Fairness Opinion.’’

In order for the board to review the materials and discussions, the meeting was recessed until August 14, 2006, when it was resumed. After considerable review and discussion, the merger agreement and related documents were unanimously approved, subject to final negotiations and modifications, and the board determined to recommend the approval of the merger agreement.

The merger agreement was signed on August 15, 2006. Promptly thereafter, Juniper issued a press release and filed a Current Report on Form 8-K announcing the execution of the merger agreement and discussing the terms of the merger agreement.

Factors Considered by Juniper’s Board of Directors

The determinations by Juniper’s board of directors that Firestone was a suitable candidate for a business combination and of the final agreed-upon consideration in the merger agreement were based on several factors, which are discussed below. In aid of making its determinations, Juniper’s board, among other things, reviewed industry and financial data and considered the due diligence review of Firestone, including that performed for Juniper by KPMG, discussions with Firestone’s management and staff and with multi-system operators (MSOs), Firestone’s financial and subscriber base projections, the SMH report and an appraisal of Firestone’s production and network operating center facilities prepared for Juniper by Holt Media Group.

Juniper’s management and board of directors also reviewed Firestone’s business plan as further updated in July 2006, the Firestone financial statements, payables reports and Firestone’s management’s assumptions and assessment of how the business would grow with the addition of capital and management. Critical elements considered were the potential growth in Firestone’s subscriber base, the potential for the business that could be generated by the uplink facility and production services operation and the value of the physical assets that were in place to support its operations once additional capital and management were in place. Specifically, Juniper reviewed Firestone’s financial statements for the years 2004 (audited) and 2005 (audited) and for the six month period ended June 30, 2006 (unaudited). The projections in Firestone’s new business plan assumed the closing of the merger and capital investment to occur in January 2007 and included the following for the period from 2006 to 2010:

•	Subscribers increasing from 700,000 to 8.3 million;

•	Television network revenue increasing from $0.6 million to $45.9 million;

•	Network operations revenue increasing from $1.8 million to $3.5 million; and

•	Production services revenue increasing from $0.2 million to $2.5 million.

•	Total revenue increasing from $2.6 million to $51.9 million.

These projections were based on the underlying assumptions of growth in the subscriber base during the periods under consideration, including subscribers from existing cable system operations with whom Firestone has relationships as well as subscribers arising from new relationships with cable system operators and satellite providers, not all of which are yet in place and some of which came into service at dates later than those projected. A contract with a satellite provider was assumed to be completed prior to July 2007. Each cable system and satellite provider was addressed individually based on its plans, to the extent known by Firestone, for carrying the ¡Sorpresa! service in the various locales served by it. The $5 million of capital to be made available by Juniper was assumed to start to be invested in the first quarter of 2007. The subscriber projections, along with assumptions of gross advertising dollars per subscriber growing from $5.50 to $6.50, and the percent of advertising inventory sold growing from 35% to 70% over the period, drove the increase in the revenues from advertising.

Projections of expenses for the period from 2006 to 2010 were as follows:

•	Programming expenses increasing from $0.2 million to $1.6 million;

•	Marketing and promotion expenses increasing from minimal to $0.8 million;

•	Advertising expenses and commissions on advertising sales increasing from minimal to $2.8 million;

•	Affiliate acquisition expenses increasing from $0.1 million to $5.6 million; and

•	Network uplink expenses increasing from $2.0 million to $2.6 million.

The July 2006 business plan also assumed internal staff increasing from 22 employees in 2006 to 62 employees in 2010.

Assumptions were made as to the total potential Hispanic market and the penetration by Firestone into such market. Other important assumptions were those relating to advertising rates that could be charged by Firestone and the number of clients for its uplink and production services and the rates that could be charged by Firestone for these services. In reviewing the various financial information and projections, Juniper placed strong emphasis on the potential for subscriber growth and increases in uplink and production services and the associated increases in revenue as well as the costs estimated to be required to provide for the anticipated growth.

It should be noted that, while the projections used the historical data as starting points, they were not generally derived from Firestone’s historical performance. Rather, they were based on the assumption that Firestone would be able to achieve industry norms for critical factors, such as advertising revenues per subscriber and the proportion of its available advertising inventory it could sell once it had the capital infusion to use for marketing, distribution and staff expansion. Such norms were obtained from research compiled by Kagan Research LLC that Firestone purchased.

The projections also did not take into account Firestone’s significantly different financial results that occurred after December 31, 2005 that in large part resulted from the loss of a significant client in late 2005 and Juniper’s board did not place great weight on the June 30, 2006 results that were available at the time it made its determinations. Such factors were not deemed by the board to be significant in light of its understanding that Firestone’s value lay in its ability to grow and perform well in the future with the addition of the capital and management expertise that Juniper would furnish.

In making its independent determination of Firestone’s value, the board felt that Firestone’s projections were too aggressive in that the members believed that Firestone overestimated the advertising rate it could command and the percentage of available advertising inventory that it would be able to sell. Accordingly, the board did not base its conclusions on the upper values of such projections. Similarly, the board felt that the conservative case valuation used by SMH was too conservative in that it overly discounted the amount of television network revenue that Firestone would be able to achieve and reduced EBITDA margins below margins generally applicable in the industry. Because Juniper viewed Firestone as being attractive for its future growth potential rather than for its actual historical experience, historical financial information, including that for 2006, was not deemed by it to be critical. The projections are discussed in more detail in the section entitled ‘‘Fairness Opinion — Discounted Cash Flow Analysis,’’ below. Investors should not place undue reliance upon such projections, as they are not necessarily an indication of what Firestone’s revenues and expenses will be in the future.

In light of the complexity of the various factors, the Juniper board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Juniper board may have given different weight to different factors. However, significant factors included the following:

Firestone’s high potential for future growth

Important criteria to Juniper’s board of directors in identifying an acquisition target were that the company have established business operations, that it was generating current revenues, and that it has what the board believes to be a potential to experience rapid growth. Juniper’s board of directors believes that Firestone has in place the infrastructure for expanding business operations to achieve substantial growth through its ¡Sorpresa! network and digital community.

Valuation

The board considered the value of Firestone in relation to its growth potential and found it to be attractive when compared to other companies that Juniper had considered in the media and entertainment industry. The board considered ¡Sorpresa!’s brand identity and reviewed its subscriber projections and projected growth through cable and satellite outlets and its potential attractiveness to advertisers. It considered the value of Firestone’s physical assets and revenue that might be generated from its existing facilities. It also considered the projections provided by Firestone and the financial information developed by SMH. Because the board placed primary importance on Firestone’s ability to produce future growth with the addition of capital and management expertise from Juniper, the board did not consider Firestone’s historical financial performance, including the net operating losses incurred in the period ended June 30, 2006 or the loss of the client that provided the large part of Firestone’s production services revenues in 2005, to be critical factors. Based on these analyses of Firestones assets and operations, and company and industry comparisons and the significant transaction experience of Juniper’s board and its advisors, the board concluded that the negotiated terms were fair to Juniper and its stockholders.

Favorable industry dynamics

The board also considered the Hispanic demographic and its impact on the media marketplace in evaluating the Firestone transaction. According to the most recent U.S. Census, the Hispanic demographic is the fastest growing population segment in the United States, with 42.7 million Hispanics residing in the United States with 1 in 4 under 14 years of age. The board considered this along with the fact that advertising expenditures aimed at the Hispanic audience are outpacing the U.S. average and are anticipated to grow from 1.4% of all such expenses in 2005 to be more representative of the Hispanic population percentage (14.3% in 2005).

Competitive position and acceptance of its services

The board also believes that Firestone, as the nation’s first Spanish language children’s cable network, is well positioned to take advantage of the high growth of the Hispanic market and its increasing importance to advertisers. ¡Sorpresa!’s growing brand awareness, affiliation agreements with the major cable operators and reputation with its customers were factors it considered. The board also concluded that ¡Sorpresa! should benefit from the accelerating digital rollout by MSOs of Hispanic tiers as cable operators seek to expand their digital distribution to enable the sale of telephony and internet services to their customers, in addition to programming.

Notwithstanding this, the board recognized that the media and entertainment sector, as well as the Hispanic marketplace, is very competitive. While the impending entry into the Hispanic market of established broadcasters such as Telemundo was considered, the board felt that the anticipated expansion of the overall Hispanic market allowed sufficient room for Firestone to expand as desired. Juniper believes that, based on Firestone’s current market position, it will increase its growth by the addition of capital and management that Juniper will be able to provide.

Experience of Juniper Management

An important factor to the board in concluding that the potential it sees in Firestone is capable of being realized as a result of a business combination with Juniper is the benefit that Firestone’s managerial and financial resources will receive from the addition of the experience, expertise and senior-level relationships of Juniper’s management and board. Juniper’s board feels this will greatly enhance both Firestone’s day-to-day operations and its ability to capitalize on its strategic position.

Value of Firestone’s Facilities

To confirm the valuation of Firestone’s physical facilities made by Juniper’s management, our board decided to engage an independent appraiser. Pursuant to an engagement letter dated June 13, 2006, we engaged Holt Media Group to render an appraisal on the Firestone production and network operating center facilities. Holt Media is a multi-service firm specializing in confidential and personalized appraisal, financial and brokerage services to television and radio broadcasters, cable television operators, lenders and financial institutions in all regions of the United States. Juniper selected Holt Media on the basis of its credentials and ability to provide the appraisal within the required timeframe. Holt Media does not beneficially own any interest in either Juniper or Firestone, has never provided either company with any other services and does not expect or contemplate any additional services or compensation. Pursuant to the engagement letter, Juniper has paid Holt a $13,000 fee and has reimbursed Holt Media $2,400 for out-of-pocket expenses. Juniper has also agreed to indemnify Holt against certain liabilities that may arise out of the rendering of its appraisal. Holt Media has consented to the use of the results of its appraisal in this proxy statement/prospectus.

Holt Media’s inspection of Firestone included viewing the subject equipment in conjunction with material conversations with key personnel, including technical and program staff. Holt Media further reviewed the individual components and the integration of all equipment into an operating whole to determine if Firestone is capable of meeting the technical standards now in effect, as well as those which have been established by the FCC for future implementation. In addition, an extensive number of photographs were taken to document and record the facilities. Holt Media in its inspection considered the appropriate supply of Firestone’s spare parts and documentation as essential parts of a technical plant to maintain quality. It also considered Firestone’s original choice of specific items software and equipment, the quality of the installations through the operation, and how well the equipment has been maintained and integrated into the evolving system to be determinative factors in its analysis.

Holt Media determined that the Firestone equipment was well maintained, and the overall technical environment was both clean and well organized. It further found that there was an appropriate supply of parts and spares, as well as instructional documentation for all operating systems. It was further concluded by Holt Media that the strategic planning of Firestone was appropriate to meet the changes transpiring in the television industry, and that Firestone was properly positioned to take advantage of the HDTV conversions now under way. It was also noted that the physical plant is of sufficient size to allow for anticipated future growth. Holt Media met with Firestone management to discuss, among other things, its strategic planning. From these discussions and based on the type of equipment in place at the time, it was further concluded that the strategic planning of Firestone is appropriate to meet the changes now transpiring in the television industry, and that Firestone is presently able to utilize to its advantage the HDTV conversions now under way in the television industry.

Based on its review and analysis, Holt Media reported that, in its opinion, the value of Firestone’s ‘‘total broadcast equipment used and useful in operations by Firestone’’ is $2.5 million and that the value of the ‘‘complete Firestone technical installation, viewed as a fully and integrated operating whole,’’ is $5.0 million. As used by Holt Media, the term ‘‘total broadcast equipment used and useful’’ means Firestone’s actual technical equipment including master control, servers, uplinks, technical operations center, audio suite and backup system equipment and the term ‘‘complete Firestone technical installation’’ means the broadcast equipment in use, the operating systems and procedures in place, the intangibles and intellectual property, including all of the assets in use and in place, with the value thereof including the benefits of immediate access. Holt Media also opined that the replacement cost of Firestone’s technical installation was $10 million. Replacement cost is the estimated cost of creating a like operation from the inception of the project and includes the value of the technical planning of a complete integrated broadcast operation, purchasing the equipment and installing and assembling the equipment into a working unit comparable to Firestone’s current facilities, including backup and uplink systems, and takes into account the time to complete such project, test it and put it into operation.

In addition to Holt Media’s determination of the value of Firestone’s facilities, the board also considered Holt Media’s assessment of the condition of the equipment and technical facility and supporting operations along with its applicability to Firestone’s present and planned activities. In addition, the Board took into account Holt Media’s assessment of Firestone’s equipment relative to the amount reflected on Firestone’s balance sheet and its view of replacement cost and value as a fully operational facility. The board also considered the nature and extent of any material expenditures that may be required for continued operations in the near future. Based on these and the other factors discussed, the board determined that Juniper’s estimate of the value of the Firestone facilities of $5 million was appropriate.

Costs associated with effecting the business combination

The board determined that the costs associated with effecting the merger with Firestone would be of the same order of magnitude as would be encountered with most other business combinations. Firestone’s financial statements were audited (in accordance with practices applicable to private companies) by a reputable and experienced accounting firm and Firestone had satisfactory procedures in place to obtain and prepare the financial information required for the preparation of this proxy statement/prospectus.

Based on the foregoing, the Juniper board of directors concluded that a merger with Firestone would be in the best interests of Juniper’s stockholders and that the consideration to be paid in the merger was fair.

Satisfaction of 80% Test

It is a requirement under Juniper’s certificate of incorporation that any business acquired by Juniper have a fair market value equal to at least 80% of Juniper’s net assets at the time of acquisition, including funds in the trust account. Based on the financial analysis of Firestone generally used to approve the transaction, the Juniper board of directors determined that this requirement was met. Juniper estimates that its net assets at the of closing of the merger will be approximately $14 million, after deduction of costs of the merger that may be paid from the funds in the trust account upon closing of the merger and assuming that no Juniper stockholders vote against the merger and seek conversion of their Juniper shares into cash, of which 80% is $11.2 million.

As discussed above, Juniper’s management valued Firestone’s physical facilities as having a value of at least $5 million, a figure that was confirmed by the Holt Media appraisal. Juniper believes that the uplink facility and production service businesses can achieve EBITDA margins of 25% to 35% and thus have a value in excess of $5 million, if revenues are $5 million and using a multiple of 4x the EBITDA margin, which the board believed to be a conservative estimate. To such amounts, Juniper’s board added the value of the 1,000,000 ¡Sorpresa! subscribers that Firestone anticipated having at closing, calculated at $12 per subscriber or $12 million. Because of the board’s belief that the ¡Sorpresa! network was well-positioned to take advantage of the high growth of the Hispanic market and its increasing importance to advertisers, it concluded that it was appropriate to value Firestone’s subscriber base somewhat higher than the lower end of the $10 to $20 range discussed above under ‘‘Background of the Merger,’’ and within which the six transactions referenced therein largely fell, because of its targeted audience in a high-growth category.

The $22 million of combined value from these three components of Firestone substantially exceeds the $11.2 million value required to meet the 80% test. The valuations assumed that the $5 million capital to be made available by Juniper would start to be invested in the first quarter of 2007 and that Firestone would have the benefit of Juniper’s management expertise, factors that largely affected only the revenue generating capacity of the uplink facility and production services businesses. The board noted that, even without including the value of such businesses, Firestone’s value still comfortably exceeded 80% of Juniper’s assets. It also noted that based its calculation on values that were at the low ends of the ranges it considered appropriate, particularly with respect to the subscriber values, and thus it felt comfortable with its determination. It further noted that the calculation attributed no value to any other tangible or intangible Firestone assets. It also concluded that Firestone’s historical financial performance, including its continuing operating losses, should not affect the valuation methods as such methods were largely premised on factors in which historical financial performance was not relevant, and that the subscriber base levels it used already reflected the anticipated growth in the period before potential impact of increased competition in the Hispanic television market place could be felt in any material way.

The Juniper board of directors believes, because of the financial skills and background of several of its members, it was qualified to assign the values to the Firestone assets that it did and to conclude that the acquisition of Firestone met the 80% requirement. The Juniper board members have a significant number of years of experience in the media and entertainment industry and include an investment banker, venture capitalist, CPA and financial advisor, who have been involved in numerous transactions in different capacities in this business segment. Juniper has also received an opinion from SMH that the 80% test has been met.

Interest of Juniper’s Directors and Officers in the Merger

In considering the recommendation of the board of directors of Juniper to vote for the proposals to approve the merger agreement, the certificate of incorporation amendments and the incentive compensation plan proposal, you should be aware that certain members of the Juniper board have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Juniper stockholders generally. In particular:

•	if the merger is not approved and Juniper is unable to complete another business combination by January 20, 2007, Juniper will be required to liquidate. In such event, the 100 shares of common stock held by Stuart B. Rekant, Juniper’s chairman and chief executive officer, that were acquired prior to the IPO for an aggregate purchase price of $500 ($5.00 per share) will be worthless because Mr. Rekant has waived his right to receive any liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $270 based on the last sale price of $2.70 on the OTCBB on December 26, 2006, the record date.

•	Juniper’s officers and directors also purchased 812,500 Class W warrants and 812,500 Class Z warrants prior to the IPO for an aggregate purchase price of $81,250 ($0.05 per warrant). Such warrants had an aggregate market value of $552,500 based upon the last sale price of $0.30 and $0.38, respectively, on the OTCBB on December 26, 2006, the record date. All of the warrants will become worthless if the merger is not consummated.

•	if Juniper liquidates prior to the consummation of a business combination, Messrs. Rekant and Becker will be personally liable to pay debts and obligations, if any, to vendors and other entities that are owed money by Juniper for services rendered or products sold to Juniper, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account. This arrangement was entered into to ensure that, in the event of liquidation, the trust account is not reduced by claims of creditors. Based on Juniper’s estimated debts and obligations, it is currently expected that Messrs. Rekant and Becker will not have any exposure under this arrangement in the event of liquidation.

Recommendation of Juniper’s Board of Directors

After careful consideration, Juniper’s board of directors determined unanimously that each of the merger proposal, the name change amendment, the capitalization amendment, the charter text amendment and the incentive compensation plan is fair to and in the best interests of Juniper and its stockholders. Juniper’s board of directors has approved and declared advisable the merger, the name change amendment, the capitalization amendment, the charter text amendment and the incentive compensation plan and unanimously recommends that you vote or give instructions to vote ‘‘FOR’’ each of the proposals.

The foregoing discussion of the information and factors considered by the Juniper board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Juniper board of directors.

Fairness Opinion

In connection with its determination to approve the merger, Juniper’s board of directors engaged SMH to provide it with a ‘‘fairness opinion’’ as to whether (i) the merger consideration to be paid by Juniper is fair, from a financial point of view, to Juniper’s stockholders, and (ii) the fair market value of Firestone is at least equal to 80% of Juniper’s net assets. SMH, a wholly-owned subsidiary of the publicly traded firm Sanders Morris Harris Group Inc., provides publicly and privately held businesses with a broad range of investment banking and advisory services. As part of its business, SMH regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisition, public offerings, private placements and for other purposes. Juniper selected SMH on the basis of SMH’s experience, recommendations from other companies that had engaged SMH for similar purposes and SMH’s ability to do the research and provide the fairness opinion within the required timeframe. SMH does not beneficially own any interest in either Juniper or Firestone and, other than introducing Juniper to a potential target for a business combination pursuant to a finders agreement (no fees were paid as no agreement was reached with that target), has never provided either company with any other services and does not expect or contemplate any additional services or compensation.

Juniper has paid SMH a fee of $100,000 in connection with the preparation and issuance of its opinion and has reimbursed SMH for its out-of-pocket expenses. In addition, we have also agreed to indemnify and hold SMH and its affiliates, the respective directors, officers, employees, and agents of SMH and its affiliates, and each other person, if any, controlling SMH or any of its affiliates from and against any and all losses, claims, damages and liabilities whatsoever, joint or several, and expenses incurred by them (including fees and disbursements of counsel to which SMH or any of its affiliates may become subject) which (a) are related to or arise out of (i) action taken or omitted to be taken (including any untrue statements made or any statement omitted to be made) by Juniper, or (ii) action taken or omitted to be taken by SMH or any of its affiliates; or (b) are otherwise related to or arise out of SMH’s activities on Juniper’s behalf under the engagement agreement.

SMH made a presentation to our board of directors on August 11, 2006 and subsequently delivered its written opinion to the board of directors, which stated that, as of August 11, 2006, and based upon and subject to the assumptions made, matters considered and limitations on its review as set forth in the opinion, (i) the merger consideration is fair, from a financial point of view, to our stockholders, and (ii) the fair market value of Firestone is at least equal to 80% of our net assets. The amount of the merger consideration was determined pursuant to negotiations between us and Firestone and not pursuant to recommendations of SMH.

The full text of the written opinion of SMH is attached as Annex E and is incorporated by reference into this proxy statement. You are urged to read the SMH opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by SMH in rendering its opinion. The summary of the SMH opinion set forth in this proxy statement is qualified in its entirely by reference to the full text of the opinion. The SMH opinion is not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the merger. SMH was not requested to opine as to, and the opinion does not in any manner address, the relative merits of the merger as compared to any alternative business strategy that might exist for us, our underlying business decision to proceed with or effect the merger and other alternatives to the merger that might exist for us. SMH has consented to the use of its opinion in this proxy statement/prospectus.

In arriving at its opinion, SMH took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, SMH reviewed:

•	A draft of the merger agreement, dated as of August 10, 2006;

•	Publicly available information concerning Juniper that SMH believed to be relevant to its analysis, including, without limitation, Juniper’s 10-Qs and 10-K for the past fiscal year;

•	Certain financial and operating information with respect to the respective businesses, operations, and prospects of Juniper and Firestone, respectively, including historical financial statements, as well as financial and operating projections furnished by the management of Firestone;

•	The historical market prices and trading volumes of the Juniper’s publicly traded securities from July 15, 2005 to the present and a comparison of its trading history with those of other publicly-traded companies that SMH deemed relevant;

•	A comparison of the historical financial results and present financial condition of Firestone with those of other publicly-traded companies that SMH deemed relevant;

•	A comparison of the financial terms of the merger with the financial terms of certain other transactions that SMH deemed relevant;

•	Published estimates of independent research analysts with respect to the future financial performance of companies comparable to Firestone;

•	Net present values of the businesses, based on projected cash flows for Firestone on a stand-alone basis and as a combined company;

•	The potential pro forma impact of the merger on the capital structure and ownership of Juniper;

•	The views of the respective managements of the strategic impacts of the merger on the business, operations, assets, financial condition, capital structure and strategic opportunities of Juniper; and

•	Such other information, financial studies, projections, estimates, analyses and investigations as SMH deemed relevant, including without limitation a report prepared by KPMG dated August 8, 2006, and appraisal letters prepared by Holt Media Group dated June 22 and July 10, 2006.

In arriving at its opinion, SMH assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of Juniper and Firestone that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Juniper and Firestone and related assumptions upon advice of Juniper and Firestone, respectively, SMH assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Juniper and Firestone as to the future financial performance of the combined company, and that the combined company will perform substantially in accordance with such projections.

With respect to all legal, accounting, and tax matters arising in connection with the merger, SMH relied without independent verification on the accuracy and completeness of the advice provided to Juniper and Firestone by their legal counsel, accountants, and other financial advisers.

In arriving at this opinion, SMH did not attribute any particular weight to any analysis or factor considered by it. Accordingly, SMH believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

SMH’s opinion is subject to, and qualified by, the assumptions and conditions contained or referenced in the opinion letter and is based upon market, economic, financial and other conditions as they exist and can be evaluated on, and on the information available to us as of, August 11, 2006. SMH has assumed for purposes of the opinion that the merger agreement has been executed as of the date of the opinion. SMH assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after August 11, 2006. The opinion letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without SMH’s prior written consent, provided, however, that SMH consents to the inclusion of the text of the opinion in any notice or appropriate disclosure to the public stockholders of Juniper and in any filing Juniper is required by law to make.

The estimates and valuations from any particular analysis are not necessarily indicative of actual values and actual future results that may differ. The SMH opinion is dependent on market and economic conditions as of August 11, 2006 and as such, should be evaluated as of this date.

Firestone Review

SMH undertook a review of Firestone’s operations and financial data in order to understand and interpret its operating and financial strength. SMH noted the following:

•	Firestone is a media and communications company that has launched one of the first Hispanic children’s networks in targeted markets in the U.S. In addition, Firestone provides network origination as well as production and creative services offered through its facility in Fort Worth, Texas.

•	Firestone’s cable channel, ¡Sorpresa!, is distributed in the highest Hispanic population regions across the U.S. and has MSO relationships and agreements in place with Time Warner, Cox, Comcast, Charter and the National Cable TV Cooperative.

•	As of August 2006, the ¡Sorpresa! channel airs in approximately 600,000 subscriber homes. Through the negotiation and execution of additional distribution contracts, Firestone has projected that additional subscriber homes will be added to the ¡Sorpresa! distribution by the end of 2006 bringing the total number of subscribers to approximately 1.3 million by December 31, 2006. This projection was used solely in connection with the rendering of SMH’s fairness opinion and investors should not unduly rely on it.

•	SMH considered in its review Firestone’s historical performance as reported by Firestone management. In its analysis, SMH considered Firestone revenue of $1.8 million and $6.9 million in 2004 and 2005, respectively, as furnished by management. The reports provided by Firestone reflected certain inconsistencies with Firestone’s audited revenues including (i) $108,000 and $65,000 reflecting rental income classified as other income in the audited financials for 2005 and 2004, respectively; and (ii) a $77,000 overstatement in network origination revenue for 2004. Because of these inconsistencies, Firestone’s reported audited revenues for such years were $1.67 million and $6.5 million, respectively, rather than the higher amounts provided to SMH. SMH believes that these differences between management’s reports and the audited financial statements were not material in the context of its valuation and relied on management’s reports as provided. Earnings (loss) before interest, taxes, depreciation and amortization (‘‘EBITDA’’) amounted to ($1.6) million and ($0.9) million in 2004 and 2005, respectively as provided by management.

•	For the six-month interim periods ended June 30, 2006 and 2005, Firestone reported revenue and EBITDA of $1.3 million in revenue and $(0.9) million in EBITDA, and $4.7 million in revenue and $(0.3) million in EBITDA, respectively.

•	SMH reviewed both audited financial statements for the fiscal year ended December 31, 2005 and unaudited interim results for the seven months ended July 31, 2006 provided to SMH by Firestone.

•	In assessing Firestone’s revenue volatility and sustainability of its 304% revenue growth in its most recent fiscal year, SMH analyzed Firestone’s historical and projected results and assessed the relative future contribution from its advertising revenue and revenue derived from its uplink and production facility. Because future growth is anticipated to be advertising generated from its cable television channel, ¡Sorpresa!, SMH did not place heavy emphasis on the reduction in revenue created principally by the loss in 2005 of a significant customer in its non-core uplink and production business.

•	To reflect possible volatility and risk associated with Firestone’s growth and its impact on indicative valuation, SMH prepared a detailed analysis of Firestone’s management projections and also analyzed a more conservative case based upon comparable Hispanic and children’s cable channel average projected operating statistics more fully described under ‘‘Discounted Cash Flow Analysis,’’ below.

Merger Consideration Analysis

The merger consideration consists of the immediate issuance of 2.8 million shares of Juniper common stock (adjusted downward for that number of shares equal to 20% of the difference between total accounts payable and the accounts payable due within 30 days after closing, up to a maximum of 300,000 shares), 250,000 warrants (of the same series and in equal proportions to Juniper’s existing Class W and Class Z warrants), and a contingent consideration based upon achieving certain revenue and/or subscriber count milestones of up to 2.0 million additional warrants to be paid in the future through 2008. SMH assumed that the full accounts payable adjustment would be taken resulting in the immediate issuance of 2.5 million shares of common stock paid to Firestone’s stockholders. SMH also assumed a range of the contingent consideration granted up to 1.0 million warrants, based upon the Firestone projections.

Pursuant to the merger agreement, the Firestone subsidiary will be allowed up to $3.0 million of debt. SMH assumed that the full $3.0 million of debt would be outstanding at the time of the transaction.

SMH determined an indicative value of Juniper’s common stock by using the market value of the Class B common stock of $5.05 per share (the reported last trade price on August 9, 2006). Based upon these assumptions, SMH arrived at an indicative value range for the merger consideration of approximately $15.7 million to $16.0 million, inclusive of the debt assumed by Juniper acquisition subsidiary of $3.0 million. In its analysis, SMH based the indicative value of Juniper’s common stock on the market value of the Class B common stock because the Class B common stock comprises the majority of Juniper’s outstanding shares and because of its greater liquidity and trading volume. In addition, because the Class B common stock will be converted into common stock upon consummation of the merger, SMH believes that Class B trading prices reflect this underlying substance.

SMH assumed that the full accounts payable adjustment would be realized based on (i) Firestone’s accounts payable as of June 30, 2006 of $1.4 million, and (ii) discussions with Firestone’s management concerning their expectations for accounts payable through the anticipated transaction date, which indicated that there would be at a minimum $1.5 million of accounts payable over 30 days old. SMH based its assumptions for warrants to be issued as contingent consideration on Firestone’s projections indicating that they would not reach revenue milestones of $20 million and $30 million in 2007 and 2008, respectively, but that they would meet the subscriber count milestones of 3.5 million and 4.5 million in 2007 and 2008, respectively. SMH assumed, based upon these projections, that Firestone stockholders would receive 500,000 warrants in each of 2007 and 2008 based upon reaching the subscriber count milestones, but not the revenue milestones. Warrants were valued based on trading prices of the Class W and Class Z warrants on August 9, 2006 of $0.29 for both classes of warrants. Total value of the warrants, therefore, represents this current warrant value, calculated to be $290,000.

Valuation Overview

Based upon a review of the historical and projected financial data and certain other qualitative data for Firestone, SMH utilized several valuation methodologies and analyses to determine ranges of values. SMH utilized the discounted cash flow analysis, the comparable company analysis, the comparable transaction analyses, and liquidation analysis (each discussed in greater detail below) to derive an indicative enterprise value of Firestone.

Based upon the low and high range of the analyses, SMH determined a range of indicative enterprise values of approximately $14.1 million to approximately $111.8 million. SMH noted that the low end of the range is more representative of Firestone’s indicative value if it does not meet its projections, and the high end of the range is more representative of Firestone’s value if it does achieve its projections.

SMH calculated an indicative enterprise value of Firestone between $14.1 million and $111.8 million representing the low and high ends of its valuation analyses. These analyses included: (i) a discounted cash flow analysis utilizing management projections; (ii) a discounted cash flow analysis utilizing conservative projections; (iii) a comparable companies analysis; (iv) a comparable transactions analysis; and a (v) liquidation analysis. No weights were given to the analyses in calculating the range; the lower end of the range of $14.1 million represents the liquidation analysis, and the higher end of the range of $111.8 million represents the discounted cash flow analysis utilizing Firestone management’s projections. In each analysis, SMH calculated indicative valuation based upon the mean/median of the resulting calculation under varying assumptions and then applied a 20% band around such indicative valuation to establish a range of value. The other three indicative valuations are $23.8 million, $20.2 million and $15.8 million, from the results of the comparable companies analysis, the discounted cash flow analysis utilizing the conservative projections, and the comparable transaction analysis, respectively.

These models established an indicative enterprise valuation range of $14.1 million to $111.8 million. In contrast, for the 80% test (as discussed below under ‘‘80% Test’’), SMH computed Firestone’s fair market value by adjusting the enterprise valuation range to reflect net debt of $1.8 million (net debt is total debt as of July 2006, of $3.5 million, less cash balances of $1.7 million), equating to a range of $12.3 million to $110.0 million in application of the 80% test.

Juniper’s board considered the wide ranges of indicative enterprise value and equity value calculated by SMH in reaching its conclusion to rely upon SMH’s analysis. However, it believed that liquidation value, which was the low value in the range and typically is not a factor considered in buy-side valuations, was extremely conservative to use as a valuation parameter because it does not fully take into account values attributable to an on-going business such as Firestone. It also felt that the upper end of the range of values was too high, particularly as to the high end of the discounted cash flow valuation, which was based on the Firestone projections that it believed were too aggressive. However, it did believe that the values in the middle of the range, which reflected the comparable transaction and comparable company values, were representative and appropriate to be relied upon. The board also felt that, although many of the companies used by SMH in its comparable companies analysis were significantly larger, more established and had greater financial resources as compared to Firestone, due to the limited number of companies that were available for comparison the inclusion of such companies did not detract from the analysis and, indeed, were illustrative of the values that companies in the industry could obtain.

Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted to its present value at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow is computed based on Firestone’s projected earnings before interest, plus forecasted depreciation and amortization, less forecasted working capital requirements, property and equipment expenditures and other capitalized expenditures, such as programming expenditures in the case of Firestone. Although discounted cash flow analysis derives values based only upon future estimated free cash flows, SMH noted in evaluating cash flow projections that historical free cash flow for Firestone was $(1.6) million in 2005 and $(1.5) million in 2004. Free cash flow represents the amount of cash generated and available to support capital used in the business by making payments of principal, interest and dividends after providing for ongoing business operations. Free cash flow discounted to present value using a rate reflecting the firm’s cost of capital (as further discussed below) allows for the calculation of indicative value. SMH’s discounted cash flow analysis involves the summation of two distinct components of value: (i) the present value of the future free cash flows of the business over a projection period from July 2006 through December 2010; and (ii) the present value of the firm’s terminal value, which fundamentally assumes the business experiences a change of control at the end of the projection period in 2010. SMH applied various assumptions to estimate the terminal value. SMH applied a range of EBITDA multiples based upon trading statistics and transaction multiples observed in the industry today, to the 2010 projected Firestone EBITDA, under two scenarios: EBITDA as estimated by Firestone’s management as well as under an additional set of conservative projections as described more fully below.

While the discounted cash flow analysis is the most scientific of the methodologies used, it is dependent on projections that were prepared by, and are based on assumptions by, Firestone management and is further dependent on numerous industry-specific and macroeconomic factors.

SMH prepared two sets of discounted cash flow analyses utilizing both the forecasts provided by Firestone management and a more conservative case based upon comparable Hispanic and children’s cable channel average projected operating statistics, described in greater detail herein. The projections provided by management assume a net revenue compounded annual growth rate (‘‘CAGR’’) of 49.7% each year from $6.9 million in FY2005 to $51.9 million in FY2010, achieved principally through growth in its advertising revenues from its cable channel, ¡Sorpresa!. The conservative projections developed based upon industry estimates of advertising revenue per subscriber and decreases in its merchandising revenue create a scenario whereby revenue increases to $28.6 million in FY2010, representing a CAGR of approximately 33%.

SMH applied certain published industry operating statistics of similar Hispanic channels to Firestone’s management projections in order to better understand and analyze the projections for purposes of calculating a discounted cash flow analysis. Given the inherent challenges in reaching critical subscriber mass for a successful cable television network, the conservative projections apply assumptions for years 2007 through 2010 that include advertising revenue reductions, increases in programming expenses and merchandising revenues and related expenses reductions. The principal impact to the projections was the reduction from management’s assumptions related to the advertising revenues by 55% in each year. This was based on data prepared for similar Hispanic channels and was sourced from Kagan Research LLC. Based on its review of published industry estimates for 2005, SMH calculated the historical and projected net advertising revenue per subscriber for a subset of the Hispanic television stations covered by the Kagan data. The selection of a subset was based upon subscriber counts comparable to Firestone, biased to reflect similar niche focus of programming content. Net advertising revenue per subscriber estimates averaged $1.07, $1.30, $1.48 and $1.65 in the years 2006 through 2009, respectively. SMH compared such estimates to the conservative projections of $0.14, $0.83, $1.34, and $1.68 in the years 2006 through 2009. In addition, SMH analyzed 2004 children’s cable channel advertising revenue reported for 2004 by National Cable & Telecommunications Associations and Kagan, which indicates average advertising revenue per subscriber of $4.91. The children’s cable network companies included in the analysis were Nickelodeon, Disney Channel, Cartoon Network, Toon Disney, Noggin, Nick Gas and Discovery Kids. SMH placed heavier emphasis on the projected net advertising per subscriber information provided for Hispanic television stations, because of their similarity to Firestone, in its analysis.

While Firestone’s projections assume that its EBITDA margins (as a percentage of net revenue) will expand from (14.0%) for fiscal year 2005 to 63.1% by fiscal year 2010, in the conservative projections, EBITDA margins increase to 22.3% by fiscal year 2010. Firestone’s EBITDA for the six months ended June 30, 2005 and 2006 was approximately $39,000 and ($0.9 million), respectively. Both conservative and management estimates project fiscal year 2006 EBITDA of ($1.4 million). The conservative estimate projects EBITDA of $6.4 million in fiscal year 2010.

The above projections were used solely in connection with the rendering of SMH’s fairness opinion. Investors should not place undue reliance upon such projections, as they are not necessarily an indication of what Juniper’s revenues and profit margins will be in the future. The projections used by SMH were prepared by Firestone management and are not to be interpreted as projections of future performance (or ‘‘guidance’’) by Juniper.

SMH calculated terminal value using an EBITDA multiple because EBITDA is a standard measure of a firm’s profitability and indicative cash flow. In both discounted cash flow projection scenarios outlined above, SMH used multiple discount rates to determine a range of indicative valuations. These discount rates were based upon Firestone’s peer group’s cost of capital, which is the weighted average cost of capital to companies SMH believed comparable to Firestone, in addition to applying Firestone specific factors that would impact its cost of capital. Cost of capital is typically estimated by calculating the weighted average estimated expected return for equity and debt of a ‘‘peer group’’, i.e., estimating such returns for a group of comparably-sized companies operating in the same industry. Debt and equity in proportion to firm capitalization established the ‘‘weight’’ given to each. The weighted average cost of capital, adjusted for any additional risk inherent to a specific business is then used to estimate discount rate as the ‘‘price’’ to the firm of achieving the future cash flows that ultimately create that firm’s valuation. Due to factors such as Firestone’s history of operating losses, smaller size and quickly ramping business model, a traditional capital asset pricing model calculation, which are often used to estimate a firm’s cost of equity based upon a ‘‘riskless return’’ (represented by yields on long-term U.S. treasury securities) plus a market-wide risk premium and market behavior of the firm’s securities, for estimating its cost of equity based upon its peer group, was not heavily relied upon as SMH explained in its presentation to the Board. Rather, SMH used the following assumptions to calculate Firestone’s weighted average cost of capital by analyzing its cost of equity and cost of debt based upon a 70% equity to firm value, defined as the percentage of book value to total enterprise value, and 30% debt to firm value, defined as the percentage that a firm’s debt to total enterprise value. The cost of equity was assumed to be approximately 20 – 30% and the pre-tax cost of debt of 12% based upon a hypothetical capital structure for a cable programming companies valued at 12x EBITDA, resulting in a leverage (Debt/EBITDA) ratio of 4.0x. SMH applied a 10% risk premium to reflect Firestone’s lack of operating history and underlying risk of accomplishing its business plan objective to the discounted cash flow analysis utilizing the projections provided by management. In summary, SMH utilized discount rates of 25%, 30% and 35% in its discounted cash flow analysis for the management case, and 15%, 20% and 25% for the conservative case. For the management case and utilizing the median terminal multiple of 11.0x and discount rates of 25%, 30% and 35%, the indicative enterprise valuations are $133.9 million, $111.2 million and $93.9 million respectively. For the conservative case and utilizing the median terminal multiple of 11.0x and discount rates of 15%, 20% and 25%, the indicative enterprise valuations are $25.9 million, $20.2 million and $15.7 million, respectively.

SMH presented a range of terminal values at the end of the forecast period by applying a range of terminal exit multiples based upon EBITDA. Utilizing terminal multiples of 9.0x, 11.0x and 13.0x, which matched comparable company trading and transaction statistics, SMH calculated a range of indicated enterprise values.

The total enterprise values based upon management’s projections ranged from approximately $95.0 million to $134.2 million, with the median valuation using 11.0x terminal multiple and 30% discount rate was $111.8 million. Similarly, the total enterprise values based upon management’s projections with applied conservative assumptions ranged from approximately $16.2 million to $24.2 million; the median valuation using 11.0x terminal multiple and 20% discount rate was $20.2 million.

Comparable Company Analysis

A selected comparable company analysis reviewed the trading multiples of publicly traded companies that are similar to Firestone with respect to business and revenue model, operating sector, size, and target customer base.

Because of the limited number of publicly listed companies that are of similar size with a focus solely on Hispanic cable programming, SMH examined two sets of comparable companies:

•	Cable Media Comparables – Publicly listed companies that are involved in the production and distribution of programming content and may own broadcasting stations (the Traditional Media’’ comparables); and

•	Hispanic Media Comparables – Publicly listed media companies that are involved in the production and distribution of programming content for the Hispanic population in the U.S.

Notwithstanding a lack of comparability in terms of size and business development status, SMH believes that the companies analyzed provided data that is material to its valuation because that they are cable programming companies with both audiences and business models comparable to those of Firestone notwithstanding the differences in scale. In order to reduce likelihood of any particular valuation model skewing result, including as a consequence of lack of comparability, no one analysis is considered independently as a measure of indicative valuation; rather, the results of the various analyses were used together to measure and estimate value.

Traditional Media Comparables

SMH identified thirteen Traditional Media comparables, including Time Warner Inc., Comcast Corp., Walt Disney Co., News Corp., Viacom Inc., CBS Corporation, Liberty Media Capital, Tribune Co., EW Scripps Co., Cablevision Systems Corp., Discovery Holding Co., Crown Media Holdings, Inc. and Outdoor Channel Holdings, Inc., all of which are comparable to Firestone with respect to industry sector and operating model. However, no company is identical or perfectly comparable to Firestone. All of these companies are much larger than Firestone and typically are considered conglomerates with multiple business units with varying strategies and product lines whereby cable programming and content are one business unit of many. The latest-twelve-month revenue for the Traditional Media comparables ranged from approximately $44.0 million to approximately $44.0 billion, compared with approximately $2.7 million for 2006 estimates for Firestone.

SMH obtained consensus earnings estimates from various Investment Research reports with respect to projected revenue and EBITDA for each of the Traditional Media comparables for which data was available. Multiples utilizing share price, market value and enterprise value were used in the analyses.

Hispanic Media Comparables

SMH examined four Hispanic Media comparables that are comparable to Firestone with respect to industry sector and/or audience focus. The Hispanic Media comparables included Univision Communications, Inc., Grupo Televisa, SA, Entravision Communications Corp., and the Spanish Broadcasting System, Inc. However, no company is identical or perfectly comparable to Firestone. The companies selected that broadcast Hispanic-related content that are also publicly listed are few and they are all of much larger size than Firestone. The LTM revenue for the Hispanic Media comparables ranged from approximately $172.0 million to approximately $2.0 billion, compared with approximately $2.7 million for Firestone.

SMH obtained consensus earnings estimates from various investment research reports with respect to projected revenue and EBITDA for each of the Hispanic Media comparables for which data was available. Multiples utilizing share price, market value and enterprise value were used in the analyses.

SMH generated the following summary that indicates the multiples worth noting for both the Traditional Media Comparables and the Hispanic Media Comparables:

Trading Summary of Comparable Companies

(US$ in millions, except per unit data) Traditional Media (a)	Ticker	Stock Price 8/9/06	LTM Price		Equity Value (b)	Firm Value (c)	Firm Value/ Revenues				Firm Value/ EBITDA
			High	Low			CY06 (d)		CY07 (d)		CY06 (d)		CY07 (d)
Time Warner Inc.	TWX	$15.84	(16.6%)	0.9%	$65,107	$93,316	2.1	x	2.0	x	8.3	x	7.6	x
Comcast Corp.	CMCS.A	34.36	(2.7%)	35.5%	72,227	96,049	3.9		3.5		10.1		9.0
Walt Disney Co.	DIS	28.83	(7.1%)	26.0%	64,272	76,237	2.2		2.1		10.5		9.3
News Corp.	NWS.A	19.11	(3.0%)	37.1%	61,072	67,415	2.6		2.4		13.2		11.9
Viacom Inc.	VIA.B	33.78	(24.8%)	4.2%	24,399	31,719	3.0		2.7		9.9		8.9
CBS Corporation	CBS.A	26.27	(5.4%)	10.1%	20,391	26,209	1.7		1.7		8.2		7.9
Liberty Media Capital	LCAP.A	81.50	(5.0%)	17.3%	15,210	21,704	NA		NA		NA		NA
Tribune Co.	TRB	29.68	(25.0%)	9.6%	7,302	10,401	1.9		1.8		7.5		7.4
EW Scripps Co.	SSP	40.90	(20.1%)	0.1%	6,749	7,885	3.1		2.8		9.4		8.5
Cablevision Systems Corp.	CVC	21.70	(31.8%)	20.6%	6,327	15,830	2.7		2.5		8.8		7.6
Discovery Holding Co.(f)	DISC.A	13.25	(18.4%)	3.4%	3,717	3,567	5.1		5.0		46.5		44.7
Crown Media Holdings Inc.(g)	CRWN	3.63	(68.4%)	4.9%	380	1,428	5.9		5.1		51.4		27.3
Outdoor Channel Holdings Inc.	OUTD	10.30	(39.0%)	14.3%	269	217	4.4		3.6		35.6		15.5
Median			(18.4%)	10.1%			2.8	x	2.6	x	10.0	x	8.9	x
Mean			(20.6%)	14.1%			3.2		2.9		18.3		13.8
Adjusted Mean (e)			(17.8%)	13.3%			2.9		2.6		12.7		9.6
High			(2.7%)	37.1%			5.9		5.1		51.4		44.7
Low			(68.4%)	0.1%			1.7		1.7		7.5		7.4

(US$ in millions, except per unit data) Hispanic Media (a)	Ticker	Stock Price 8/9/06	LTM Price		Equity Value (b)	Firm Value (c)	Firm Value/ Revenues				Firm Value/ EBITDA
			High	Low			CY06 (d)		CY07 (d)		CY06 (d)		CY07 (d)
Univision Communications Inc.	UVN	33.45	(8.8%)	42.2%	10,400	11,771	5.3	x	5.1	x	14.8	x	13.4	x
Grupo Televisa SA	TV	18.44	(19.8%)	19.1%	10,766	11,119	3.2		3.1		7.8		7.6
Entravision Communications Corp.	EVC	6.71	(26.9%)	0.3%	705	1,194	4.0		3.8		11.8		11.0
Spanish Broadcasting System Inc.	SBSA	4.34	(46.8%)	1.2%	281	642	3.5		3.2		15.4		12.0
Median			(23.3%)	10.1%			3.8	x	3.5	x	13.3	x	11.5	x
Mean			(25.6%)	15.7%			4.0		3.8		12.5		11.0
Adjusted Mean (e)			(23.3%)	10.1%			3.8		3.5		13.3		11.5
High			(8.8%)	42.2%			5.3		5.1		15.4		13.4
Low			(46.8%)	0.3%			3.2		3.1		7.8		7.6

LTM: Latest twelve months.

Source: Company filings.

NA: Not Available; NM: Not Meaningful.

(a)	Data represent consolidated financial information and exclude non-recurring charges.

(b)	Diluted Equity Value using the treasury stock method based on options outstanding.

(c)	Represents Equity Value plus Total Debt, Total Preferred and Minority Interest less Cash and Investments in Unconsolidated Affiliates.

(d)	Applied Capital IQ consensus estimates.

(e)	Adjusted Mean excludes the High and the Low.

(f)	Excluded from adjusted mean computed for multiples. Discovery Holdings represents a combination of Ascent Media Group, LLC and 50% ownership in Discovery Communications.

(g)	Estimates derived from Institutional Research representing applied valuation to programming assets.

SMH estimated the Implied Enterprise Value of Firestone by using the Enterprise Value/Revenue and Enterprise Value/EBITDA multiples derived from the Comparable Companies Analysis, with greater emphasis on the Enterprise Value/EBITDA calculation based upon projected 2007 EBITDA. SMH applied the adjusted mean 2007 EBITDA multiple of 9.6x, developing a range previously described by applying a 20% factor both on the positive and the negative, for the Traditional media comparables and 11.5x multiple for the Hispanic media comparables and then averaged each component of such indicative valuation ranges evenly weighted to determine the range of Enterprise Values for Firestone. Based on the comparable companies analyses, SMH estimates the Implied Enterprise Value of Firestone to be between $19.3 million and $28.9 million.

Comparable Transaction Analysis

A comparable transaction analysis is based on a review of merger, acquisition and asset purchase transactions involving target companies that are involved in cable programming. The comparable transaction analysis generally provides a wide range of value due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Because of the difficulty of finding transactions involving targets that are involved solely in Hispanic cable programming and are of similar size and in a similar stage in its business lifecycle to Firestone, SMH examined transactions consummated during the period 1999-2005 and considered two sets of comparable transactions:

•	Cable/Media Acquisitions Broadly Defined – Transactions involving target companies with a change of control that represents a wide spectrum of transactions involved in broadcasting media; and

•	Selected Cable Programming Acquisitions – Includes transactions involving target companies that were more similar in both business model and number of subscribers to Firestone. These transactions include not only 100% acquisitions, but also minority control investments whereby total value could be implied.

SMH considered selected transactions announced from April 1999 through December 2005. The older transactions, notwithstanding their age, were determined to be significant to SMH’s analysis because the companies involved were experiencing growth in their respective niche of focus comparable to that which Hispanic channels are now experiencing, a factor that SMH views as material. In addition, given the lack of information and limited number of more current transactions among comparable companies to review, SMH believes that valuable information was obtained by extending backward the time period SMH used to calculate the transaction multiples to expand the data that could be reviewed. Consequently, SMH determined that the benefits of including such older transactions were of greater impact than any inherent disadvantages.

SMH utilized the Selected Cable Programming acquisitions analysis in its determination of Implied Enterprise Value due to the greater comparability to Firestone in terms of business focus and relative size, among other factors. SMH reviewed the selected acquisitions announced since April 1999 and for which detailed financial information was available. The selected transactions were as follows:

Precedent M&A Transactions – Selected Cable Programming

Date	Target	Acquiror	% Stake	Implied Value ($mm)	Subscribers (mm)	Value Per Subscriber
Dec-05	MSNBC	NBC Universal, Inc. (GE)	32%	$543.0	85.7	$6.34
Nov-05	College Sports Television Network	CBS	100%	325.0	15.0	21.67
Oct-05	Wisdom Network	Revolution	85%	7.0	6.7	1.04
Oct-04	Great American Country	EW Scripps Co.	100%	140.0	34.0	4.12
Sep-04	Outdoor Channel	Outdoor Channel	18%	311.0	23.0	13.52
May-04	TechTV	Comcast	100%	300.0	40.0	7.50
May-04	NewsWorld	INdTV Holdings	100%	70.0	14.0	5.00
Aug-02	Noggin	Viacom	50%	340.0	16.5	20.61
Sep-01	Health Network	Liberty Media	50%	255.0	24.5	10.41
May-01	Speedvision (Speed Channel)	Fox Entertainment Group	100%	1,013.0	39.0	25.97
May-01	Outdoor Life	Comcast	100%	617.0	35.0	17.63
Mar-01	Odyssey Network	Crown Media	100%	434.8	28.0	15.53
Nov-00	BET on Jazz	Viacom	100%	63.0	8.4	7.50
Aug-00	Game Show Network, LLC	Liberty Digital	100%	550.0	29.0	18.97
May-00	TRIO, Newsworld International	USA Networks	100%	105.0	11.7	8.97
Nov-99	ZDTV (Tech TV, LLC)	Vulcan Ventures	100%	315.4	14.0	22.53
Apr-99	Fit TV	Discovery	NA	40.3	8.3	4.86

Mean	$12.48
Median	10.41
High	25.97
Low	1.04

SMH noted that the value per subscriber ranged from $1.04 to $25.97, with a mean of $12.48. Due to the fact that most of these transactions were ‘‘pure-play’’ cable programmers with value inherent in the respective subscriber base, SMH relied to a greater degree on the value per subscriber metric. Among other factors, the subscriber base is a key indicator of a cable programmer’s business.

Although SMH analyzed and discussed with the Board LTM EBITDA multiples, such multiples were not used in its valuation. SMH’s analysis emphasized valuation of the Selected Cable Programming Acquisitions on a per subscriber basis because Firestone’s LTM EBITDA is negative, and not forecast to become positive until 2007 making a multiples comparison not meaningful. Moreover, SMH believes that cable programming assets are fundamentally valued in the market based on number of subscribers.

SMH believes that Firestone’s value on a per subscriber basis is similar to the average observed in the Comparable Transactions due to the projected near-term growth of Firestone’s cable subscriber base, in addition to the similar nature of Firestone’s scope and focus to that of the companies in the transactions identified above.

Based on the above factors, SMH applied a value per subscriber of $12.48, which is the mean value described above, and applied a 20% range above and below, to Firestone’s number of subscribers projected at year end 2006 to determine a range of indicated enterprise values of between $12.7 and $19.0 million.

None of the target companies in the Comparable Transactions has characteristics identical to Firestone. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the Comparable Transactions and other factors that could affect the respective acquisition values.

Liquidation Analysis

SMH found it appropriate to analyze the asset value of Firestone as it believes there is inherent value in the operations facility and subscriber base. Therefore, SMH has performed a liquidation analysis, partly utilizing the recent appraisal performed by Holt Media Group. In SMH’s view, Firestone possesses asset value as it relates to its uplink and production facility. SMH utilized the replacement cost valuation, based upon Holt Media Group’s appraisal, for the Firestone operational and technical assets, including the operational value and other assets of approximately $10 million, which was adjusted to reflect a 40% discount due to the uncertainty of the buyer universe and related timing necessary to achieve liquidity. The replacement cost valuation includes not only the appraisal of the physical assets independently, but also the value inherent in the fully operational and de-bugged entity. The estimate of a 40% discount, producing a valuation for the physical assets of approximately $6 million, is intended to apply a conservative view to the Holt Media appraisal of the assets given uncertainty as to the buyer universe and timing of such a hypothetical sale. SMH relied solely on the appraisal by Holt Media in its estimate of asset valuation, and did not independently verify or perform any additional analyses associated with the sale of the uplink and production facilities on a stand-alone basis. SMH believes that 40% would be a conservative assumption but did not perform a detailed analysis in support of this discount rate.

SMH further believes there is value inherent in the subscriber base that could be purchased by an outside party to implement a new channel platform. SMH applied a 35% discount to the transaction multiples in the programming industry to reflect the small size of the current subscribers, uncertainty associated with the buyer universe and related timing associated thereof. SMH determined that the value attributable to Firestone’s subscription base would be approximately $10.2 million, after giving effect to a 35% discount applied to the $12.48 per subscriber value implied by the comparable transaction analysis described above. SMH estimated this 35% discount rate to reflect a hypothetical asset sale of the subscriber relationships without a programming platform, and uncertainty as to buyer universe and timing thereof. SMH did not perform a detailed analysis in support of this discount rate.

The asset sale and the subscriber sale proceeds have been further adjusted by a realizable net working capital/deficit estimate. Transaction expenses and other wind-up costs were assumed to be $100,000. The net sale proceeds were calculated to be approximately $14.1 million.

80% Test

Juniper’s initial business combination must be with a target business whose fair market value is at least equal to 80% of Juniper’s net assets at the time of such acquisition.

SMH reviewed and estimated Juniper’s net assets at the close of the merger in comparison to Firestone’s indicated range of fair market value. For the purposes of this analysis, SMH assumed (i) that Firestone’s fair market value is equivalent to its equity value; and (ii) that its net asset value is its stockholders’ equity as of March 31, 2006 (based on the most recent balance sheet with which SMH had been provided at the time of the fairness opinion and Juniper’s expectation that book value as of such date would not differ materially from that on such balance sheet date). Juniper’s stockholder’s equity as of June 30, 2006 was $12.7 million, which was essentially unchanged from the March 31, 2006 balance. Since 80% of Juniper’s net asset value is approximately $10.2 million and the range of equity value of Firestone is approximately $12.3 million to $110.0 million, SMH determined that the 80% test was met.

In addition, SMH compared Firestone’s fair market value to Juniper’s escrow balance, as a surrogate for its net assets, which was approximately $15 million as of March 31, 2006 (and essentially unchanged as of June 30, 2006). Under this comparison, which assumes no holders of Class B common stock will vote against the merger and seek conversion of their shares into cash, Firestone also meets the 80% test, as 80% of $15 million is $12 million and the lowest end of the indicative equity valuation range is $12.3 million.

To establish Firestone’s ‘‘fair market value’’ in application of the 80% test, debt of $3 million was subtracted from Firestone’s enterprise value. These adjustments were made to produce a meaningful and conservative result in application of the 80% test, which required a comparison to the book value of Juniper’s equity. Inclusion of Firestone’s debt position in the fair market value determination would have increased value attributed to Firestone in the analysis, moving comparative value further beyond the 80% threshold.

    SMH Opinion

Based on the information and analyses set forth above, SMH delivered its written opinion to Juniper’s board of directors, which stated that, as of August 11, 2006, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, (i) the merger consideration is fair, from a financial point of view, to Juniper’s stockholders, and (ii) the fair market value of Firestone is at least equal to 80% of Juniper’s net assets.

In accordance with its engagement agreement, SMH’s opinion is addressed solely to our board for its use in connection with its review and evaluation of the merger. It is, therefore, SMH’s view that its duties in connection with its fairness opinion extend solely to Juniper’s board of directors and that it has no legal responsibilities in respect thereof to any other person or entity under the laws of the State of New York, the laws that have been selected by SMH and Juniper as governing the engagement letter. SMH would likely assert the substance of this view and the disclaimer described above as a defense to claims and allegations, if any, that might hypothetically be brought or asserted against it by any persons or entities other than Juniper’s board of directors with respect to the aforementioned opinion and its financial analyses thereunder. However, because no court has definitely ruled to date on the availability of this defense to a financial advisor who furnished to its client for its exclusive use a fairness opinion, this issue necessarily would have to be judicially resolved on the merits in a final and non-appealable judgment of a court of competent jurisdiction. Furthermore, there can be no assurance that such a court would apply the laws of the state of New York to the analyses and ultimate resolution of this issue if it were to be properly briefed by the relevant litigants and presented to the court. In all cases, the hypothetical assertion or availability of such a defense would have absolutely no effect on SMH’s rights and responsibilities under U.S. federal securities laws, or the rights and responsibilities of Juniper’s board of directors under applicable state law or under U.S. federal securities laws.

Material Federal Income Tax Consequences of the Merger

The following section is a summary of the opinion of Graubard Miller, counsel to Juniper, regarding material United States federal income tax consequences of the merger to holders of Juniper Class B common stock and Firestone common stock. This discussion addresses only those Juniper and Firestone security holders that hold their securities as a capital asset within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to particular holders in light of their individual circumstances or to holders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Juniper common stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•	persons who are not citizens or residents of the United States.

The Graubard Miller opinion is based upon the Code, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed.

Neither Juniper nor Firestone intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

Tax Consequences of the Merger to Juniper Stockholders.

It is the opinion of Graubard Miller that no gain or loss will be recognized by Juniper or by the Class B common stockholders of Juniper if their conversion rights are not exercised.

It is also the opinion of Graubard Miller that a Class B common stockholder of Juniper who exercises conversion rights and effects a termination of the stockholder’s interest in Juniper with respect to its shares of Class B common stock will be required to recognize gain or loss upon the exchange of that stockholder’s shares of common stock of Juniper for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of Juniper Class B common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of Juniper Class B common stock is more than one year.

Tax Consequences of the Merger to Firestone Stockholders.

The merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a consequence:

•	no gain or loss will be recognized by stockholders of Firestone who receive shares of Juniper common stock and warrants in exchange for shares of Firestone common and preferred stock;

•	the aggregate tax basis of the Juniper common stock and warrants received in the merger will be equal to the aggregate tax basis of the Firestone common and preferred stock for which they are exchanged; and

•	the holding period of Juniper common stock and warrants received in exchange for shares of Firestone common and preferred stock will include the holding period of the Firestone common and preferred stock for which they are exchanged.

•	any Firestone stockholder who exercises his or her appraisal rights and who receives cash in exchange for his or her shares of Firestone stock generally will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of such stockholders shares of Firestone common or preferred stock.

Tax Consequences of the Merger Generally to Juniper and Firestone.

No gain or loss will be recognized by Juniper or Firestone as a result of the merger.

This discussion is intended to provide all material United States federal income tax consequences of the merger to Juniper, Firestone and their stockholders who hold their stock as a capital asset. This discussion is not a complete analysis or description of all potential United States federal tax consequences of the merger to other holders who are subject to special rules. It does not address tax consequences that may vary with, or are contingent on, your individual circumstances. In addition, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

The tax opinion issued to Juniper by Graubard Miller, its counsel, is attached to this proxy statement/prospectus as Annex F. Graubard Miller has consented to the use of its opinion in this proxy statement/prospectus.

Anticipated Accounting Treatment

The acquisition will be accounted for by Juniper under the purchase method of accounting. Pursuant to this method, the aggregate consideration paid by Juniper in connection with the acquisition will be allocated to Firestone’s assets and liabilities based on their fair values, with any excess being treated as goodwill. Firestone’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of Juniper after consummation of the acquisition.

Regulatory Matters

The merger and the transactions contemplated by the merger agreement are not subject to any additional federal or state regulatory requirement or approval, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or HSR Act, except for filings with the State of Delaware necessary to effectuate the transactions contemplated by the merger proposal.

THE MERGER AGREEMENT

The following summary of the material provisions of the merger agreement is qualified by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. All stockholders are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

General; Structure of Merger

On August 15, 2006, Juniper entered into a merger agreement with Firestone and the Firestone stockholders. Merger Sub, a wholly owned subsidiary of Juniper, formed to effectuate the merger by merging with and into Firestone, is also a party to the merger agreement. Firestone will be the surviving corporation in the merger and, as a result, will be a wholly owned subsidiary of Juniper through an exchange of all the issued and outstanding shares of capital stock of Firestone for shares of common stock of Juniper.

The Firestone stockholders approved and adopted the merger agreement and the transactions contemplated thereby by virtue of the execution of the merger agreement by the Signing Stockholders. Accordingly, no further action is required to be taken by Firestone stockholders to approve the merger.

Closing and Effective Time of the Merger

The closing of the merger will take place promptly following the satisfaction of the conditions described below under ‘‘The Merger Agreement – Conditions to the Closing of the Merger,’’ unless Juniper and Firestone agree in writing to another time. The merger is expected to be consummated promptly after the special meeting of Juniper’s stockholders described in this proxy statement/prospectus.

Name; Headquarters; Stock Symbols

After completion of the merger:

•	the name of Juniper will be Juniper Content Corporation;

•	the corporate headquarters and principal executive offices of Juniper will be located at 56 West 45th Street, Suite 805, New York, New York 10036, which are currently Juniper’s corporate headquarters; and

•	Juniper and Firestone will cause Juniper’s securities outstanding prior to the merger that are currently traded on the OTCBB to continue trading on the OTCBB or to be listed on Nasdaq; provided that, since the shares of Class B common stock automatically convert into shares of common stock, there will be no trading or listing for the Class B common stock or the Series B units after the consummation of the merger. If Juniper’s securities are listed on Nasdaq at the time of the closing, the symbols will change to ones determined by the board of directors and the trading medium that are reasonably representative of the corporate name or business of Juniper.

Merger Consideration

The Signing Stockholders and other persons who own common stock of Firestone or who exercise warrants, stock options and other derivative securities to purchase common stock of Firestone prior to the closing of the merger, in exchange for all of the securities of Firestone outstanding immediately prior to the merger, will receive from Juniper 2,800,000 shares of Juniper common stock, subject to downward adjustment of up to 300,000 shares based upon the level of Firestone’s accounts payable at the time of closing. Holders of Firestone’s Series B preferred stock, who will convert such shares into shares of Firestone common stock prior to the consummation of the merger and share proportionately in the sahres of Juniper common stock being issued in the merger, will also receive warrants to purchase 250,000 shares of Juniper’s common stock identical in form of its existing Class W and Class Z warrants, with an exercise price of $5.00 per share. Assuming no downward adjustment of the consideration to be received by Firestone stockholders, each Firestone stockholder will receive one share of Juniper common stock for approximately every 4.41 shares of Firestone common stock that such stockholder holds. Immediately following the merger, the Firestone stockholders will own approximately 45% of the total issued and outstanding Juniper common stock, assuming that no Juniper stockholders seek conversion of their Juniper stock into their pro rata share of the trust account. Unless otherwise indicated, this proxy statement/prospectus assumes that 2,800,000 shares are issued in the merger.

The merger agreement also provides for Firestone’s stockholders to receive Class W warrants and Class Z warrants to purchase up to an aggregate of 2,000,000 shares of Juniper’s common stock, exercisable at $5.00 per share, if Firestone attains certain specified subscriber and revenue targets in the years 2007 and 2008 as follows:

Year	Subscriber Target	Warrants
2007	3,500,000	500,000
2008	4,500,000	500,000

Year	Revenue Target	Warrants
2007	$20,000,000	500,000
2008	$30,000,000	500,000

Escrow Agreement

Of the shares to be issued to the Firestone stockholders at the closing, 10% will be placed in escrow to secure the indemnity rights of Juniper under the merger agreement pursuant to the terms of an escrow agreement. If there is no downward adjustment based upon the level of Firestone’s accounts payable at the time of closing, 280,000 shares issued to the Firestone stockholders will be deposited in escrow. There will be 250,000 shares deposited in escrow if the maximum downward adjustment of 300,000 shares occurs.

Lock-Up Agreements

The shares issued in the merger will not be transferable publicly for six months. Additionally, the Signing Stockholders have entered into lock-up agreements to not sell or otherwise transfer any of the shares of common stock of Juniper that they receive in the merger for a period of one year following the closing of the merger. The lock-up agreements were entered into to ensure that the shares of Juniper common stock received by the Signing Stockholders in the merger will not offer the potential to impact upon the market price during the periods the restrictions apply.

Employment Agreements

Stuart B. Rekant, Juniper’s chairman of the board and chief executive officer, has entered into an employment agreement with Juniper and Leonard Firestone, Firestone’s chairman and chief executive officer, and Christopher K. Firestone, Firestone’s executive vice president, have entered into employment agreements with Firestone, all of which will be effective upon the consummation of the merger. The agreements for the Messrs. Firestone will replace agreements presently in effect.

Election of Directors; Voting Agreement

Pursuant to the merger agreement, upon consummation of the merger, the board of directors of Juniper will be Stuart B. Rekant, Richard Intrator, Paul Kramer, Raymond K. Mason, Bert Getz Jr., Robert L. Allbritton, and John K. Billock. At or prior to the closing, the Signing Stockholders on the one hand, and Stuart B. Rekant of Juniper on the other hand, will enter into a voting agreement pursuant to which they will agree to vote for such persons for election to Juniper’s board of directors through the election in 2009 as follows:

•	in the class to stand for reelection in 2007: Richard Intrator, Robert L. Allbritton and John K. Billock;

•	in the class to stand for reelection in 2008: Paul Kramer and Bert Getz, Jr.; and

•	in the class to stand for reelection in 2009: Stuart B. Rekant and Raymond K. Mason.

Messrs. Mason, Getz and Allbritton are designees of the Signing Stockholders. Messrs. Rekant, Intrator and Kramer are designees of Mr. Rekant. Mr. Billock is a designee of both the Signing Stockholders and Mr. Rekant.

After the consummation of the merger, the executive officers of Juniper will be Stuart B. Rekant, chief executive officer and a chief financial officer for whom a search is currently being conducted. Mr. Rekant is currently the chairman and chief executive officer of Juniper.

Representations and Warranties

The merger agreement contains representations and warranties of each of Firestone and Juniper relating, among other things, to:

•	proper corporate organization and similar corporate matters;

•	capital structure of each constituent company;

•	the authorization, performance and enforceability of the merger agreement;

•	licenses and permits;

•	taxes;

•	financial information and absence of undisclosed liabilities;

•	holding of leases and ownership of other properties, including intellectual property;

•	accounts receivable;

•	contracts;

•	title to properties and assets and environmental and other conditions thereof;

•	absence of certain changes;

•	employee matters;

•	compliance with laws;

•	certain regulatory matters;

•	absence of litigation; and

•	compliance with applicable provisions of securities laws.

The Signing Stockholders have represented and warranted, among other things, as to their accredited investor status.

Covenants

Juniper and Firestone have each agreed to take such actions as are necessary, proper or advisable to consummate the merger. Each of them has also agreed, subject to certain exceptions, to continue to operate its respective businesses in the ordinary course prior to the closing, and except as specifically provided for in the merger agreement, not to take the following actions without the prior written consent of the other party:

•	waive any stock repurchase rights, accelerate, amend or (except as specifically provided for in the merger agreement) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•	grant any severance or termination pay to any officer or employee except pursuant to applicable law, written agreements outstanding, or policies, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement;

•	transfer or license to any person or otherwise extend, amend or modify any material rights to any intellectual property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event will it license on an exclusive basis or sell any of its intellectual property;

•	declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•	purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock, including repurchases of unvested shares at cost in connection with the termination of the relationship with any employee or consultant pursuant to stock option or purchase agreements in effect on the date hereof;

•	issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities;

•	amend its certificate of incorporation or bylaws;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services;

•	sell, lease, license, encumber or otherwise dispose of any properties or assets, except (i) sales of services and licenses of software in the ordinary course of business consistent with past practice, (ii) sales of inventory in the ordinary course of business consistent with past practice, (iii) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party, and (iv) a first or second priority lien on all of its tangible assets (other than the ¡Sorpresa! Channel and related programming assets and services, including, without limitation, websites, domain names, affiliation agreements, distribution agreements, rights in and to programs, brand names, trademarks, copyrights and other intellectual property rights, physical manifestations of intellectual property, including, without limitation, master tapes, digital video disks (DVDs) and other storage media, electronic and otherwise, and advertising, barter and other revenues;

•	except with respect to advances under Firestone’s current credit facilities, incur any indebtedness for borrowed money in excess of $25,000 in the aggregate or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any ‘‘keep well’’ or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, except that Firestone may permit to exist long-term debt in the amount that exists on August 15, 2006; provided that the amount of long-term debt shall not exceed $3,000,000 on the closing date of the merger;

•	adopt or amend any employee benefit plan, policy or arrangement, any employee merger or employee incentive compensation plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable

‘‘at will’’), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

•	pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities previously disclosed in financial statements to the other party in connection with the merger agreement or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which it is a party or of which it is a beneficiary;

•	except in the ordinary course of business consistent with past practices, modify, amend or terminate any material contract or waive, delay the exercise of, release or assign any material rights or assign any material rights or claims thereunder;

•	except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

•	except in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $25,000 in any 12 month period;

•	engage in any action that could reasonably be expected to cause the merger to fail to qualify as a ‘‘reorganization’’ under Section 368(a) of the Code;

•	make or rescind any tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the tax liability or tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for tax purposes or prepare or file any return in a manner inconsistent with past practice;

•	settle any litigation to which any officer, directors, stockholder or holder of derivative securities of or where the consideration given by Firestone is other than monetary;

•	form, establish or acquire any subsidiary except as contemplated by the merger agreement;

•	permit any person to exercise any of its discretionary rights under any plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

•	make capital expenditures except in accordance with prudent business and operational practices consistent with prior practice;

•	make or omit to take any action which would be reasonably anticipated to have a material adverse effect;

•	enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders or other affiliates; or

•	agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

The merger agreement also contains additional covenants of the parties, including covenants providing for:

•	the parties to use commercially reasonable efforts to obtain all necessary approvals from stockholders, governmental agencies and other third parties that are required for the consummation of the transactions contemplated by the merger agreement;

•	the protection of confidential information of the parties and, subject to the confidentiality requirements, the provision of reasonable access to information;

•	Juniper to prepare and file a registration statement with respect to the Juniper securities to be issued to the Firestone stockholders which shall include this proxy statement/prospectus;

•	the Signing Stockholders to release and forever discharge Firestone and its directors, officers, employees and agents, from any and all rights, claims, demands, judgments, obligations, liabilities and damages arising out of or resulting from such stockholder’s status as a holder of an equity interest in Firestone, and employment, service, consulting or other similar agreement entered into with Firestone prior to the consummation of the merger agreement;

•	Firestone and the Signing Stockholders to waive their rights to make claims against Juniper to collect from the trust account established for the benefit of the Juniper stockholders who purchased their securities in Juniper’s IPO for any moneys that may be owed to them by Juniper for any reason whatsoever, including breach by Juniper of the merger agreement or its representations and warranties therein;

•	Firestone shall (i) reduce its long-term debt on the closing of the merger to an amount not to exceed $3,000,000 and (ii) have no other indebtedness on the closing date other than accounts payable;

•	Juniper to make available to Firestone up to $5,000,000 (and such additional amounts as it may deem appropriate in its sole judgment) from amounts previously held in the trust fund for operating expenses of Firestone consistent with Firestone’s growth plan provided to Juniper;

•	Juniper and Firestone to use their reasonable commercial efforts to obtain the listing for trading on Nasdaq of Juniper common stock and warrants. If such listing is not obtainable by the closing of the merger, Juniper and Firestone will continue to use their best efforts after closing of the merger to obtain such listing; and

•	Juniper to maintain current policies of directors’ and officers’ liability insurance with respect to claims arising from facts and events that occurred prior to the consummation of the merger for a period of six years after the consummation of the merger.

Conditions to Closing of the Merger

General Conditions

Consummation of the merger agreement and the related transactions is conditioned on the Juniper stockholders, at a meeting called for these purposes, (i) adopting the merger agreement and approving the merger, (ii) approving the change of Juniper’s name, and (iii) approving the increase of the authorized shares of Juniper’s common stock from 25,000,000 to 35,000,000. The Juniper stockholders will also be asked to adopt the incentive compensation plan and to approve the removal of certain provisions of Juniper’s certificate of incorporation that will no longer be operative after the merger. The consummation of the merger is not dependent on the approval of either of such actions.

In addition, the consummation of the transactions contemplated by the merger agreement is conditioned upon normal closing conditions in a transaction of this nature, including:

•	holders of fewer than twenty percent (20%) of the shares of Juniper Class B common stock, outstanding immediately before the consummation of the merger, shall have exercised their rights to convert their shares into a pro rata share of the trust account in accordance with Juniper’s certificate of incorporation;

•	the delivery by each party to the other party of a certificate to the effect that the representations and warranties of the delivering party are true and correct in all material respects as of the closing and all covenants contained in the merger agreement have been materially complied with by the delivering party;

•	the receipt of necessary consents and approvals by third parties and the completion of necessary proceedings;

•	Juniper’s common stock and warrants being quoted on the OTCBB or listed for trading on Nasdaq and there being no action or proceeding pending or threatened against Juniper by the NASD to prohibit or terminate the quotation of Juniper’s common stock and warrants on the OTCBB or the trading thereof on Nasdaq; and

•	no order, stay, judgment or decree being issued by any governmental authority preventing, restraining or prohibiting in whole or in part, the consummation of such transactions;

Signing Stockholders’ and Firestone’s Conditions to Closing

The obligations of the Signing Stockholders and Firestone to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse effect with respect to Juniper since the date of the merger agreement;

•	Firestone shall have received a customary legal opinion, which among other things, opines on the validity and enforceability of the merger agreement and the transactions contemplated thereby; substantially in the form annexed to the merger agreement, which is customary for transactions from Graubard Miller, counsel to Juniper;

•	Juniper shall have made appropriate arrangements with Continental Stock Transfer & Trust Company to have the trust account disbursed to Juniper immediately upon the closing; and

Juniper’s Conditions to Closing

The obligations of Juniper to consummate the transactions contemplated by the merger agreement, in addition to the conditions described above in the second paragraph of this section, are conditioned upon each of the following, among other things:

•	there shall have been no material adverse effect with respect to Firestone since the date of the merger agreement;

•	an employment agreement between Firestone and Leonard Firestone shall be in full force and effect;

•	Juniper shall have received a customary legal opinion, which among other things, opines on the validity and enforceability of the merger agreement and the transactions contemplated thereby; substantially in the form annexed to the merger agreement, which is customary for transactions of this nature, from Blackburn & Company, LC, counsel to Firestone;

•	The Signing Stockholders shall have repaid to Firestone, on or before the closing, all direct and indirect indebtedness and obligations owed by them to Firestone; and

•	Holders of no more than 5% of the shares of any class of securities of Firestone outstanding immediately before the consummation of the merger shall have taken action to exercise their appraisal rights pursuant to Section 262 of the DGCL.

If permitted under the applicable law, either Firestone or Juniper may waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the merger agreement. The condition requiring that the holders of fewer than 20% of the shares of Juniper Class B common stock affirmatively vote against the merger proposal and demand conversion of their shares into cash may not be waived. We cannot assure you that all of the conditions will be satisfied or that none of the conditions will be waived; however, the condition requiring that the holders of fewer than 20% of the Class B common shares of Juniper common stock affirmatively vote against the merger proposal and demand conversion of their shares into cash cannot be waived. Juniper’s board of directors will resolicit stockholder approval of the merger if either party waives a material condition to the merger agreement and such changes in the terms of the merger render the disclosure previously provided materially misleading.

Indemnification

As the sole remedy for the obligation of the Firestone stockholders to indemnify and hold harmless Juniper for any damages, whether as a result of any third party claim or otherwise, and which arise as a result of or in connection with the breach of representations and warranties and agreements and covenants of Firestone, at the closing, 10% of the shares of Juniper common stock to be issued to the Firestone stockholders as merger consideration upon consummation of the merger will be deposited in escrow. The escrowed shares will be taken from all of the Firestone stockholders, pro rata in accordance with their ownership. Claims for indemnification may be asserted by Juniper once the damages exceed $500,000 and will be reimbursable from the first dollar once that amount of damages is exceeded. Any shares of Juniper common stock remaining in the indemnity escrow fund on the thirtieth day after the date that Juniper files its Annual Report on Form 10-K for the year ended December 31, 2007, or for such further period as may be required pursuant to the escrow agreement shall be released to the persons entitled to them. For purposes of satisfying an indemnification claim, shares of Juniper common stock will be valued at the average reported last sales price for the ten trading days ending on the last day prior to the day that the claim is paid.

The board of directors of Juniper has appointed Stuart B. Rekant to take all necessary actions and make all decisions pursuant to the escrow agreement regarding Juniper’s right to indemnification under the merger agreement. If Mr. Rekant ceases to so act, the board shall appoint as a successor a person who was a director of Juniper prior to the closing who would qualify as an ‘‘independent’’ director of Juniper and who had no relationship with Firestone prior to the closing. Mr. Rekant, and any successor, is charged with making determinations whether Juniper may be entitled to indemnification, and may make a claim for indemnification by giving notice to Raymond K. Mason, as representative of the Firestone stockholders, with a copy to the escrow agent, specifying the details of the claim. Mr. Mason, or his successor, who may be appointed by him, or by the board of Juniper, acting through its members who were directors of Firestone prior to the closing, from among those of its members who were former stockholders of Firestone, or such other person as such members may designate, may accept the claim or dispute it. If the claim is disputed and not ultimately resolved by negotiation, it shall be determined by arbitration. Upon a claim and its value becoming established by the parties or through arbitration, it is payable from the shares placed in escrow or cash substituted therefor.

Termination

The merger agreement may be terminated at any time, but not later than the closing as follows:

•	by mutual written consent of Juniper and Firestone;

•	by either party if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable;

•	by either party if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within 30 days of the notice of an intent to terminate, provided that the terminating party is itself not in breach;

•	by either party if, at the Juniper stockholder meeting, the merger agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of Juniper’s Class B common stock, or the holders of 20% or more of the shares of Class B common stock exercise their conversion rights; and

•	by either party if the merger has not been consummated by January 20, 2007.

Effect of Termination

In the event of proper termination by either Juniper or Firestone, the merger agreement will become void and have no effect, without any liability or obligation on the part of Juniper or Firestone, except that:

•	the confidentiality obligations set forth in the merger agreement will survive;

•	the waiver by Firestone and the Firestone stockholders of all rights against Juniper to collect from the trust account any moneys that may be owed to them by Juniper for any reason whatsoever, including but not limited to a breach of the merger agreement, and the acknowledgement that neither Firestone nor the Firestone stockholders will seek recourse against the trust account for any reason whatsoever, will survive;

•	the rights of the parties to bring actions against each other for breach of the merger agreement will survive; and

•	the fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

The merger agreement does not specifically address the rights of a party in the event of a refusal or wrongful failure of the other party to consummate the merger. In such event, the non-wrongful party would be entitled to assert its legal rights for breech of contract against the wrongful party.

Fees and Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the merger agreement is consummated.

Pursuant to Juniper’s underwriting agreement with HCFP/Brenner Securities LLC entered into in connection with its IPO, Juniper engaged HCFP/Brenner Securities to act as its investment banker in connection with a business combination. Juniper will pay to HCFP/Brenner Securities a cash fee at the closing of $400,000 and will reimburse HCFP/Brenner Securities for any out-of-pocket expenses it incurs in connection with the merger.

Confidentiality; Access to Information

Juniper and Firestone will afford to the other party and its financial advisors, accountants, counsel and other representatives prior to the completion of the merger reasonable access during normal business hours, upon reasonable notice, to all of their respective properties, books, records and personnel to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel, as each party may reasonably request. Juniper and Firestone will maintain in confidence any non-public information received from the other party, and use such non-public information only for purposes of consummating the transactions contemplated by the merger agreement.

Amendments

The merger agreement may be amended by the parties thereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

Extension; Waiver

At any time prior to the closing, any party to the merger agreement may, in writing, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties to the agreement;

•	waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

Public Announcements

Juniper and Firestone have agreed that until closing or termination of the merger agreement, the parties will:

•	cooperate in good faith to jointly prepare all press releases and public announcements pertaining to the merger agreement and the transactions governed by it; and

•	not issue or otherwise make any public announcement or communication pertaining to the merger agreement or the transaction without the prior consent of the other party, which shall not be unreasonably withheld by the other party, except as may be required by applicable laws or court process.

Arbitration

Any disputes or claims arising under or in connection with merger agreement or the transactions contemplated thereunder will be resolved by binding arbitration. Arbitration will be commenced by the filing by a party of an arbitration demand with the American Arbitration Association (‘‘AAA’’). The arbitration will be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. Each party consents to the exclusive jurisdiction of the federal and state courts located in the State of New York, New York County, for such purpose. The arbitration shall be conducted in New York, New York. Each party shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator shall be assessed against the losing party.

COMPARISON OF RIGHTS OF JUNIPER AND FIRESTONE STOCKHOLDERS

This section describes material differences between the rights of holders of our common stock and the rights of holders of Firestone capital stock. This summary is not intended to be a complete discussion of our certificate of incorporation and bylaws and the certificate of incorporation and bylaws of Firestone and is qualified in its entirety by reference to the applicable document and applicable Delaware law.

Juniper and Firestone are both organized under the laws of the State of Delaware. Therefore, any differences in the rights of holders of our capital stock and Firestone capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, holders of Firestone capital stock will become holders of our capital stock and their rights will be governed by Delaware law and our certificate of incorporation and bylaws of Juniper. The following discussion summarizes material differences between the rights of our stockholders and Firestone stockholders under the respective certificates of incorporation and bylaws of Juniper and of Firestone. Copies of the governing corporate instruments are available without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under ‘‘Where You Can Find More Information.’’

Juniper	Firestone
AUTHORIZED CAPITAL STOCK
Authorized Shares. Juniper is authorized under its amended and restated certificate of incorporation to issue 20,000,000 shares of common stock, par value $0.0001 per share, 5,000,000 shares of Class B common stock, par value $0.0001 per share, and 5,000 shares of preferred stock, par value $0.0001 per share.	Authorized Shares. Firestone is authorized under it’s charter documents to issue 25,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 consisting of 2,900,000 shares of Series A preferred stock, par value $0.001 per share, and 1,200,000 shares of Series B preferred stock, par value $0.001 per share.
Preferred Stock. Juniper’s amended and restated certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series by the board of directors. The board can fix voting powers, full or limited, and designations, preferences and relative, participating, option or other special rights and such qualifications, limitations or restrictions. No shares of preferred stock have been issued.	Preferred Stock. Firestone’s certificate of amendment of certificate of incorporation provides that the board of directors shall have the authority to designate and divide the preferred stock into series and to fix and determine the powers, designations, preferences, rights, qualifications, limitations and restrictions of any series of preferred stock established.

Juniper	Firestone
CLASSIFICATION, NUMBER AND ELECTION OF DIRECTORS
The Juniper board of directors is divided into three classes, with each class serving a staggered two-year term. Currently, Juniper’s authorized number of directors is 5, including one Class A director, two Class B directors, and two Class C directors. The Class A director has a term expiring at the third annual meeting of stockholders, the Class B directors have a term expiring at the second annual meeting of stockholders, and the Class C directors have a term expiring at the first annual meeting of stockholders. The Juniper bylaws provide that its board of directors will consist of a number of directors to be fixed from time to time by a resolution duly adopted by the Juniper board of directors.	Currently, Firestone’s authorized number of directors is five, each of whom serves a one year term. Firestone bylaws provide that the number of directors shall be fixed from time to time by the Firestone board of directors or by the stockholders.
VACANCIES ON THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS
Generally. Delaware law provides that if, at the time of filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock of the corporation then outstanding having the right to vote for such directors, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office.
Newly created directorships and vacancies on the board of directors of Juniper resulting from death, resignation, disqualification, removal or other causes may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
Juniper’s bylaws provide that the entire board of directors or any individual director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of directors.	Firestone’s bylaws provide any director may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

Juniper	Firestone
COMMITTEES OF THE BOARD OF DIRECTORS
Juniper’s board of directors may, by resolution passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more members of the board. Any such committee shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of Juniper, except: (i) the power to amend the certificate of incorporation; (ii) the power to adopt an agreement of merger or consolidation, (iii) recommend to stockholders the sale, lease or exchange of all or substantially all of Juniper’s property and assets, (iv) recommend to stockholders a dissolution of Juniper or a revocation of a dissolution; and (v) the power to amend the bylaws. There is currently no sitting committee.	Firestone’s board of directors may, by resolution passed by a majority of the directors then in office, designate one or more committees, each committee to consist of one or more directors.

Any committee, to the extent allowed by law and provided in the bylaws or resolution establishing such committee, has and may exercise all of the powers and authority of the board of directors in the management of the business and affairs of Firestone.
AMENDMENTS TO THE CERTIFICATE OF INCORPORATION
General. Under Delaware law, an amendment to the certificate of incorporation of a corporation generally requires the approval of the corporation’s board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment (unless a higher vote is required by the corporation’s certificate of incorporation).
Juniper’s certificate of incorporation may be amended in accordance with the general provisions of Delaware law; provided, however, that Article Sixth of Juniper’s certificate of incorporation may not be amended prior to the consummation of any acquisition by Juniper, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business.	Firestone reserves the right at any time from time to time to amend its certificate of incorporation.
AMENDMENTS TO BYLAWS
General. Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated the power.
Juniper’s bylaws provide that the bylaws may be amended by stockholders entitled to vote thereon at any regular or special meeting. The bylaws may also be amended by the Juniper board of directors if such power is conferred via the certificate of incorporation. Juniper’s certificate of incorporation expressly confers this power.	Firestone’s bylaws provide that the bylaws may be amended by a majority of its directors in office. The bylaws are also subject to amendment by the stockholders entitled to vote any special meeting.

Juniper	Firestone
ABILITY TO CALL SPECIAL MEETINGS OF STOCKHOLDERS
Special meetings of the Juniper stockholders may be called for any purpose by a majority of the entire board of directors, or the chief executive officer or the chairman of Juniper, and shall be called by the secretary at the request in writing of stockholders owning a majority of Juniper’s capital stock issued and outstanding and entitled to vote.	Special meetings of the Firestone stockholders may be called by the board of directors, chairman of the board or president, and shall be called by the secretary upon the written request of the holders of a majority of the outstanding stock entitled to be voted at the special meeting.
NOTICE OF STOCKHOLDER ACTION
Pursuant to Juniper’s bylaws, at annual meetings of the stockholders only such business shall be conducted as has been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (i) specified in the notice of the annual meeting given by or at the direction of the board of directors; (ii) otherwise brought before the meeting by or at the direction of the board of directors; or (iii) otherwise properly brought before the meeting by a stockholder who has given timely notice in writing to the secretary of the meeting.

To be timely, a stockholder’s notice must be received at the corporation’s principal executive offices not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs.

A stockholder’s notice to the secretary shall set forth (a) the following information as to each matter the stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; and (ii) any material interest of the stockholder in such business, and (b) as to the stockholder giving the notice, (i) the name and record address of the stockholder proposing such business; (ii) the class, series and number of shares of capital stock of Juniper which are beneficially owned by the stockholder.	Pursuant to Firestone’s bylaws, annual meetings of the stockholders shall be held in June of each year or at such other date and time as shall be designated from time to time by the board of directors.

To be timely, a stockholder’s notice must be given not less than ten nor more than 60 days prior to the meeting.

Juniper	Firestone
Nominations of persons for election to the Juniper board of directors may be made at a meeting of stockholders by or at the direction of the board of directors, or by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with certain notice procedures. Such nominations made by stockholders shall be made by timely notice (same requirements as notice of proposed business to be conducted at an annual meeting) in writing to the secretary of the corporation. Timely notice shall set forth as to each person whom the stockholder proposes to nominate for election or re-election of a director, (i) the name, age, business address and residence address of such person; (ii) the principal occupation or employment of such person; (iii) the class and number of shares of the corporation which are beneficially owned by such person; and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Section 14A under the Exchange Act.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
General. Under Delaware law, a corporation may generally indemnify directors, officers, employees and agents in connection with any proceeding (other than an action by or in the right of the corporation)for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and with respect to any criminal proceeding, if they had no reasonable cause to believe that their conduct was unlawful. In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.
Juniper’s bylaws provide that Juniper shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suite or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of Juniper, or is or was servicing at the request of Juniper as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Juniper, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.	Firestone’s certificate of incorporation provides that directors may not be personally liable to Firestone or its stockholders for monetary damages for breach of fiduciary duty, except liability of a director is not limited for (i) any breach of a director’s duty of loyalty to Firestone or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which a director derived an improper personal benefit.

Juniper	Firestone
Juniper’s bylaws further provide that any indemnification shall be made by Juniper only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in such section. Such determination shall be made: (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by stockholders.

Juniper’s bylaws and certificate of incorporation provide that no director or officer of Juniper shall be personally liable to Juniper or to any stockholder for monetary damages for breach of fiduciary duty as a director or officer. However, liability of an officer or director shall not be limited (i) for any breach of the director’s or the officer’s duty of loyalty to Juniper or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

Juniper’s certificate of incorporation further provides that Juniper, to the fullest extent permitted by Section 145 of the DGCL, shall indemnify all persons whom it may indemnify pursuant thereto.	Firestone’s certificate of incorporation further provide that each person who is or was or had agreed to become a director or officer of Firestone, or each such person who is or was serving or who had agreed to serve at the request of the board of directors or an officer of Firestone as an employee or agent of Firestone or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by Firestone to the full extend permitted by the DGCL.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated balance sheet combines the historical balance sheets of Firestone and Juniper as of September 30, 2006, giving effect to the merger as if it had been consummated on September 30, 2006. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 combines the statement of operations of Firestone for the year ended December 31, 2005 with the statement of operations of Juniper for the period from inception (February 3, 2005) to December 31, 2005, giving effect to the merger as if it had occurred at the beginning of the periods presented. The following unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2006 combines the historical statement of operations of Firestone and Juniper for the nine months ended September 30, 2006, giving effect to the merger as if it had occurred at the beginning of the period presented. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger, are factually supportable and are expected to have a continuing impact on the combined results.

We are providing the following information to aid you in your analysis of the financial aspects of the merger. We derived the pro forma information for the year ended December 31, 2005 from the audited financial statements of Firestone for the year ended December 31, 2005 and from the audited financial statements of Juniper for the period from its inception (February 3, 2005) to December 31, 2005. We derived the pro forma information for the nine months ended September 30, 2006 from the unaudited financial statements of Firestone and Juniper for the nine months ended September 30, 2006. This information should be read together with Firestone’s and Juniper’s audited and unaudited financial statements and related notes, ‘‘Firestone Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ Juniper’s ‘‘Plan of Operation’’ and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed consolidated information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Firestone and Juniper have not had any historical relationships prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities among the companies.

In the proposed acquisition of Firestone, Juniper intends to acquire Firestone by purchasing all the issued and outstanding stock of Firestone from its shareholders in exchange for consideration consisting of 2,800,000 shares of Juniper common stock, to be adjusted based on the amount of certain Firestone outstanding payables upon consummation of the merger, and warrants to purchase 250,000 shares of Juniper Common Stock. After giving effect to the merger and assuming there is no downward adjustment for accounts payable and that no Juniper Class B common stockholder votes against the merger and converts his shares to cash, the existing Juniper stockholders will own approximately 55% of the then issued and outstanding common stock of the combined company. Further contingent consideration may be issued to Firestone shareholders based on the achievement of certain future milestones. Firestone stockholders are entitled to receive Juniper Class W and Class Z warrants to purchase up to an aggregate of 2,000,000 shares of Juniper common stock, exercisable at $5.00 per share, based upon Firestone attaining certain specified revenue and subscriber targets in the years 2007 and 2008.

Year	Subscriber Target	Warrants
2007	3,500,000	500,000
2008	4,500,000	500,000
Year	Revenue Target	Warrants
2007	$20,000,000	500,000
2008	$30,000,000	500,000

Assuming achievement of all target milestones by Firestone and subsequent exercise of all outstanding warrants and other potentially dilutive securities by Firestone and Juniper stockholders (and assuming there is no downward adjustment for accounts payable and that no Juniper Class B common stockholder votes against the merger and converts his shares to cash), the Firestone stockholders would then own approximately 32% of the then issued and outstanding common stock of the combined company.

Juniper and Firestone plan to complete the merger promptly after the special meeting, provided that:

•	holders of Juniper’s Class B common stock have approved the merger;

•	holders of fewer than 20% of the shares of Class B common stock issued in Juniper’s initial public offering vote against the merger and elect conversion of their shares into cash; and

•	other conditions specified in the purchase documents have been satisfied or waived.

The merger will be accounted for as a business combination with Juniper as the accounting acquirer. The determination of Juniper as the accounting acquirer has been made based on an evaluation of the relevant factors and circumstances of the merger, including among other factors that Juniper stockholders will own approximately 55% of the combined company upon consummation of the merger, that certain members of Juniper’s board of directors will continue to serve on the board of directors and as members of management, including as chairman of the board and chief executive officer, of the combined company after the merger and that those members of Juniper’s board of directors have experience in management and executive positions of media and entertainment companies. Under the purchase method of accounting, the assets and liabilities of Firestone acquired by Juniper will be recorded as of the merger date at their respective fair values and added to those of Juniper.

In accordance with SFAS No. 141, the purchase price for the acquisition will be determined based on the average of the closing prices of Juniper’s common stock, Class W warrants and Class Z warrants issued in exchange for the issued and outstanding shares of Firestone for the period from two days prior to two days subsequent to the date the terms of the merger were agreed to and announced. On this basis, the purchase price for the acquisition is $8,014,000, which amount has been used in the preparation of the unaudited pro forma condensed consolidated financial statements included in this proxy statement/prospectus. The value of the shares of Juniper’s common stock to be issued to the Firestone stockholders included in the unaudited pro forma condensed consolidated financial statements may not be indicative of the quoted market value of the shares of Juniper common stock issued to the Firestone stockholders upon closing of the merger. Assuming the quoted market value of Juniper’s common stock upon consummation of the merger is $5.00 per share (a price approximating the fair value of Juniper’s Class B common stock), the value of the shares of Juniper common stock issued to the Firestone stockholders on such date would be $14 million, which is approximately $7.2 million greater than presented in the unaudited pro forma condensed consolidated financial statements.

The allocation of the purchase price including the evaluation and computation of deferred taxes, if any, resulting from the merger reflected in the unaudited pro forma condensed consolidated financial statements is preliminary and subject to change based on finalization of Juniper’s valuation of the acquired assets and liabilities of Firestone. The pro forma information presented, for the purchase price allocation, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed in connection with the merger. These preliminary estimates are based on available information and certain assumptions we consider reasonable and may be revised as additional information becomes available. These preliminary valuation estimates were derived by management and are reflected in the fair values in these unaudited pro forma condensed consolidated financial statements. The final purchase price allocation for the merger will be dependent upon the finalization of asset and liability valuations, which may depend in part on prevailing market rates and conditions. A final determination of these fair values will include assistance provided by an independent appraiser, which will be completed subsequent to the consummation of the merger. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing date of the merger. Any final adjustments may change the allocations of purchase price, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in a material change to the unaudited pro forma condensed consolidated financial statements, including recording goodwill.

Separate pro forma information have been presented to account for the following circumstances: (1) that no holders of Juniper Class B common stock exercise their right to have their shares redeemed upon the consummation of the merger, and (2) that holders of 19.99% of Juniper Class B common stock elect to have their shares redeemed upon the consummation of the merger at the redemption value of $5.31 per share, based on the amount held in the trust account, inclusive of interest income to date thereon, at September 30, 2006. The basis of presentation described in (2) is based on the possibility that holders of up to a maximum of 19.99% of the holders of Juniper class B common stock may elect to have their shares redeemed at the redemption value of approximately $5.31 per share, or a total of $3,051,133 as of September 30, 2006. Should holders of 20% or more of Juniper Class B common stock elect to have their shares converted, the merger cannot be consummated.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2006

	Firestone	Juniper	Pro Forma Adjustments		Combined (Assuming No Conversion)	Adjustments For Maximum Conversion		Combined (Assuming Max Conversion)
Assets
Current Assets:
Cash and cash equivalents	$29,102	$202,649	15,263,297	(b)
			(725,711	)(c)	$14,769,337	$(3,051,133	)(h)	$11,718,204
U.S. Government Securities held in Trust Fund	—	15,263,297	(15,263,297	)(b)	—			—
Accounts receivable, net	159,771	—			159,771			159,771
Prepaid expenses	8,886	25,933			34,819			34,819
Programming rights	42,651	—			42,651			42,651
Total current assets	240,410	15,491,879			15,006,578			11,955,445
Deferred acquisition costs	—	634,709	(634,709	)(c),(f)	—			—
Fixed assets, net	1,944,080	—	1,012,781	(d)	2,956,861			2,956,861
Other assets	60,978	—			60,978			60,978
Intangible assets, subject to amortization	—	—	8,736,000	(d)	8,736,000	—		8,736,000
Goodwill	—	—	6,914,000	(c)
			1,100,000	(c)
			(1,012,781	)(d)
			(8,736,000	)(d)
			2,960,969	(e)	1,226,188			1,226,188
Total assets	$2,245,468	$16,126,588			$27,986,605			$24,935,472
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and other accrued expenses	$873,502	$38,798			$912,300			$912,300
Accrued acquisition costs	807,022	260,420	(260,420	)(c),(f)	807,022			807,022
Deferred revenues	95,920	—			95,920			95,920
Programming obligations	69,993	—			69,993			69,993
Line of credit	360,000	—			360,000			360,000
Current portion of long-term debt	100,000	—	(100,000	)(a)	—			—
Current portion of long-term debt – related party	1,487,958	—	(1,487,958	)(a)	—			—
Current portion of mandatorily redeemable preferred stock	1,200,000	—	(1,200,000	)(a)	—			—
Income taxes payable	—	21,675			21,675			21,675
Total current liabilities	4,994,395	320,893			2,266,910			2,266,910
Non-Current Liabilities
Long-term debt – related party	834,406	—	2,165,594	(a)	3,000,000			3,000,000
Mandatorily redeemable preferred stock	1,502,788	—	(1,502,788	)(a)	—			—
	2,337,194	—			3,000,000			3,000,000
Common stock, subject to possible conversion	—	3,051,133	(3,051,133	)(g)	—			—
Stockholders’ Equity:
Preferred stock	1,560,500	—	(1,560,500	)(e)	—			—
Common stock	5,619	55	280	(c)
			(5,619	)(e)
			288	(g)	623	(57	)(h)	566
Common stock, Class B	—	288	(288	)(g)	—			—
Additional paid-in capital	2,685,682	12,634,197	2,125,152	(a)
			3,051,133	(g)
			6,913,720	(c)
			(2,125,152	)(e)
			(2,685,682	)(e)	22,599,050	(3,051,076	)(h)	19,547,974
Retained earnings/accumulated deficit	(9,337,922)	112,759	9,337,922	(e)	112,759			112,759
Accumulated other comprehensive income		7,263			7,263			7,263

Total stockholders’ equity	(5,086,121)	12,754,562			22,719,695			19,668,562
Total liabilities and stockholders’ equity	$2,245,468	$16,126,588			$27,986,605			$24,935,472

See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2006

The unaudited condensed consolidated pro forma balance sheet combines the balance sheets of Firestone and Juniper as of September 30, 2006 assuming that the merger had been completed as of September 30, 2006. The historical balance sheets used in the preparation of the pro forma financial statements have been derived from Firestone’s and Juniper’s unaudited financial statements as of September 30, 2006.

Pro forma adjustments are necessary to record the accounting for the merger, including a preliminary allocation of purchase price to the estimated fair values of assets and liabilities acquired. No pro forma adjustments were required to conform Firestone’s accounting policies to Juniper’s accounting policies. Descriptions of the adjustments included in the unaudited pro forma condensed consolidated balance sheet are as follows:

(a)	To convert all outstanding Firestone redeemable preferred stock and long-term debt into equity at the time of the merger, in accordance with the terms of the merger, other than $3 million of debt that pursuant to the merger agreement is permitted to remain as of the closing date of the merger. The $3,000,000 of permitted debt will bear interest at a rate not to exceed 5% per annum and will be payable in quarterly installments over a four-year period commencing on January 1, 2009.

(b)	Reflects the release of Juniper’s restricted cash held in trust and the transfer of the balance to cash and cash equivalents, assuming no holders of Juniper Class B common stock exercise their right to have their shares redeemed upon the consummation of the merger.

(c)	Estimated total purchase price: Gives effect to (i) (A) the issuance of 2,800,000 shares of Juniper common stock and (B) 250,000 Warrants in exchange for 100% of the equity of Firestone and (ii) the payment of $1,100,000 of estimated acquisition costs.

The total estimated purchase price of $8,014,000 represents the sum of (i) $6,832,000 representing the 2,800,000 shares of common stock, $0.0001 par value, to be issued to the former stockholders of Firestone (based on the average closing market price of Juniper’s common stock, for a period of two days prior and two days subsequent to August 16, 2006, the date of the announcement of the purchase agreement with Firestone, or approximately $2.44 per common share) (ii) $82,000 representing the 125,000 Class W warrants and 125,000 Class Z warrants to be issued to the former preferred stockholders of Firestone (or approximately $0.33 per Class W warrant and approximately $0.33 per Class Z warrant based on the average price of each of Juniper’s Class W and Class Z warrants for a period of two days prior and two days subsequent to August 16, 2006) and (iii) estimated acquisition costs of approximately $1,100,000 (including a $400,000 advisory fee payable to our investment banking firm) directly attributable to the merger, of which $374,289 have been incurred and paid as of September 30, 2006. In addition, the merger agreement also provides that Firestone’s stockholders will receive up to an additional 1,000,000 Class W warrants and 1,000,000 Class Z warrants, if certain revenue and subscriber targets are attained in future periods. Such consideration, if any, will be included in the purchase price upon resolution of the contingencies. As of August 16, 2006 the value of such contingent consideration was approximately $656,000.

The components of the estimated purchase price are summarized as follows:

Common stock	$6,832,000
Warrants	82,000
Estimated acquisitions costs	1,100,000
Total	$8,014,000

In accordance with Statement of Financial Accounting Standards, (‘‘SFAS’’), No. 141 ‘‘Business Combination’’, under the purchase method of accounting, the total estimated purchase price for

Firestone is allocated to Firestone’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the purchase. The estimated purchase price included on the accompanying unaudited pro forma condensed consolidated balance sheet is based on the preliminary allocation of purchase price to the estimated fair values of assets and liabilities acquired, and subject to material changes upon receipt of the final valuation as described in the introduction to these unaudited pro forma condensed consolidated financial statements.

The preliminary estimate of the purchase price allocation, including recognition of goodwill, is as follows:

Firestone
Current assets acquired	$240,410
Property and equipment, net	2,956,861
Other noncurrent assets	60,978
Intangible assets	8,736,000
Goodwill	1,226,188
Assumed long-term debt	(3,000,000)
Line of credit	(360,000)
Current liabilities less current portion of debt	(1,846,437)
Total	$8,014,000

Goodwill is calculated as the difference between tangible and intangible net assets (liabilities) acquired and the estimated purchase price.

In accordance with SFAS No. 142, ‘‘Goodwill and Other Intangible Assets,’’ goodwill and intangible assets with indefinite lives resulting from business combinations completed subsequent to June 30, 2001 are not amortized but instead are tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of Juniper determines that the value of goodwill or intangible assets with indefinite lives has become impaired, Juniper will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

(d)    Reflects adjustment needed to record certain assets acquired as part of the merger at their estimated fair values. The assets and estimated values have been based on a preliminary purchase price allocation performed based on management’s best estimate. The purchase price allocation and identified intangible assets may change upon our receipt of more detailed information and finalization of the purchase price allocation for the merger, and such changes as may be significant.

These adjustment to assets consist of the following:

	Firestone	Estimated Life
Broadcasting equipment	$1,012,781	7 Years
Customers/subscribers	8,736,000	5 years
Total	$9,748,781

(e)    Reflects the elimination of Firestone’s historical stockholders’ equity account and the resulting adjustment to purchase price in excess of the net assets acquired.

(f)    Reflects the elimination of deferred acquisition costs and accrued acquisition costs of Juniper as of September 30, 2006.

(g)    Reflects the reclassification of the conversion value of the Juniper’s Class B common stock to Stockholders’ Equity and the reclassification of Class B common stock to common stock.

(h)    To reflect the payment of cash to the maximum amount of dissenting Juniper stockholders as consideration for the return and cancellation of their shares of Class B common stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Firestone	Juniper	Pro Forma Adjustments		Combined (Assuming No Conversion)	Adjustments For Maximum Conversion	Combined (Assuming Max Conversion)
Revenues	$6,756,586	$—			$6,756,586		$6,756,586
Cost of sales	5,885,044	—			5,885,044		5,885,044
Gross profit	871,542	—			871,542		871,542
Operating Expenses:
General and administrative	2,081,024	211,544	521,385	(i)
			301,750	(j)
			1,891,883	(k)	5,007,586		5,007,586
Advertising	228,734	—			228,734		228,734
Total expenses	2,309,758	211,544			5,236,320		5,236,230
Loss from operations	(1,438,216)	(211,544)			(4,364,778)		(4,364,778)
Other Income (Expense):
Interest expense	(290,443)	—	89,671	(l)	(200,772)		(200,772)
Interest income	—	236,105			236,105		236,105
Other expense, net	(7,613)	—			(7,613)		(7,613)
Total other income (expense)	(298,056)	236,105			27,720		27,720
Income (loss) before provision for income taxes	(1,736,272)	24,561			(4,337,058)		(4,337,058)
Provision for income taxes	—	9,400			9,400		9,400
Net income (loss)	(1,736,272)	15,161			(4,346,458)		(4,346,458)
Accretion of Trust Fund relating to common stock subject to possible conversion	—	(45,612)	45,612	(m)	—		—
Net loss attributable to common stockholders	$(1,736,272)	$(30,451)			$(4,346,458)		$(4,346,458)
Weighted average number of shares outstanding:
Basic					6,223,100 (n)		5,648,387 (o)
Diluted					6,223,100 (p)		5,648,387 (q)
Net (loss) income per common share
Basic					$(0.70)		$(0.77)
Diluted					$(0.70)		$(0.77)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

	Firestone	Juniper	Pro Forma Adjustments		Combined (Assuming No Conversion)	Adjustments For Maximum Conversion	Combined (Assuming Max Conversion)
Revenues	$1,821,140	$—			$1,821,140		$1,821,140
Cost of revenues	1,782,908	—			1,782,908		1,782,908
Gross profit	38,232	—			38,232		38,232
Operating Expenses:
General and administrative	1,860,891	378,598	455,544(i	)
			226,313(j	)
			1,418,912(k	)	4,340,258		4,340,258
Advertising	88,335	—			88,355		88,355
Total expenses	1,949,226	378,598			4,428,613		4,428,613
Loss from operations	(1,910,994)	(378,598)			(4,390,381)		(4,390,381)
Other Income (Expense):
Interest expense	(304,681)	—	191,619(l	)	(113,062)		(113,062)
Interest income	—	528,196			528,196		528,196
Other income, net	200,113	—			200,113		200,113
Total other income (expense)	(104,568)	528,196			615,247		615,247
Income (loss) before provision for income taxes	(2,015,562)	149,598			(3,775,134)		(3,775,134)
Provision for income taxes	—	52,000			52,000		52,000
Net income (loss)	(2,015,562)	97,598			(3,827,134)		(3,827,134)
Accretion of Trust Fund relating to common stock subject to possible conversion	—	(103,223)	103,223(m	)	—		—
Net loss attributable to common stockholders	$(2,015,562)	$(5,625)			$(3,827,134)		$(3,827,134)
Weighted average number of shares outstanding:
Basic					6,223,100 (n)		5,648,387 (o)
Diluted					6,223,100 (p)		5,648,387 (q)
Net (loss) income per common share
Basic					$(0.61)		$(0.68)
Diluted					$(0.61)		$(0.68)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED DECEMBER 31, 2005 AND SEPTEMBER 30, 2006

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 combines the statement of operations of Firestone for the year ended December 31, 2005 and the statement of operations of Juniper for the period from inception (February 3, 2005) to December 31, 2005, assuming that the meger occurred at the beginning of the periods presented. The historical statements of operations for the year ended December 31, 2005 for Firestone and for the period from inception (February 3, 2005) to December 31, 2005 for Juniper have been derived from the companies’ respective audited statements of operations for such periods.

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2006 combines the unaudited condensed consolidated statements of operations of Firestone and Juniper for the nine months ended September 30, 2006 assuming that the merger occurred at the beginning of the period presented. The historical statements of operations of Firestone and Juniper for the nine months ended September 30, 2006 have been derived from the companies’ respective unaudited statements of operations for such period.

Certain reclassifications have been made to conform Juniper’s and Firestone’s historical amounts. The pro forma consolidated provision (benefit) for income taxes does not reflect the amounts that would have resulted had Juniper and Firestone filed consolidated income tax returns during the periods presented.

Descriptions of the adjustments included in the unaudited pro forma condensed consolidated statements of operations are as follows:

(i)    Reflects additional compensation expense associated with increased annual base salaries expected to be provided to certain officers in connection with employment agreements effective as of the consummation of the merger.

(j)    Reflects share-based compensation expense associated with stock option grants expected to be made to certain officers in connection with employment agreements effective as of the consummation of the merger (500,000 options to purchase common stock with estimated fair values ranging from $2.15 to $2.22 per share, all of which are expected to vest over 3 years).

(k)    Reflects adjustment to depreciation and amortization expense using the straight-line method resulting from estimated fair value adjustments to broadcasting equipment and intangible assets as a result of the merger as described in (d).

(l)    Reflects a decrease in interest expense due to the conversion of long-term debt and mandatorily redeemable preferred stock to equity and assuming $3,000,000 of long-term debt remains outstanding at an interest rate per annum of 5% as described in (a).

(m)    Reflects elimination of the accretion of Trust Fund relating to common stock subject to possible conversion.

(n)    Reflects 3,423,100 shares of Juniper outstanding before the merger plus 2,800,000 shares issued to Firestone shareholders upon consummation of the merger.

(o)    Reflects 3,423,100 shares of Juniper outstanding before the merger plus 2,800,000 shares issued to Firestone shareholders upon consummation of the merger, less the 574,713 Juniper shares assumed converted as described in (h).

(p)    Reflects 3,423,100 shares of Juniper outstanding before the merger plus 2,800,000 shares issued to Firestone shareholders upon consummation of the merger, plus the effect of 8,390,000 of Juniper outstanding warrants and options after the merger on weighted average shares outstanding. Warrants and options have no impact on diluted pro forma loss per share since the exercise price of such securities is in excess of the average market price of Juniper common stock during the periods presented.

(q)    Reflects 3,423,100 shares of Juniper outstanding before the merger plus 2,800,000 shares issued to Firestone shareholders upon consummation of the merger, less the 574,713 Juniper shares assumed converted as described in (h), plus the effect of 8,390,000 of Juniper outstanding warrants and options after the merger on weighted average shares outstanding. Warrants and options have no impact on diluted pro forma loss per share since the exercise price of such securities is in excess of the average market price of Juniper common stock during the periods presented.

NAME CHANGE AMENDMENT PROPOSAL

Pursuant to the merger agreement, we will change our corporate name from ‘‘Juniper Partners Acquisition Corp.’’ to ‘‘Juniper Content Corporation’’ upon consummation of the merger. The merger will not be consummated unless the proposal to change our name is approved at the meeting. If the merger proposal is not approved, the name change amendment will not be presented at the meeting.

In the judgment of our board of directors, the change of our corporate name is desirable to reflect the Juniper business plan to be a media and entertainment company focused on branded digital communities serving high-growth markets.

The approval of the name change amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Juniper common stock and Class B common stock on the record date.

Stockholders will not be required to exchange outstanding stock certificates for new stock certificates if the amendment is adopted.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE ‘‘FOR’’ THE APPROVAL OF THE NAME CHANGE AMENDMENT.

CAPITALIZATION AMENDMENT PROPOSAL

Pursuant to the merger agreement, we will increase the number of authorized shares of Juniper common stock from 25,000,000 to 35,000,000 upon consummation of the merger. The merger will not be consummated unless the proposal to increase our capitalization is approved at the meeting. If the merger proposal is not approved, the capitalization amendment will not be presented at the meeting.

In the judgment of our board of directors, the increase in our capitalization is desirable and in our stockholders’ best interests. Currently, we have 548,100 shares of our common stock outstanding and 2,875,000 shares of Class B common stock outstanding and we will be issuing an additional 2,800,000 shares of common stock upon consummation of the merger. Additionally, we have reserved 7,490,000 shares of common stock issuable upon exercise of warrants and a unit purchase option issued in our IPO. We will also need to reserve 600,000 shares of common stock in connection with our incentive compensation plan proposal discussed below and an additional 350,000 shares for issuance upon exercise of options provided for pursuant to Mr. Rekant’s employment agreement. The authorization of additional shares of common stock will enable us to have the flexibility to authorize the issuance of shares of common stock in the future for financing our business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits.

The approval of the capitalization amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Juniper common stock and Class B common stock on the record date.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE ‘‘FOR’’ THE APPROVAL OF THE CAPITALIZATION AMENDMENT.

CHARTER TEXT AMENDMENT PROPOSAL

Pursuant to the merger agreement, we will propose to remove those provisions of Juniper’s certificate of incorporation that will no longer be operative upon consummation of the merger, including liquidation provisions and references to the Class B common stock contained in Articles FOURTH and SIXTH. If the merger proposal is not approved, the charter text amendment will not be presented at the meeting. If the merger is approved, shares of Class B common stock will be automatically converted to shares of common stock on a one-to-one basis.

Section FOURTH of the amended and restated certificate of incorporation will be restated as follows:

FOURTH:    The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 35,005,000 of which 35,000,000 shares shall be Common Stock of the par value of $.0001 per share and 5,000 shares shall be Preferred Stock of the par value of $.0001 per share.

A.     Preferred Stock.    The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a ‘‘Preferred Stock Designation’’) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.     Common Stock.    Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote. Subject to the preferential dividend rights applicable to shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive only such dividends as may be declared by the Board of Directors.

In addition, Article SIXTH of the amended and restated certificate of incorporation will be restated as follows:

SIXTH:    The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class C shall be elected for a term expiring at the first Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

The current sections Fourth and Sixth of Juniper’s certificate of incorporation are as follows:

FOURTH:    (a)    The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 25,005,000 of which:

(i)    20,000,000 shares shall be Common Stock of the par value of $.0001 per share;

(ii)    5,000,000 shares shall be Class B Common Stock of the par value of $.0001 per share; and

(iii)    5,000 shares shall be Preferred Stock of the par value of $.0001 per share.

(b)    Preferred Stock.    The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a ‘‘Preferred Stock Designation’’) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

(c)    Common Stock.

1.    Dividends.    Subject to the preferential dividend rights applicable to shares of Preferred Stock, the holders of shares of Common Stock and of Class B Common Stock shall be entitled to receive only such dividends as may be declared by the Board of Directors.

2.    Liquidation.    Except as set forth in Paragraph SIXTH, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts to be distributed to the holders of shares of Preferred Stock, the holders of shares of Common Stock and of Class B Common Stock shall be entitled, ratably, in proportion to the number of shares held by them, to receive all of the remaining assets of the Corporation available for distribution to holders of Common Stock and of Class B Common Stock.

3.    Voting Rights.    Except as otherwise required by statute or as otherwise provided in this Certificate of Incorporation:

(a)    each outstanding share of Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote other than in connection with a ‘‘Business Combination’’ during the ‘‘Target Business Acquisition Period’’ (as such terms are hereinafter defined), and each holder of Common Stock shall be entitled to one vote for each share of such stock held by such holder; and

(b)    each outstanding share of Class B Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, including in connection with a Business Combination, and each holder of Class B Common Stock shall be entitled to one vote for each share of such stock held by such holder.

4.    Conversion.    The holders of Class B Common Stock shall have no conversion rights other than as set forth in sub-paragraph B of Paragraph SIXTH hereof. The holders of Common Stock shall have no conversion rights under any circumstances.

SIXTH:    The following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and shall terminate upon the first to occur of (i) the consummation of any ‘‘Business Combination’’ or (ii) the ‘‘Termination Date’’ (as such terms are hereinafter defined), and may not be amended during the Target Business Acquisition

Period. A ‘‘Business Combination’’ shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business (‘‘Target Business’’).

A.    Prior to the consummation of any Business Combination with a Target Business, the Corporation shall submit such Business Combination to the holders of its Class B Common Stock for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that a majority of the outstanding shares of Class B Common Stock cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if the holders of 20% or more of the outstanding shares of Class B Common Stock exercise their conversion rights described in paragraph B below.

B.    If a Business Combination is approved in accordance with sub-paragraph (A), above, and is consummated by the Corporation, then, in such event:

(i)    any holder of shares of Class B Common Stock issued in the Corporation’s initial public offering of securities (‘‘IPO’’) who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his shares of Class B Common Stock into cash. If so demanded, the Corporation shall, promptly after consummation of the Business Combination, convert such shares into cash at a per share conversion price equal to the quotient determined by dividing (i) the amount in the ‘‘Trust Fund’’ (as hereinafter defined), inclusive of any interest thereon, calculated as of two business days prior to the date of the consummation of the Business Combination, by (ii) the total number of shares of Class B Common Stock then outstanding. ‘‘Trust Fund’’ shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited; and

(ii)    thereafter, all of the remaining outstanding shares of Class B Common Stock for which conversion has not been demanded shall be deemed to automatically convert, effective as of the consummation of the Business Combination, into the same number of shares of Common Stock.

C.    If, however, the Corporation does not consummate a Business Combination with a Target Business by the later of (i) 12 months after the consummation of the IPO or (ii) 18 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but such Business Combination was not consummated within such 12 month period (such later date being referred to as the ‘‘Termination Date’’, and the period from the effectiveness of the Registration Statement filed in connection with the IPO up to and including the first to occur of (x) the consummation of a Business Combination or (y) the Termination Date being defined as the ‘‘Target Business Acquisition Period’’), then, in such event, all outstanding shares of Class B Common Stock shall be automatically cancelled and shall revert to the status of authorized but unissued shares of Class B Common Stock, and the Corporation shall thereupon distribute, and shall cause its officers to effect the distribution of, the Trust Fund, inclusive of any interest thereon, to the holders of Class B Common Stock within sixty days of the Termination Date. The Corporation shall pay no distributions out of the Trust Fund to any other shares of capital stock of the Corporation. From and after the Termination Date and until surrendered to the trustee of the Trust Fund, any certificate evidencing shares of Class B Common Stock shall represent solely the right of the holder to receive his ratable proportion of any distribution from the Trust Fund. After the distribution of the Trust Fund and the cancellation of the Class B Common Stock, the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable.

D.    A recordholder of Class B Common Stock shall be entitled to receive distributions from the Trust Fund only upon distribution of the Trust Fund in accordance with paragraph C, above, or in the event he demands conversion of his shares in accordance with paragraph B, above. In no other circumstances shall a holder of Class B Common Stock have any right or interest of any kind in or to the Trust Fund.

E.    The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. At the first election of directors by the incorporator, the incorporator shall elect the Class A directors for a term expiring at the Corporation’s third Annual Meeting of Stockholders. The Class A directors shall then elect the Class B and Class C directors. The directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class C shall be elected for a term expiring at the first Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

In the judgment of our board of directors, the charter text amendment is desirable, as it deletes provisions relating to the operation of Juniper as a blank check company prior to the consummation of a business combination. Such sections will not be applicable upon consummation of the merger.

The approval of the charter text amendment will require the affirmative vote of the holders of a majority of the outstanding shares of Juniper common stock and Class B common stock on the record date.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE ‘‘FOR’’ THE APPROVAL OF THE ARTICLE SIXTH AMENDMENT.

2006 LONG-TERM INCENTIVE PLAN

Background

Juniper’s ‘‘2006 Long-Term Incentive Plan’’ has been approved by Juniper’s board of directors and will take effect upon consummation of the merger, provided that it is approved by the stockholders at the special meeting. We are submitting the plan to our stockholders for their approval in order to comply with Nasdaq policy and so that options granted under the plan may qualify for treatment as incentive stock options.

The plan reserves 600,000 shares of Juniper common stock for issuance in accordance with its terms. Pursuant to employment agreements to be effective upon consummation of the merger, Messrs. Leonard Firestone and Christopher K. Firestone will be granted at closing options to purchase 120,000 shares and 30,000 shares of Juniper common stock, respectively. After such grants, there will be 450,000 shares remaining for issuance in accordance with the plan’s terms. The purpose of the plan is to enable Juniper to offer its employees, officers, directors and consultants whose past, present and/or potential contributions to Juniper have been, are or will be important to the success of Juniper, an opportunity to acquire a proprietary interest in Juniper. The various types of incentive awards that may be provided under the plan will enable Juniper to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All officers, directors and employees of Firestone and Juniper will be eligible to be granted awards under the plan. No allocations of shares that may be subject to awards have been made in respect of the executive officers or any other group, except as set forth below. All awards will be subject to the recommendations of the compensation committee and approval by the board of directors or the compensation committee.

A summary of the principal features of the plan is provided below, but is qualified in its entirety by reference to the full text of the plan, which is attached to this proxy statement/prospectus as Annex C.

Administration

The plan is administered by our board or our compensation committee. Subject to the provisions of the plan, the board or committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Stock Subject to the Plan

Shares of stock subject to other awards that are forfeited or terminated will be available for future award grants under the plan. If a holder pays the exercise price of a stock option by surrendering any previously owned shares of common stock or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the withholding tax liability associated with the stock option exercise, then the in the Board’s or committee’s discretion, the number of shares available under the plan may be increased by the lesser of the number of such surrendered shares and shares used to pay taxes and the number of shares purchased under the stock option.

Under the plan, on a change in the number of shares of our common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the board or committee may determine whether the change requires equitably adjusting the terms of the award or the aggregate number of shares reserved for issuance under the plan.

Eligibility

We may grant awards under the plan to employees, officers, directors and consultants who are deemed to have rendered, or to be able to render, significant services to us and who are deemed to have contributed, or to have the potential to contribute, to our success.

Types of Awards

Options.    The plan provides both for ‘‘incentive’’ stock options as defined in Section 422 of the Code, and for options not qualifying as incentive options, both of which may be granted with any other stock-based award under the plan. The board or committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of our stock may not be less than 110% of the fair market value on the date of grant. The number of shares covered by incentive stock options that may be exercised by any participant during any calendar year cannot have an aggregate fair market value in excess of $100,000, measured at the date of grant.

An incentive stock option may only be granted within a ten-year period from the date of the consummation of merger and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. Subject to any limitations or conditions the board or committee may impose, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two.

Generally, stock options granted under the plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable during the holder’s lifetime, or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative. However, a holder, with the approval of the board or committee, may transfer a non-qualified stock option by gift to a family member of the holder, by domestic relations order to a family member of the holder or by transfer to an entity in which more than fifty percent of the voting interests are owned by family members of the holder or the holder, in exchange for an interest in that entity.

Generally, if the holder is an employee, no stock options granted under the plan may be exercised by the holder unless he or she is employed by us or a subsidiary of ours at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested stock options for a period of 12 months or such other greater or lesser period as the board or committee may determine, from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or a subsidiary, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the board or committee may determine or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may still exercise his or her vested stock options for a period of one year from the date of termination or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated by us without cause, then the portion of any stock option that has vested on the date of termination may be exercised for the lesser of three months after termination of employment, or such other greater or lesser period as the board or committee may determine but not beyond the balance of the stock option’s term.

Stock Appreciation Rights.    Under the plan, we may grant stock appreciation rights to participants who have been, or are being, granted stock options under the plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash. In conjunction with non-qualified stock options, stock appreciation rights may be granted either at or after the time of the grant of the non-qualified stock options. In conjunction with incentive stock options, stock appreciation rights may be granted only at the time of the grant of the incentive stock options. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value equal to the excess fair market value of one share of common stock over the exercise price of the related stock option, multiplied by the number of shares subject to the stock appreciation rights. The granting of a stock appreciation right will not affect the number of shares of common stock available for awards under the plan. The number of shares available for awards under the plan will, however, be reduced by the number of shares of common stock acquirable upon exercise of the stock option to which the stock appreciation right relates.

Restricted Stock.     Under the plan, we may award shares of restricted stock either alone or in addition to other awards granted under the plan. The board or committee determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.

Restricted stock awarded under the plan may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of, other than to us, during the applicable restriction period. In order to enforce these restrictions, the plan requires that all shares of restricted stock awarded to the holder remain in our physical custody until the restrictions have terminated and all vesting requirements with respect to the restricted stock have been fulfilled. Other than regular cash dividends and other cash equivalent distributions as we may designate, pay or distribute, we will retain custody of all distributions made or declared with respect to the restricted stock during the restriction period. A breach of any restriction regarding the restricted stock will cause a forfeiture of the restricted stock and any retained distributions. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to receive and retain all regular cash dividends and other cash equivalent distributions as we may designate, pay or distribute on the restricted stock and the right to vote the shares.

Deferred Stock.     Under the plan, we may award shares of deferred stock either alone or in addition to other awards granted under the plan. The board or committee determines the eligible persons to whom, and the time or times at which, deferred stock will be awarded, the number of shares of deferred stock to be awarded to any person, the duration of the period during which, and the conditions under which, receipt of the stock will be deferred, and all the other terms and conditions of deferred stock awards.

Deferred stock awards granted under the plan may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of other than to us during the applicable deferral period. The holder shall not have any rights of a stockholder until the expiration of the applicable deferral period and the issuance and delivery of the certificates representing the common stock. The holder may request to defer the receipt of a deferred stock award for an additional specified period or until a specified event. This request must generally be made at least one year prior to the expiration of the deferral period for the deferred stock award.

Stock Reload Options.     Under the plan, we may grant stock reload options to a holder who tenders shares of common stock to pay the exercise price of a stock option or arranges to have a portion of the shares otherwise issuable upon exercise withheld to pay the applicable withholding taxes. A stock reload option permits a holder who exercises a stock option by delivering stock owned by the holder for a minimum of six months to receive a new stock option at the current market price for the same number of shares delivered to exercise the option. The board or committee determines the terms, conditions, restrictions and limitations of the stock reload options. The exercise price of stock reload options shall be the fair market value as of the date of exercise of the underlying option. Unless otherwise determined, a stock reload option may be exercised commencing one year after it is granted and expires on the expiration date of the underlying option.

Other Stock-Based Awards.     Under the plan, we may grant other stock-based awards, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the plan. These other stock-based awards may be in the form of purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of common stock and awards valued by reference to the value of securities of, or the performance of, one of our subsidiaries. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the plan or any of our other plans.

Accelerated Vesting and Exercisability.     Unless otherwise provided in the grant of an award, if any ‘‘person,’’ as defined in Sections 13(d) and 14(d) of the Securities and Exchange Act of 1934, as amended (‘‘Exchange Act’’), is or becomes the ‘‘beneficial owner,’’ as referred in Rule 13d-3 under the Exchange Act, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding voting securities in one or more transactions, and our board of directors does not authorize or approve the acquisition, then the vesting periods with respect to options and awards granted and outstanding under the plan will be accelerated and will immediately vest, and each participant of an option and award will have the immediate right to purchase and receive all shares of our common stock subject to the option and award in accordance with the terms set forth in the plan and in the corresponding award agreements.

Unless otherwise provided in the grant of an award, the compensation committee may, in the event of an acquisition of substantially all of our assets or at least 50% of the combined voting power of our then outstanding securities in one or more transactions, including by way of merger or reorganization, which has been approved by our board of directors, accelerate the vesting of any and all stock options and other awards granted and outstanding under the plan.

Repurchases.     Unless otherwise provided in the grant of an award, the compensation committee may, in the event of an acquisition of substantially all of our assets or at least 50% of the combined voting power of our then outstanding securities in one or more transactions, including by way of merger or reorganization, which has been approved by our board of directors, require a holder of any award granted under the plan to relinquish the award to us upon payment by us to the holder of cash in an amount equal to the fair market value of the award or $0.01 per share for awards that are out-of-the money.

Award Limitation.    No participant may be granted awards for more than 150,000 shares in any calendar year.

Competition; Solicitation of Customers and Employees; Disclosure of Confidential Information

If a holder’s employment with us or a subsidiary of ours is terminated for any reason whatsoever, and within 12 months after the date of termination, the holder either:

•	accepts employment with any competitor of, or otherwise engages in competition with, us,

•	solicits any of our customers or employees to do business with or render services to the holder or any business with which the holder becomes affiliated or to which the holder renders services, or

•	uses or discloses to anyone outside our company any of our confidential information or material in violation of our policies or any agreement between us and the holder,

the board or the committee may require the holder to return to us the economic value of any award that was realized or obtained by the holder at any time during the period beginning on the date that is 12 months prior to the date the holder’s employment with us is terminated.

Withholding Taxes

Upon the exercise of any award granted under the plan, the holder may be required to remit to us an amount sufficient to satisfy all federal, state and local withholding tax requirements prior to delivery of any certificate or certificates for shares of common stock.

Terms and Amendments

Unless terminated by the board, the plan shall continue to remain effective until no further awards may be granted and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only until ten years from the date of the consummation of the merger. The board may at any time, and from time to time, amend the plan, provided that no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent.

Federal Income Tax Consequences

The following discussion of the federal income tax consequences of participation in the plan is only a summary of the general rules applicable to the grant and exercise of stock options and other awards and does not give specific details or cover, among other things, state, local and foreign tax treatment of participation in the plan. The information contained in this section is based on present law and regulations, which are subject to being changed prospectively or retroactively.

Incentive stock options.     Participants will recognize no taxable income upon the grant or exercise of an incentive stock option. The participant will realize no taxable income when the incentive stock option is exercised if the participant has been an employee of our company or our subsidiaries at all times from the date of the grant until three months before the date of exercise, one year if the participant is disabled. The excess, if any, of the fair market value of the shares on the date of exercise of an incentive stock option over the exercise price will be treated as an item of adjustment for a participant’s taxable year in which the exercise occurs and may result in an alternative minimum tax liability for the participant. We will not qualify for any deduction in connection with the grant or exercise of incentive stock options. Upon a disposition of the shares after the later of two years from the date of grant or one year after the transfer of the shares to a participant, the participant will recognize the difference, if any, between the amount realized and the exercise price as long-term capital gain or long-term capital loss, as the case may be, if the shares are capital assets.

If common stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of the holding periods described above: the participant will recognize ordinary compensation income in the taxable year of disposition in an amount equal to the excess, if any, of the lesser of the fair market value of the shares on the date of exercise or the amount realized on the disposition of the shares, over the exercise price paid for the shares; and we will qualify for a deduction equal to any amount recognized, subject to the limitation that the compensation be reasonable.

In the case of a disposition of shares earlier than two years from the date of the grant or in the same taxable year as the exercise, where the amount realized on the disposition is less than the fair market value of the shares on the date of exercise, there will be no adjustment since the amount treated as an item of adjustment, for alternative minimum tax purposes, is limited to the excess of the amount realized on the disposition over the exercise price, which is the same amount included in regular taxable income.

Non-Incentive stock options.     With respect to non-incentive stock options:

•	upon grant of the stock option, the participant will recognize no income provided that the exercise price was not less than the fair market value of our common stock on the date of grant;

•	upon exercise of the stock option, if the shares of common stock are not subject to a substantial risk of forfeiture, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price, and we will qualify for a deduction in the same amount, subject to the requirement that the compensation be reasonable; and

•	we will be required to comply with applicable federal income tax withholding requirements with respect to the amount of ordinary compensation income recognized by the participant.

On a disposition of the shares, the participant will recognize gain or loss equal to the difference between the amount realized and the sum of the exercise price and the ordinary compensation income recognized. The gain or loss will be treated as capital gain or loss if the shares are capital assets and as short-term or long-term capital gain or loss, depending upon the length of time that the participant held the shares.

If the shares acquired upon exercise of a non-incentive stock option are subject to a substantial risk of forfeiture, the participant will recognize ordinary income at the time when the substantial risk of forfeiture is removed, unless the participant timely files under Section 83(b) of the Code to elect to be taxed on the receipt of shares, and we will qualify for a corresponding deduction at that time. The amount of ordinary income will be equal to the excess of the fair market value of the shares at the time the income is recognized over the amount, if any, paid for the shares.

Stock appreciation rights.     Upon the grant of a stock appreciation right, the participant recognizes no taxable income and we receive no deduction. The participant recognizes ordinary income and we receive a deduction at the time of exercise equal to the cash and fair market value of common stock payable upon the exercise.

Restricted stock.     A participant who receives restricted stock will recognize no income on the grant of the restricted stock and we will not qualify for any deduction. At the time the restricted stock is no longer subject to a substantial risk of forfeiture, a participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the restricted stock at the time the restriction lapses over the consideration paid for the restricted stock. A participant’s shares are treated as being subject to a substantial risk of forfeiture so long as his or her sale of the shares at a profit could subject him or her to a suit under Section 16(b) of the Exchange Act. The holding period to determine whether the participant has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis for the shares will generally be the fair market value of the shares on this date.

A participant may elect under Section 83(b) of the Code, within 30 days of the transfer of the restricted stock, to recognize ordinary compensation income on the date of transfer in an amount equal to the excess, if any, of the fair market value on the date of transfer of the shares of restricted stock, as determined without regard to the restrictions, over the consideration paid for the restricted stock. If a participant makes an election and thereafter forfeits the shares, no ordinary loss deduction will be allowed. The forfeiture will be treated as a sale or exchange upon which there is realized loss equal to the excess, if any, of the consideration paid for the shares over the amount realized on such forfeiture. The loss will be a capital loss if the shares are capital assets. If a participant makes an election under Section 83(b), the holding period will commence on the day after the date of transfer and the tax basis will equal the fair market value of shares, as determined without regard to the restrictions, on the date of transfer.

On a disposition of the shares, a participant will recognize gain or loss equal to the difference between the amount realized and the tax basis for the shares.

Whether or not the participant makes an election under Section 83(b), we generally will qualify for a deduction, subject to the reasonableness of compensation limitation, equal to the amount that is taxable as ordinary income to the participant, in the taxable year in which the income is included in the participant’s gross income. The income recognized by the participant will be subject to applicable withholding tax requirements.

Dividends paid on restricted stock that is subject to a substantial risk of forfeiture generally will be treated as compensation that is taxable as ordinary compensation income to the participant and will be deductible by us subject to the reasonableness limitation. If, however, the participant makes a Section 83(b) election, the dividends will be treated as dividends and taxable as ordinary income to the participant, but will not be deductible by us.

Deferred stock.     A participant who receives an award of deferred stock will recognize no income on the grant of the award. However, he or she will recognize ordinary compensation income on the transfer of the deferred stock, or the later lapse of a substantial risk of forfeiture to which the deferred stock is subject, if the participant does not make a Section 83(b) election, in accordance with the same rules as discussed above under the caption ‘‘Restricted stock.’’

Other stock-based awards.     The federal income tax treatment of other stock-based awards will depend on the nature and restrictions applicable to the award.

Certain Awards Deferring or Accelerating the Receipt of Compensation.     Section 409A of the Code, enacted as part of the American Jobs Creation Act of 2004, imposes certain new requirements applicable to ‘‘nonqualified deferred compensation plans.’’ If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these new requirements, then all compensation deferred under the plan may become immediately taxable. Stock appreciation rights and deferred stock awards that may be granted under the plan may constitute deferred compensation subject to the Section 409A requirements. It is our intention that any award agreement governing awards subject to Section 409A will comply with these rules.

Recommendation and Vote Required

Approval of our incentive compensation plan will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock and Class B common stock represented in person or by proxy and entitled to vote at the meeting.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE ‘‘FOR’’ THE APPROVAL OF THE 2006 LONG-TERM INCENTIVE PLAN.

OTHER INFORMATION RELATED TO JUNIPER

Business of Juniper

Juniper was formed on February 3, 2005, to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business. Prior to executing the merger agreement with Firestone, Juniper’s efforts were limited to organizational activities, completion of its IPO and the evaluation of possible business combinations.

Offering Proceeds Held in Trust

Juniper consummated its IPO on July 20, 2005. The net proceeds of the offering, including proceeds received upon the exercise of the underwriters’ over-allotment option, and after payment of underwriting discounts and expenses were approximately $15,600,000. Of that amount, $14,518,750 was placed in the trust account. The remaining proceeds have been used by Juniper in its pursuit of a business combination. Juniper currently pays all expenses as they are incurred by it from proceeds held outside of the trust account and will pay any expenses outstanding at the consummation of the merger out of the trust proceeds. The trust account will not be released until the earlier of the consummation of a business combination or the liquidation of Juniper. The trust account contained approximately $15,411,000 as of December 26, 2006, the record date. If the merger with Firestone is consummated, the trust account will be released to Juniper, to pay certain of Firestone’s accounts payable of up to $1,500,000, and the amounts owed to Class B common stockholders of Juniper who vote against the merger and elect to convert their shares of common stock into their pro-rata share of the trust account. Additionally, proceeds released from trust will also be used by Juniper to provide Firestone with up to $5 million (and such additional amounts as Juniper may deem appropriate in its sole judgment) for operating expenses for Juniper’s operating expenses and for possible future transactions by Juniper. Such operating expenses are estimated to be $375,000 for legal services and disbursements, $35,000 for investor relations services, $75,000 for accounting services, $100,000 for printing, and $400,000 to HCFP/Brenner Securities LLC in accordance with the underwriting agreement for the IPO, for a total of approximately $985,000.

Fair Market Value of Target Business

Pursuant to Juniper’s certificate of incorporation, the initial target business that Juniper acquires must have a fair market value equal to at least 80% of Juniper’s net assets at the time of such acquisition. Juniper’s board of directors determined that this test was met in connection with its acquisition of Firestone. Further, Juniper has received an opinion from SMH that this test has been met.

Stockholder Approval of Business Combination

Juniper will proceed with the acquisition of Firestone only if holders of a majority of the shares of Class B common stock present in person or represented by proxy and entitled to vote at the special meeting is voted in favor of the merger proposal and a majority of all of the outstanding shares of common stock and Class B common stock is voted in favor of the name change amendment and the capitalization amendment. If the holders of 20% or more of Juniper’s Class B common stock vote against the merger proposal and demand that Juniper convert their shares into their pro rata share of the trust account, then Juniper will not consummate the merger. In this case, Juniper will be forced to liquidate.

Liquidation If No Business Combination

Juniper’s certificate of incorporation provides for mandatory liquidation of Juniper in the event that Juniper does not consummate a business combination within 12 months from the date of consummation of its IPO, or 18 months from the consummation of the IPO if certain extension criteria have been satisfied. Such dates are July 20, 2006 and January 20, 2007, respectively. Juniper signed a letter of intent with Firestone on March 28, 2006 and signed a definitive merger agreement with Firestone on August 15, 2006. As a result of having signed the letter of intent, Juniper satisfied the extension criteria and now has until January 20, 2007 to complete the merger.

If Juniper does not complete the merger by January 20, 2007, Juniper will be dissolved pursuant to Section 275 of the Delaware General Corporation Law. In connection with such dissolution, the expected procedures of which are set forth below, Juniper will distribute to all of its public Class B common stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest. Remaining assets will be distributed to the Juniper common stockholders. Stuart B. Rekant, Juniper’s chairman and chief executive officers, who obtained 100 shares of Juniper common stock prior to Juniper’s IPO, has waived his rights to participate in any liquidation distribution with respect to shares of common stock owned by him immediately prior to the IPO. There will be no distribution from the trust account with respect to Juniper’s warrants.

We anticipate that, if we are unable to complete the business combination with Firestone, the following will occur:

•	our board of directors will convene and adopt a specific plan of dissolution and liquidation, which it will then vote to recommend to our stockholders; at such time it will also cause to be prepared a preliminary proxy statement/prospectus setting out such plan of dissolution and liquidation as well as the board’s recommendation of such plan;

•	we will promptly file our preliminary proxy statement with the Securities and Exchange Commission;

•	if the Securities and Exchange Commission does not review the preliminary proxy statement, then, 10 days following the filing of such preliminary proxy statement, we will mail the definitive proxy statement to our stockholders, and, 10-20 days following the mailing of such definitive proxy statement, we will convene a meeting of our stockholders, at which they will vote on our plan of dissolution and liquidation; and

•	if the Securities and Exchange Commission does review the preliminary proxy statement, we currently estimate that we will receive their comments 30 days after the filing of such proxy statement. We would then mail the definitive proxy statement to our stockholders following the conclusion of the comment and review process (the length of which we cannot predict with any certainty, and which may be substantial) and we will convene a meeting of our stockholders at which they will vote on our plan of dissolution and liquidation.

We expect that all costs associated with the implementation and completion of our plan of dissolution and liquidation will be funded by any remaining net assets not held in the trust account, although we cannot assure you that there will be sufficient funds for such purpose. If such funds are insufficient, we anticipate that our management will advance us the funds necessary to complete such dissolution and liquidation (currently anticipated to be no more than approximately $50,000) and not to seek reimbursement thereof.

We will not liquidate the trust account unless and until our stockholders approve our plan of dissolution and liquidation. Accordingly, the foregoing procedures may result in substantial delays in our liquidation and the distribution to our public stockholders of the funds in our trust account and any remaining net assets as part of our plan of dissolution and liquidation.

If Juniper were to expend all of the net proceeds of the IPO, other than the proceeds deposited in the trust account, the per-share liquidation price would be approximately $5.36, and the liquidation price for two shares of Class B common stock would be $10.72, or $0.62 more than the offering price of $10.10 for each Series B unit consisting of two shares of Class B common stock, one Class W warrant and one Class Z warrant. The proceeds deposited in the trust account could, however, become subject to the claims of Juniper’s creditors and there is no assurance that the actual per-share liquidation price will not be less than $5.36, due to those claims. If Juniper liquidates prior to the consummation of a business combination, Stuart B. Rekant, chairman of the board and chief executive officer, and Robert B. Becker, chief financial officer, treasurer and secretary, will be personally liable to pay debts and obligations to vendors and other entities that are owed money by Juniper for services rendered or products sold to Juniper, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account. There is no assurance, however, that they would be able to satisfy those obligations. However, because Juniper was obligated to have, and subsequently did have, all vendors and service provider that we engaged and owe money to, and the prospective target businesses we had negotiated with, waive any right, title, interest or claim of any kind they may have had in or to any monies held in the trust account, Juniper believes the likelihood of Messrs. Rekant and Becker having to pay any such debts and obligations is minimal. Nevertheless, we cannot assure you that the per-share distribution from the trust fund, if we liquidate, will not be less than $5.36 due to claims of creditors.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. Also, in any such case, if any distributions received by stockholders in our dissolution might be viewed under applicable debtor/creditor and/or bankruptcy laws as either a ‘‘preferential transfer’’ or a ‘‘fraudulent conveyance.’’ As a result, a bankruptcy court could seek to recover all amounts received by our stockholders in our dissolution. Furthermore, because we intend to distribute the proceeds held in the trust account to our Class B stockholders as soon as possible after our dissolution, this may be viewed or interpreted as giving preference to our Class B stockholders over any potential creditors with respect to access to or distributions from our assets. Moreover, our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Class B stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the Delaware General Corporation Law with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our Class B common stockholders at least $5.36 per share.

The persons holding shares of Juniper Class B common stock issued in the IPO will be entitled to receive funds from the trust account only in the event of Juniper’s liquidation or if they vote against the merger and seek to convert their respective shares into cash and the merger is actually completed. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

Under Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. Although we will seek stockholder approval to liquidate the trust account to our public stockholders as part of our plan of dissolution and liquidation, we will seek to conclude this process as soon as possible and as a result do not intend to comply with those procedures. Because we will not be complying with the foregoing provisions, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years. Accordingly, we would be required to provide for any creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to distributing the funds held in the trust to stockholders. However, because we are a blank check company, rather than an operating company, and our operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors and service providers (such as lawyers, investment bankers, etc.) to whom we owe money and potential target businesses, all of whom we’ve received agreements waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, we believe the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the funds in the trust account. Nevertheless, such agreements may or may not be enforceable. However we cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

Facilities

Juniper maintains offices at 56 West 45th Street, Suite 805, New York, New York 10036. The cost for this space is included in a $7,500 per-month fee that Hidden Treasures, Inc., an affiliate of Stuart B. Rekant, our chairman of the board and chief executive officer, and Paul Kramer, a member of our board of directors, charges Juniper for general and administrative services. Juniper believes, based on rents and fees for similar services in the New York, New York area, that the fees charged by Hidden Treasures are at least as favorable as Juniper could have obtained from an unaffiliated person. Juniper considers its current office space adequate for current operations.

Employees

Juniper has two executive officers and five directors. These executive officers are presently not obligated to contribute any specific number of hours per week. Juniper does not intend to have any full time employees prior to the consummation of the merger.

Periodic Reporting and Audited Financial Statements

Juniper has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Juniper’s annual reports contain financial statements audited and reported on by Juniper’s independent registered public accountants. Juniper has filed with the Securities and Exchange Commission a Form 10-KSB covering the period from February 3, 2005 (inception) to December 31, 2005 and its most recent Forms 10-QSB covering the fiscal quarters ended March 31, 2006 and June 30, 2006.

Legal Proceedings

There are no legal proceedings pending against Juniper.

Plan of Operations

The following discussion should be read in conjunction with Juniper’s financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.

Net income for the nine months ended September 30, 2006 of $97,598 consisted of interest income on the Trust Fund investment of $510,032 and interest on cash and cash equivalents of $18,164, offset by general and administrative expenses of $378,598 which includes $22,000 related to Delaware Franchise tax, $67,500 related to an administrative services agreement with an affiliate of a stockholder, $143,674 of professional fees, insurance expense of $64,565 and other expenses of $80,859, and $52,000 for income taxes.

Net loss for the period from February 3, 2005 (inception) through September 30, 2005 of $(13,142) consisted of interest income on the Trust Fund investment of $98,286 and interest on cash and cash equivalents of $2,385, offset by general and administrative expenses of $113,813, which includes $19,000 related to Delaware Franchise tax and $22,500 related to an administrative services agreement with an affiliate of a stockholder, insurance expense of $17,708 and other expenses of $54,605.

Net income for the period from February 3, 2005 (inception) through December 31, 2005 of $15,161 consisted of interest income on the trust account investment of $227,252 and interest on cash and cash equivalents of $8,853, offset by general and administrative expenses of $211,544, which includes $26,151 related to Delaware Franchise tax and $45,000 related to an administrative services agreement with an affiliate of our chairman and chief executive officer, professional fees of $55,915, $38,958 related to directors and officers insurance, other expenses of $45,520 and income tax expense of $9,400.

Net income for the period from February 3, 2005 (inception) through September 30, 2006 of $112,759 consisted of interest income on the Trust Fund investment of $737,283 and interest on cash and cash equivalents of $27,018, offset by general and administrative expenses of $590,142, which includes $48,151 related to Delaware Franchise tax, $112,500 related to an administrative services agreement with an affiliate of a stockholder, $199,588 of professional fees, insurance expense $103,523 and other expenses of $126,380, and $61,400 for income taxes.

We consummated our initial public offering of 250,000 Series A units and 1,250,000 Series B units on July 20, 2005. On July 29, 2005, we consummated the closing of an additional 16,000 Series A Units and 187,500 Series B Units that were subject to the over-allotment option. On August 26, 2005, we consummated the closing of an additional 8,000 Series A Units that were subject to the over-allotment option. Proceeds from our initial public offering were $15,603,823, net of underwriting and other expenses of $1,761,927, of which $14,518,750 was deposited into the trust account. As of September 30, 2006, there was $15,263,297 held in the trust. The remaining proceeds of our IPO are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

We have used the net proceeds of our initial public offering not held in trust to identify and evaluate prospective acquisition candidates, select our target business, and structure, negotiate and consummate our business combination. At September 30, 2006, we had working capital deficit of $92,311, excluding $15,263,297 of cash held in our trust fund, and deferred acquisition costs of $634,709. Stuart B. Rekant, our chairman of the board and chief executive officer and Robert B. Becker, our chief financial officer, treasurer and secretary, have agreed that if we are unable to complete the business combination with Firestone and are forced to liquidate, they will be personally liable to pay debts and obligations to vendors or other entities that are owed money by us for services rendered or products sold to us, or to any target business, to the extent they have claims against the funds in our trust account.

We are obligated to pay to Hidden Treasures, Inc., an affiliate of Stuart B. Rekant, our chairman of the board and chief executive officer, and Paul Kramer, a member of our board of directors, a monthly fee of $7,500 for general and administrative services. Through September 30, 2006, an aggregate of $112,500 has been incurred for such services. In addition, during 2005, Hidden Treasures advanced an aggregate of $81,250 to us, on a non-interest bearing basis, for payment of offering expenses on our behalf. This loan was repaid in July 2005 out of proceeds of our initial public offering.

As indicated in our accompanying financial statements, such financial statements have been prepared assuming that we will continue as a going concern. As discussed elsewhere in this proxy statement/prospectus, we are required to consummate a business combination by January 20, 2007. The possibility that our merger with Firestone will not be consummated raises substantial doubt about our ability to continue as a going concern, and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Juniper reimburses its officers and director for any reasonable out-of-pocket expenses incurred by them in connection with certain activities on Juniper’s behalf such as identifying and investigating possible target businesses and business combinations. From Juniper’s inception in February 2005, through September 30, 2006, Juniper reimbursed its officers and directors in the aggregate amount of $59,947 for expenses incurred by them on its behalf, including travel, meals and entertainment, telephone, dues and subscription and office expenses, furniture and equipment.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements during the period from February 3, 2005 (inception) through September 30, 2006, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to Juniper.

BUSINESS OF FIRESTONE

Summary of Firestone’s Current Business

Firestone is a privately owned diversified media and communications company. It owns and operates ¡Sorpresa! – the nation’s first children’s cable television network broadcast exclusively in Spanish. It also provides satellite uplink services for television network distribution, and production facilities and services for video program production. Firestone’s business has three principal revenue streams, each of which is discussed separately below:

•	The ¡Sorpresa! television programming network and digital community

•	A Network Operations Center

•	Production services operations

¡Sorpresa! is a twenty-four hour television programming service that is presently distributed to more than 600,000 subscribers over cable television systems through Firestone’s affiliation agreements with the nation’s largest multiple cable system operators (‘‘MSOs’’), including Time Warner, Cox Communications, Comcast, NCTC, Cablevision and Charter Communications. Firestone also provides 8 hours of ¡Sorpresa! programming weekly to Azteca America, the nation’s third largest Spanish language television network, which reaches more than 9.5 million Hispanic television households nationwide. ¡Sorpresa! content and digital community is available on Firestone’s website, sorpresatv.com, and through third party internet, mobile, interactive and other digital and broadband platforms, including Google Video, MSN, AOL, Akimbo and MobiTV.

Firestone’s facilities include soundstages, video and audio recording equipment, state of the art video and audio edit suites and uplink capabilities, which enable the real time transmission of content to cable system receivers, direct broadcast satellite (‘‘DBS’’) systems and over the air broadcasters that provide such programming to viewers nationwide. Firestone uses its facilities for the production and distribution of ¡Sorpresa! and also offers its facilities to third parties.

History of Firestone

BroadcastLinks, Inc., controlled by Firestone’s current stockholders, was founded in 1999 as an aggregator and distributor of locally produced foreign language television programming. BroadcastLinks evaluated various opportunities in the U.S. foreign language programming market and concluded that it would pursue the development of a Spanish language children’s programming service. BroadcastLinks then developed and began implementing a business plan for ¡Sorpresa!.

In March 2002, BL learned that general interest Hispanic programmer Hispanic Television Network, Inc. (‘‘HTVN’’) was seeking restructuring alternatives. As part of a ‘‘prepackaged’’ plan of reorganization for HTVN under Chapter 11 of the Bankruptcy Act pursuant to which BroadcastLinks provided debtor-in-possession financing, on June 30, 2003, BroadcastLinks, then controlled by a majority of Firestone’s current stockholders, merged into HTVN. Following the merger, the surviving entity continued operations under the Firestone name. The merger resulted in the surviving entity’s acquisition of HTVN’s affiliation agreements with a number of MSOs, including Time Warner Cable, NCTC, Canales N, AT & T (predecessor to Comcast) and Cox Communications, along with HTVN’s production and uplink equipment, enabling Firestone to capitalize on HTVN’s pre-existing operations.

¡Sorpresa! – The Television Network and Digital Community

¡Sorpresa! is the nation’s first children’s cable television network broadcast exclusively in Spanish, offering culturally relevant Spanish language programming for children aged 2 to 17. ¡Sorpresa!’s ‘‘digital community’’ reflects the aggregate of Firestone’s activities to expand the network’s reach beyond traditional cable, broadcast and DBS television to an audience that can access ¡Sorpresa! content through internet, interactive, mobile and other broadband and digital platforms.

Television Distribution

Firestone derives most of its ¡Sorpresa! revenue from distribution of the television network over cable and broadcast television platforms. ¡Sorpresa!’s educational, sports and news programming is delivered on a stand-alone, twenty-four hour, seven day a week program network to more than 600,000 ¡Sorpresa! subscribers over 350 local cable television systems in 22 out of the 25 largest U.S. Hispanic markets. ¡Sorpresa! programming is also distributed to third party broadcasters and cable channels, including two four hour weekend programming blocks that are provided to Azteca America weekly.

Cable Television

Delivery to viewers as a television programming channel over digital cable systems is ¡Sorpresa!’s primary mode of distribution. Central to ¡Sorpresa!’s distribution as a cable service are Firestone’s MSO agreements with the six largest MSOs in the United States:

•	Time Warner Cable

•	Cox Communications

•	Comcast

•	The National Cable Television Cooperative (‘‘NCTC’’)

•	Cablevision

•	Charter Communications.

Each MSO is the owner of multiple local cable television systems. Typically, each local cable system serves one or a portion of a single city, town or village. A number of commonly owned cable systems in a contiguous region may share common administrative functions, such as advertising sales, network relations, and programming. Each MSO agreement grants Firestone the right to seek carriage for ¡Sorpresa! on that MSO’s local cable systems, subject to the agreement of each local system.

Under the MSO agreements, Firestone retains the right to sell all in-program advertising, while the cable system is granted the right to sell and preempt a pre-determined amount of advertising inventory per hour. The cable system retains the right to charge and collect fees from viewers who subscribe to the ¡Sorpresa! service and, after an introductory free period, pays Firestone a monthly subscriber fee. Thus, once established, an agreement with an MSO provides Firestone with a dual revenue stream.

In addition to carriage on cable systems, Firestone has secured carriage similar to that provided by cable through Verizon FiOS, the first telephone fiber optic service in the country, which is presently available in parts of New York, New Jersey and Texas and ultimately may be available nationwide.

Syndication

¡Sorpresa! television programming is also distributed to third party broadcasters and cable channels. Firestone provides eight hours of ¡Sorpresa! programming weekly to Azteca America, which, through free cable, DBS and over the air terrestrial broadcasting, reaches more than 9.5 million Hispanic television households, representing 82% of the U.S. Hispanic television market. Under The Azteca America – ¡Sorpresa! agreement, Firestone retains 2 minutes of advertising inventory each hour and Azteca America and its affiliates retain the balance of inventory. The Azteca America agreement expires in July 2007 with an option for Azteca America to extend the agreement for a three year renewal term.

DBS

Although Firestone has had periodic discussions with the two primary DBS satellite services – DirecTV and EchoStar – it currently has no agreement with either. If Firestone is successful in securing DBS carriage on EchoStar, DirecTV or both services, it would significantly increase distribution for the ¡Sorpresa! television network. An alternative to cable television, DBS satellite services provide television programming to approximately 18% of all television households and 17.6% of Hispanic television households. A DBS carriage agreement typically would obligate Firestone to program ¡Sorpresa! as a premium tier channel, for which the carrier would charge subscription fees – either as a stand-alone channel, or in a package with other channels appealing to a common interest (e.g. as part of a Spanish-language or children’s television package). Customarily, the DBS carrier would pay Firestone a per subscriber fee and reserve most of the advertising inventory for Firestone. Thus, as with cable television, Firestone would enjoy dual revenue streams from subscription fees and in-program advertising.

Digital Community

The emergence of technologies that facilitate the production, storage and distribution of audio-visual media in digital configurations, coupled with increasing user acceptance of alternative digital distribution, suggest that digital platforms will play an increasingly important role in the distribution of audio-visual content, while the dominance of traditional cable and broadcast television outlets will decrease.

¡Sorpresa!’s digital community extends the network’s reach to internet, interactive, mobile and other digital and broadband distribution platforms. ¡Sorpresa! content is currently available on Firestone’s sorpresatv.com website, where the network’s viewers can interact with the network and each other, and on third party digital platforms, through Firestone’s distribution agreements with website, mobile and other digital service providers, including Google Video, AOL, MSN, Akimbo and MobiTV (which provides content to Sprint and Cingular wireless customers).

¡Sorpresa! currently produces versions of its program content that are technologically and creatively suited for distribution over internet, mobile and other digital platforms, and offers ¡Sorpresa! content over a number of them. Firestone has established the Sorpresatv.com website, where users can download and view selected ¡Sorpresa! short form programs, access related content, participate in interactive discussion about ¡Sorpresa! programming and related topics of interest, communicate with other ¡Sorpresa! users and viewers, and receive information about the network and its partners in text and video format.

Firestone also provides ¡Sorpresa! content to third party internet, mobile, video-on-demand (VOD) and short message service (SMS) services, expanding its potential audience by millions, and increasing the awareness of the ¡Sorpresa! brand. Such service providers with which Firestone has agreements include:

•	Google Video

•	AOL Video

•	MSN.com

•	Akimbo

•	MobiTV (cellular video provider to Sprint and Cingular)

•	Comcast Video On Demand

These digital platform agreements are revenue-generating from both pay-per-view and advertising revenue share supported models. Firestone is responsible for identifying the content for the various mediums and encoding the media into the proper formats. Utilizing Firestone’s post-production facilities, content is digitized and otherwise encoded from source tapes, edited and subsequently trans-coded for delivery to the various platforms.

While Firestone does not currently generate significant revenue from its exploitation of ¡Sorpresa! digital content, it believes that the expansion of features on its Sopresatv.com website, increased awareness of the ¡Sorpresa! brand and the rapid growth of third party digital services will result in opportunities to realize significant advertising, subscription and pay-per-view revenues from ¡Sorpresa! digital content in the near future. Firestone also believes that its current participation in digital distribution activities at the early stages of consumer acceptance will leave ¡Sorpresa! well-positioned to exploit digital distribution opportunities as digital industries mature.

Program Acquisition & Production

Firestone acquires program content for ¡Sorpresa! under license from third parties. The network’s licensors are typically foreign broadcasters and producers, in Spanish speaking territories outside the

United States. Firestone acquires licensed programming in exchange for license fees and, in most cases secures rights for unlimited runs on the network and for online, mobile and other digital media throughout the United States and its territories for multiple year terms.

Firestone intends to commence production of original programming for ¡Sorpresa! in the near future. Because Firestone owns and controls significant production facilities, it believes that it can produce original programming on favorable economic terms and retain the benefit of rights ownership of such programming.

Advertising

Firestone’s management believes it is well positioned to realize revenue growth from the sale of in-program advertising on ¡Sorpresa!. Firestone expects that ¡Sorpresa! will become increasingly attractive to many national advertisers, particularly when it surpasses the 1,000,000 subscriber threshold, a number that. ¡Sorpresa! is targeting to achieve in the first quarter of 2007, building on its current base of more than 600,000 subscribers. According to Kagan Research, the Hispanic television advertising market is poised for significant growth, and is expected to increase by 33% between 2004 and 2009, compared with an 11% rate of increase for all of U.S. broadcast television. According to Kagan, during this period, the Hispanic advertising market will close the gap between its share of all television households and its share of all dollars spent on television advertising. In 2004, only 3% of all television advertising dollars were spent on Hispanic television’s 11% of all television households. Kagan forecasts that this disparity will narrow by 50% by 2009. This trend is evidenced by the nation’s 10 largest advertisers, who collectively increased spending on Hispanic television advertising by 15% in 2003 and an additional 12% in 2004. In this environment, Firestone expects that ¡Sorpresa! will benefit from increased spending as a result of its defined position as the nation’s first Hispanic children’s network within the broader high growth Hispanic advertising sector. Moreover, the expansion of the ¡Sorpresa! digital community will offer additional opportunities for advertising growth, as the market for advertising on internet, mobile, VOD, SMS and other digital and broadband platforms matures.

Network Operations Center: Uplink and Related Services for Network Distribution

Firestone’s Network Operations Center offers its customers a state-of-the-art, fully-automated, digital facility with full-service satellite uplink and master control capabilities. The Network Operations Center also offers automated traffic systems, C-Band digital uplink, multiple downlink antennas, live program switching, digital video servers, a live production control room and studios for live or taped programs. At capacity, Firestone can uplink and manage a maximum of eight television networks on a twenty four hour a day, seven day a week basis. Firestone generates revenue by reselling satellite time and providing the technical management of a television network’s program delivery.

Uplink Services.    Firestone leases a transponder with a capacity of 36 Mhz on one of Intelsat America’s satellites, which Firestone distributes evenly across eight channels. In addition to receiving transmissions over satellite, Firestone’s facility is equipped with multiple nodes to send and receive content over fiberoptic cable.

Related Services.    In connection with its uplink service offerings, Firestone also provides engineering and other technical services to broadcast and cable television clients. These services include originating a television network feed and delivering it to broadcasters and cable affiliates across the country. Master control operators originate, maintain and monitor the broadcast signals around the clock using state-of-the-art equipment.

Firestone has secured two multi-year and one short-term contracts for use of the Network Operations Center, with the longest commitment expiring in 2013. Firestone currently manages four networks, one of which is ¡Sorpresa!.

Production Services Operations

Firestone operates a state of the art production facility capable of a wide range of video production services. It produces high-end broadcast and non-broadcast programming on video or film, in both English and Spanish. The production staff is fluent in English and Spanish.

Firestone generates revenue by providing services, including:

•	live and taped studio production

•	creative services, including branding and on-air promotions

•	editing suites (Final Cut and Avid)

•	two sound stages

•	two graphic suites

•	studio rental

•	a fully digital production control room

•	a tape operations center, and

•	an audio suite for producing programming.

Firestone provides production services to both cable and broadcast companies and other corporate customers. Production capability includes:

•	commercial advertising

•	original programming

•	infomercials

•	corporate branding, sales and training videos, and

•	promotional content

At full utilization, Firestone estimates that the Network Origination Center and its production services operations together represent at least $10 million in annual revenue capacity

Property

Firestone operates its 25,000 square foot state-of-the-art, fully digital Network Operations Center in a building located at 6125 Airport Fwy., Fort Worth, Texas 76117 under a lease from an entity affiliated with Raymond K. Mason, its Chairman of the Board. An additional 18,000 square feet in the building are available for sublease by Firestone. As modified to be effective on the closing of the merger, the lease will provide for a five-year term through the fifth anniversary of the closing at an annual rent of $210,310, and a five-year renewal term, at Firestone’s option, at an annual rent equal to that during the first five-year period increased by the same percentage as the consumer price index increases during the first five-year period. The modified lease will also grant Firestone a right of first negotiation if the owner desires to sell the property. Firestone’s property and equipment associated with its Network Origination Center and production services operations have been appraised by Holt Media Group to have a replacement cost of $10 million.

Employees

Firestone has 18 full-time employees in the following capacities: General and Administration: 4, Engineering/Network Operations: 13, Creative Services: 1.

No Firestone employees are represented by a collective bargaining agreement and Firestone has never experienced a strike or similar work stoppage. Firestone considers its relations with its employees to be good.

Intellectual Property Rights

Firestone relies on a combination of confidentiality procedures, contractual provisions and other similar measures to protect its proprietary information and intellectual property rights.

Firestone owns a United States trademark registration for the ¡Sorpresa! ‘‘!O!’’ logo in International Classes 38 and 41. It has also received Notices of Allowance from the U.S. Patent and Trademark Office with regard to the ¡Sorpresa! logo and the standard character mark SORPRESA in International Class 38.

As part of its efforts to protect its proprietary information, Firestone enters into license agreements with its customers and nondisclosure agreements with certain of its employees, consultants and business partners. These agreements generally contain restrictions on disclosure, use and transfer of its proprietary information.

Potential Liability and Insurance

Firestone maintains various types of insurance to cover its operations and potential liabilities in amounts it believes are adequate, including newsmedia liability, general liability, property liability, worker’s compensation and employment practices liability. It also attempts to manage its risk of liability through contractual indemnification provisions with its licensors, licensees and other business partners and through insurance maintained by it.

Firestone’s operating results could be materially adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is beyond the scope of an indemnity provision or beyond the scope or level of insurance coverage maintained by Firestone or where the indemnifying party does not fulfill its indemnification obligations to Firestone.

Competition

Firestone faces competition in all of its operating areas. In 2006, some of Firestone’s strongest competitors in production and network origination divisions include Andrita Studios, Crawford Atlanta, Globecast, Comcast Media Center and OlympuSat. Firestone’s ¡Sorpresa! network competes for viewers and revenues with other Spanish and English-language cable networks. Some English-language networks produce Spanish-language children’s programming and simulcasting certain programming in English and Spanish.

The level of competition has grown quickly in recent years and is expected to further increase in the future. Firestone’s competitive advantage will depend on:

•	The continued distribution growth of ¡Sorpresa! with cable and DBS operators.

•	The network’s ability to attract advertisers.

•	The ability to produce original programming to attract a broader audience.

•	The ability to offer advanced technological services (e.g., HDTV) to its NOC customers.

•	The ability to attract customers to utilize its facilities for production services.

Many of Firestone’s competitors and potential competitors have more market share, are more established and have significantly greater resources than Firestone. There can be no assurance that Firestone’s current or prospective competitors will not offer or develop technology, facilities, products or services that are superior to, or that achieve greater market acceptance than, Firestone’s technology, facilities, products and services.

Executive Compensation

The following tables set forth historical information relating to compensation from Firestone to its chief executive officer and other highly compensated executives. The compensation set forth below does not necessarily reflect the compensation to be paid by Firestone to the named executive officers in the future.

Summary Compensation Table

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Salary(1)	Bonus	Other	Restricted Stock Awards	Options Granted	LTIP Payouts	All Other	Total
Leonard L.Firestone, Chief Executive Officer	2005	$171,917						$1,469(4)	$173,386
	2004	$129,583	$15,000						$144,583
	2003	$76,667(2)	$2,273			$3,900(3)			$82,840
Michael G. Fletcher, President	2005	$181,167				$500(3)		$1,520(4)	$183,187
	2004	$175,000	$15,000						$190,000
	2003	$146,191	$1,725			$2,000(3)			$149,916
Christopher K. Firestone, EVP of Operations	2005	$124,500						$1,150(4)	$125,650
	2004	$78,333	$7,500						$85,833
	2003	$46,667(2)	$1,083			$3,900(3)			$51,650

(1)	Firestone executive officers’ annual salaries were based on 24 semi-monthly pay periods per year.

(2)	Leonard L. Firestone’s employment with Firestone commenced on May 1, 2003. Accordingly, the 2003 compensation included in the table represents 8 months of employment. Christopher K. Firestone’s employment with Firestone commenced on May 1, 2003. Accordingly, the 2003 compensation included in the table represents 8 months of employment.

(3)	These amounts represent nonqualified stock option awards granted to executives pursuant to the terms of the 2003 Stock Option Plan (the ‘‘Option Plan’’) for common stock by Firestone’s Compensation Committee and ratified by its board of directors on December 8, 2003. Option awards were fully vested and exercisable as of the date of the award for a term of 10 years from issuance. The option exercise price was $0.01 per share. Leonard L. Firestone was awarded options for 390,000 shares on December 23, 2003. Christopher K. Firestone was awarded options for 390,000 shares on December 23, 2003. Michael G. Fletcher was awarded options for 200,000 shares on December 23, 2003 and 50,000 shares on January 3, 2005. The fair value of options granted during 2005 was estimated using the following weighted average assumptions for the year ended December 31, 2005:

Volatility	50.0%
Weighted-average expected lives	5 years
Expected dividend yield	—
Weighted-average risk free rates	3.5%

Firestone’s management has determined the value of the options do not exceed $0.01 per option using various valuation methods including book value, net asset valuation, discounted cash flows, and an evaluation of comparable companies.

(4)	Amounts represent contributions to the Firestone 401(k) plan. This plan provides employees with an opportunity to save for retirement. Plan participants may contribute up to 96% of their compensation or the maximum amount allowed by the Internal Revenue Service and Firestone contributes a matching contribution of 25% of the first 4% of participants’ contributions. Participant contributions to the plan are fully vested upon contribution.

Generally, participants acquire a vested right in Firestone contributions as follows:

Years of Service	Vesting Percentage
0-2	0%
2-3	25%
3-4	50%
4-5	75%
5 or more	100%

With respect to Firestone contributions made to the Firestone 401(k) plan in 2005, all of the named executive officers are fully vested. Directors who are not employees of Firestone are ineligible to participate in the plan. Under the terms of the plan, employees are eligible to participate after six months of service. The plan was implemented on March 1, 2005. Amounts for 2005 represent 10 months of contributions.

Option and SAR Grants

The following table sets forth certain information concerning stock options granted to Firestone’s named executive officers by the compensation committee of its board of directors during fiscal years 2005, 2004, and 2003.

	Number of securities underlying SARs granted	Percent of Total Options Granted In Fiscal Year	Exercise price ($/sh)(1)	Expiration Date
Leonard L. Firestone	390,000	0%	$0.01	12/23/2013
Michael G. Fletcher	250,000	20%	$0.01	12/23/2013
Christopher K. Firestone	390,000	0%	$0.01	12/23/2013

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

No Firestone named executive officer exercised options to purchase Firestone common stock during the fiscal years ended 2005 and 2004.

		Shares Acquired on Exercise	Value Realized $	# of Securities Underlying Unexercised Options/SARS at FY-End	Value of Unexercised Options/SARS at FY-End(1)
Leonard L. Firestone	Exercisable	N/A	N/A	390,000	$3,900.00
	Unexercisable	N/A	N/A
Michael G. Fletcher	Exercisable	N/A	N/A	250,000	$2,500.00
	Unexercisable	N/A	N/A
Christopher K. Firestone	Exercisable	N/A	N/A	390,000	$3,900.00
	Unexercisable	N/A	N/A

(1)	The fair value of options granted during 2005 was estimated using the following weighted average assumptions for the year ended December 31, 2005:

Volatility	50.0%
Weighted-average expected lives	5 years
Expected dividend yield	—
Weighted-average risk free rates	3.5%

In the determination of Firestone’s management, for the prior fiscal years during which the options have been outstanding, the value of the options did not exceed $0.01 per option using various valuation methods including book value, net asset valuation, discounted cash flows, and comparable transactions.

Compensation of Directors

Firestone’s directors are not currently entitled to compensation or reimbursement with regard to their services as members of its Board of Directors.

Beneficial Ownership of Firestone Securities

The following table sets forth information regarding the beneficial ownership of Firestone’s stockholders by class and stockholdings as of November 30, 2006 by:

•	Firestone’s current officers and directors who are Firestone stockholders.

•	each person known by us to be the beneficial owner of more than 5% of Firestone’s outstanding stock on December 26, 2006.

Stockholder Name	Shares of Common Stock	Shares of Series A Preferred Stock	Shares of Series B Preferred Stock	Total Shares Owned	Percentage of Ownership
Peter Lund	28,594	0	25,000	53,594	0.56%
Kimball C. Firestone	509,233	0	50,000	559,233	5.82%
Leonard Firestone	406,379	0	75,000	481,379	5.01%
Christopher Firestone	395,018	0	0	395,018	4.11%
Bert A. Getz, Jr.(1)	94,146	0	50,000	144,146	1.50%
12K, LLC	1,445,000	0	437,500	1,882,500	19.60%
Globe Corporation	355,891	0	100,000	455,891	4.75%
Connemara Capital Company, LLC	40,833	0	0	40,833	0.43%
VKM II, LLC	256,730	0	0	256,730	2.67%
Varina Knight Mason Testamentary Trust, II(2)	352,885	2,702,798	0	3,055,683	29.14%
Raymond K. Mason, Sr.(3)	1,838,718	2,702,798	437,500	4,979,016	51.84%

(1)	Includes 94,146 shares of common stock owned of record by Mr. Getz. Does not include 355,891 shares of common stock owned of record by Globe Corporation, of which Mr. Getz is Chief Executive Officer, and is owned by a series of family trusts several of which Mr. Getz is a beneficiary.

(2)	Includes 256,730 shares held by VKM II, LLC, which is owned by the Varina Knight Mason Testamentary Trust, II, of which Raymond K. Mason, Sr. is the sole trustee.

(3)	Includes shares shown in table owned of record and beneficially by (a) 12K, LLC, of which Mr. Mason is the sole manager and controlling member, (b) VKM II, LLC, and (c) the Varina Knight Mason Testamentary Trust, II, of which Mr. Mason is the sole Trustee, and (d) Connemara Capital Company, LLC, of which Mr. Mason owns a controlling interest.

Legal Proceedings

Firestone is not involved in any litigation that would have a material effect on the business.

FIRESTONE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section has been derived from Firestone’s financial statements and should be read together with Firestone’s audited financial statements and related notes included elsewhere in this proxy statement/prospectus. This proxy statement/prospectus contains forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking terms such as ‘‘believes,’’ ‘‘expects,’’ ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘could,’’ ‘‘seek,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘estimates,’’ ‘‘anticipates’’ or other comparable terms. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. We urge you to consider the risks and uncertainties discussed under ‘‘Risk Factors’’ in evaluating these forward-looking statements. We have no plans to update the forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made.

Business Overview

Firestone is a privately owned diversified media and communications company. It owns and operates ¡Sorpresa! − the nation’s first children’s cable television network broadcast exclusively in Spanish. It also provides satellite uplink services for network distribution and production facilities and services for program production. Its business has three revenue streams: (i) the ¡Sorpresa! network; (ii) a Network Operations Center; and (iii) a production services operation, each of which is discussed separately below. Firestone is the surviving entity resulting from a bankruptcy − court approved merger between Hispanic Television Network, Inc. and BroadcastLinks, Inc. that took place in 2003. As of September 30, 2006, Firestone stockholders have invested a total of $14.4 million in the merged company, including $5.9 million of capital invested in BroadcastLinks prior to the merger.

Firestone’s auditors have observed that Firestone’s history of net operating losses raise doubt about Firestone’s ability to operate as a going concern. However, Firestone and its auditors believe that the going concern risk will be substantially alleviated if the merger transaction is completed. First, the merger will provide adequate capital to fund Firestone’s operating budget. Second, Firestone’s increased capitalization will enable it to become more effective in marketing its production services offerings, and focus on increasing the distribution of its ¡Sorpresa! Network. If Firestone is successful in realizing these opportunities, it will likely enjoy increased revenues, thus reducing the ‘‘going concern’’ risk. However, if the merger is not consummated, or if Firestone is unsuccessful in increasing production services activity or increasing distribution of ¡Sorpresa!, despite the additional capital provided for in the merger transaction, it may not be able to function as a going concern.

Some of the trends facing Firestone’s network business include (i) the growth of the Hispanic television audience; (ii) available capacity of cable and satellite systems and their desire to carry more channels; (iii) increased spending on advertising targeted at the Hispanic market; (iv) migration of the television audience to the internet and other digital platforms; and (v) increasing use of the internet by Hispanic households. The growth of the Hispanic television audience and increased channel capacity offers Firestone the opportunity to secure distribution of ¡Sorpresa! on more cable and satellite systems, and attract more viewers in each market where the service is available. This represents an opportunity for Firestone to increase the number of ¡Sorpresa! subscribers and to increase viewership among those households where the service is available. If Firestone is successful in capitalizing on these opportunities, adding additional cable and satellite systems is likely to increase the Firestone’s revenues with controllable cost increases. Increased distribution is likely to enhance the value of advertising inventory available for Firestone to sell. Coupled with industry-wide increases in Hispanic advertising spending, increased distribution is likely to enable Firestone to generate significantly increased advertising revenues. While exploiting in program advertising opportunities will require Firestone to incur additional expenses associated with engaging an advertising sales organization and/or internal staff, these expenses are controllable, and can be contained so that they are incremental relative to the potential for increased revenue. The migration of the television audience to the internet presents a potential risk to the growth of the television audience for

¡Sorpresa!. However, as Firestone’s business plan calls for the further development of its internet and other digital platforms for the distribution of ¡Sorpresa!, Firestone should be well situated to serve ¡Sorpresa! viewers regardless of where they are viewing the programming, thus enabling Firestone to generate advertising revenue from both television and internet distribution.

The primary challenges that Firestone faces arise from the undercapitalization that has hampered its ability to fully exploit its production and network assets, expend marketing funds, and to engage personnel sufficient to operate the business at optimum capacity. Completing the merger will provide Firestone with the working capital necessary to more effectively market its production services and uplink offerings, expand the distribution of its network, and increase the value of the ¡Sorpresa! brand. Improving production services marketing so that the company’s offerings are well known in the local and national production community is likely to increase the company’s production services revenues, and replace some or all of the lost activity occasioned by the business failure of a key client in 2005. Expanding the distribution of the network should increase Firestone’s revenues significantly, while requiring costs increases that are controllable by Firestone. Because Firestone’s costs of acquiring and producing programming are generally fixed, and there is a potential to substantially increase distribution, the company plans to emphasize growth of the ¡Sorpresa! network operations, while maximizing the revenue potential of the production services operations to address the economic challenges that it has experienced in the past.

Sources of Revenue

Television Network:    Firestone operates ¡Sorpresa!, a Spanish language children’s television network and digital community. The television network is distributed over cable systems in the continental United States and Puerto Rico. ¡Sorpresa! digital content is distributed over internet, interactive, mobile and other broadband and digital platforms. Firestone derives revenue from ¡Sorpresa! from two sources: cable television subscribers fees and advertising.

Firestone earns subscription revenue from multi-system operators (MSOs) that carry ¡Sorpresa! programming, under the agreements between the MSOs and Firestone. While an MSO agreement governs the terms and conditions between Firestone and the MSO’s cable systems, each local cable system that is part of an MSO independently makes the decision to distribute ¡Sorpresa!. The individual cable systems also determine how ¡Sorpresa! is packaged with other cable programming, in turn determining the number of subscribers to which it is made available. ¡Sorpresa! is either bundled with other program channels in tier services, which are available to tier subscribers who pay additional fees for tier programming, or may be offered as one of a cable system’s basic program channels, which are included to all system subscribers who pay for basic cable service. In U.S. markets, ¡Sorpresa! is typically offered in Hispanic tier packages. In Puerto Rican markets, ¡Sorpresa! is typically offered as part of basic cable service. The MSO agreements provide for monthly subscriber fees with annual rate increases. Usually, an agreement provides for an introductory free carriage period in which no subscriber fees are paid to Firestone for the free period following the system’s launch of ¡Sorpresa!. MSOs calculate the number of subscribers for which fees are paid each month by averaging the subscriber count at the beginning and ending of each month. Firestone estimates and recognizes the revenue earned each month based on previous month’s performance. Firestone’s estimates are adjusted to reflect actual revenue after actual subscriber reports are received from the MSOs.

Firestone earns advertising revenue from the sale of in-program advertising inventory on ¡Sorpresa!. Historically, ¡Sorpresa! advertising revenue has been generated primarily from direct response spots, per inquiry advertising and infomercials. Firestone believes the continued growth of advertising revenue will result from increased distribution of the network. The rates that Firestone can charge for advertising inventory depend on a number of factors, including audience size, advertiser and agency budgets and the relative strength or weakness of rates in the general advertising market. The children’s advertising industry is subject to seasonal variations with a substantial portion of overall advertising placed in the third and fourth quarters. Revenue is recognized in the month that advertising is aired.

For the nine months ended September 30, 2006, television network revenue accounted for 27% of Firestone’s total revenue.

Network Operations:    Firestone earns fee income from third party customers to whom Firestone provides uplink facilities and related services for the distribution of network television programming to cable systems, DBS services and broadcasters throughout the United States. These arrangements are subject to long term agreements that range in term from one to ten years, and require customers’ payment of monthly fees in advance of service. Other services are offered to short-term customers, such as occasional use of satellite bandwidth, uplink or downlink services. Revenue is recognized in the month the service is provided. For the nine months ended September 30, 2006, network operations’ revenue accounted for 70% of Firestone’s total revenue.

Production Services:    Firestone earns production service revenue from third party television and advertising customers to which Firestone provides video and audio, production, post-production, remote production and studio rental services. Production service engagements are typically for a duration of a few days to three months or more in length. Production service fees typically range from $1,000 to $100,000 per project. Revenue is recognized in the month the production is completed. For the nine months ended September 30, 2006, production services’ revenue accounted for 3% of Firestone’s total revenue. High production revenue for 2005 was the result of production services provided primarily for one client. These services ended in the third quarter of 2005. Q Network, a startup cable channel that was a significant production services client of Firestone, ceased operations and did not renew its contract in 2005. Firestone will address the lost revenues associated with the loss of this client in a number of ways. First, Firestone will be relying on studio facilities and equipment that was purchased largely to service Q Network. Accordingly, the costs associated with Firestone’s use of these facilities to serve clients will be lower in the future than they were in 2005 and 2006. Second, its business plan is focused on increased marketing and outreach to the local and national production communities. These factors will present an opportunity for Firestone to realize increased production services business overall, as well as the development of a more diverse client base. Third, Firestone will be more sensitive to the credit histories of large clients in the future when considering long term production services contracts. Thus, Firestone anticipates that its production services revenue will increase as marketing activities are implemented, and that the diversity of clientele and credit sensitivity will mean that either the loss of any single client in the future will have a less severe impact on operations than did the loss of Q Network and/or that Firestone will be less likely to experience business failure related defaults from large clients.

Cost of Revenue and Operating Expenses

Cost of Revenue:

Television Network:    Cost of television network revenue consists primarily of programming acquisition and licensing fees, tradeshow costs and compensation and related fringe benefits paid to department personnel. For the nine months ended September 30, 2006, television network cost of revenue was 6% of Firestone’s total expenses. Funds made available by Juniper following the merger will be sufficient to meet working capital requirements over the twelve months following the merger. Increases in costs of television network revenue consist primarily of subscriber acquisition costs to secure new distribution outlets, costs of programming both acquired and original production, and the addition of new staff positions as Firestone implements its business strategy.

Network Operations:    Cost of network operations’ revenue consists primarily of satellite bandwidth, software license and maintenance fees and compensation and related fringe benefits paid to department personnel. For the nine months ended September 30, 2006, network operations cost of revenue was 40% of Firestone’s total expenses. Funds made available by Juniper following the merger will be sufficient to meet working capital requirements over the twelve months following the merger, as costs of network operations revenue can be scaled relative to the potential for increased revenue.

Production Services:    Costs of production services’ revenue consist primarily of dedicated project related production costs and compensation and related fringe benefits paid to department personnel. For the nine months ended September 30, 2006, production services cost of revenue was 2% of Firestone’s total expenses. Funds made available by Juniper following the merger will be sufficient to meet working capital requirements over the twelve months following the merger. Costs of production services revenue can be scaled to specific production projects. Firestone plans to use independent contractors and producers to provide those services on a project basis in an effort to avoid build up of overhead infrastructures.

Operating Expenses:

Advertising Expenses:    Advertising expenses consist primarily of costs due to Firestone’s website, market research and on air branding, compensation and related fringe benefits, and travel costs in the sales, creative services and marketing departments. For the nine months ended September 30, 2006, advertising expenses were 2% of Firestone’s total expenses. In the twelve months following the merger, advertising costs are expected to grow significantly over current expenditures as Firestone implements its new marketing strategy. The strategy to enhance awareness of Firestone and its ¡Sorpresa! network includes increased emphasis on publicity, promotions, tradeshows, our website and the engagement of a sales organization and/or internal staff. Funds made available by Juniper following the merger will be sufficient to meet working capital requirements over the twelve months following the merger.

General and Administrative Expenses.    These consist primarily of costs related to corporate personnel, occupancy costs, general operating costs, depreciation and corporate professional fees, such as legal and accounting fees. For the nine months ended September 30, 2006, general and administrative expenses were 50% of total expenses with the largest categories consisting of corporate personnel (9%), occupancy costs (4%), general operating costs (3%), depreciation (10%) and professional fees (6%). In the twelve months following the merger, general and administrative costs are expected to grow with increases consisting primarily of the addition of new internal staff and the costs of additional professional services due to new reporting requirements of a public company. Funds made available by Juniper following the merger will be sufficient to meet working capital requirements over the twelve months following the merger.

Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date the financial statements. Such estimates and assumptions affect the reported amounts of revenues and expenses during the reported period. On an ongoing basis, Firestone evaluates its estimates and assumptions based upon historical experience and various other factors and circumstances. It believes that its estimates and assumptions are reasonable in the circumstances; however, actual results could differ from these estimates and assumptions.

Firestone management believes that the estimates and assumptions that are most important to the portrayal of Firestone’s financial condition and results of operations form the basis for the accounting policies deemed critical to Firestone. These critical accounting policies relate to revenue recognition, including the ultimate collectibility of receivables, valuation and useful lives of long-lived assets and valuation of equity transactions such as fair value assigned to common stock. Firestone’s accounting policies are more fully described in Note C of the notes to the Firestone’s audited financial statements.

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management estimates the amount of uncollectible receivables by monitoring delinquent accounts and estimating a reserve based on contractual terms and other customer specific issues.

Programming rights and obligations are carried in accordance with SFAS No. 63, Financial Reporting by Broadcasters. Program exhibition rights are acquired under licensing agreements for program materials for specific licensing periods and per program costs. Program rights are recorded as assets, at the gross amount of the related obligations, when the license period begins and the programs are available for broadcasting. Costs incurred in connection with the purchase of programs to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast subsequently are classified as non-current. Since program-licensing agreements provide for unlimited showings and the number of future showings is not determinable, the program costs are charged to operations over their estimated broadcast periods using the straight-line method. If the projected future net revenues associated with a program are less than the current carrying value of the program rights due to poor ratings, Firestone would be required to write-down the program rights assets to equal the amount of projected future net revenues. If the actual usage of the program rights is on a more accelerated basis than straight-line over the life of the contract, Firestone would be required to write-down the program rights to equal the lesser of the amount of projected future net revenues or the average cost per run multiplied by the number of remaining runs. Program obligations are classified as current or non-current in accordance with the payment terms of the license agreement. As of December 31, 2005 and 2004, all program rights and obligations were classified as current assets and liabilities given that the duration of Firestone’s contracts generally do not extend beyond one year.

Property and equipment are carried at cost and depreciated over the estimated useful lives using the straight-line method of accounting. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are expensed as incurred. Assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reflected in the operating results of the respective period.

Mandatorily redeemable preferred stock is classified in accordance with SFAS No.150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires mandatorily redeemable equity instruments to be classified as liabilities and related dividends as interest expense when declared.

Basic and diluted loss per common share are calculated in accordance with SFAS No. 128, Earnings Per Share, whereas basic income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings or loss of Firestone. For the years ended December 31, 2005 and 2004, the effects of such contracts have been excluded from the computations of diluted loss per common share as they are anti-dilutive.

Income taxes are addressed in accordance with SFAS No. 109. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amounts used for income tax purposes. As of December 31, 2005, Firestone had net operating loss carryforwards of approximately $20,600,000 for federal income tax purposes, which if unused will expire in years 2010 through 2025. Unused net operating loss carryforwards may provide future tax benefits, although there can be no assurance that these net operating losses can be recognized in the future. Accordingly, due to the fact that it is uncertain that the deferred tax assets can be realized, a valuation allowance has been established to reduce the net deferred tax assets to zero.

Revenue Recognition

Revenues are recognized in accordance with SEC Staff Accounting Bulletin (‘‘SAB’’) No. 104, Revenue Recognition, which requires that persuasive evidence of an arrangement exist, delivery of the product has occurred, customer acceptance has been obtained, the fee is fixed or determinable and collectibility is reasonably assured. If the payment due from the customer is not fixed or determinable due to extended payment terms, revenue is recognized as payments become due from the customer, assuming all other criteria for revenue recognition are met. Any payments received prior to revenue recognition are recorded as deferred revenues. Any expected losses on contracts are recognized when identified. Revenues of Firestone are generated by the following sources:

Television network subscription revenue is recognized each month when ¡Sorpresa! programming is delivered to the cable systems for distribution to their subscribers. It consists of the monthly fees earned under the MSO Agreements for each subscriber of ¡Sorpresa! programming. Since the number of subscribers is not determinable until MSO subscriber reports are received, Firestone’s management determines a reasonable revenue estimate each reporting month. Firestone receives subscriber count reports from MSO’s within 45 days following the end of the reporting month. Firestone’s estimates are then adjusted to reflect actual revenue earned. While the MSO Agreements govern the terms and conditions between Firestone and local cable systems, each local cable system independently makes the decision to distribute ¡Sorpresa!. The MSO Agreements provide for an introductory free carriage period in which no subscriber fees are paid to Firestone after a system’s launch of ¡Sorpresa!. During the introductory free carrage period, no revenue is recorded by Firestone since each local cable system has the right to launch or terminate the broadcasting of ¡Sorpresa! at any time during the MSO Agreement, thus making the revenue not fixed and determinable. As such, Firestone has chosen to delay recognition of revenue until such recognition meets the requirements of SAB 104.

Television network advertising revenue is recognized each month as the advertisement is aired. It consists of the fees earned by the sale of in-program advertising inventory on ¡Sorpresa!. The rate per in-program advertisement is set at the time of the advertising inventory purchase. Direct response and per inquiry advertising generates fees based on the number of subscriber’s inquiries received by the advertiser. These fees are not determinable when aired and are recognized as payments are received from the advertiser.

Network operations service revenue is recognized each month as the service is provided. It consists of fees earned for distribution of third party network television programming to cable systems, DBS services and broadcasters throughout the United States. These arrangements are subject to long term agreements that range in term from one to ten years, provide for escalating payments over the term of the contract and require customers’ payment of monthly fees in advance of service. Advance payments are recorded as deferred revenue until such recognition meets the requirement of SAB 104. Firestone recognizes revenue using a straight-line method over the life of the contract. On occasion, Firestone offers network services to start-up companies, whereas collectiblity cannot be reasonably assured. In such cases, Firestone records revenue only to the extent of the amount which is deemed collectible on a monthly basis. Additional services such as occasional use of satellite bandwidth, uplink or downlink services are recognized in the month the service is provided.

Production services revenue is recognized in the month that production services are completed as defined by production contract. It consists of fees earned for video and audio production, post production, remote production and studio rental services. Advance payments are recorded as deferred revenue until such recognition meets the requirement of SAB 104.

Contractual arrangements are periodically reviewed for significant revenue recognition judgments, particularly in the area of multiple deliverable elements (‘‘multiple element arrangements’’). Where multiple element arrangements exist, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under Emerging Issues Task Force Issue (‘‘EITF’’) No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. For the years ended December 31, 2005 and 2004, Firestone had no such multiple element arrangements.

Accounting for Stock-Based Compensation

Firestone accounts for employee stock option grants in accordance with Accounting Principles Board Opinion (‘‘APB’’) No. 25, Accounting for Stock Issued to Employees, and has adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the common stock and the exercise price of the option. If Firestone had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation the net loss for 2005 as reported would have increased by approximately $500.

Accounting for Intangibles and Impairment

Intangible assets with indefinite lives, such as broadcast licenses, are not amortized and are tested for impairment annually. Firestone’s earth station license has an indefinite life because Firestone expects to renew it and renewals are routinely granted with little cost, provided that the licensee has complied with the applicable rules and regulations of the Federal Communications Commission. Firestone does not foresee any compelling challenge to the license renewal. The technology used in broadcasting is not expected to be replaced by another technology in the foreseeable future. Therefore, the broadcast licenses and the related cash flows are expected to continue indefinitely and the license would not be amortized until its useful life is deemed to no longer be indefinite.

Results of Operations

Nine-months ended September 30, 2006 as compared to nine-months ended September 30, 2005

The following discussion sets forth Firestone’s results of operations for the nine months ended September 30, 2006 as compared to the same period in 2005:

Overview

For the nine months ended September 30, 2006, the net loss increased $749,364 or 59% as compared to the same period in 2005. The increased loss was due to the loss of production services revenue for one client completed in 2005 that was not repeated in 2006. For the nine months ended September 30, 2005, this one client accounted for $4,617,770 in production service revenue and $2,843,155 in cost of revenue.

Revenues

The following summarizes the components of Firestone’s revenues for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended Sept 30,		$ Change	% Change
	2006	2005
Revenue	(unaudited)
Television Network (¡Sorpresa!)	$495,669	$259,026	$236,643	91%
Network Operations Center	$1,269,421	$940,283	$329,138	35%
Production Services	$56,050	$4,686,983	$(4,630,933)	−99%
Total Revenue	$1,821,140	$5,886,292	$(4,065,152)	−69%

Overview

Firestone’s total revenue decreased 69% for the nine months ended September 30, 2006 as compared to the same period in 2005. Decreased revenue was due to the decrease of 99% in production services revenue, offset by increases of 91% in television network revenue and 35% in network operation revenue. The increase in production service revenues for 2005 was the result of production services provided primarily for one client. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $4,617,770 in production service revenue in the nine months ended September 30, 2005.

Television Network Revenue

For the nine months ended September 30, 2006, television network revenue increased $236,643 or 91% as compared to the same period in 2005. Distribution revenue increased $163,627 or 65% due to additional carriage in new local cable systems, as well as contractual rate increases of subscriber fees and contractual arrangements whereby certain subscribers that were previously covered under free carriage periods with distributors were converted to paying subscribers. Advertising revenue increased $73,016 or 1317% with the advent of Firestone’s first national advertising client.

Network Operations Revenue

For the nine months ended September 30, 2006, network operations revenue increased $329,138 or 35% as compared to the same period in 2005. This increase was due to the addition of one new client for third-party network uplink services as compared to the same period in 2005.

Production Services Revenue

For the nine months ended September 30, 2006, production services revenue decreased $4,630,933 or 99% as compared to the same period in 2005. Decreases in production services revenue for 2006 were the result of production services provided primarily for one client in 2005 that was not repeated in 2006. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $4,617,770 in production service revenue in the nine months ended September 30, 2005.

Cost of Revenue Expenses

The following summarizes the components of Firestone’s cost of revenue expenses for the nine months ended September 30, 2006 and 2005:

	Nine Months Ended Sept 30,		$ Change	% Change
	2006	2005
Cost of Revenue	(unaudited)
Television Network (¡Sorpresa!)	$224,758	$317,046	$(92,288)	-29%
Network Operations Center	$1,479,647	$1,454,700	$24,947	2%
Production Services	$78,503	$3,404,432	$(3,325,929)	−98%
Total Cost of Revenue	$1,782,908	$5,176,178	$(3,393,270)	−66%

Overview

Firestone’s cost of revenue expenses decreased 66% for the nine months ended September 30, 2006 as compared to the same period in 2005. Decreased costs were due to the decrease of 98% in production services costs. Changes in television network and network operations revenue did not have a significant impact on the overall decreases in costs. Decreases in production services costs for 2006 were the result of the corresponding decrease in production services revenue provided primarily for one client. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $2,843,155 in production service cost of revenues in the nine months ended September 30, 2005.

Television Network Cost of Revenue

For the nine months ended September 30, 2006, television network cost of revenue decreased $92,288 or 29% as compared to the same period in 2005. The decrease in costs while the corresponding revenue increased 91% was the result of reductions in programming licensing fees of 15% and programming personnel of 99% in 2006 as compared to the same period in 2005.

Network Operations Cost of Revenue

For the nine months ended September 30, 2006, network operations cost of revenue increased $24,947 or 2% as compared to the same period in 2005. Increases in cost was the result of increases in traffic software licensing fees of 29% and personnel costs of 13% as compared to the same period in 2005 while the corresponding network operations’ revenues increased 35%. Due to the consistent level of costs in this area, new revenue can be added with only an insignificant increase in costs.

Production Services Cost of Revenue

For the nine months ended September 30, 2006, production services cost of revenue decreased $3,325,929 or 98% as compared to the same period in 2005. Direct project related costs decreased as a result of the corresponding decrease in production services revenue provided primarily for one client in 2005. These services began in the fourth quarter of 2004 and ended in the third quarter of 2005. This one client accounted for $2,843,155 in production services cost of revenue in the nine months ended September 30, 2005.

Operating Expenses

Advertising Expenses

For the nine months ended September 30, 2006, advertising expenses decreased $105,905 or 55% as compared to the same period in 2005. All areas in the sales, creative services and marketing departments showed expense reductions due to a cost reduction plan implemented to achieve improvement in financial performance.

General and Administrative Expenses

For the nine months ended September 30, 2006, SG&A expenses increased $171,968 or 10% as compared to the same period in 2005. This increase was primarily due to increases in professional fees of 77%, depreciation of 6%, and reserves for uncollectible receivables and write offs of $375,081. Bad debt reserves were the result of three network operations clients’ failure to pay contractual amounts. Network operation services were terminated for two clients in February 2006 and May 2006. SG&A increases were offset by reductions in compensation expense of 27% in a deferred executive compensation agreement reached in September 2005 and reductions in travel expenses of 77%.

Year ended December 31, 2005 as compared to year ended December 31, 2004

The following discussion sets forth Firestone’s results of operations for the years ended December 31, 2005 and 2004:

Overview

The net loss for the year ended December 31, 2005 decreased $400,945 or 19% due to the significant increase in production services provided for one client. These services began in the fourth quarter of 2004 and completed in the third quarter of 2005. For the year ended December 31, 2005, this one client accounted for $4,688,493 in production service revenue and $3,460,993 in cost of revenue.

Revenues

The following summarizes the components of Firestone’s revenues for years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004	$ Change	% Change
Television Network (¡Sorpresa!)	$370,400	$418,228	$(47,828)	−11%
Network Operations Center	$1,621,241	$519,628	$1,101,613	212%
Production Services	$4,764,945	$736,105	$4,028,840	547%
Total Revenue	$6,756,586	$1,673,961	$5,082,625	304%

Overview

Firestone’s total revenue increased 304% for the year ended December 31, 2005 as compared to 2004. Increased revenue was primarily due to the production services revenue of 547% for 2005 as well as an increase of 212% in network operation revenue for the same period. Changes in television network revenue did not have a significant impact on the overall revenue increase. Increases in production revenue for 2005 were the result of production services provided primarily for one client. These services began in the fourth quarter of 2004 and were completed in the third quarter of 2005. For the year ended December 31, 2005, this one client accounted for $4,688,493 in production service revenue.

Television Network Revenue

For the year ended December 31, 2005, decreased television network revenue of 11%)is primarily due to a decrease in distribution revenue of $55,259 or 13%, offset by an increase in advertising revenue of $7,431 or 113% as compared to the prior year. The decrease in distribution revenue is attributed to the reduction of subscribers due to a local distributor’s decision to migrate ¡Sorpresa! to a newly developed Hispanic tier package from its basic service which had a broader carriage. This was offset by contractual rate increases of subscriber fees and contractual arrangements whereby certain subscribers that were previously covered under free carriage periods with distributors were converted to paying subscribers. An increase in advertising revenue was primarily due to Firestone’s first national advertising client, which began in the fourth quarter of 2005. The amounts Firestone can charge for advertisements depend on the various criteria including audience size, agency budgets, and market rates.

Network Operations Revenue

For the year ended December 31, 2005, network operations revenue increased $1,101,613 or 212% as compared to the prior year. The increase is primarily due to two new clients for third-party network uplink services as compared to the prior year, as well as contractual increases in monthly network fees.

Production Services Revenue

For the year ended December 31, 2005, production services revenue increased $4,028,840 or 547% as compared to the prior year. The increase is primarily due to production of multiple projects for one client. These services began in the fourth quarter of 2004 and were completed in the third quarter of 2005. For the year ended December 31, 2005, this one client accounted for $4,688,493 in production service revenue.

Cost of Revenue Expenses

The following summarizes the components of Firestone’s revenues for years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004	$ Change	% Change
Television Network (¡Sorpresa!)	$415,127	$312,943	$102,184	33%
Network Operations Center	$1,957,711	$996,211	$961,500	97%
Production Services	$3,512,206	$640,543	$2,871,663	448%
Total Cost of Revenue	$5,885,044	$1,949,697	$3,935,347	202%

Overview

Firestone’s total cost of revenue expenses increased 202% for the year ended December 31, 2005 as compared to the prior year. All areas showed increased costs, which are 448% in production services costs, 33% in television network costs and 97% in network operations costs.

Television Network Cost of Revenue

For the year ended December 31, 2005, television network cost of revenue increased $102,184 or 33% as compared to the prior year. The increase in costs while the corresponding revenue decreased 11% is the result of increases in licensing fees of new programming acquired to refresh television network’s broadcast offering.

Network Operations Cost of Revenue

For the year ended December 31, 2005, network operations cost of revenue increased $961,500 or 97% as compared to the prior year. The increase in costs was due primarily to costs of satellite bandwidth of 122%. The previous satellite provider’s contract ended and new contract was entered into with a different provider. Increases were also attributed to higher personnel costs of 91%. Management’s decision to increase personnel in this department was made in order to increase services provided and improve customer service.

Production Services Cost of Revenue

For the year ended December 31, 2005, production services cost of revenue increased 2,871,663 or 448% as compared to the prior year. Increases in production services costs were the result of the corresponding increase in production services revenue provided primarily for one client. These services began in the fourth quarter 2004 and ended in the third quarter of 2005. In the year ended December 31, 2005, this one client accounted for $3,460,993 in cost of revenue.

Operating Expenses

Advertising Expenses

For the year ended December 31, 2005, advertising expenses increased $77,744 or 51% as compared to the same period in the prior year. The increase was due to the addition of one sales position of 996% and cost for a public relations firm of 49% to raise public awareness.

SG&A Expenses

For the year ended December 31, 2005, SG&A expenses increased $479,690 or 30% as compared to the prior year. This increase is primarily due increase deprecation costs of 47% for newly acquired capital purchases, reserves for uncollectible receivables of $109,000 for one network operation client whose services were terminated in February 2006, and increased professional fees, such as legal and accounting fees, of 34%.

Other Income and Expense

The increase in interest expense of 122% in 2005 is primarily due to higher levels of outstanding debt in 2005. Financing was incurred in January 2005 for capital expansion as well as September 2005 for working capital needs.

Liquidity and Capital Resources

Historically, Firestone’s revenues generated by operations have not been sufficient to meet its working capital requirements. Firestone has funded its operations from proceeds from the issuance of various debt instruments and the sale of equity securities. Firestone’s investing activities reflect capital expenditures to complete office, network and production facilities. As of September 30, 2006, Firestone had cash and equivalents of $29,102 and a working capital deficit of $4,753,986. For the nine months ended September 30, 2006, incurred a net loss of $2,015,562. For the years ended December 31, 2005 and 2004, Firestone incurred net losses of $1,736,272 and $2,137,217, respectively. Firestone has generated significant net losses and negative cash flows since inception and Firestone anticipates continued net losses and negative cash flows during 2006.

Following the merger with HTVN in 2003, Firestone received $800,000 in proceeds from the issuance of a promissory note from a principal shareholder, and $308,312 in proceeds from the issuance of 154,156 shares of common stock. Also in 2003, 238,206 shares of common stock were exchanged for $70,770 in occupancy lease payments and $405,642 in other services.

During the year ended December 31, 2004, Firestone had $1,228,973 net cash used in operations and received $825,000 in proceeds from the issuance of a line of credit, and $270,000 in proceeds from the sale of 135,000 shares common stock. Also in 2004, 54,680 shares of common stock were exchanged for $109,360 occupancy lease payments. Firestone used $265,201 in cash for capital expenditures to begin build out of main studio and post production suite.

During the year ended December 31, 2005, Firestone had $618,125 net cash used in operations and received $1,800,000 in proceeds from the issuance of a secured promissory note and a convertible secured promissory note; both from a principal shareholder. Also in 2005, 72,917 shares of common stock were exchanged for $145,834 occupancy lease payments. Firestone used $779,977 in cash for capital expenditures to complete production facilities.

During the nine months ended September 30, 2006, Firestone had $1,138,964 net cash used in operations with significant increases in accounts payable and accrued expenses, received $1,560,500 in proceeds from issuance of 780,250 shares of Series B preferred stock and received $100,000 in proceeds from the issuance of an additional line of credit. Firestone used $3,500 in cash for capital expenditures for HVAC replacement.

In July 2006, Firestone’s Board of Directors approved the issuance of 800,000 shares of Series B Voting Stock and in September 2006, the Firestone board approved the issuance of an additional 400,000 shares, (the ‘‘Preferred Stock’’) at $2.00 per share in order to provide adequate working capital until the completion of the merger with Juniper. As of September 30, 2006, Firestone has received approximately $1,560,500 in cash as a result of this issuance of the Preferred Stock. Firestone has forecasted its working capital needs until the completion of the merger and has determined the remaining $450,000 available through its existing line of credit is sufficient working capital until the completion of the merger. In the event circumstances arise that are not factored into the forecast, Firestone will take further action to reduce cash outlays. Approximately $2,687,958 of Firestone’s current liabilities (long-term debt, related party and mandatorily redeemable preferred stock as well as the occupancy lease obligation) are held or guaranteed by a stockholder of Firestone, who has a vested interest in its continuation. This shareholder has agreed to convert his liabilities that exceed the merger’s $3,000,000 permitted long-term debt to equity prior to the close of the merger. After the merger, Juniper will provide $5,000,000 in working capital that will be sufficient to fund Firestone’s operating budget and implement its business strategy. Firestone’s current budget projects the use of one half of the merger proceeds over the next twelve months to include approximately $1,100,000 to acquire new distribution outlets, approximately $400,000 in marketing staff and increasing public awareness, approximately $500,000 in the engagement of a sales organization and/or internal sales staff. Firestone projects to invest approximately $15,000 during the remainder of 2006 and approximately $100,000 in 2007 for additional property and equipment to support network operations’ infrastructure required for additional growth in network operation service. With increased capitalization, Firestone will have opportunities to become more effective in marketing its production services offerings, increase production services profitability and focus on increasing the distribution of its ¡Sorpresa! Network. Firestone’s long term debt will be restructured at the consummation of the merger to provide for more favorable terms such as a lower interest rate of 5% per annum and four-year quarterly payments beginning January 2009. This debt restructure will positively impact cash requirements.

Firestone believes that its current cash balance, cash generated from its operations, cash generated from the sale of equity securities, debt restructure and cash available from the completion of the merger with Juniper are sufficient to fund its operations, anticipated capital expenditures, and debt repayment obligations for the next twelve months, in addition to financing its business strategy for the next twelve months. Firestone also believes that its cash generated from its operations, the long term debt restructure, and cash remaining from the completion of the merger with Juniper are sufficient to finance its long term liquidity needs.

Firestone’s Indebtedness:

As of September 30, 2006, Firestone’s total indebtedness consists of account payable of $943,495 which includes $740,060 in past due obligations, and long term debt totaling $3,052,446 which includes $2,782,365 in principal and $270,081 in interest. Long term debt is in arrears $907,467 as of September 30, 2006. Firestone will convert all long-term debt balances over $3,000,000 which includes all amounts in arrears to equity prior to the close of the merger to comply with the merger’s permitted long term debt conditions.

In December, 2000, Firestone’s predecessor company, BroadcastLinks, incurred an obligation for $100,000 in a convertible promissory note with D. Thomas Moody, son-in-law of Raymond Mason. Mr. Mason is the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 11.0% per annum with principal and interest payable on the maturity date of June 21, 2002. As of September 30, 2006, the principal balance due was $100,000, plus accrued interest of $119,445. Firestone has not made any payments on this obligation and is past due $219,445. The note is currently in default and accrues interest at 14.50% commencing on June 21, 2002, and is convertible to common stock in the event of default, a significant change in control, or by request of the debt holder. However, the debt holder has not yet requested conversion. The debt also contains a warrant feature, which expires on June 20, 2007, and is exercisable at the most recent purchase price used by Firestone which is considered arms length. The right to exercise such warrants and the number of warrants which can be exercised is contingent on a significant change in Firestone’s equity structure as defined in the note agreement. Firestone expects to retire this debt prior to the completion of the merger.

In August, 2003, Firestone incurred an obligation for $800,000 in a promissory note with 12K, LLC whose principal shareholder is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 6.50% per annum with monthly payments of $15,655. This note matures on July 1, 2010. As of September 30, 2006, the principal balance due was $777,295, plus accrued interest of $56,549. Firestone is currently past due on this obligation $203,515. Mr. Mason has agreed to include this obligation including all past due principal and accrued interest in the restructured long-term debt permitted in the merger. The new debt terms will bear interest at the rate of 5% per annum with quarterly payments over four years beginning January 1, 2009.

In August, 2003, Firestone issued 2,400,000 shares of Series A mandatorily redeemable preferred stock to Varina Knight Mason Testamentary Trust II whose principal is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The stock earns dividends at a rate of 5.00%, 4.00%, and 3% for each of the years ended December 31, 2005, 2004 and 2003, respectively. The mandatorily redeemable preferred stock matures in 2010, at a redemption price of $1 per share plus any accumulated dividends thereon. Dividends on the mandatorily redeemable preferred stock were paid through December 2005 via the issuance of additional shares of mandatorily redeemable preferred stock. Beginning April 2005, Firestone was required to make quarterly mandatorily redemption payments at a rate of 5.00% of the initial aggregate face value of $2,400,000 or $120,000 quarterly. As of September 30, 2006, the Company had not made any of these mandatory redemption payments. Prior to the completion of the merger, the mandatorily redeemable preferred stock will be converted to common stock.

In January, 2005, Firestone incurred an obligation for $800,000 in a secured promissory note with 12K, LLC whose principal shareholder is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 6.25% per annum with monthly payments of $35,457. This note matures on January 20, 2007. As of September 30, 2006, the principal balance due was $545,070, plus accrued interest of $35,060. Firestone is currently past due on this obligation $425,480. Mr. Mason has agreed to include this obligation including all past due principal and accrued interest in the restructured long-term debt permitted in the merger. The new debt terms will bear interest at the rate of 5% per annum with quarterly payments over four years beginning January 1, 2009.

In September, 2005, Firestone incurred an obligation for $1,000,000 in a convertible secured promissory note with 12K, LLC whose principal shareholder is Raymond Mason. Mr. Mason is also the majority shareholder of Firestone. The promissory note bears fixed interest at a rate of 7% per annum with monthly payments of interest only through December 31, 2006. Effective January 1, 2007, monthly payments increase to $50,000 of principal plus interest. This note matures on August 1, 2008. As of September 30, 2006, the principal balance due was $1,000,000 plus accrued interest of $59,028. Firestone is currently past due on this obligation $59,028. Mr. Mason has agreed to include this obligation including all past due principal and accrued interest in the restructured long-term debt permitted in the merger. The new debt terms will bear interest at the rate of 5% per annum with quarterly payments over four years beginning January 1, 2009.

In August, 2006, Firestone secured $810,000 in a line of credit with Frost National Bank. As of September 30, 2006, Firestone has drawn $360,000 on the line of credit. The debt is guaranteed by

Mr. Mason, who is the majority shareholder of Firestone. The promissory note bears interest at a rate of prime plus 1% with monthly payments of interest only. This note matures on January 31, 2007. Firestone is not currently past due on this obligation and expects to retire this debt prior to the completion of the merger using funds to be raised from the sale of the remaining authorized Preferred Stock Series B.

Nine Months ended September 30, 2006 versus Nine Months ended September 30, 2005

Net cash used in operating activities was $1,138,964 for the nine months ended September 30, 2006 as compared to net cash used of $230,523 in same period in 2005. For the nine months ended September 30, 2006, net cash used by operations consisted of a net loss of $2,015,562 offset by non-cash expenses of $378,624 in depreciation and amortization. For the nine months ended September 30, 2005, net cash used by operations consisted of a net loss of $1,266,198 offset by non-cash expenses of $338,109 in depreciation and amortization plus $386,186 related to the issuance of stock for services less $60,000 in marketable securities accepted in exchange for services.

Net cash used in investing activities was $3,500 in the nine months ended September 30, 2006 as compared to $626,330 in the same period for 2005. The primary use of cash was for investments in capital equipment.

Net cash provided by financing activities was $1,156,541 in the nine months ended September 30, 2006 as compared to $823,049 in the same period for 2005. In nine months ended September 30, 2006, we received $1,560,500 from the issuance of preferred stock, $14,200 from the issuance of common stock upon exercising of stock options , and $11,316 from issuance of notes payable, offset by net cash used in debt service of $340,000 from letter of credit, and in debt service of $89,475 from notes payable. For the nine months ended September 30, 2005, we received $1,300,000 from the issuance of notes payable to a related party, offset by net cash used in debt service of $202,524 from lines of credit, $28,941 from notes payable and $245,487 from notes payable to a related party.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net cash used in operating activities was $618,125 in 2005 as compared to $1,228,973 in 2004. In 2005, net cash used by operations consisted of a net loss of $1,736,272 offset by non-cash expenses of $523,845 in depreciation and amortization plus $458,082 related to the issuance of stock for services. In 2004, net cash used by operations consisted of a net loss of $2,137,217offset by non-cash expenses of $365,354 in depreciation and amortization plus $120,405 related to the issuance of stock for services.

Net cash used in investing activities was $754,977 in 2005 as compared to $265,201 in 2004. The primary use of cash was for investments in capital equipment offset by the sale of a low-power television station located Eagle Pass, Texas.

Net cash provided by financing activities was $1,265,846 in 2005 as compared to $1,480,564 in 2004. In 2005, Firestone received $1,800,000 from the issuance of notes payable to related party, offset by Net cash used in debt service of $244,903 and debt service to related party of $289,251. In 2004, Firestone received $250,000 from the issuance of common stock, $812,524 from issuance of letter of credit, $120,000 from issuance of notes payable and $306,966 from the issuance of notes payable to a related party, offset by net cash used in debt service of $8,926 from notes payable.

At December 31, 2005, Firestone had a working capital deficit of $3,596,007 and stockholders’ deficit of $4,645,259. For the years ended December 31, 2005 and 2004, Firestone incurred net losses of $1,736,272 and $2,137,217, respectively. Firestone has generated significant net losses and negative cash flows since inception and Firestone anticipates continued net losses and negative cash flows during 2006. However, at December 31, 2005, approximately $1,584,000 of Firestone’s current liabilities (long-term debt, related party and mandatorily redeemable preferred stock) are due to Firestone’s principal stockholder, who has a vested interest in its continuation. Additionally, Firestone’s line-of-credit totaling $700,000 is expected to be renewed during 2006, and therefore will not become due and payable. Firestone’s stockholder personally guarantees the line-of-credit and the personal guarantee is expected to be renewed as well.

Subsequent to year-end, in July 2006, Firestone obtained approximately $1,560,500 in cash as a result of the issuance of Series B Voting Preferred Stock in order to provide adequate working capital until the completion of the proposed merger with Juniper. If existing cash and securities and cash from operations are insufficient to fund Firestone’s activities through the proposed merger, Firestone may need to raise additional funds through supplementary issuance of Series B Voting Preferred Stock or other debt or equity securities. Firestone’s future capital requirements will depend on many factors, including rate of revenue growth, completion and timing of new distribution outlets, the expansion of Firestone’s marketing and sales activities and the continuing market acceptance of Firestone’s services.

Contractual Obligations

Firestone leases certain office space and equipment under various operating leases expiring at various times through 2010. Lease expense totaled approximately $1,341,000 and $763,000 for the years ended December 31, 2005 and 2004, respectively.

Future annual minimum lease obligations as of December 31, 2005, approximate the following:

2006	$1,389,000
2007	1,382,000
2008	1,174,000
2009	1,132,000
2010	1,130,000
Total future minimum lease obligations	$6,207,000

On February 24, 2003, Firestone entered into a lease with a stockholder for a two-story building with approximately 43,000 square feet for Firestone’s corporate headquarters. Currently, Firestone occupies approximately 25,000 square feet of the building with an additional 18,000 square feet in tenant space. This tenant space is currently 68% occupied and generating revenue. The lease obligation over the term of the lease is $814,465. The lease term currently terminates in February 2008. As modified to be effective on the closing of the merger, the lease will provide for a five-year term through the fifth anniversary of the closing at an annual rent of $210,310, and a five-year renewal term, at Firestone’s option, at an annual rent equal to that during the first five-year period increased by the same percentage as the consumer price index increases during the first five-year period.

On February 16, 2005, Firestone entered into a long-term lease for a full transponder on Intelsat 13 (transponder 18). This lease provides for 36 Mhz of bandwidth used to uplink ¡Sorpresa! and third party clients. The lease obligation is $1,129,200 per year. The term is until ‘‘end of life,’’ which is anticipated to be in 2018.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) will require Firestone to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.

In March 2005, the SEC issued SAB No. 107, which provides guidance regarding the application of SFAS No. 123(R). SAB No. 107 expresses views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in management’s discussion and analysis subsequent to adoption of SFAS No. 123(R).

In April 2005, the SEC approved a new rule that delays the effective date for SFAS No. 123(R) to annual periods beginning after June 15, 2005. The cumulative effect of the initial application of this statement, if any, is to be recognized as of the effective date. SFAS No. 123(R) allows for two alternative transition methods, the modified-prospective or the modified-retrospective application. Under the modified-prospective application, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date will be recognized as the requisite service is rendered over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for either recognition or pro-forma disclosure under SFAS No. 123. All new awards and awards that are modified, repurchased, or cancelled after the option date will be accounted for under the provisions of SFAS No. 123(R). Under the modified retrospective application, prior period financial statements are adjusted to give effect to the fair value based method of accounting for compensation cost for awards granted, modified or settled in cash on a basis consistent with the pro-forma disclosures required for those periods by SFAS No. 123, as amended by SFAS No. 148. Firestone will adopt the modified prospective application and use the Black-Scholes option-pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by Firestone’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. Firestone was required to adopt SFAS No. 123(R) effective January 1, 2006 and did not have a material effect on the financial condition or operating results of Firestone upon adoption.

In December 2003, the FASB issued Financial Interpretation (‘‘FIN’’) No. 46(R), a revision to FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46R clarifies some of the provisions of FIN No. 46 and exempts certain entities from its requirements. FIN No. 46R was effective at the end of the first interim period ending after March 15, 2004. The adoption of FIN No. 46 and FIN No. 46(R) had no impact on the financial condition or operating results of Firestone.

Quantitative and Qualitative Disclosures About Market Risk

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result if movements in interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Sensitivity

Firestone has a working capital line of credit, which bears interest based upon the prime rate. At December 31, 2005, the prime rate was 7.25%, and there was $700,000 outstanding under Firestone’s working capital line of credit. If the prime rate fluctuated by 10%, and based on amounts outstanding as of December 31, 2005, interest expense would have fluctuated by approximately $5,800.

DIRECTORS AND EXECUTIVE OFFICERS OF JUNIPER FOLLOWING THE MERGER

At the effective time of the merger, the board of directors and executive officers of Juniper will be as follows:

Name	Age	Position
Stuart B. Rekant	56	Chairman of the Board and Chief Executive Officer
Raymond K. Mason	79	Vice Chairman
Robert L. Allbritton	37	Director
John K. Billock	58	Director
Bert A. Getz, Jr.	39	Director
Richard Intrator	53	Director
Paul Kramer	74	Director

Stuart B. Rekant has been our Chairman of the Board and Chief Executive Officer since our inception. He is the founder and has served as the Chairman of the Board and Chief Executive Officer of Hidden Treasures, Inc., a private television production company specializing in nonfiction programming, since its inception in October 2001. Mr. Rekant has spent 30 years in the media and entertainment business with experience as an executive, entrepreneur and producer, having begun his career in the industry in 1975 as an attorney with Columbia Pictures Industries, Inc., and later as an entertainment lawyer in private practice. In 1978, he joined HBO as Director and then became Vice President of Business Affairs for the pay television network. In 1983, he went into the independent film finance, production and distribution business. Mr. Rekant began to focus on nonfiction programming and distribution in 1992 when he established U.S. News Productions, the factual programming unit of U.S. News and World Report, where as its President he developed and executive produced a number of documentary series for cable television. In 1994, Mr. Rekant founded Non Fiction Films Inc., a private documentary production company, where he continued to produce series for cable television. Later that year, Mr. Rekant sold Non Fiction Films to Winstar Communications, Inc., a publicly traded provider of broadband communications services and content, at which time he became President of Winstar New Media Company, Inc., the content arm of Winstar Communications. He served in this position until September 2001 and was responsible for building the unit’s media and information services business through internal development and acquisitions. Winstar New Media Company eventually grew to include: a film and television production and distribution operation; a radio production, an affiliation and ad sales divisions; Office.com Inc., a joint venture between Winstar Communications and CBS that was a business to business internet portal; and interests in television broadcasting. Mr. Rekant served as Chief Executive Officer of Office.com from 1999 to September 2001. In April 2001, Winstar Communications, along with most of its subsidiaries, including Winstar New Media Company and Office.com, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Rekant supervised Winstar Communications’ sale of its interests in most of its new media and content operations and then departed Winstar to start Hidden Treasures. He received his A.B. from Colgate University and a J.D. from Boston University School of Law.

Raymond K. Mason has served as a director of Firestone since July 2003. Mr. Mason has been chairman of Rebuilding Services, Inc., Acorn Ventures, Inc. (since August 1998), 12K, LLC (since December 2003) and Connemara Capital Company, LLC (since December 2003), which are private investment companies with investments in real estate, media, financial services, oil and gas and transportation. From 1978 to 1998, Mr. Mason was Chairman, Chief Executive Officer and controlling shareholder of American Banks of Florida, Inc., which was merged into SouthTrust of Alabama, Inc. in 1998. Mr. Mason was the Chairman, President and Chief Executive Officer of The Charter Company, a holding company with investments in financial services, oil and gas marketing and production and insurance, from 1949 to 1987 and served as a director of Florida National Banks of Florida, Inc., a Florida corporation, from 1960 to 1974. Mr. Mason received a B.A. in Economics from the University of North Carolina in 1949.

Robert L. Allbritton has been Chairman of the Board and Chief Executive Officer of Allbritton Communications Company (‘‘ACC’’), a communications company, since February 2001 and a Director of ACC since 1993. From 1994 to 1998, he was Executive Vice President and Chief Operating Officer of ACC, and from 1998 to 2001, he was President of ACC. He has also been involved in management of ACC’s seven ABC affiliated television properties at both the corporate and daily operational levels, including financial, technical, strategic, programming, sales, news and promotion. In addition to his positions with ACC, Mr. Allbritton was a director of Riggs National Corporation, a banking and financial services company, from 1994 to 2005 and Chairman of the Board and Chief Executive Officer from 2001 to 2005. Mr. Allbritton has served on the Board of Directors of the Washington Hospital Center since August 2002 and the Lyndon B. Johnson Foundation since May 2002. He has also served on the Board of the Trustees of The George Washington University since February 2002 and Wesleyan University since May 2003.

John K. Billock was Vice Chairman and Chief Operating Officer of Time Warner Cable from October 2001 to July 2005. Prior to joining Time Warner’s Cable Division, Mr. Billock had been President of the US Network Group at Home Box Office since 1995 and had been with HBO since 1978. While at HBO, Mr. Billock had been involved in various aspects of its operations including its marketing, distribution, and programming operations. Prior to joining HBO, Mr. Billock served for three years as a product manager with Colgate Palmolive Company where he managed marketing and promotion activities for several consumer products. Mr. Billock received a B.A. from Wesleyan University and an M.B.A. from Boston University.

Bert A. Getz, Jr., has served as a director of Firestone since September 2005. Since September 2001, he has been an Executive Vice President and director of Globe Corporation, a diversified family investment company and has served as President of Globe Development Company, a real estate development business since September 2006. Mr. Getz currently serves as an officer and director of Globe Management Company, the commercial property management arm of Globe Corporation. Mr. Getz has been a director of Wintrust Financial (NASDAQ: WTFC) since May 2001, which includes serving on the subsidiary boards of The Wayne Hummer Companies and Libertyville Bank & Trust. He has also been a director of IMS Companies LLC since October 2003, Top Drive Inc. since May 2006, and HDO Inc. since January 1997. Mr. Getz received a B.B.A. from the Cox School of Business at Southern Methodist University and an M.B.A. from the University of Michigan Business School.

Richard Intrator has been a member of our Board of Directors since our inception. Since July 2004, Mr. Intrator has been the Chief Executive Officer of Philanthria, LLC, a financial services firm providing capital solutions for charities and not-for-profit institutions. From August 2002 through July 2004, Mr. Intrator has provided transactional and operating advisory services to Founders Equity, Inc., a private equity firm. From January 2002 to August 2002, Mr. Intrator served as a crisis management consultant to media and entertainment companies. From February 2000 to January 2002, Mr. Intrator served as Executive Vice President of IMAX Corp., a Nasdaq National Market listed entertainment technology company, specializing in large-format and three-dimensional film presentations, and president of IMAX Enterprises, a subsidiary of IMAX Corp., where he was responsible for developing new opportunities for IMAX’s business. From 1997 to 1999, Mr. Intrator served as Managing Director and Head of the Media Investment Banking Group for PaineWebber Incorporated. From 1992 to 1996, Mr. Intrator served as Managing Director and Head of the Media and Entertainment and Communications Group of The Lodestar Group/LSG Advisors, a division of Societe Generale Securities Corporation. From 1986 to 1992, Mr. Intrator served as Senior Vice President of Investment Banking in the Media and Entertainment Group of Kidder, Peabody & Co., Inc. Mr. Intrator received a B.S. from The Wharton School at the University of Pennsylvania and an M.B.A. from Harvard Business School.

Paul Kramer has been a member of our Board of Directors since our inception. Since its formation in August 1994, Mr. Kramer has been a partner of Kramer Love & Cutler, LLP, a financial consulting firm, where he provides advisory services in a variety of areas including corporate governance, dispute resolution, interim executive management and restructurings. From October 1992 to July 1994, he provided private financial advisory services to various companies. From 1968 to September 1992,

Mr. Kramer served as a partner of Ernst & Young, a registered public accounting firm. While at Ernst & Young, he served as the firm’s designated specialist for the broadcasting and publishing industries. He has been a director of Tridan Corp., a closed end, non-diversified management investment company, since July 2004. From 1993 to 2001, Mr. Kramer was a director of several other companies, including SFX Entertainment, Inc., a promoter, producer and venue operator for live entertainment events and a sports marketing and management company. He has also been a director of Hidden Treasures since February 2002. Mr. Kramer is a member of the National Association of Corporate Directors, the American Institute of CPAs and the American Arbitration Association. Mr. Kramer received a B.S. and an M.B.A. from Boston University and is a certified public accountant.

Meetings and Committees of the Board of Directors of Juniper

During the fiscal year ended December 31, 2005, Juniper’s board of directors held two meetings. Although Juniper does not have any formal policy regarding director attendance at annual stockholder meetings, Juniper will attempt to schedule its annual meetings so that all of its directors can attend. Juniper expects its directors to attend all board and committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.

Independence of Directors

In anticipation of being listed on Nasdaq, Juniper will adhere to the rules of Nasdaq in determining whether a director is independent. The board of directors of Juniper also will consult with our counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq requires that a majority of the board of directors of a company be independent. The Nasdaq listing standards define an ‘‘independent director’’ generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, the board of directors of Juniper has affirmatively determined that, upon appointment to the board of directors of Juniper on the closing of the merger, Messrs. Intrator, Kramer, Getz, Allbritton and Billock will be the independent directors of Juniper after the consummation of the merger.

Audit Committee

Upon consummation of the merger, the board of directors of Juniper will establish an audit committee with Messrs. Kramer, Getz and Intrator as its members, each an independent director under Nasdaq listing standards, with Mr. Kramer acting as chairman. The purpose of the audit committee will be to appoint, retain, set compensation of, and supervise our independent accountants, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls. Since the Juniper audit committee will not be formed until the consummation of the merger, it did not meet in the year ended December 31, 2005.

Independent Registered Public Accountants/Audit Fees

During the period ended December 31, 2005, we paid our principal accountant $33,456 for the services they performed in connection with our initial public offering, including the financial statements included in the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2005, and $9,000 in connection with the review of our Quarterly Reports on Form 10-QSB. The fee for the audit of the financial statements included in our Annual Report on Form 10-KSB for the period ended December 31, 2005 was $13,000. The aggregate of such fees is $55,456.

BDO Seidman LLP will serve as principal accountant of Juniper after the merger.

Audit-Related Fees

During 2005, our principal accountant did not render assurance and related services reasonably related to the performance of the audit or review of financial statements.

Tax Fees

During 2005, our principal accountant did not render services to us for tax compliance, tax advice and tax planning.

All Other Fees

During 2005, there were no fees billed for products and services provided by the principal accountant other than those set forth above.

Audit Committee Pre-Approval Policies and Procedures

Since the Juniper audit committee will not be formed until the consummation of the merger, the audit committee did not pre-approve any accounting-related or tax services. However, the Juniper board of directors has approved the services described above. In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before Juniper engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee. Since the Juniper audit committee will not be formed until the consummation of the merger, it has not yet met or prepared a committee report.

Code of Ethics

In August 2005, our board of directors adopted a code of ethics that applies to Juniper’s directors, officers and employees as well as those of its subsidiaries. A copy of our code of ethics may be obtained free of charge by submitting a request in writing to Juniper Partners Acquisition Corp., 56 West 45th Street, Suite 805, New York, New York 10036.

Compensation Committee Information

Upon consummation of the merger, the board of directors of Juniper will establish a compensation committee with Messrs. Intrator, Billock and Allbritton as its members, each an independent director under Nasdaq listing requirements. The purpose of the compensation committee will be to review and approve compensation paid to our officers and to administer the company’s incentive compensation plans, including authority to make and modify awards under such plans. Initially, the only plan will be the 2006 Long-Term Incentive Plan.

Nominating Committee Information

Upon consummation of the merger, Juniper will form a nominating committee in connection with the consummation of the merger. The members will be Messrs. Getz, Kramer and                                 , each an independent director under Nasdaq listing standards. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on Juniper’s board of directors. The nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others. During the period commencing with the closing of the merger and ending immediately after the 2009 annual meeting of the company, the nominees for Juniper’s board of directors will be determined pursuant to the terms of the merger agreement and the voting agreement and approved by the nominating committee.

Juniper does not have any restrictions on stockholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules. Prior to the consummation of the merger agreement, Juniper has not had a nominating committee or a formal means by which stockholders can nominate a director for election. Currently, the entire board of directors decides on nominees, on the recommendation of one or more members of the board and will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders may communicate nominee suggestions directly to any of the board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the board of directors believes that persons should be actively engaged in business endeavors.

Election of Directors; Voting Agreement

Pursuant to the merger agreement, upon consummation of the merger, the board of directors of Juniper will be Stuart B. Rekant, Richard Intrator, Paul Kramer, Raymond K. Mason, Bert Getz Jr., Richard L. Allbritton and John K. Billock. At or prior to the closing, the Signing Stockholders on the one hand, and Stuart R. Rekant of Juniper on the other hand, will enter into a voting agreement pursuant to which they will agree to vote for such persons for election to Juniper’s board of directors through the election in 2009 as follows:

•	in the class to stand for reelection in 2007: Richard Intrator, Richard L. Allbritton and John K. Billock;

•	in the class to stand for reelection in 2008: Paul Kramer and Bert Getz, Jr.; and

•	in the class to stand for reelection in 2009: Stuart B. Rekant and Raymond K. Mason.

Messrs. Mason, Getz and Allbritton are designees of the Signing Stockholders. Messrs. Rekant, Intrator and Kramer are designees of Mr. Rekant. Mr. Billock is a designee of both the Signing Stockholders and Mr. Rekant.

After consummation of the merger, the executive officers of Juniper will be Stuart B. Rekant, chief executive officer, and a chief financial officer for whom a search is currently being conducted. Mr. Rekant is currently the chairman and chief executive officer of Juniper.

Compensation

Juniper’s directors do not currently receive any cash compensation for their service as members of the board of directors. However, in the future, non-employee directors may receive certain cash fees and stock awards that the Juniper board of directors may determine to pay.

No executive officer of Juniper has received any cash or non-cash compensation for services rendered to Juniper. Each executive officer has agreed not to take any compensation prior to the consummation of a business combination.

Commencing July 13, 2005 and ending upon the acquisition of a target business, Juniper has and will continue pay Hidden Treasures, Inc., an affiliate of Stuart B. Rekant, our chairman of the board and chief executive officer, and Paul Kramer, a member of our board of directors, a monthly fee of $7,500 for providing Juniper with office space and certain office and secretarial services. Other than this $7,500 per-month fee, no compensation of any kind, including finders and consulting fees, have been or will be paid to any of Juniper’s officers. However, Juniper’s executive officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on Juniper’s behalf such as identifying potential target business and performing due diligence on suitable business combinations. As of September 30, 2006, an aggregate of $52,761 has been reimbursed to them for such expenses.

Employment Agreements

In connection with the consummation of the Merger Agreement, Stuart B. Rekant, Juniper’s chairman of the board and chief executive officer, has entered into an employment agreement with Juniper, effective upon consummation of the merger, providing for Mr. Rekant to be employed as chairman of the board and chief executive officer of both Juniper and Firestone. Further, Leonard Firestone, Firestone’s current chairman of the board and chief executive officer, and Christopher K. Firestone, Firestone’s current executive vice president of operations, have each entered into an employment agreement with Firestone, effective upon consummation of the merger, to be employed as its president and chief operating officer and executive vice president, respectively. Each employment agreement will be for a three-year term, subject to earlier termination in certain circumstances.

The employment agreements provide for initial annual base salaries of $450,000 for Mr. Rekant, $235,000 for Leonard Firestone and $125,000 for Christopher K. Firestone. Each employment agreement also provides for the provision of certain additional (‘‘fringe’’) benefits to the covered executive (such as paid vacation time, employee benefits, reimbursement for reasonable, ordinary and necessary travel and other business related expense). Mr. Rekant’s agreement provides for the grant to him at the closing of the merger of stock options to purchase 350,000 shares of Juniper common stock. Messrs. Leonard Firestone and Christopher K. Firestone’s agreements provide for the grant to them at closing of options to purchase 120,000 shares and 30,000 shares of Juniper common stock, respectively, under Juniper’s incentive compensation plan, assuming adoption of such plan by the Juniper stockholders. Mr. Rekant’s options are exercisable at the average of the last reported sale price of the Juniper common stock on the closing date of the merger. The exercise price of Mr. Firestone’s options will be determined by the Committee under Juniper’s incentive compensation plan at the time of the grant and may not be less than 100% of the fair market value on the date of grant.

The employment agreements contain certain restrictive covenants that prohibit the executives from disclosing information that is confidential to Juniper or Firestone. Mr. Rekant’s agreement prohibits him, during the employment term and for a period of one year thereafter, from competing with Juniper.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of December 26, 2006 and after consummation of the merger by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock either on December 26, 2006 or after the consummation of the merger;

•	each of our current executive officers and directors;

•	each person who will become director upon consummation of the merger;

•	all our current executive officers and directors as a group; and

•	all of our executive officers and directors as a group after the consummation of the merger.

At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding Juniper or its securities, the Juniper Inside Stockholders, and/or their affiliates, may enter into a written plan to purchase Juniper securities pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Further, the Juniper Inside Stockholders, and/or their affiliates, may engage in other permissible public market purchases, as well as private purchases, of securities at anytime prior to the special meeting of stockholders. The ownership percentages listed below do not include any such shares which may be purchased after December 26, 2006.

All outstanding shares of Class B common stock outstanding at the time of the merger (and not converted into cash) will automatically be converted into shares of common stock on a one-to-one basis.

	Beneficial Ownership of our Common Stock on December 26, 2006				Beneficial Ownership of our Class B Common Stock on December 26, 2006			Beneficial Ownership of our Common Stock After the Consummation of the Merger
Name and Address of Beneficial Owner(1)	Number of Shares		Percent of Class before Merger		Number of Shares		Percent of Class before Merger	Number of Shares		Percent of Class after Merger(2)
Stuart B. Rekant	100	(3)		*	5,000(4)		.2%	969,225	(5)	13.5%
Robert B. Becker	0	(6)	0		—		—	350,000	(7)	5.3%
Paul Kramer(8)	0	(9)	0		—		—	50,000	(10)	.8%
Daniel Burstein(11)	0	(12)	0		—		—	50,000	(13)	.8%
Richard Intrator(14)	0	(12)	0		—		—	50,000	(13)	.8%
Langley Partners, L.P(15).	—		—		286,000	(16)	9.9%	429,000	(17)	6.7%
TCMP3 Partners, L.P.(18)	—		—		280,000	(19)	9.7%	420,000	(20)	6.6%
Azimuth Opportunity, Ltd.(21)	—		—		245,000	(22)	8.5%	245,000		3.9%
Fir Tree, Inc.(23)	—		—		196,300	(24)	6.8%	196,300		3.2%
Barry Rubenstein(25)	30,000	(26)	5.5%		70,000	(27)	2.4%	320,000	(28)	4.9%
Raymond K. Mason(29)	0		0		46,500	(30)	1.6%	1,350,322	(31)	17.8%
Bert A. Getz, Jr.(32)	0		0		0		0	61,120		1.0%
Richard W. Allbritton	0		0		0		0	0		0%
John K. Billock	0		0		0		0	0		0%
Millenco, L.P.(33)	50,798	(34)	9.3%		155,400	(35)	5.4%	915,798	(36)	13.2%
All current Juniper directors and executive officers as a group (6 individuals)	100	(37)		*	5,000(4)		.2%	1,469,225	(38)	19.1%
All post-merger directors and executive officers as a group (7) individuals)	100	(37)		*	51,500(39)		1.8%	2.819,547(40)		31.2%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following is 56 West 45th Street, Suite 805, New York, New York 10036.

(2)	These percentages are calculated assuming that no holder of shares of Juniper Class B common stock converts such shares into cash.

(3)	Does not include 964,125 shares of common stock issuable upon exercise of Class W and Class Z warrants that will become exercisable upon consummation of the merger, of which 914,125 Class W and Class Z warrants are held by Hidden Treasures, Inc. Mr. Rekant is the Chairman of the Board, Chief Executive Officer and a principal stockholder of Hidden Treasures.

(4)	Represents 5,000 shares of Class B common stock held by the Stuart B. Rekant Inc. Profit Sharing Plan QRP. Stuart B. Rekant is the beneficiary of the Stuart B. Rekant Inc. Profit Sharing Plan QRP.

(5)	Includes the shares in footnote 3 and 4 above as well as the 964,125 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(6)	Does not include 350,000 shares of common stock issuable upon exercise of Class W and Class Z warrants held by Mr. Becker that will become exercisable upon consummation of the merger.

(7)	Includes the 350,000 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(8)	The business address of Mr. Kramer is Kramer Love & Cutler LLP, 675 Third Avenue, New York, New York 10017.

(9)	Does not include 50,000 shares of common stock issuable upon exercise of Class W and Class Z warrants held by the individual that will become exercisable upon consummation of the merger. Also does not include any shares of common stock issuable upon exercise of Class W and Class Z warrants held by Hidden Treasures, Inc., of which Mr. Kramer is a director.

(10)	Includes the 50,000 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(11)	The business address of Mr. Burstein is 350 Park Avenue, 10th Floor, New York, NY 10022.

(12)	Does not include 50,000 shares of common stock issuable upon exercise of Class W and Class Z warrants held by the individual that will become exercisable upon consummation of the merger.

(13)	Includes the 50,000 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(14)	The business address of Mr. Intrator is 150 East 58th Street, 39th floor, New York, New York 10155.

(15)	The business address of Langley Partners is 535 Madison Avenue, 7th Floor, New York, NY 10022.

(16)	Represents 286,000 shares of Class B common stock held by Langley Partners. Langley Capital, LLC is the general partner of Langley Partners. Jeffrey Thorp is the sole member and manager of Langley Capital, LLC. Langley Management, LLC is the investment manager of Langley Partners. Mr. Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof. As a result, each of Langley Management, LLC, Langley Capital, LLC and Jeffrey Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares owned of record by Langley Partners. Does not include 143,000 shares of common stock issuable upon exercise of Class W warrants and 143,000 shares of common stock issuable upon exercise of Class Z warrants held by

Langley Partners, all of which warrants will become exercisable upon consummation of the merger. The foregoing information was derived from a Schedule 13G filed with the Securities and Exchange Commission on July 29, 2005.

(17)	Includes the shares in footnote 16 above as well as the 143,000 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(18)	The business address of TCMP3 Partners is 7 Century Drive, Suite 201, Parsippany, New Jersey 07054.

(19)	Represents 280,000 shares of Class B common stock held by TCMP3 Partners, L.P. These shares are beneficially owned by each of TCMP3 Partners, Titan Capital Management, LLC, Walter Schenker and Steven Slawson. Does not include 140,000 shares of common stock issuable upon exercise of Class W warrants and 140,000 shares of common stock issuable upon exercise of Class Z warrants, all of which warrants will become exercisable upon consummation of the merger. The foregoing information was derived from a Schedule 13G filed with the Securities and Exchange Commission on August 1, 2005.

(20)	Includes the shares in footnote 19 above as well as the 140,000 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(21)	The business address of Azimuth Opportunity, Ltd. is c/o WSmiths Finance, Nemours Chambers, P.O. Box 3170, Road Town, Tortola, British Virgin Islands.

(22)	Represents 245,000 shares of Class B common stock held by Azimuth Opportunity, Ltd. Diedre M. McCoy is the corporate secretary of Azimuth Opportunity, Ltd. The foregoing information was derived from a Schedule 13G filed with the Securities and Exchange Commission on September 25, 2006.

(23)	The business address of Fir Tree, Inc. is 535 Fifth Avenue, 31st Floor, New York, New York 10017.

(24)	Represents (i) 130,276 shares of Class B common stock held by Sapling, LLC and (ii) 66,024 shares of Class B common stock held by Fir Tree Recovery Master Fund, L.P. Fir Tree, Inc. is the investment manager of both entities. Jeff Tannenbaum is the president of each of Fir Tree, Inc. and Fir Tree Recovery Master Fund, L.P. The foregoing information was derived from a Schedule 13G filed with the SEC on September 6, 2005.

(25)	Mr. Rubenstein’s business address is 68 Wheatley Road, Brookville, New York 11545.

(26)	Represents (i) 6,000 shares of common stock owned by Woodland Partners, (ii) 12,000 shares of common stock owned by the Barry Rubenstein Rollover IRA account and (iii) 12,000 shares of common stock held in a joint account by Barry Rubenstein and his wife. Barry Rubenstein is a general partner of Woodland Partners. Does not include (i) 15,000 shares of common stock issuable upon exercise of Class W warrants and 15,000 shares of common stock issuable upon exercise of Class Z warrants held by Woodland Partners, (ii) 30,000 shares of common stock issuable upon exercise of Class W warrants and 30,000 shares of common stock issuable upon exercise of Class Z warrants held by the Barry Rubenstein Rollover IRA account and (iii) 30,000 shares of common stock issuable upon exercise of Class W warrants and 30,000 shares of common stock issuable upon exercise of Class Z warrants held in a joint account by Barry Rubenstein and his wife, all of which warrants will become exercisable upon consummation of the merger. The shares and warrants referred to in this footnote were included in Series A units purchased by such individuals and entities and do not include any securities included within Series B units held by such individuals and entities referred to below. The foregoing information was derived from a Schedule 13G filed with the Securities and Exchange Commission on July 25, 2005.

(27)	Represents (i) 14,000 shares of Class B common stock owned by Woodland Partners, (ii) 28,000 shares of Class B common stock owned by the Barry Rubenstein Rollover IRA account and

(iii) 28,000 shares of Class B common stock held in a joint account by Barry Rubenstein and his wife. Does not include (i) 7,000 shares of common stock issuable upon exercise of Class W warrants and 7,000 shares of common stock issuable upon exercise of Class Z warrants held by Woodland Partners, (ii) 14,000 shares of common stock issuable upon exercise of Class W warrants and 14,000 shares of common stock issuable upon exercise of Class Z warrants held by the Barry Rubenstein Rollover IRA account and (iii) 14,000 shares of common stock issuable upon exercise of Class W warrants and 14,000 shares of common stock issuable upon exercise of Class Z warrants held in a joint account by Barry Rubenstein and his wife, all of which warrants will become exercisable upon consummation of the merger. The shares and warrants referred to in this footnote were included in Series B units purchased by such individuals and entities and do not include any securities included within Series A units held by such individuals and entities referred to above. The foregoing information was derived from a Schedule 13G filed with the Securities and Exchange Commission on July 25, 2005.

(28)	Includes the shares in footnote 26 and 27 above as well as 220,000 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(29)	The business address for Mr. Mason is 2022 Hendricks Avenue, Jacksonville, FL 32207.

(30)	Represents shares held by 12K, LLC, of which Mr. Mason is sole manager and controlling member. Does not include 40,000 shares of common stock issuable upon exercise of Class W and Class Z warrants that will become exercisable upon consummation of the merger.

(31)	Includes the shares in footnote 30 as well as (i) 40,000 shares of common stock issuable upon exercise of Class W and Class Z warrants that will become exercisable upon consummation of the merger, (ii) 674,153 shares of Firestone common stock that converts to Juniper common stock upon consummation of the merger held by 12K, LLC and (iii) 589,669 shares of Firestone common stock that converts to shares of Juniper common stock upon consummation of the merger held by the Varina Knight Mason Testamentary Trust, II, of which Mr. Mason is sole trustee.

(32)	The business address for Mr. Getz, Jr. is 770 Lake Cook Road, Deerfield, IL 60015.

(33)	The business address of Millenco, L.P. is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

(34)	Represents (i) 22,798 shares of common stock owned outright by Millenco and (ii) 28,000 shares of common stock owned outright by Millenco, which shares are held as part of Juniper’s Series A Units. Millennium Management, L.L.C is the general partner of Millenco. As such it exercises voting and dispositive power over all shares held by Millenco. Israel A. Englander is the managing member of Millennium Management. Does not include (1) 251,900 shares of common stock issuable upon exercise of Class W warrants, (ii) 212,300 shares of common stock issuable upon exercise of Class Z warrants, (iii) 70,000 shares of common stock issuable upon exercise of Class W warrants, which are held as part of Series A Units, (iv) 70,000 shares of common stock issuable upon exercise of Class Z warrants, which are held as part of Series A Units, (v) 52,700 shares of common stock issuable upon exercise of Class W warrants, which are held as part of Series B units, and (vi) 52,700 shares of common stock issuable upon exercise of Class Z warrants, which are held as part of Series B Units. All of such warrants will become exercisable upon consummation of the merger. The foregoing information was derived from a Schedule 13G filed with the Securities and Exchange Commission on September 6, 2006.

(35)	Represents (i) 50,000 shares of Class B common stock held outright by Millenco and (ii) 105,400 shares of Class B common stock owed outright by Millenco, which shares are held as part of Juniper’s Series B Units. Millennium Management, L.L.C is the general partner of Millenco. As such it exercises voting and dispositive power over all shares held by Millenco. Israel A. Englander is the managing member of Millennium Management. The foregoing information was derived from a Schedule 13G filed with the Securities and Exchange Commission on September 6, 2006.

(36)	Includes the shares in footnote 34 and 35 above as well as 709,600 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(37)	Does not include 1,464,125 shares of common stock issuable upon exercise of Class W and Class Z warrants that will become exercisable upon consummation of the merger.

(38)	Includes the shares in footnote 4 and 37 above as well as 1,464,125 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(39)	Does not include 40,000 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger.

(40)	Includes the shares in footnotes 37 and 39 above as well as (i) 1,504,125 shares of common stock issuable upon exercise of warrants that will become exercisable upon consummation of the merger, and (ii) 1,263,822 shares of Firestone common stock that converts into shares of Juniper common stock upon consummation of the merger, as described in footnote 31 above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Juniper Related Party Transactions

Prior to our IPO, we issued to the Juniper Inside Stockholders 100 shares of common stock at a purchase price of $5.00 per share and 812,500 Class W warrants and 812,500 Class Z warrant at a purchase price of $0.05 per warrant, as follows:

Name	Number of Shares of Common Stock	Number of Class W Warrants	Number of Class Z Warrants	Relationship to Us
Stuart B. Rekant	100	25,000	25,000	Chairman of the Board and Chief Executive Officer
Robert B. Becker	0	175,000	175,000	Chief Financial Officers, Secretary, Treasurer and Director
Paul Kramer	0	25,000	25,000	Director
Daniel Burstein	0	25,000	25,000	Director
Richard Intrator	0	25,000	25,000	Director
WS Management, LC	0	80,437	80,438	Advisor and warrant holder
Hidden Treasures, Inc.	0	457,063	457,062	Warrant holder and provider of administrative services; affiliate of Mr. Rekant

The Juniper Inside Stockholders have agreed, pursuant to letter agreements between Juniper and HCFP/Brenner Securities, not to sell any of the foregoing securities until the earlier of the completion of a business combination or the distribution of the trust fund. In addition, Stuart B. Rekant has agreed to waive his right to participate in any liquidation distribution with respect to shares of common stock acquired by him prior to Juniper’s IPO.

Juniper entered into a registration rights agreement with the Juniper Inside Stockholders pursuant to which the holders of the majority of the Juniper Inside Shares will be entitled to make up to two demands that we register these securities (and the shares of common stock underlying such securities). The holders of the majority of these shares may elect to exercise these registration rights at any time after the consummation of a business combination. In addition, these stockholders have certain ‘‘piggy-back’’ registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

Commencing on our IPO through the consummation of the merger, we pay Hidden Treasures, Inc. a monthly fee of $7,500 for general and administrative services.

Juniper has and will continue to reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible target businesses and business combinations.

Other than the $7,500 per-month administrative fee payable to Hidden Treasures and reimbursable out-of-pocket expenses payable to Juniper officers and directors, no compensation or fees of any kind, including finders and consulting fees, has been or will be paid to any of the above listed Juniper stockholders for the services rendered to Juniper prior to or in connection with the consummation of the merger.

During 2005 Hidden Treasures advanced $81,250 to Juniper to cover expenses related to Juniper’s initial public offering. This loan was repaid without interest in July 2005.

All ongoing and future transactions between Juniper and any of its officers and directors or their respective affiliates will be on terms believed by Juniper to be no less favorable than are available from unaffiliated third parties and will require prior approval in each instance by a majority of the members of Juniper board who do not have an interest in the transaction.

Firestone Related Party Transactions

VKM II, LLC lease Agreement.    Firestone leases its operating facilities at 6125 Airport Freeway, Tarrant County, Texas, from VKM II, LLC, a Florida limited liability company. VKM II, LLC is wholly owned by the Varina Knight Mason Testamentary Trust II (the ‘‘Trust’’). Raymond K. Mason is the sole trustee and beneficiary of the Trust. The Trust owns approximately 71,000 shares of Firestone’s outstanding common stock. VKM II, LLC owns approximately 159,000 shares of Firestone’s outstanding common stock. Mr. Mason, who serves on the Board of Directors of Firestone, or entities controlled by him own a majority of Firestone’s currently outstanding voting stock. As modified effective on the closing of the merger, the lease will provide for a five-year term through the fifth anniversary of the closing at an annual rent of $210,310, and a five-year renewal term, at Firestone’s option, at an annual rent equal to that during the first five-year period increased by the same percentage as the consumer price index increases during the first five-year period.

The leased premises include approximately 42,462 square feet of space, of which approximately 25,000 square feet is used by Firestone, with the remaining space subleased to third parties. For the years 2004 and 2005, Firestone issued common stock in lieu of cash rent payments to VKM II, LLC. As of September 30, 2006, Firestone owed VKM II, LLC $145,833 for rent under the lease. The annual rent was modified by the First Amendment to the lease and is based on a graduating scale. The rent during fiscal year 2006 is at an annual rate of $150,000 and increases to $200,000 per year in February, 2007. Firestone is responsible for all taxes, maintenance and repairs under the lease.

Pursuant to the merger agreement, the maximum amount of long term debt that Firestone is permitted to have outstanding at the time of closing of the merger with Juniper is limited to $3.0 million. At present, Firestone’s long term debt includes both the related party debt described below as well as a line of credit facility with a commercial bank. To the extent that the long term debt exceeds the $3.0 million cap at the time of the closing of the merger, the excess long term debt will be converted to equity.

12K, LLC Secured Promissory Note dated 1/20/05 (the ‘‘January 2005 Note’’).    Firestone borrowed $800,000 pursuant to the January 2005 Note from 12K, LLC, a Florida limited liability company. Raymond K. Mason is the sole Manager of 12K, LLC and a member of the Firestone board of directors.

The principal amount of the January 2005 Note is $800,000 with a fixed interest rate of 6.25% and is secured by a security interest in certain of Firestone’s assets pursuant to the security agreement dated as of the date of the January 2005 Note. As of September 30, 2006, the current balance owed under the January 2005 Note is approximately $580,000. The January 2005 Note matures on January 20, 2007. The stated monthly payments of interest are $35,456.64, with the principal due at maturity.

12K, LLC Assignment and Modification of Promissory Notes dated 7/01/05 (the ‘‘July 2005 Note’’).    In July, 2005, Firestone modified two previously outstanding promissory notes pursuant to which Firestone had borrowed funds from the VKM II Trust. Under the July 2005 Note the VKM II Trust assigned to 12K, LLC all of its interests and rights in the original promissory notes that were modified in the entirety by the July 2005 Note. The July 2005 Note is held by 12K, LLC.

The principal amount of the July 2005 Note is $800,000 and bears interest at a fixed annual rate of 6.50%. Interest payments in the amount of $15,655 are due monthly. As of September 30, 2006, the current outstanding balance is approximately $834,000. The July 2005 Note matures on July 1, 2010 and is secured by a security interest in certain of Firestone’s assets.

12K, LLC Secured Convertible Promissory Note dated 9/23/05 (the ‘‘September 2005 Note’’).    Firestone borrowed $1,000,000 from 12K, LLC pursuant to the terms of the September 2005 Note. The September 2005 Note is governed by a Loan Agreement by and between the Company and 12K, LLC dated September 23, 2005. The interest rate on the September 2005 Note is 7% per annum fixed. As of September 30, 2006, Firestone currently owes approximately $1,059,000 on the September 2005 Note, including accrued interest. The September 2005 Note matures on August 1, 2008. The obligations under the September 2005 Note are secured by the security agreement securing Firestone’s other obligations to 12K, LLC as described above. Payments are due in monthly installments of $50,000.00 of interest and principal, with the remaining interest and principal due at maturity.

D. Thomas Moody Convertible Promissory Note dated 12/21/00 (the ‘‘Moody Note’’).    Firestone borrowed $100,000 from Mr. D. Thomas Moody, the son-in-law of Mr. Mason. As of September 30, 2006, Firestone owes approximately $219,000 (including accrued interest) to Mr. Moody. The interest rate on the Moody Note is prime plus 1½% per annum.

12K, LLC Amended and Restated Reimbursement Agreement (the ‘‘Reimbursement Agreement’’).    In order to secure certain bank indebtedness, 12K, LLC provided a letter of credit (‘‘LOC’’) in the amount of $810,000 to a third party bank. In conjunction with the provision of the LOC, Firestone and 12K, LLC entered into a Reimbursement Agreement to secure Firestone’s obligations to 12K, LLC in the event that the third party bank draws amounts under the LOC. Firestone is obligated to reimburse the entire amount plus reasonable fees incurred to 12K, LLC upon a draw of the LOC.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires Juniper directors, officers and persons owning more than 10% of Juniper’s common stock to file reports of ownership and changes of ownership with the Securities ad Exchange Commission. Based on its review of the copies of such reports furnished to Juniper, or representations from certain reporting persons that no other reports were required, Juniper believes that all applicable filing requirements were complied with during the fiscal year ended December 31, 2005.

DESCRIPTION OF JUNIPER COMMON STOCK AND OTHER SECURITIES

General

The certificate of incorporation of Juniper authorizes the issuance of 20,000,000 shares of common stock, par value $.0001, 5,000,000 shares of Class B common stock, par value of $.001 and 5,000 shares of preferred stock, par value $.0001. As of the record date, 548,100 shares of common stock were outstanding, 2,875,000 shares of Class B common stock were outstanding, and no shares of preferred stock were outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders other than a vote in connection with the business combination. Only holders of Class B common stock are entitled to vote in connection with the business combination and are entitled to one vote for each share held of record. Upon the consummation of the merger, all outstanding shares of Class B common stock will be automatically converted into an equal number of shares of common stock, unless the holder exercises its conversion rights.

Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors standing for election in each class.

Juniper will proceed with the merger only if the stockholders who own at least a majority of the shares of Class B common stock present in person or represented by proxy and entitled to vote at the special meeting vote in favor of the merger and stockholders owning fewer than 20% of the Class B common stock exercise conversion rights discussed below.

If Juniper is required to liquidate, the holders of Juniper Class B common stock will be entitled to share ratably in the trust account, inclusive of any interest. Any remaining net assets, after payment of liabilities, will be distributed to holders of Juniper common stock.

Holders of Juniper common stock and Class B common stock do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that the holders of Juniper Class B common stock have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account if they vote against the merger and the merger is approved and completed. Holders of Class B common stock who convert their stock into their share of the trust account still have the right to exercise the warrants that they received as part of the units.

Preferred Stock

The certificate of incorporation of Juniper authorizes the issuance of 5,000 shares of a blank check preferred stock with such designations, rights and preferences as may be determined from time to time by Juniper’s board of directors. Accordingly, Juniper’s board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although Juniper has entered into an underwriting agreement which prohibits Juniper, prior to a business combination, from issuing preferred stock that participates in any manner in the proceeds of the trust account, or which votes as a class with the Class B common stock on a business combination. Juniper may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of Juniper. There are no shares of preferred stock outstanding and Juniper does not currently intend to issue any preferred stock.

Warrants

Juniper currently has outstanding 3,620,000 redeemable Class W common stock purchase warrants and 3,620,000 redeemable Class Z common stock purchase warrants.

Each Class W warrant entitles the registered holder to purchase one share of our common stock at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of the merger. The Class W warrants expire on July 12, 2010 at 5:00 p.m., New York City time. Juniper may call the Class W warrants (other than those outstanding prior to the IPO held by the Juniper Inside Stockholders or their affiliates, but including Class W warrants issued upon exercise of the unit purchase option), with HCFP/Brenner Securities’ prior consent, for redemption;

•	in whole and not in part;

•	at a price of $.05 per Class W warrant at any time after the Class W warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each Class W warrant holder; and

•	if, and only if, the reported last sale price of the common stock equals or exceeds $7.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The Class Z warrants are identical to the Class W warrants except that the Class Z warrants expire on July 12, 2012, at 5:00 p.m., New York City time, and the price of our common stock must equal or exceed $8.75 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, for the Class Z warrants to be redeemed.

Since we may redeem the warrants only with the prior consent of HCFP/Brenner Securities and it may hold warrants subject to redemption, HCFP/Brenner Securities may have a conflict of interest in determining whether or not to consent to such redemption. We cannot assure that HCFP/Brenner Securities will consent to such redemption if it is not in HCFP/Brenner Securities’ interest even it is in Juniper’s best interest.

The exercise price and number of shares of common stock issuable on exercise of the Class W warrants and Class Z warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Juniper’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below the exercise price.

The Class W warrants and the Class Z warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Juniper, for the number of warrants being exercised. The Class W warrantholders and the Class Z warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of a warrant agreement, Juniper has agreed to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. However, there is no assurance that Juniper will be able to do so. The warrants may be deprived of any value and the market for the warrants may be limited if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

In connection with Juniper’s IPO, it engaged HCFP/Brenner Securities LLC, the representative of the underwriters in its IPO, on a non-exclusive basis, as its agent for the solicitation of the exercise of the Class W warrants and Class Z warrants. To the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the SEC, Juniper has agreed to pay the representative for bona fide services rendered a commission equal to 5% of the exercise price for each Class W warrants and Class Z warrant exercised more than one year after July 13, 2005, the date of its prospectus, if the exercise was solicited by the underwriters. In addition to soliciting, either orally or in writing, the exercise of the Class W warrants and Class Z warrants, the representative’s services may also include disseminating information, either orally or in writing, to warrantholders about Juniper or the market for its securities, and assisting in the processing of the exercise of warrants. No compensation will be paid to the representative upon the exercise of the Class W warrants and Class Z warrants if:

•	the market price of the underlying shares of common stock is lower than the exercise price;

•	the holder of the warrants has not confirmed in writing that the representative solicited the exercise;

•	the warrants are held in a discretionary account;

•	the warrants are exercised in an unsolicited transaction; or

•	the arrangement to pay the commission is not disclosed in the prospectus provided to warrantholders at the time of exercise.

PRICE RANGE OF JUNIPER SECURITIES AND DIVIDENDS

The Juniper Series A units (each unit consisting of two shares of common stock, five Class W warrants and five Class Z warrants), Series B units (each unit consisting of two shares of Class B common stock, one Class W warrant and one Class Z warrant), common stock, Class B common stock, Class W warrants and Class Z warrants are currently quoted on the Over-the-Counter Bulletin Board under the symbols JNPPU, JNPPZ, JNPPA, JNPPB, JNPPW and JNPPL, respectively. The following table sets forth the range of high and low closing bid prices for Juniper’s securities for the periods indicated since Juniper’s Series A and Series B Units commenced public trading on July 15, 2005 and its common stock, Class B common stock, Class W warrants and Class Z warrants commenced separate public trading on October 12, 2005. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

	Series A Units		Series B Units		Common Stock		Class B Common Stock		Class W Warrants		Class Z Warrants
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
2006:
Fourth Quarter (through December 26)	8.05	6.00	11.50	10.30	2.80	2.30	5.28	5.07	0.33	0.23	0.39	0.22
Third Quarter	11.25	8.00	10.80	10.55	3.60	2.20	5.10	5.04	0.36	0.29	0.42	0.29
Second Quarter	12.10	11.15	11.60	10.80	4.00	3.05	5.15	5.08	0.56	0.33	0.62	0.40
First Quarter	11.75	9.60	11.25	10.25	3.35	2.42	5.13	4.92	0.54	0.39	0.56	0.38
2005:
Fourth Quarter	10.75	9.50	10.55	10.08	2.75	2.40	4.98	4.77	0.46	0.37	0.50	0.38
Third Quarter	10.55	9.75	10.15	9.70	—	—	—	—	—	—	—	—

The closing price for the Series A Units, Series B Units, common stock, Class B common stock, Class W Warrants and Class Z warrants on August 14, 2006, the last trading day before announcement of the execution of the merger agreement, was $8.10, $10.55, $2.35, $5.05, $0.29, and $0.29, respectively. As of December 26, 2006, the record date, the closing price for the Series A Units, Series B Units, common stock, Class B common stock, Class W Warrants and Class Z warrants of Juniper was $8.00, $11.50, $2.70, $5.28, $0.30 and $0.38, respectively.

Holders of Juniper’s securities should obtain current market quotations for their securities. The market price of Juniper’s securities could vary at any time before the merger.

In connection with the merger, Juniper and Firestone will use their reasonable commercial efforts to obtain the listing for trading on Nasdaq of Juniper common stock, warrants and Series A units.

Juniper believes it will meet the Nasdaq listing requirements because upon consummation of the merger, it will have (i) a market value of listed securities of at least $50 million, (ii) over one million publicly held shares, (iii) a market value of publicly held shares in excess of $5 million, (iv) a minimum bid price of $4.00, (v) over 300 stockholders and (vi) at least three market makers who will make a market in its securities. In the event Juniper’s common stock, warrants and Series A units are listed on Nasdaq at the time of the closing of the merger, the symbols will change to one determined by Juniper and Nasdaq that is reasonably representative of the corporate name or business of Juniper. If the listing on Nasdaq is not finally approved, it is expected that the common stock, warrants and units will continue to trade on the OTCBB.

Holders

As of December 26, 2006, there was 1 holder of record of Series A units, 1 holder of record of Series B units, 2 holders of record of the common stock, 1 holder of Class B common stock, 8 holders of record of Class W warrants and 8 holders of record of Class Z warrants. Juniper believes the beneficial holders of its securities to be in excess of 300 persons each.

Dividends

Juniper has not paid any dividends on our common stock to date and does not intend to pay dividends prior to the completion of the merger. It is the present intention of Juniper’s board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future. The payment of dividends subsequent to the merger will be within the discretion of our then board of directors and will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the merger.

APPRAISAL RIGHTS

Juniper stockholders do not have appraisal rights in connection the merger or the issuance of Juniper common stock pursuant to the merger under the DGCL.

The merger agreement has already been adopted by the Signing Stockholders. However, other holders of Firestone shares who properly demand appraisal of their shares may be entitled to receive consideration for their shares in accordance with Subchapter IX, Section 262 of the DGCL. The disclosure contained herein shall constitute Firestone’ notice of appraisal rights under Section 262, and the full text of Section 262 is attached hereto. Any holder of Firestone capital stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and the full text of Section 262 carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights.

The board of directors of Firestone has determined that the consideration to be paid to the Firestone stockholders was reasonable and that the merger was in the best interest of Firestone and its stockholders.

The following discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262. All references in Section 262 and in this summary to a ‘‘stockholder’’ are to the record holder of the shares of Firestone capital stock as to which appraisal rights are asserted. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF FIRESTONE’S CAPITAL STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER, FIDUCIARY (INCLUDING A VOTING TRUSTEE), DEPOSITARY OR OTHER NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

Under Section 262, persons who hold shares of Firestone capital stock who follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment of the ‘‘fair value’’ of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger is approved by written consent of the stockholders pursuant to Section 228, as in the case of the adoption of the merger agreement and approval of the merger by the Firestone stockholders, the constituent corporation (or as applicable, the surviving corporation) must notify each stockholder entitled to appraisal rights of the approval of the merger and that appraisal rights are available to them. The notification must be made within ten days of the effective time of the merger. Any stockholder entitled to appraisal rights may demand appraisal of their shares by written notice to Firestone within 20 days of the mailing of the notice. Such demand is considered made on the date it is mailed.

Any Firestone stockholder wishing to exercise appraisal rights must deliver to Firestone a written demand for the appraisal of the stockholder’s shares as described above. Such stockholder must not have consented or voted its shares of capital stock in favor of adoption of the merger agreement and approval of the merger. A holder of shares of Firestone capital stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. Written demand for appraisal must reasonably inform Firestone of the identity of the holder, including if applicable the beneficial holder of such shares, as well as the intention of the holder to demand an appraisal of the ‘‘fair value’’ of the shares held by the holder. A FIRESTONE STOCKHOLDER’S FAILURE TO MAKE THE WRITTEN DEMAND WITHIN 20 DAYS OF THE MAILING OF THIS NOTICE WILL CONSTITUTE A WAIVER OF APPRAISAL RIGHTS. THIS NOTICE WAS MAILED ON December 27, 2006.

Only a holder of record of shares of Firestone capital stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Firestone capital stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, and must state that the person intends thereby to demand appraisal of the holder’s shares pursuant to the merger agreement. If the shares are owned of record in a fiduciary capacity, such as by a trustee (including a voting trustee), guardian or custodian, execution of the demand should be made in that capacity and should identify the beneficial holder with respect to which such demand is being made, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners. In such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of Firestone capital stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Firestone Communications, Inc., 6125 Airport Freeway, Fort Worth, Texas 76117, Attention: Chief Executive Officer.

Within ten days after the effective time of the merger, the corporation surviving the merger (or its successor in interest, which we refer to generally as the surviving corporation) must notify each holder of Firestone capital stock who has complied with Section 262 and who has not voted in favor of the adoption of the merger agreement and approval of the merger that the merger has become effective. Within 120 days after the effective time of the merger, but not thereafter, Firestone or any holder of Firestone capital stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the holder’s shares. The surviving corporation is under no obligation to and has no present intention to file a petition. Accordingly, it is the obligation of the holders of Firestone capital stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Firestone capital stock within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of Firestone capital stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Firestone a statement setting forth the aggregate number of shares of Firestone common stock not voted in favor of the adoption of the merger agreement and approval of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request has been received by Firestone or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed by a holder of shares of Firestone capital stock and a copy thereof is served upon Firestone, Firestone will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.

After determining the holders of Firestone common stock and Firestone preferred stock entitled to appraisal, the Delaware Court of Chancery will appraise the ‘‘fair value’’ of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. You should not expect Firestone to offer more than the applicable merger consideration to any stockholder exercising appraisal rights and Firestone and Juniper reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the ‘‘fair value’’ of a share of Firestone capital stock is less than the applicable merger consideration. The Delaware Supreme Court has stated that ‘‘proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court’’ should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Firestone capital stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

Any holder of shares of Firestone capital stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Firestone capital stock as of a record date prior to the effective time of the merger).

If any stockholder who demands appraisal of shares of Firestone capital stock under Section 262 fails to perfect or effectively withdraws or loses such holder’s right to appraisal, the stockholder’s shares of Firestone capital stock will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration such stockholder would have received if such stockholder had not demanded appraisal. A stockholder will fail to perfect or effectively lose or withdraw the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to Firestone a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of Firestone and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of these rights.

EXPERTS

The financial statements of Firestone as of December 31, 2005, and for each of the two years in the period ended December 31, 2005, included in this proxy statement/prospectus have been audited by Whitley Penn LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Juniper at December 31, 2005 and the period from February 3, 2005 (inception) to December 31, 2005 included in this proxy statement/prospectus have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein (which contains an explanatory paragraph regarding Juniper’s ability to continue as a going concern), and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Representatives of BDO Seidman, LLP, and of Whitley Penn LLP will be present at the stockholder meeting or will be available by telephone with the opportunity to make statements and to respond to appropriate questions.

WHERE YOU CAN FIND MORE INFORMATION

Juniper files reports, proxy statements and other information with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934, as amended. You may read and copy reports, proxy statements and other information filed by Juniper with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on Juniper at the Securities and Exchange Commission web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Juniper has been supplied by Juniper, and all such information relating to Firestone has been supplied by Firestone. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the merger, you should contact via phone or in writing:

Stuart B. Rekant
Chairman and Chief Executive Officer
Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036
(212) 398-3112

INDEX TO FINANCIAL STATEMENTS

Firestone Communications, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Firestone Communications, Inc.

We have audited the accompanying balance sheets of Firestone Communications, Inc., a Delaware corporation, as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP

Fort Worth, Texas
March 17, 2006
(Except for Note Q, as to which the date is July 20, 2006)

FIRESTONE COMMUNICATIONS, INC.

BALANCE SHEETS

	September 30,	December 31,
	2006	2005	2004
	(Unaudited)	(Audited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$29,102	$15,026	$122,282
Accounts receivable, net of allowance for doubtful accounts of $183,260 in 2006; $109,000 in 2005; none in 2004	159,771	218,927	180,454
Programming rights	42,651	87,393	34,425
Prepaid expenses	8,886	23,981	6,151
Total current assets	240,409	345,327	343,312
Property and equipment, net	1,944,080	2,319,204	2,088,072
Other assets	60,978	61,443	63,916
Total assets	$2,245,468	$2,725,974	$2,495,300
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$873,502	$675,483	$489,987
Accrued expenses	807,022	560,232	384,804
Deferred revenue	95,920	144,813	315,687
Lines-of-credit	360,000	700,000	902,524
Programming obligations	69,993	87,393	34,425
Current portion of long-term debt	100,000	189,475	170,954
Current portion of long-term debt, related party	1,487,958	743,938	46,861
Current portion of mandatorily redeemable preferred stock	1,200,000	840,000	360,000
Total current liabilities	4,994,395	3,941,334	2,705,242
Long-term debt	—	—	60,900
Long-term debt, related party	834,406	1,567,111	753,439
Mandatorily redeemable preferred stock	1,502,788	1,862,788	2,211,694
Commitments and contingencies	—	—	—
Stockholders’ deficit:
Preferred stock; 10,000,000 shares authorized;	—	—	—
Series A $.001 par: 2,900,000 shares authorized
Series B $.001 par: 1,200,000 shares authorized
No shares issued and outstanding, respectively
Common stock; $.001 par; 25,000,000 shares authorized; 5,619,776; 3,925,288 and 3,799,294 shares issued and outstanding, respectively	5,619	3,925	3,799
Additional paid-in capital	2,685,682	2,124,200	1,872,338
Accumulated deficit	(9,337,922)	(7,322,360)	(5,586,088)
Preferred stock to be issued,
Series B; 780,250 shares	1,560,500	—	—
Common stock to be issued, 274,488 and 236,988 shares in 2006, 2005 and 2004	—	548,976	473,976
Total stockholders’ deficit	(5,086,121)	(4,645,259)	(3,235,975)
Total liabilities and stockholders’ deficit	$2,245,468	$2,725,974	$2,495,300

FIRESTONE COMMUNICATIONS, INC.

STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues	$1,821,140	$5,886,292	$6,756,586	$1,673,961
Cost of revenues	1,782,908	5,176,178	5,885,044	1,949,697
Gross profit (loss)	38,233	710,114	871,542	(275,736)
Operating expenses:
Advertising expenses	88,335	194,240	228,734	150,990
General and administrative expenses	1,860,891	1,688,923	2,081,024	1,601,334
Total operating expenses	1,949,226	1,883,164	2,309,758	1,752,324
Loss from operations	(1,910,994)	(1,173,050)	(1,438,216)	(2,028,060)
Other income (expenses):
Interest expense	(304,681)	(204,134)	(290,443)	(131,463)
Other income (expense), net	200,113	110,985	(7,613)	22,306
Total other expenses	(104,568)	(93,148)	(298,056)	(109,157)
Net loss	$(2,015,562)	$(1,266,198)	$(1,736,272)	$(2,137,217)
Basic and diluted loss per common share	$(0.48)	$(0.33)	$(0.45)	$(0.56)
Weighted average common shares outstanding	4,235,559	3,799,294	3,873,510	3,797,705

FIRESTONE COMMUNICATIONS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2005 and 2004

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stock to be issued				Total Stockholders’ Deficit
					Series B Preferred Stock		Common Stock
	Shares	Amount			Shares	Amount	Shares	Amount
Balance at January 1, 2004	3,789,294	$3,789	$1,852,348	$(3,448,871)	—	$—	71,155	$142,310	$(1,450,424)
Net loss	—	—	—	(2,137,217)	—	—	—	—	(2,137,217)
Common stock to be issued for cash	—	—	—	—	—	—	125,000	250,000	250,000
Common stock to be issued for long-term debt conversion	—	—	—	—	—	—	40,833	81,666	81,666
Common stock issued for services	10,000	10	19,990	—	—	—	—	—	20,000
Balance at December 31, 2004	3,799,294	3,799	1,872,338	(5,586,088)	—	—	236,988	473,976	(3,235,975)
Net loss	—	—	—	(1,736,272)	—	—	—	—	(1,736,272)
Common stock to be issued for services	—	—	—	—	—	—	37,500	75,000	75,000
Common stock issued for services	125,994	126	251,862	—	—	—	—	—	251,988
Balance at December 31, 2005	3,925,288	3,925	$2,124,200	(7,322,360)	—	—	274,488	548,976	(4,645,259)
Net loss	—	—	—	(2,015,562)	—	—	—	—	(2,015,562)
Common stock issued from exercise of stock options	1,420,000	1,420	12,780	—	—	—	—	—	14,200
Preferred stock issued for cash	—	—	—	—	780,250	1,560,500	—	—	1,560,500
Common stock issued for services	274,488	274	548,702	—	—	—	(274,488)	(548,976)	0
Balance at September 30, 2006	5,619,776	$5,619	$2,685,682	$(9,337,922)	780,250	$1,560,500	0	$0	$(5,086,121)

FIRESTONE COMMUNICATIONS, INC.

STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30		Year Ended December 31,
	2006	2005	2005	2004
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Operating Activities
Net loss	$(2,015,562)	$(1,266,198)	$(1,736,272)	$(2,137,217)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	378,624	338,109	482,917	327,623
Losses on disposals of property and equipment	—	—	40,928	37,731
Marketable Securities received in exchange for services	—	(60,000)	—	—
Common stock issued or to be issued for services	—	288,462	326,988	20,000
Mandatorily redeemable preferred stock issued for expenses	—	97,706	131,094	100,405
Changes in operating assets and liabilities:
Accounts receivable	59,156	4,078	(38,473)	(117,854)
Prepaid expenses and other assets	15,560	(26,848)	(15,357)	98,508
Programming rights, net of obligations	27,342	(30,022)	—	—
Accounts payable and accrued expenses	444,809	424,190	360,924	238,468
Deferred revenue	(48,893)	—	(170,874)	203,363
Net cash used in operating activities	(1,138,964)	(230,523)	(618,125)	(1,228,973)
Investing Activities
Proceeds from sales of property and equipment	—	—	25,000	—
Purchases of property and equipment	(3,500)	(626,330)	(779,977)	(265,201)
Net cash used in investing activities	(3,500)	(626,330)	(754,977)	(265,201)
Financing Activities
Proceeds received for preferred stock to be issued	1,560,500	—	—	—
Proceeds received for common stock	14,200	—	—	250,000
Net proceeds from (payments on) line-of-credit	(340,000)	(202,524)	(202,524)	812,524
Payments on long-term debt	(89,475)	(28,941)	(42,379)	(8,926)
Proceeds from borrowings on long-term debt	—	—	—	120,000
Payments on long-term debt, related party	11,316	(245,487)	(289,251)	—
Proceeds from borrowings on long-term debt, related party	—	1,300,000	1,800,000	306,966
Net cash provided by financing activities	1,156,541	823,049	1,265,846	1,480,564
Net increase (decrease) in cash and cash equivalents	14,077	(33,804)	(107,256)	(13,610)
Cash and cash equivalents at beginning of year	15,026	122,282	122,282	135,892
Cash and cash equivalents at end of year	$29,103	$88,478	$15,026	$122,282
Supplemental Disclosure of Cash Flow Information
Cash paid during the year for interest	$39,903	$37,546	$88,883	$65,788
Supplemental Disclosure of Non-cash Transactions
Conversion of long-term debt, related party to equity	$—	$—	$—	$81,666

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS

September 30, 2006 and 2005 (Unaudited) and December 31, 2005 and 2004 (audited)

A.    Basis of Presentation for Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and with the instructions to Form 10-Q and Regulation S-X for the nine-month periods ended September 30, 2006 and 2005 and reflect, in the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. The foregoing financial statements do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the notes to financial statements for the year ended December 31, 2005. The interim unaudited financial statements should be read in conjunction with the annual financial statements and accompanying notes for the year ended December 31, 2005. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

B.    Nature of Business

Organization

Firestone Communications, Inc. (the ‘‘Company’’) was incorporated in the state of Delaware on July 7, 2003, following the merger of Broadcast Links, Inc. and Hispanic Television Network, Inc. (the ‘‘Merger’’). The Company provides cable television broadcasting services, third-party network origination services, and third-party production services. The Company’s corporate offices are located in Fort Worth, Texas.

Management’s Plan

At December 31, 2005, the Company had a working capital deficit of $3,596,007 and stockholders’ deficit of $4,645,259. For the years ended December 31, 2005 and 2004, the Company incurred net losses of $1,736,272 and $2,137,217, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. However, at December 31, 2005, approximately $1,584,000 of the Company’s current liabilities (long-term debt, related party and mandatorily redeemable preferred stock) is due to a stockholder of the Company that has a vested interest in the continuation of the Company. Additionally, the Company’s line-of-credit totaling $700,000 is expected to be renewed during 2006, and therefore will not become due and payable. The line-of-credit is personally guaranteed by a stockholder of the Company and the personal guarantee is expected to be renewed as well.

Subsequent to year end, in July 2006, the Company has obtained approximately $1,560,500 in cash as a result of the issuance of Series B Voting Preferred Stock (the ‘‘Preferred Stock’’) and the issuance of convertible notes payable to various stockholders in order to provide adequate working capital (see Note Q).

The Company is also in negotiations with numerous potential customers to provide network origination and production services, all of which would provide additional cash flows during 2006 and 2007. Additionally, management entered into a non-binding agreement in March 2006 with a publicly-traded blank check company. Under the terms of the agreement, all of the outstanding stock of the Company would be acquired and the Company would be provided with additional funding for working capital purposes and to retire outstanding debts. The acquisition is contingent on the investment company completing a due diligence review of the Company and is expected to occur in November or December 2006; however, the Company has no assurance that the acquisition will be

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

B.    Nature of Business  –  continued

Management’s Plan  –  continued

successfully completed. Provided the acquisition is not successfully completed, additional sources of capital and/or financing may be required to assist the Company in meeting its future obligations. Based upon these conditions any substantial doubt about the Company’s ability to continue as a going concern has been alleviated for a reasonable period of time.

C.    Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Company had no such investments at December 31, 2005 and 2004.

Accounts Receivable

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Programming Rights and Obligations

The Company accounts for programming rights and obligations in accordance with SFAS No. 63, Financial Reporting by Broadcasters. Program rights are recorded as assets, at the gross amount of the related obligations, when the license period begins and the programs are available for broadcasting. Costs incurred in connection with the purchase of programs to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast subsequently are classified as non-current. The program costs are charged to operations over their estimated broadcast periods using the straight-line method.

If the projected future net revenues associated with a program are less than the current carrying value of the program rights due to poor ratings, the Company would be required to write-down the program rights assets to equal the amount of projected future net revenues. If the actual usage of the program rights is on a more accelerated basis than straight-line over the life of the contract, the Company would be required to write-down the program rights to equal the lesser of the amount of

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

C.    Summary of Significant Accounting Policies  –  continued

Programming Rights and Obligations  –  continued

projected future net revenues or the average cost per run multiplied by the number of remaining runs. Program obligations are classified as current or non-current in accordance with the payment terms of the license agreement. As of December 31, 2005 and 2004, all program rights and obligations were classified as current assets and liabilities given that the duration of the Company’s contracts generally do not extend beyond one year.

Property and Equipment

Property and equipment are carried at cost and depreciated over the estimated useful lives using the straight-line method of accounting. Major renewals and improvements are capitalized while expenditures for maintenance and repairs are expensed as incurred. Assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reflected in the operating results of the respective period.

The estimated useful lives of property and equipment are as follows:

Broadcasting equipment	7 years
Studio equipment	7 years
Other equipment	6 years
Furniture and fixtures	3 years

Mandatorily Redeemable Preferred Stock

The Company accounts for its mandatorily redeemable preferred stock in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which requires mandatorily redeemable equity instruments to be classified as liabilities and related dividends as interest expense when declared.

Revenue Recognition

Revenues are recognized in accordance with Securities and Exchange Commission (‘‘SEC’’) Staff Accounting Bulletin (‘‘SAB’’) No. 104, Revenue Recognition, which requires that persuasive evidence of an arrangement exist, delivery of the product has occurred, customer acceptance has been obtained, the fee is fixed or determinable and collectibility is reasonably assured. If the payment due from the customer is not fixed or determinable due to extended payment terms, revenue is recognized as payments become due from the customer, assuming all other criteria for revenue recognition are met. Any payments received prior to revenue recognition are recorded as deferred revenues. Any expected losses on contracts are recognized when identified.

Revenues of the Company are primarily generated by the following sources:

Television network subscription revenue is recognized each month when ¡Sorpresa! programming is delivered to the cable systems for distribution to their subscribers. It consists of the monthly fees earned under the MSO Agreements for each subscriber of ¡Sorpresa! programming. Since the number of subscribers is not determinable until MSO subscriber reports are received, Firestone’s management determines a reasonable revenue estimate each reporting month. Firestone receives subscriber count reports from MSO’s within 45 days following the end of the reporting month. Firestone’s estimates are then adjusted to reflect actual revenue earned. While the MSO Agreements govern the terms and conditions between Firestone and local cable systems, each local cable system independently makes the decision to distribute ¡Sorpresa!. The MSO Agreements provide for an introductory free carriage period in which no subscriber fees are paid to Firestone after a system’s launch of ¡Sorpresa!. During

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

C.    Summary of Significant Accounting Policies  –  continued

Revenue Recognition  –  continued

the introductory free carrage period, no revenue is recorded by Firestone since each local cable system has the right to launch or terminate the broadcasting of ¡Sorpresa! at any time during the MSO Agreement, thus making the revenue not fixed and determinable. As such, Firestone has chosen to delay recognition of revenue until such recognition meets the requirements of SAB 104.

Television network advertising revenue is recognized each month as the advertisement is aired. It consists of the fees earned by the sale of in-program advertising inventory on ¡Sorpresa!. The rate per in-program advertisement is set at the time of the advertising inventory purchase. Direct response and per inquiry advertising generates fees based on the number subscriber’s inquiries received by the advertiser. These fees are not determinable when aired and are recognized as payments are received from the advertiser.

Network operations service revenue is recognized each month as the service is provided. It consists of fees earned for distribution of third party network television programming to cable systems, DBS services and broadcasters throughout the United States. These arrangements are subject to long term agreements that range in term from one to ten years, provide for escalating payments over the term of the contract and require customers’ payment of monthly fees in advance of service. Advance payments are recorded as deferred revenue until such recognition meets the requirement of SAB 104. Firestone recognizes revenue using a straight-line method over the life of the contract. On occasion, Firestone offers network services to start-up companies, whereas collectiblity cannot be reasonably assured. In such cases, Firestone records revenue only to the extent of the amount which is deemed collectible on a monthly basis. Additional services such as occasional use of satellite bandwidth, uplink or downlink services are recognized in the month the service is provided.

Production services revenue is recognized in the month that production services are completed as defined by production contract. It consists of fees earned for video and audio production, post production, remote production and studio rental services. Advance payments are recorded as deferred revenue until such recognition meets the requirement of SAB 104.

Contractual arrangements are regularly reviewed for significant revenue recognition judgments, particularly in the area of multiple deliverable elements (‘‘multiple element arrangements’’). Where multiple element arrangements exist, contract revenue is allocated to the different elements based upon and in proportion to verifiable objective evidence of the fair value of the various elements, as governed under Emerging Issues Task Force Issue (‘‘EITF’’) No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. For the years ended December 31, 2005 and 2004, the Company had no such multiple element arrangements.

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

Deferred income taxes are accounted for using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income taxes are measured using enacted tax rates expected to apply to taxable income in years in which such temporary differences are expected to be recovered or settled. The effect on deferred income taxes of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

C.    Summary of Significant Accounting Policies  –  continued

Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share are calculated in accordance with SFAS No. 128, Earnings Per Share, whereas basic income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflects the potential dilution that could occur if accounts or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings or loss of the Company. For the years ended December 31, 2005 and 2004, the effects of such contracts have been excluded from the computations of diluted loss per common share as they are anti-dilutive.

Stock Options

The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion (‘‘APB’’) No. 25, Accounting for Stock Issued to Employees, and has adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the common stock and the exercise price of the option. If the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation during the year ended December 31, 2005 the net loss as reported would have increased by approximately $500.

Fair Value of Financial Instruments

In accordance with the reporting requirements of Statement of Financial Accounting Standard No. 107, Disclosures About Fair Value of Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to financial statements when the fair value is different than the carrying value of these financial instruments. The estimated fair values of the Company’s financial instruments, other than long-term debt, approximate the carrying amounts due to the relatively short maturity of these instruments. The carrying value of short and long-term debt also approximates fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

Impact of Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) will require the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements.

In March 2005, the SEC issued SAB No. 107, which provides guidance regarding the application of SFAS No. 123(R). SAB No. 107 expresses views of the staff regarding the interaction between SFAS No. 123(R), and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term, the accounting for certain redeemable financial instruments issued under

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

C.    Summary of Significant Accounting Policies  –  continued

Impact of Recently Issued Accounting Standards  –  continued

share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in management’s discussion and analysis, subsequent to adoption of SFAS No. 123(R).

In April 2005, the SEC approved a new rule that delays the effective date for SFAS No. 123(R) to annual periods beginning after June 15, 2005. The cumulative effect of the initial application of this statement, if any, is to be recognized as of the effective date. SFAS No. 123(R) allows for two alternative transition methods, the modified-prospective or the modified-retrospective application. Under the modified-prospective application, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date will be recognized as the requisite service is rendered over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for either recognition or pro-forma disclosure under SFAS No. 123. All new awards and awards that are modified, repurchased, or cancelled after the option date will be accounted for under the provisions of SFAS No. 123(R). Under the modified retrospective application, prior period financial statements are adjusted to give effect to the fair value based method of accounting for compensation cost for awards granted, modified or settled in cash on a basis consistent with the pro-forma disclosures required for those periods by SFAS No. 123, as amended by SFAS No. 148. The Company will adopt the modified prospective application and use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. The Company was required to adopt SFAS No. 123(R) effective January 1, 2006 and did not have a material effect on the financial condition or operating results of the Company upon adoption.

In December 2003, the FASB issued Financial Interpretation (‘‘FIN’’) No. 46(R), a revision to FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46R clarifies some of the provisions of FIN No. 46 and exempts certain entities from its requirements. FIN No. 46R was effective at the end of the first interim period ending after March 15, 2004. The adoption of FIN No. 46 and FIN No. 46(R) had no impact on the financial condition or operating results of the Company.

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

D.    Property and Equipment

At December 31, property and equipment consisted of the following:

	2005	2004
Broadcasting equipment	$2,462,776	$2,300,588
Studio equipment	651,370	139,034
Other equipment	116,218	118,821
Furniture and fixtures	31,065	9,332
Total property and equipment	3,261,429	2,567,775
Less accumulated depreciation	942,225	479,703
Property and equipment, net	$2,319,204	$2,088,072

Depreciation expense approximated $483,000 and $328,000 for the years ended December 31, 2005 and 2004, respectively. The Company disposed of property and equipment with a net book value of approximately $37,000 and $66,000 for the years ended December 31, 2005 and 2004, respectively.

E.    Lines-of-Credit

At December 31, lines-of credit consisted of the following:

	2005	2004
Line-of-credit with a bank in the amount of $850,000, issued on September 29, 2004 with a maturity date of August 29, 2005, bearing interest at the bank’s prime (5.25% at December 31, 2004) plus 1.00%, and guaranteed by a Company stockholder.	$—	$812,524
Line-of-credit with a bank in the amount of $90,000, issued on April 22, 1999 with a maturity date of August 6, 2003, bearing interest at 10.00%, secured by Company equipment and guaranteed by a Company stockholder.	—	90,000
Line-of-credit with bank in the amount of $700,000, issued on September 21, 2005 with a maturity date of August 21, 2006, bearing interest at the Wall Street Journal prime (7.25% at December 31, 2005), and guaranteed by a Company stockholder.	700,000	—
Total lines-of-credit	$700,000	$902,524

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

F.    Long – Term Debt

At December 31, long-term debt consisted of the following:

	2005	2004
Note payable to an individual, re-issued on January 1, 2005 with a stated interest rate of 7.00% and a maturity date of November 1, 2006. The note payable is in default and accruing interest at 25.00% commencing on September 11, 2005. The note payable is unsecured and contains a conversion feature into common stock, at $2.00 per common share, at the discretion of the Company.	$89,475	$131,854
Note payable to an individual, issued on December 21, 2000 with a maturity date of June 21, 2002. The note payable is in default and accrues interest at 14.50% commencing on June 21, 2002, and is convertible to common stock in the event of default, a significant change in control, or by request of the debt holder; however the debt holder has not yet requested conversion. The debt also contains a warrant feature, which expires on June 20, 2007, and is exercisable at the most recent purchase price used by the Company which is considered arms length. The right to exercise such warrants and the number of warrants which can be exercised is contingent on a significant change in the Company’s equity structure as defined in the note agreement.	100,000	100,000
Total debt	189,475	231,854
Less current portion	189,475	60,900
Total long-term debt	$—	$170,954

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

G.    Long – Term Debt, Related Party

At December 31, long-term debt, related party consisted of the following:

	2005	2004
Debt with a related party, issued on January 20, 2005 with a maturity date of January 20, 2007, payable in monthly payments approximating $35,000, bearing interest at 6.25%, and secured by substantially all of the Company’s assets.	$777,295	$—
Debt with a related party, issued on August 1, 2003 with a maturity date of July 1, 2010, payable in monthly principal payments approximating $12,000 plus accrued interest at 6.5% commencing on July 1, 2005, and secured by substantially all of the assets of the Company.	533,754	800,300
Debt with a related party, issued on September 20, 2005 with a maturity date of August 1, 2008, payable in monthly principal payments of $50,000 plus accrued interest at 7.00% commencing on January 1, 2007, and secured by substantially all of the Company’s assets. The debt also contains a conversion feature into common stock, at $2.00 per common share, at the discretion of the related party.	1,000,000	—
Total debt, related party	2,311,049	800,300
Less current portion	743,938	46,861
Total long-term debt, related party	$1,567,111	$753,439

Future annual maturities of the long-term debt, related party are approximately as follows:

2006	$744,000
2007	768,000
2008	550,000
2009	150,000
2010	99,000
Total long-term debt, related party	$2,311,000

H.    Mandatorily Redeemable Preferred Stock

Prior to 2004, the Company issued 2,400,000 shares of mandatorily redeemable preferred stock bearing dividends at a rate of 5.00% and 4.00% for each of the years ended December 31, 2005 and 2004, respectively. The mandatorily redeemable preferred stock matures in 2010, at a redemption price of $1 per share plus any accumulated dividends thereon. Dividends on the mandatorily redeemable preferred stock were paid through March 2005 via the issuance of additional shares of mandatorily redeemable preferred stock. During the years ended December 31, 2005 and 2004, the Company issued 131,094 and 100,405 shares of mandatorily redeemable preferred stock for dividend payments.

Beginning April 2005, the Company was required to make quarterly mandatorily redemption payments to the holder of the mandatorily redeemable preferred at a rate of 5.00% of the initial aggregate face value of $2,400,000. As of December 31, 2005, the Company had not made any of these

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

H.    Mandatorily Redeemable Preferred Stock  –  continued

mandatory redemption payments. In the event of reorganization, dissolution, acquisition, or other stock transactions, the mandatorily redeemable preferred stockholder shall receive preference to the holders of common stock of any distributions thereon. The Company has 10,000,000 shares of $.001 par value mandatorily redeemable preferred stock authorized, of which 2,702,788 and 2,571,694 shares were outstanding as of December 31, 2005 and 2004, respectively.

Future annual maturities of the mandatorily redeemable preferred stock approximate the following:

2006	$840,000
2007	480,000
2008	480,000
2009	480,000
2010	423,000
Total mandatorily redeemable preferred stock	$2,703,000

I.    Common Stock to be Issued

As of December 31, 2005 and 2004, the Company had 274,488 and 236,988 shares of common stock, respectively, to be issued to shareholders for cash purchases, services rendered as well as a result of the Merger (see Note B). These shares were issued in March 2006.

J.    Asset Valuation Allowances

The Company’s asset valuation allowances consisted of the following as of December 31:

	Accounts Receivable	Deferred Income Tax Asset
Balance at December 31, 2003	$—	$6,032,446
Additions	—	797,012
Recoveries	—	—
Balance at December 31, 2004	—	6,829,458
Additions	109,000	442,873
Recoveries	—	—
Balance at December 31, 2005	$109,000	$7,272,331

K.    Income Taxes

In accordance with SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amounts used for income tax purposes.

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

K.    Income Taxes  –  continued

The primary components of the deferred income tax asset, net, at December 31, were as follows:

	2005	2004
Net operating loss carryforwards	$7,003,526	$6,620,592
Property and equipment	39,426	59,746
Other assets, net	229,379	149,120
Total deferred income taxes, net	7,272,331	6,829,458
Less valuation allowance	7,272,331	6,829,458
Deferred income tax asset, net	$—	$—

As of December 31, 2005, the Company had net operating loss carryforwards of approximately $20,600,000 for federal income tax purposes, which if unused will expire in years 2010 through 2025. Unused net operating loss carryforwards may provide future tax benefits, although there can be no assurance that these net operating losses can be recognized in the future. Accordingly, due to the fact that it is not more likely than not that the deferred tax assets can be realized, a valuation allowance has been established to reduce the net deferred tax assets to zero. The Company’s actual income tax expense (benefit) differs from the expected tax expense (benefit) using statutory tax rates primarily due to changes in the valuation allowance.

Subsequent to year-end, the Company entered into a non-binding agreement with a publicly-traded blank check company (see Note Q). This merger could impact the Company’s ability to utilize its net operating loss carryforwards in future periods.

L.    Stock Options

Prior to 2004, the Company adopted an incentive stock option plan (the ‘‘Plan’’) for employees and other Company representatives. The Plan is administered by the Company’s Board of Directors which has the exclusive power to select individuals to receive grants and to establish the terms of the options. The Plan provides that options may be granted up to 1,420,000 shares of the Company’s common stock and are generally immediately vested. Options issued under this Plan are non-qualified.

At December 31, 2005 and 2004, stock options totaling 1,420,000 and 1,370,000, respectively, had been granted with an exercise price of $.01 per share and expiration dates ranging from 2013 to 2015. All of the Company’s outstanding options were exercisable as of December 31, 2005.

Following is a summary of options for the years ended December 31:

	2005	Weighted Average Exercise Price	2004	Weighted Average Exercise Price
Outstanding at beginning of year	1,370,000	$0.01	1,370,000	$0.01
Granted	50,000	0.01	—	—
Expired	—	—	—	—
Exercised	—	—	—	—
Outstanding at end of year	1,420,000	0.01	1,370,000	0.01
Exercisable at end of year	1,420,000	$0.01	1,370,000	$0.01
Weighted-average remaining contractual life	8.04 years

In July, 2006, stock options totaling 1,420,000 shares were exercised. No options were granted or expired in the nine month period ended September 30, 2006.

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

L.    Stock Options  –  continued

Information regarding pro-forma net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model, which was developed for use in estimating the fair value of traded options. The fair value of options granted during 2005 was estimated using the following weighted average assumptions for the year ended December 31, 2005:

Volatility	50.0%
Weighted-average expected lives	5 years
Expected dividend yield	—
Weighted-average risk free rates	3.5%

Management has determined the value of the Company’s common stock did not exceed $0.01 per share using various valuation methods including book value, net asset valuation, discounted cash flows, and an evaluation of comparable companies.

M.    Commitments and Contingencies

The Company is involved, from time to time, in various suits and claims arising in the normal course of business. In management’s opinion, the ultimate outcome of these items will not have a material adverse effect on the Company’s financial position or results of operations.

The Company leases certain equipment under various operating leases expiring at various times through 2010. Lease expense totaled approximately $1,341,000 and $763,000 for the years ended December 31, 2005 and 2004, respectively. Future annual minimum lease obligations as of December 31, 2005, approximate the following:

2006	$1,389,000
2007	1,382,000
2008	1,174,000
2009	1,132,000
2010	1,130,000
Total future minimum lease obligations	$6,207,000

During September 2005 the Company entered into employment agreements whereby certain employees are entitled to 10% of their annual compensation as bonuses, provided the Company meets certain operational measures. As of December 31, 2005, the Company has not yet met these performance measures; therefore, no accrual for these bonuses was recorded. The Company’s maximum exposure under these agreements is approximately $52,000 based on the 2005 annual salaries of these employees.

N.    Related Party Transactions

The Company has long-term debt with a related party which approximated $2,311,000 and $800,000 at December 31, 2005 and 2004, respectively (see Note G).

The Company also leases its primary operating facility from a corporation controlled by a related party and this lease expires in 2008. Lease expense for this facility approximated $181,000 for each of the years ended December 31, 2005 and 2004, paid via the issuance of the Company’s common stock.

FIRESTONE COMMUNICATIONS, INC.
NOTES TO FINANCIAL STATEMENTS  (continued)

O.    Employee Benefit Plan

In March 2005 the Company adopted a 401(k) profit sharing retirement plan (the ‘‘Benefit Plan’’). All full-time employees who meet certain age and length of service requirements are eligible to participate. The Benefit Plan vests 25% a year after two years of completed service and the Company’s matching requirement is 25% of the participant’s contribution not to exceed 4.00% of the participant’s annual salary. For the year ended December 31, 2005, the Company expensed approximately $11,000 related to Benefit Plan administrative expenses and Company matching contributions.

P.    Risk Concentrations

The Company maintains deposits primarily in two financial institutions, which at times may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 the Company had approximately $105,000 of uninsured deposits. There were no uninsured deposits at December 31, 2005 and the Company has not experienced any losses with respect to uninsured balances.

At December 31, 2005, four customers accounted for approximately 74% of the accounts receivable balance. Three customers accounted for approximately 88% of the accounts receivable balance at December 31, 2004.

For the year ended December 31, 2005, one customer accounted for approximately 78% of the Company’s revenues. Three customers accounted for approximately 83% of the Company’s revenues for the year ended December 31, 2004.

Q.    Subsequent Events

In March 2006 the Company was granted a settlement agreement by the court system in regards to a lawsuit that it filed in March 2005 against one of its significant customers related to a breach of certain contract terms. The settlement agreement provides that the Company receive lump-sum payments totaling $950,000 during 2006. Management believes the balance is not collectible given the Company’s history with the customer and the customer’s current financial condition. Therefore, no amounts have been recorded as of December 31, 2005.

Also, during March 2006, management entered into a non-binding agreement with a publicly-traded blank check company. Under the terms of the agreement, all of the outstanding stock of the Company would be acquired and the Company would be provided with additional funding for working capital purposes and to retire outstanding debts. The agreement is contingent on the investment company completing a due diligence review of the Company (See Management’s Plan in Note B).

In July 2006, the Company’s board of directors authorized 800,000 shares of Preferred Stock, and an additional 400,000 shares of Preferred Stock was authorized in September 2006. The Preferred Stock, which has a par value of $0.001, is voting, non-redeemable, and a dividend rate of 12% payable in cash or in kind at the discretion of the Company. The Preferred Stock is convertible into shares of common stock upon a change of control of the Company, as defined in the Preferred Stock agreement. As of September 30, 2006, the Company has received $1,560,500 in cash as a result of the issuance of Series B Preferred Stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Juniper Partners Acquisition Corp.
New York, New York

We have audited the accompanying balance sheet of Juniper Partners Acquisition Corp. (a corporation in the development stage) as of December 31, 2005, and the related statements of operations, stockholders’ equity and cash flows for the period from inception (February 3, 2005) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the Company’s Certificate of Incorporation provides for mandatory liquidation of the Company in the event that the Company does not consummate a business combination within 12 months from the date of the consummation of its initial public offering (‘‘Offering’’) (such date was July 20, 2006) or 18 months from the consummation of the Offering if certain extension criteria have been satisfied (such date would be January 20, 2007).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Juniper Partners Acquisition Corp. as of December 31, 2005, and the results of its operations and cash flows for the period from inception (February 3, 2005) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company would continue as a going concern. As discussed in Note 2 to the financial statements, the Company is required to consummate a business combination by January 20, 2007. The possibility of such business combination not being consummated raises substantial doubt as to its ability to continue as a going concern, and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
New York, New York
March 14, 2006 (except as to Note 2 which is as of August 15, 2006)

Juniper Partners Acquisition Corp.
(a corporation in the development stage)
Balance Sheets

	September 30, 2006	December 31, 2005
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$202,649	$939,203
U.S. Government Securities held in Trust Fund (Note 2)	15,263,297	14,746,925
Prepaid expenses	25,933	54,375
Total current assets	15,491,879	15,740,503
Deferred acquisition costs (Note 2)	634,709	—
Current and total assets	$16,126,588	$15,740,503
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accrued acquisition costs (Note 2)	$260,420	$—
Accounts payable and accrued expenses	38,798	29,346
Income taxes payable (Note 6)	21,675	9,400
Total current liabilities	320,893	38,746
Common stock, subject to possible conversion, 574,713 shares at conversion value (Note 2)	3,051,133	2,947,910
Commitments (Note 7)
Stockholders’ Equity (Notes 2, 3, 8 and 9):
Preferred stock, par value $.0001 per share, 5,000 shares authorized, 0 shares issued and outstanding at June 30, 2006 and December 31, 2005	—	—
Common stock, par value $.0001 per share, 20,000,000 shares authorized, 548,100 shares issued and outstanding at June 30, 2006 and December 31, 2005	55	55
Common stock, Class B, par value $.0001 per share, 5,000,000 shares authorized, 2,875,000 shares issued and outstanding (which includes 574,713 shares subject to possible conversion)	288	288
Additional paid-in-capital	12,634,197	12,737,420
Earnings accumulated during the development stage	112,759	15,161
Accumulated other comprehensive income	7,263	923
Total stockholders’ equity	12,754,562	12,753,847
Total liabilities and stockholders’ equity	$16,126,588	$15,740,503

See Notes to Financial Statements

Juniper Partners Acquisition Corp.
(a corporation in the development stage)
Statements of Operations

	For the nine months ended September 30, 2006	From inception (February 3, 2005) to September 30, 2005	From inception (February 3, 2005) to December 31, 2005	From inception (February 3, 2005) to September 30, 2006
	(Unaudited)	(Unaudited)		(Unaudited)
Revenue	$—	$—	$—	$—
Operating expenses:
General and administrative expenses (Notes 6 and 7)	378,598	113,813	211,544	590,142
Loss from operations	(378,598)	(113,813)	(211,544)	(590,142)
Interest income	528,196	100,671	236,105	764,301
Income (loss) before provision for income taxes	149,598	(13,142)	24,561	174,159
Provision for income taxes (Note 6)	52,000	—	9,400	61,400
Net income (loss)	97,598	(13,142)	15,161	112,759
Accretion of Trust Fund relating to Class B common stock subject to possible conversion	(103,223)	(19,507)	(45,612)	(148,835)
Net loss attributable to other Class B stockholders and common stockholders	$(5,625)	$(32,649)	$(30,451)	$(36,076)
Weighted average Class B common shares outstanding subject to possible conversion	574,713	171,997	283,593
Net income per Class B common share subject to possible conversion, basic and diluted	$0.18	$0.11	$0.16
Weighted average number of shares outstanding, basic and diluted	2,848,387	851,536	1,404,880
Net loss per share, basic and diluted	$—	$(0.04)	$(0.02)

See Notes to Financial Statements

Juniper Partners Acquisition Corp.
(a corporation in the development stage)
Statements of Stockholders’ Equity

	Common Stock		Common Stock, Class B		Additional Paid-In Capital	Earnings accumulated during the development stage	Accumulated other comprehensive income
	Shares	Amount	Shares	Amount				Total
Balance, February 3, 2005 (inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of Common Stock to initial stockholders	100	—	—	—	500	—	—	500
Issuance of 1,625,000 Warrants at $0.05 per Warrant	—	—	—	—	81,250	—	—	81,250
Sale of 274,000 Series A units and 1,437,500 Series B units and underwriter’s unit purchase option through public offering, net of underwriter’s discount and offering expenses (Note 3)	548,000	55	2,875,000	288	12,701,282	—	—	12,701,625
Accretion of Trust Fund relating to Class B common stock subject to possible conversion	—	—	—	—	(45,612)	—	—	(45,612)
Net income for the period	—	—	—	—	—	15,161	—	15,161
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	923	923
Comprehensive income								16,084
Balance, December 31, 2005	548,100	55	2,875,000	288	12,737,420	15,161	923	12,753,847
Accretion of Trust Fund relating to Class B common stock subject to possible conversion (unaudited)	—	—	—	—	(103,223)	—	—	(103,223)
Net income for the period (unaudited)	—	—	—	—	—	97,598	—	97,598
Unrealized gain on available-for-sale securities (unaudited)	—	—	—	—	—	—	6,340	6,340
Comprehensive income (unaudited)								103,938
Balance, September 30, 2006 (unaudited)	548,100	$55	2,875,000	$288	$12,634,197	$112,759	$7,263	$12,754,562

See Notes to Financial Statements

Juniper Partners Acquisition Corp.
(a corporation in the development stage)
Statements of Cash Flows

	For the nine months ended September 30, 2006	From inception (February 3, 2005) to September 30, 2005	From inception (February 3, 2005) to December 31, 2005	From inception (February 3, 2005) to September 30, 2006
	(Unaudited)	(Unaudited)		(Unaudited)
OPERATING ACTIVITIES
Net income (loss) for the period	$97,598	$(13,142)	$15,161	$112,759
Amortization of discount on U.S. Government Securities held in Trust Fund	(510,032)	(98,286)	(227,252)	(737,283)
Changes in operating asset and liabilities:
Decrease (increase) in prepaid expenses	28,442	(79,465)	(54,375)	(25,933)
Increase in accounts payable and accrued expenses	9,452	31,675	29,346	38,798
Increase in income taxes payable	12,275	—	9,400	21,675
Net cash used in operating activities	(362,265)	(159,218)	(227,720)	(589,984)
INVESTING ACTIVITIES
Purchases of U.S. Government Securities held in Trust Fund	(44,805,382)	(14,518,750)	(14,518,750)	(71,949,133)
Maturity of U.S. Government Securities held in Trust Fund	44,805,382	—	—	57,430,382
Deferred acquisition costs	(374,289)	—	—	(374,289)
Net cash used in investing activities	(374,289)	(14,518,750)	(14,518,750)	(14,893,040)
FINANCING ACTIVITIES
Proceeds from issuance of common stock to initial stockholders	—	500	500	500
Proceeds from issuance of warrants	—	81,250	81,250	81,250
Proceeds from note payable to affiliate	—	81,250	81,250	81,250
Repayment of note payable to affiliate	—	(81,250)	(81,250)	(81,250)
Proceeds from issuance of underwriter’s unit purchase option	—	100	100	100
Net proceeds from sale of units through public offering	—	15,603,823	15,603,823	15,603,823
Deferred registration costs	—	65,172	—	—
Net cash provided by financing activities	—	15,750,845	15,685,673	15,685,673
Net increase (decrease) in cash and cash equivalents	(736,554)	1,072,877	939,203	202,649
Cash and Cash Equivalents
Beginning of period	939,203	—	—	—
End of period	$202,649	$1,072,877	$939,203	$202,649
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$39,725	$—	$—	$39,725
Supplemental disclosure of non-cash activity:
Accrued Registration Costs	$—	$65,172	$—	$—
Accrued Acquisition Costs	$260,420	$—	$—	$260,420
Accretion of Trust Fund relating to Class B common stock subject to possible conversion	$103,223	$19,507	$45,612	$148,835

See Notes to Financial Statements

JUNIPER PARTNERS ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying balance sheet as of September 30, 2006 and the statements of operations and cash flows for the nine months ended September 30, 2006, for the period from inception (February 3, 2005) to September 30, 2005 and for the period from inception (February 3, 2005) to September 30, 2006 are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. In the opinion of management, all adjustments (consisting primarily of normal accruals) have been made that are necessary to present fairly the financial position of the Company. The information described in the notes to the financial statements for these periods is also unaudited. Operating results for the interim periods presented are not necessarily indicative of the results to be expected for a full year.

NOTE 2 – ORGANIZATION AND BUSINESS OPERATIONS

Juniper Partners Acquisition Corp. (the ‘‘Company’’) was incorporated in Delaware on February 3, 2005 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with a currently unidentified operating business.

The Company is considered to be a development stage company and as such the financial statements presented herein are presented in accordance with Statement of Financial Accounting Standards (‘‘SFAS’’) No. 7.

The registration statement for the Company’s initial public offering (‘‘Offering’’) was declared effective July 13, 2005. On July 20, 2005, the Company consummated the Offering of 250,000 Series A Units (‘‘Series A Units’’) and 1,250,000 Series B Units (‘‘Series B Units’’). On July 29, 2005, the Company consummated the closing of an additional 16,000 Series A Units and 187,500 Series B Units which were subject to the over-allotment option. On August 26, 2005, the Company consummated the further closing of an additional 8,000 Series A Units which were subject to the over-allotment option. The Offering generated total net proceeds of approximately $15.6 million. Of this amount, $14,518,750 was placed in trust. The Company’s management has broad authority with respect to the application of the proceeds of such Offering although substantially all of the proceeds of such offering are intended to be applied generally toward consummating a merger with or acquisition of an operating business (a ‘‘Business Combination’’). Pending such a Business Combination, substantially all of the proceeds of the Offering are required to be held in trust (‘‘Trust Fund’’) to be returned to the holders of Class B common stock if a Business Combination is not contracted in 12 months (July 20, 2006), or consummated in 18 months (January 20, 2007), subsequent to the initial public offering (the ‘‘Target Business Acquisition Period’’). In the event there is no Business Combination, the Company will dissolve and any remaining net assets, after the distribution of the Trust Fund to Class B stockholders, will be distributed to the holders of common stock sold in the Offering. The Company has satisfied the extension criteria.

The Company, after signing a definitive agreement for a Business Combination, is obliged to submit such transaction for approval by a majority of the Class B common stockholders of the Company. Class B stockholders that vote against such proposed Business Combination are, under certain conditions, entitled to convert their shares into a pro-rata distribution from the Trust Fund (the ‘‘Conversion Right’’). In this respect, $3,051,133 (including accretion aggregating $148,835 through September 30, 2006) and $2,947,910 has been classified as common stock subject to possible conversion at September 30, 2006 and December 31, 2005, respectively. In the event that holders of a majority of the outstanding shares of Class B common stock vote for the approval of the Business Combination and holders owning 20% or more of the outstanding Class B common stock do not exercise their Conversion Rights, the Business Combination may then be consummated. Upon completion of such Business Combination and the payment of any Conversion Rights (and related cancellation of Class B common stock), the remaining shares of Class B common stock would be converted to common stock.

JUNIPER PARTNERS ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 – ORGANIZATION AND BUSINESS OPERATIONS (Continued)

Recent Events

On August 15, 2006, the Company entered into a stock purchase agreement to acquire all of the outstanding shares of common stock of Firestone Communications, Inc. (‘‘Firestone’’) (the ‘‘Merger’’). The agreement with Firestone specifies that the total purchase price for the Firestone shares will be 2,800,000 shares of common stock, to be adjusted based on the amount of certain Firestone outstanding payables upon consummation of the Merger, and warrants to purchase 250,000 shares of Juniper Common Stock. After giving effect to the Merger and assuming there is no downward adjustment for accounts payable and that no Juniper Class B common stockholder votes against the Merger and converts his or her shares to cash, the existing Juniper stockholders will own approximately 55% of the then issued and outstanding common stock of the combined company. Further contingent consideration may be issued to Firestone shareholders based on the achievement of certain future milestones of the combined company.

The proposed Merger is subject to, among other things, the filing of definitive proxy materials with the Securities and Exchange Commission and approval of the Merger by the Company’s Class B stockholders. The Company filed a Joint Proxy Statement/Form S-4 Registration Statement on September 21 and an amendment on November 6, 2006. There can be no assurance that the Merger will be consummated. As of September 30, 2006 the Company has incurred and deferred $634,709 of costs related to the Merger, $260,420 of which was unpaid as of that date.

NOTE 3 – OFFERING

In its initial public offering, effective July 13, 2005, the Company sold to the public an aggregate of 274,000 Series A Units and 1,437,500 Series B Units at a price of $10.50 and $10.10 per unit, respectively. Proceeds from the initial public offering, totaled approximately $15.6 million, which was net of $1,791,927 in underwriting and other expenses. Each Series A Unit consists of two shares of the Company’s common stock, five Class W Redeemable Warrants (a ‘‘Class W Warrant’’), and five Class Z Redeemable Warrants (a ‘‘Class Z Warrant’’). Each Series B unit consists of two shares of the Company’s Class B common stock, one Class W Warrant, and one Class Z Warrant.

Both the Company’s common stock and Class B common stock have one vote per share. However, the Class B stockholders may, and the common stockholders may not, vote in connection with a Business Combination. Further, should a Business Combination not be consummated during the Target Business Acquisition Period, the Trust Fund would be distributed pro-rata to all of the Class B common stockholders and their Class B common shares would be cancelled and returned to the status of authorized but unissued shares.

Each Class W Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00, commencing on the later of (a) July 13, 2006 or (b) the completion of a business combination with a target business, or the distribution of the Trust Fund to the Class B stockholders.

The Class W Warrants will expire on July 13, 2010 or earlier upon redemption. Each Class Z Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $5.00, commencing on the later of (a) July 13, 2006 or (b) the earlier of the completion of a business combination with a target business, or the distribution of the Trust Fund to the Class B stockholders. The Class Z Warrants will expire on July 13, 2012 or earlier upon redemption. The Company may redeem the outstanding Class W Warrants and/or Class Z Warrants with the prior consent of HCFP/Brenner Securities LLC (‘‘HCFP’’), the representative of the underwriters of the Offering, in whole and not in part, at a price of $.05 per warrant at any time after the warrants become exercisable, upon a minimum of 30 days’ prior written notice of redemption, and if, and only

JUNIPER PARTNERS ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 3 – OFFERING (Continued)

if, the last sale price of the Company’s common stock equals or exceeds $7.50 per share and $8.75 per share, for a Class W Warrant and Class Z Warrant, respectively, for any 20 trading days within a 30 trading day period ending three business days before the Company sent the notice of redemption.

The Company has also sold to HCFP, as representative for the underwriters, for $100, an option (the ‘‘Underwriter’s Purchase Option’’ or ‘‘UPO’’) to purchase up to a total of 12,500 additional Series A Units and/or 62,500 additional Series B Units (see Note 9). The Series A Units and Series B Units issuable upon exercise of this option are identical to those in the Offering, except that the exercise price of the warrants included in the units are $5.50 per share (110% of the exercise price of the warrants included in the units sold to the public) and the Class Z Warrants shall be exercisable by HCFP for a period of only five years from the date of the Offering. The UPO is exercisable at $17.325 per Series A Unit and $16.665 per Series B Unit commencing on the later of (a) July 13, 2006 or (b) the completion of a business combination with a target business, and expires on July 12, 2010.

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Included in cash and cash equivalents are deposits with financial institutions as well as short-term money market instruments with maturities of three months or less when purchased.

Investments – U.S. Government Securities held in Trust Fund, with maturities exceeding three months, have been accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’. The Company classifies all debt securities and all investments in equity securities that have readily determinable fair values as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Such securities are reported at fair value, with unrealized gains or losses excluded from earnings and included in other comprehensive income, net of applicable taxes.

The Company’s investment held in trust at September 30, 2006 consists of an investment in United States of America government treasury securities, with a maturity date of October 19, 2006. The fair market value of the investment was $15,263,297 as of September 30, 2006, including $7,623 of unrealized income, which is reported as a component of other comprehensive income as of September 30, 2006. The fair market value of the restricted investment was $14,746,925 as of December 31, 2005, including $923 of unrealized income, which is reported as a component of other comprehensive income as of December 31, 2005. The Company recognized interest income of $510,032 during the nine months ended September 30, 2006, $227,252 for the period from inception (February 3, 2005) to December 31, 2005 and $737,283 for the period from inception (February 3, 2005) to September 30, 2006, from amortization of the discount on the investment which is included in interest income on the accompanying statements of operations.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Net Income (Loss) Per Share – Net income (loss) per share is computed based on the weighted average number of shares of common stock and Class B common stock outstanding.

Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average common shares outstanding for the period. Basic net income (loss) per share is calculated by dividing net income attributable to (1) common and Class B stockholders and (2) Class B common stockholders subject to possible conversion by their weighted

JUNIPER PARTNERS ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

average number of common shares outstanding during the period. Calculation of the weighted average common shares outstanding during the period is comprised of 100 initial shares outstanding throughout the period from February 3, 2005 to September 30, 2006 and an additional 548,000 common shares, 2,300,287 Class B shares and 574,713 Class B shares subject to possible conversion outstanding after the effective date of the offering in July 2005. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Since the effect of outstanding warrants to purchase common stock is antidilutive, they have been excluded from the Company’s computation of net income (loss) per share. Therefore, basic and diluted income (loss) per share were the same for each of the respective periods presented.

Fair Value of Financial Instruments – The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107 approximate their carrying amounts presented in the accompanying balance sheets at September 30, 2006 and December 31, 2005.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Accumulated Other Comprehensive Income – Accumulated Other Comprehensive Income includes unrealized gains on U.S. Government Securities held in Trust Fund.

New Accounting Pronouncements – The Company does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 5 – NOTE PAYABLE TO AFFILIATE

In February 2005, the Company issued an $81,250 non-interest bearing, unsecured note payable to an affiliate of its stockholder. This note was repaid in full on July 21, 2005 from the proceeds of the Offering.

NOTE 6 – INCOME TAXES

Provision for income taxes consists of:

	For the nine months ended September 30, 2006	From inception (February 3, 2005) to September 30, 2005	From inception (February 3, 2005) to December 31, 2005	From inception (February 3, 2005) to September 30, 2006
Current:
Federal	$52,000	$—	$9,400	$61,400
	$52,000	$—	$9,400	$61,400

JUNIPER PARTNERS ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 6 – INCOME TAXES (Continued)

The Company’s activities since inception have not given rise to the state or local income taxes as the Company has not been engaged in a trade or business in any state and therefore does not have activities associated with the incurrence of state or local income taxes, considering, among other factors that the Company is a vehicle to effect a Business Combination, does not have any employees, does not compensate its officers and does not have a lease or incur rent for office space. Accordingly no provision for such state or local income taxes has been made on the accompanying financial statements. Upon consummation of a Business Combination the Company will evaluate its state and local income tax requirements based on the business activities at such time.

The Company is incorporated in Delaware and accordingly is subject to franchise taxes which are included in general and administrative expenses. During the nine months ended September 30, 2006 and for the period from inception (February 3, 2005) to September 30, 2005, Delaware franchise tax expense of $22,000 and $19,000, respectively, was incurred. During the period from inception (February 3, 2005) to December 31, 2005, $26,151 of Delaware franchise tax was incurred. Cumulatively, for the period from inception (February 3, 2005) to September 30, 2006, $48,151 of Delaware franchise tax expense was incurred.

NOTE 7 – COMMITMENTS

The Company pays an affiliate of a stockholder, $7,500 per month, commencing on the effective date of the Offering, for office, secretarial and administrative services. Amounts of $67,500 for the nine months ended September 30, 2006, $22,500 for the period from inception (February 3, 2005) to September 30, 2005, $45,000 for the period from inception (February 3, 2005) to December 31, 2005 and $112,500 for the period from inception (February 3, 2005) to September 30, 2006 were paid by the Company for such services.

The Company has engaged HCFP, on a non-exclusive basis, to act as its agent for the solicitation of the exercise of the Company’s Class W Warrants and Class Z Warrants. In consideration for solicitation services, the Company has agreed to pay HCFP a commission equal to 5% of the exercise price for each Class W Warrant and Class Z Warrant exercised more than one year after the date of the Offering if the exercise is solicited by HCFP. No solicitation services were provided by HCFP since inception (February 3, 2005) to September 30, 2006.

HCFP has been engaged by the Company to act as the Company’s non-exclusive investment banker in connection with a proposed Business Combination (Note 2). For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company is obligated to pay HCFP a cash transaction fee equal to 5% of the first $5 million of total consideration, as defined in the Underwriting Agreement, and 4% of total consideration paid over $5 million, with a maximum fee to be paid of $400,000. The recognition and payment of such fee is contingent upon consummation of the Merger and as a result no amounts for such fees are accrued at September 30, 2006.

NOTE 8 – PREFERRED STOCK

The Company is authorized to issue up to 5,000 shares of Preferred Stock with such designations, voting, and other rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 9 – WARRANTS AND OPTION TO PURCHASE COMMON STOCK

In February 2005, the Company issued Class W warrants to purchase 812,500 shares of the Company’s common stock, and Class Z warrants to purchase 812,500 shares of the Company’s common stock, for an aggregate purchase price of $81,250, or $0.05 per warrant.

JUNIPER PARTNERS ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 9 – WARRANTS AND OPTION TO PURCHASE COMMON STOCK (Continued)

The Class W warrants and Class Z warrants outstanding prior to the Offering, all of which are held by the Company’s initial securityholders or their affiliates, shall not be redeemable by the Company as long as such warrants continue to be held by such initial securityholders or their affiliates.

The Class W warrants entitle the holder to purchase shares at $5.00, subject to adjustment in certain circumstances, for a period commencing on the later of: (a) completion of the Business Combination and (b) July 13, 2006, and ending July 12, 2010.

The Class Z warrants entitle the holder to purchase shares at $5.00, subject to adjustment in certain circumstances, for a period commencing on the later of: (a) completion of the Business Combination and (b) July 13, 2006, and ending July 12, 2012.

The Company has issued an option, for $100, to HCFP/Brenner Securities LLC, the representative of the underwriters in the public offering, to purchase up to 12,500 Series A units at an exercise price of $17.325 per unit and/or up to 62,500 Series B units at an exercise price of $16.665 per unit. The Series A Units and Series B Units underlying the UPO will be exercisable in whole or in part solely at HCFP’s discretion, commencing on the later (i) July 13, 2006 and (ii) the consummation of a Business Combination and expire on July 12, 2010. The fair value of the option, inclusive of the receipt of the $100 cash payment, was accounted as an expense of the public offering resulting in a charge directly to stockholders’ equity. The Company estimated that the fair value of this option was approximately $220,000 using a Black-Scholes option pricing model. The fair value of the option granted was estimated as of the date of grant using the following assumptions: (i) expected volatility of 44.5%, (2) risk-free interest rate of 3.89% and (3) contractual life of five years. The option may be exercised for cash or on a ‘‘cashless’’ basis, at the holder’s option, such that the holder may use the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants and the market price of the units and underlying securities) to exercise the option without the payment of any cash. Each of the Series A Units and Series B Units are identical to the Series A Units and Series B Units sold in the Offering, except that the exercise price of the Class W Warrants and Class Z Warrants underlying the Series A Units and Series B Units shall only be exercisable until July 12, 2010.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

JUNIPER PARTNERS ACQUISITION CORP.,

FIRECOMM ACQUISITION, INC.,

FIRESTONE COMMUNICATIONS, INC.

and

CERTAIN OF THE STOCKHOLDERS OF
FIRESTONE COMMUNICATIONS, INC.

DATED AS OF AUGUST 15, 2006

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of August 15, 2006, by and among Juniper Partners Acquisition Corp., a Delaware corporation (‘‘Parent’’), Firecomm Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (‘‘Merger Sub’’), Firestone Communications, Inc., a Delaware corporation (‘‘Company’’), and each of the persons listed under the caption ‘‘Signing Stockholders’’ on the signature page hereof, such persons being certain of the stockholders of the Company (each a ‘‘Signing Stockholder’’ and, collectively, the ‘‘Signing Stockholders.’’

RECITALS

A.    Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2) and in accordance with the General Corporation Law of the State of Delaware (the ‘‘DGCL’’), Parent and Company intend to enter into a business combination transaction by means of a merger between Merger Sub and the Company in which the Company will merge with Merger Sub and be the surviving entity and a wholly owned subsidiary of Parent, through an exchange of all the issued and outstanding shares of capital stock of the Company for shares of common stock and warrants of Parent.

B.    The Boards of Directors of each of the Company, Parent and Merger Sub have determined that the Merger (as defined in Section 1.1) is fair to, and in the best interests of, their respective companies and their respective stockholders.

C.    The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows (defined terms used in this Agreement are listed alphabetically in Article IX, together with the Section and, if applicable, paragraph number in which the definition of each such term is located):

ARTICLE I

THE MERGER

1.1    The Merger.    At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into Company (the ‘‘Merger’’), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the ‘‘Surviving Corporation.’’

1.2    Effective Time; Closing.    Subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL a Certificate of Merger (the ‘‘Certificate of Merger’’) (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger, being the ‘‘Effective Time’’) as soon as practicable on or after the Closing Date (as herein defined). The term ‘‘Agreement’’ as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules hereto (including the Company Schedule and the Parent Schedule, as defined in the preambles to Articles II and III hereof, respectively). Unless this Agreement shall have been terminated pursuant to Section 8.1, the closing of the Merger (the ‘‘Closing’’) shall take place at the offices of Graubard Miller, counsel to Parent, 405 Lexington Avenue, New York, New York 10174-1901 at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the ‘‘Closing Date’’). Closing signatures may be transmitted by facsimile.

1.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4    Certificate of Incorporation; Bylaws.

(a)    At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated by the filing under the DGCL of an Amended and Restated Certificate of Incorporation of the Company in the form annexed hereto as Exhibit A, which, as so filed, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation.

(b)    Also, at the Effective Time, the Bylaws of Merger Sub, a copy of which is annexed hereto as Exhibit B, shall be the Bylaws of the Surviving Corporation.

1.5    Effect on Capital Stock.    Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and this Agreement and without any action on the part of Merger Sub, the Company or the holders of any of the securities of the Company, the following shall occur:

(a)    Conversion of Company Common Stock.    Other than any shares to be canceled pursuant to Section 1.5(d) and shares subject to appraisal rights in accordance with Section 1.17, each share of common stock, par value $0.001, of the Company (‘‘Company Common Stock’’) issued and outstanding immediately prior to the Effective Time will be automatically converted (subject to Section 1.5(g)) into the right to receive on the Closing Date (i) that number of shares of common stock, par value $0.0001, of Parent (‘‘Parent Common Stock’’) determined by dividing the Aggregate Parent Common Stock Number by the Outstanding Company Stock Number and (ii) that number of the warrants issuable pursuant Section 1.5(c) (‘‘Contingent Warrants’’) determined by dividing the aggregate number of Contingent Warrants so issued by the Outstanding Company Stock Number. The ‘‘Aggregate Parent Common Stock Number’’ shall mean 2,800,000 less the Stock Reduction Number. The ‘‘Outstanding Company Stock Number’’ shall mean the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, after giving effect to all exchanges of the Company’s outstanding shares of preferred stock, par value $0.001 (‘‘Company Preferred Stock’’) and exercises or conversions of other derivative securities into shares of Company Common Stock pursuant to Section 1.15 and including any shares subject to appraisal rights in accordance with Section 1.17. The ‘‘Stock Reduction Number’’ shall mean that number of shares of Parent Common Stock equal to one-fifth of the difference between the dollar amount of all accounts payable of the Company and the dollar amount of accounts payable of the Company due within 30 days, all determined as of the close of business on the last business day of the month preceding the month in which the Closing Date occurs. In no event shall the Stock Reduction Number exceed 300,000 shares.

(b)    Merger Warrants.    In addition to the right to receive shares of Parent Common Stock and Contingent Warrants pursuant to Section 1.5(a), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that was issued to persons who were previously holders of the Company’s Series B Preferred Stock (the ‘‘Specified Holders’’) upon the conversion of such shares of Series B Preferred Stock into shares of Company Common Stock pursuant to Section 1.15 shall be converted into the right to receive that number of warrants to purchase shares of Parent Common Stock (‘‘Merger Warrants’’) determined by dividing the Aggregate Merger Warrants Number by the Outstanding Specified Holders Stock Number. The term ‘‘Aggregate Merger Warrants Number’’ shall mean 250,000. The Merger Warrants shall have an exercise price of $5.00 per share and shall be identical in form to the Class W warrants and Class Z warrants issued by Parent pursuant to its Prospectus dated July 13, 2005. One-half of the Merger Warrants issued to each Specified Holder shall be in the form of Parent’s Class W warrants and one-half shall be in the form of Parent’s Class Z warrants. The term ‘‘Outstanding Specified Holders Stock Number’’ shall mean the aggregate number of shares of Company Common Stock issued to the Specified Holders upon the conversion of their shares of the Company’s Series B Preferred Stock pursuant to Section 1.15.

(c)    Contingent Warrants.

(i)    For each of the years 2007 and 2008 with respect to which the Surviving Corporation has revenues (which, for the purpose of this Section 1.5(c), shall not include revenues from acquisitions after the date of this Agreement except to the extent that such revenues are derived from the use of Firestone assets) exceeding the Revenue Target set forth below for such year, Parent shall issue to the holders of Company Common Stock immediately prior to the Effective Time (‘‘Effective Time Holders’’), in the aggregate, the number of warrants to purchase shares of Parent Common Stock set forth below with respect to such year:

Year	Revenue Target	Warrants
2007	$20,000,000	500,000
2008	$30,000,000	500,000

(ii)    For each of the years 2007 and 2008 with respect to which the average number of cable television and satellite television subscribers to the Surviving Corporation’s Sorpresa! Channel (determined as of the last day of each such year), as reported pursuant to Affiliation Agreements (as defined in Section 2.19(a)(iv)) with cable television and satellite television system operators, exceeds the Subscriber Target set forth below for such year, Parent shall issue to the Effective Time Holders, in the aggregate, the number of warrants to purchase shares of Parent Common Stock set forth below with respect to such year:

Year	Subscriber Target	Warrants
2007	3,500,000	500,000
2008	4,500,000	500,000

(iii)    If, in 2007, the Surviving Corporation exceeds either the Revenue Target for that year or the Subscriber Target for that year (each, a ‘‘Target’’), but not both, the warrants that would have been issued to such holders had the Target that had not been exceeded been exceeded shall be added to the number of warrants issuable in 2008 upon the applicable Target for such following year being exceeded and shall be issued to the Effective Time Holders if both Targets are exceeded in 2008. For purposes hereof, if a Target is not exceeded in 2007 but is exceeded in 2008, the Effective Time Holders shall be entitled to receive all of the warrants issuable with respect to such Target for both 2007 and 2008 if the other Target is exceeded in both years. To the extent any warrants are not so earned by the conclusion of 2008, they will no longer be issuable to the Effective Time Holders.

(iv)    The Contingent Warrants shall have an exercise price of $5.00 per share. One-half of the Contingent Warrants issued to each Effective Time Holder shall be in the form of Parent’s Class W warrants and one-half shall be in the form of Parent’s Class Z warrants and all Contingent Warrants shall be deemed to be Merger Warrants for all other purposes of this Agreement.

(v)    Contingent Warrants issuable pursuant to this Section 1.5(c) shall be issued to the Effective Time Holders within 30 days after the filing of Parent’s Annual Report on Form 10-K for the year with respect to which they are issued.

(d)    Cancellation of Treasury and Parent-Owned Stock.    Each share of Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(e)    Capital Stock of Merger Sub.    Each share of Common Stock, par value $0.0001, of Merger Sub (the ‘‘Merger Sub Common Stock’’) issued and outstanding immediately prior to the

Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of common stock of the Surviving Corporation.

(f)    Adjustments to Exchange Ratios.    The numbers of shares of Parent Common Stock and Merger Warrants that the holders of the Company Common Stock are entitled to receive as a result of the Merger shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the date hereof and prior to the Effective Time.

(g)    Fractional Shares and Warrants.    No fraction of a share of Parent Common Stock or Merger Warrant will be issued by virtue of the Merger, and each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock or Merger Warrant (after aggregating all fractional shares of Parent Common Stock and Merger Warrants that otherwise would be received by such holder) shall, upon compliance with Section 1.6, receive from Parent, in lieu of such fractional share, one (1) share of Parent Common Stock or one (1) Merger Warrant, as the case may be.

1.6    Surrender of Certificates; Uncertificated Shares.

(a)    Exchange Agent.    Continental Stock Transfer & Trust Company (‘‘Continental’’) shall be designated by the parties hereto to act as the exchange agent (the ‘‘Exchange Agent’’) in the Merger.

(b)    Parent to Provide Common Stock and Merger Warrants.    Promptly after the Effective Time, and in no event more than three (3) business days thereafter, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article I, the shares of Parent Common Stock and Merger Warrants issuable pursuant to Section 1.5 in exchange for outstanding shares of Company Common Stock and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.6(e).

(c)    Exchange Procedures.    The certificates representing the shares of Parent Common Stock and Merger Warrants issuable with respect to certificates for shares of Company Common Stock (‘‘Company Certificates’’) shall be issued to the holders of Company Certificates upon surrender of the Company Certificates in the manner provided in this Section 1.6 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and indemnity, if required) in the manner provided in Section 1.8). Each holder shall be issued separate certificates for such holder’s Escrow Shares (as defined in Section 1.11) and for the remaining number of shares of Parent Common Stock to which such holder is entitled. Promptly after the Effective Time, and in no event more than three (3) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of Company Certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive shares of Parent Common Stock and Merger Warrants pursuant to Section 1.5: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent and shall contain such other customary provisions as Parent may reasonably specify), and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for the certificates representing shares of Parent Common Stock and Merger Warrants to which the holder of such Company Certificates is entitled as a result of the Merger and any dividends or other distributions pursuant to Section 1.6(e). Upon surrender of Company Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Company Certificates shall be entitled to receive in exchange therefor such amounts of certificates representing the number of shares of Parent Common Stock and Merger

Warrants into which their shares of Company Common Stock were converted at the Effective Time, less the Escrow Shares, and any dividends or distributions payable pursuant to Section 1.6(e), and the Company Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Company Certificates will be deemed, from and after the Effective Time, to evidence only the right to receive the applicable number of shares of Parent Common Stock and Merger Warrants issuable pursuant to Sections 1.5(a) and 1.5(b).

(d)    Uncertificated Shares.    Not later than one (1) business day after the Effective Time, the Company shall provide to Parent, with a copy to the Exchange Agent, a list, certified as being true and complete by the Company’s Chief Financial Officer, of all holders of Company Common Stock whose shares thereof are not represented by certificates who are entitled to receive Parent Common Stock and Merger Warrants in exchange therefor as a result of the Merger, which list shall state the name, address and tax identification number of each such holder, the number of shares of Company Common Stock held by such holder that are uncertificated and the number of shares of Parent Common Stock and Merger Warrants such holder is entitled to receive with respect to such uncertificated shares. Parent shall thereupon issue to the Exchange Agent, in its capacity as stock transfer agent of the Company, an authorization to issue and deliver to the holders of such uncertificated shares of Company Common Stock the numbers of shares of Parent Common Stock and Merger Warrants that they are entitled to receive in exchange therefor as a result of the Merger and the Exchange Agent shall so issue and deliver such certificates representing such shares of Parent Common Stock and Merger Warrants to such holders as if such holders had delivered Certificates representing such shares of Company Common Stock to the Exchange Agent pursuant to Section 1.6(c).

(e)    Distributions With Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Company Certificates with respect to the shares of Parent Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such Company Certificates. Subject to applicable law, following surrender of any such Company Certificates with a properly completed letter of transmittal, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, the certificates representing shares of Parent Common Stock and Merger Warrants issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock.

(f)    Transfers of Ownership.    If certificates representing shares of Parent Common Stock and Merger Warrants are to be issued in a name other than that in which the Company Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Company Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Company Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(g)    Required Withholding.    Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as are required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(h)    Termination of Exchange Agent Obligations.    Parent Common Stock held by the Exchange Agent and Merger Warrants that have not been delivered to holders of Company

Certificates within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Company Certificates who have not theretofore complied with the exchange procedures outlined in and contemplated by this Section 1.6 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) for their claim for shares of Parent Common Stock and Merger Warrants and any dividends or distributions pursuant to Section 1.6(e) with respect to Parent Common Stock to which they are entitled.

(i)    No Liability.    Notwithstanding anything to the contrary in this Section 1.6, neither the Exchange Agent, Parent, the Surviving Corporation, the Company nor any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.7    No Further Ownership Rights in Company Stock.    All shares of Parent Common Stock and Merger Warrants issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.8    Lost, Stolen or Destroyed Certificates.    In the event that any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the certificates representing the shares of Parent Common Stock and Merger Warrants that the shares of Company Common Stock formerly represented by such Company Certificates were converted into and any dividends or distributions payable pursuant to Section 1.6(e); provided, however, that, as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock and Merger Warrants and other distributions, the owner of such lost, stolen or destroyed Company Certificates shall indemnify Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

1.9    Tax Consequences.    It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a ‘‘plan of reorganization’’ within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

1.10    Taking of Necessary Action; Further Action.    If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action.

1.11    Escrow.    As the sole remedy for the indemnity obligations set forth in Article VII, at the Closing, the Persons receiving shares of Parent Common Stock to be issued as a result of the Merger shall deposit in escrow, to be held for the period ending on the thirtieth day after the date that Parent files its Annual Report on Form 10-K for the year ended December 31, 2007 (the ‘‘Escrow Period’’) and for such further period as may be required pursuant to the Escrow Agreement referred to below, ten percent (10%) of the shares of Parent Common Stock received by such Persons as a result of the Merger (the ‘‘Escrow Shares’’), which shares shall be allocated among the Persons entitled to receive them in the same proportions as the shares of Parent Common Stock are allocated among them, all in accordance with the terms and conditions of the Escrow Agreement to be entered into at the Closing between Parent, the Representative referred to in Section 1.14(b) and Continental, as Escrow Agent, in the form annexed hereto as Exhibit C (the ‘‘Escrow Agreement’’).

1.12     Rule 145. All shares of Parent Common Stock issued pursuant to this Agreement to ‘‘affiliates’’ of the Company listed in Schedule 1.12 will be subject to certain resale restrictions under Rule 145 promulgated under the Securities Act and all certificates representing such shares shall bear an appropriate restrictive legend.

1.13    Signing Stockholder Matters.

(a)    By his, her or its execution of this Agreement, each Signing Stockholder, in his, her or its capacity as a stockholder of the Company, hereby approves and adopts this Agreement and authorizes the Company, its directors and officers to take all actions necessary for the consummation of the Merger and the other transactions contemplated hereby pursuant to the terms of this Agreement and its exhibits. Such execution shall be deemed to be action taken by the irrevocable written consent of each Signing Stockholder for purposes of Section 228 of the DGCL.

(b)    Each Signing Stockholder, for himself, herself or itself only, represents and warrants as follows: (i) all Parent Common Stock to be acquired by such Signing Stockholder pursuant to this Agreement will be acquired for his, her or its account and not with a view towards distribution thereof other than, with respect to Signing Stockholders that are entities, transfers to its stockholders, partners or members; (ii) it understands that he, she or it must bear the economic risk of the investment in the Parent Common Stock, which cannot be sold by he, she or it unless it is registered under the Securities Act, or an exemption therefrom is available thereunder; (iii) he, she or it has had both the opportunity to ask questions and receive answers from the officers and directors of Parent and all persons acting on Parent’s behalf concerning the business and operations of Parent and to obtain any additional information to the extent Parent possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of such information; and (iv) he, she or it has had access to the Parent SEC Reports filed prior to the date of this Agreement. Each Signing Stockholder acknowledges, as to himself, herself or itself only, that (v) he, she or it is either (A) an ‘‘accredited investor’’ as such term is defined in Rule 501(a) promulgated under the Securities Act or (B) a person possessing sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of an investment in Parent; and (vi) he, she or it understands that the certificates representing the Parent Common Stock to be received by he, she or it may bear legends to the effect that the Parent Common Stock may not be transferred except upon compliance with (C) the registration requirements of the Securities Act (or an exemption therefrom) and (D) the provisions of this Agreement.

(c)    Each Signing Stockholder, for himself, herself or itself only, represents and warrants that the execution and delivery of this Agreement by such Signing Stockholder does not, and the performance of his, her or its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a ‘‘Governmental Entity’’), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (‘‘Securities Act’’), the Securities Exchange Act of 1934, as amended (‘‘Exchange Act’’), state securities laws (‘‘Blue Sky Laws’’), and the rules and regulations thereunder, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in Section 10.2(a)) on such Signing Stockholder or the Company or, after the Closing, the Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

1.14    Committee and Representative for Purposes of Escrow Agreement.

(a)    Parent Committee.    Prior to the Closing, the Board of Directors of Parent shall appoint a committee consisting of one or more of its then members to act on behalf of Parent to take all necessary actions and make all decisions pursuant to the Escrow Agreement regarding Parent’s right to indemnification pursuant to Article VII hereof. In the event of a vacancy in such committee, the Board of Directors of Parent shall appoint as a successor a Person who was a director of Parent prior to the Closing Date or some other Person who would qualify as an ‘‘independent’’ director of Parent and who has not had any relationship with the Company prior to the Closing. Such committee is intended to be the ‘‘Committee’’ referred to in Article VII hereof and the Escrow Agreement.

(b)    Representative.    The Signing Stockholders hereby designate Raymond K. Mason to represent the interests of the Persons entitled to receive Parent Common Stock as a result of the Merger for purposes of the Escrow Agreement. If such Person ceases to serve in such capacity, for any reason, such Person shall designate his or her successor. Failing such designation within 10 business days after the Representative has ceased to serve, those members of the Board of Directors of Parent who were directors of the Company prior to the Closing shall appoint as successor a Person who was a former stockholder of the Company or such other Person as such members shall designate. Such Person or successor is intended to be the ‘‘Representative’’ referred to in Section 1.11 and Article VII hereof and the Escrow Agreement.

1.15    Derivative Securities; Company Preferred Stock.    The Company shall arrange that the holders of all of its outstanding shares of Company Preferred Stock and outstanding options, warrants, convertible debt and other derivative securities exchange such securities for, or convert or exercise all such securities into, shares of Company Common Stock prior to the Effective Time without the payment of any consideration by the Company other than the issuance of Company Common Stock (collectively, the ‘‘Conversions’’). The Conversions may be made contingent upon the occurrence of the Closing. Other than in connection with (i) the Conversions, (ii) the issuance of Company securities as dividends or interest as to Company Preferred Stock and indebtedness that is outstanding as of the date of this Agreement, and (iii) the issuance of Company Common Stock or Series B Preferred Stock of the Company in lieu of rent under the Facilities Lease described in Section 2.14(c) hereof, without the consent of Parent, which consent may be withheld in Parent’s absolute discretion, the Company will not issue any of its securities after the date hereof and prior to the earlier of the date this Agreement is terminated and the Effective Time.

1.16    Notice to Other Stockholders of Company.    As promptly as practicable after the execution of this Agreement, the Company, after consultation with Parent, shall give the stockholders of the Company, other than the Signing Stockholders, notice of the written consent of the Signing Stockholders pursuant to Section 1.13(a), in accordance with the provisions of Section 228 of the DGCL.

1.17    Shares Subject to Appraisal Rights.

(a)    Notwithstanding Section 1.5 hereof, Dissenting Shares (as hereinafter defined) shall not be converted into a right to receive Parent Common Stock and Merger Warrants. The holders thereof shall be entitled only to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL, provided, however, that (i) if any stockholder of the Company who asserts appraisal rights in connection with the Merger (a ‘‘Dissenter’’) shall have failed to establish his entitlement to such rights as provided in the DGCL, or (ii) if any such Dissenter shall have effectively withdrawn his demand for payment for such shares or waived or lost his right to payment for his shares under the appraisal rights process under the DGCL, the shares of Company Common Stock held by such Dissenter shall be treated as if they had been converted, as of the Effective Time, into a right to receive Parent Common Stock and Merger Warrants as provided in Section 1.5. The Company shall give Parent prompt notice of any demands for payment received by the Company from a person asserting appraisal rights, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(b)    As used herein, ‘‘Dissenting Shares’’ means any shares of Company Common Stock held by stockholders of the Company who are entitled to appraisal rights under the DGCL, and who have properly exercised, perfected and not subsequently withdrawn or lost or waived their rights to demand payment with respect to their shares in accordance with the DGCL.

1.18    Sale Restriction.     No public market sales of shares of Parent Common Stock issued as a result of the Merger shall be made for a period of six months following the Closing Date or such longer periods as may be applicable to Persons party to the Lock-Up Agreements referred to in Section 5.10 (‘‘Restricted Shares’’). No private sales of shares of Parent Common Stock issued as a result of the Merger shall be made unless the purchaser acknowledges and agrees to the restriction stated in the preceding sentence by delivery to Parent of a written document to such effect. Certificates representing shares of Parent Common Stock issued as a result of the Merger shall bear a prominent legend to such effect. Notwithstanding the foregoing, this restriction does not apply to the Merger Warrants or shares of Parent Common Stock issued upon exercise of the Merger Warrants. The sale restrictions as to Restricted Shares shall lapse and the Restricted Shares shall be available for public sale upon termination of the Lock-Up Agreements, at which time new share certificates shall be issued to holders of Restricted Shares to delete any sale restriction legend.

1.19    Reduction Amount Procedures.

(a)    The provisions of this Section 1.19 shall apply, notwithstanding anything else in this Agreement to the contrary, if, at the Closing, the parties have not reached agreement as to the proper value of the Stock Reduction Number.

(b)    In the event of a dispute among the parties as to the Stock Reduction Number (a ‘‘Stock Reduction Number Dispute’’), 300,000 of the shares of Parent Common Stock that would otherwise be issued to the Effective Time Holders pursuant to Section 1.5(a) following the Closing in accordance with Section 1.6 shall not be issued. Upon resolution of the Stock Reduction Number Dispute in accordance with this Section 1.19, there shall be issued to each Effective Time Holder his, her or its Allocation Percentage of that number of shares of Parent Common Stock equal to the difference between 300,000 shares and the sum of the Stock Reduction Number (as finally determined pursuant to this Section 1.19) and the Resolution Number. Ten percent (10%) of the number of shares so issued shall be delivered to Continental to be held pursuant to the Escrow Agreement and the remainder shall be delivered to the Effective Time Holders. ‘‘Allocation Percentage’’ means, with respect to an Effective Time Holder, the ratio, expressed as a percentage, of the number of shares of Company Common Stock owned by him, her or it immediately prior to the Effective Time to the Outstanding Company Common Stock Number. ‘‘Resolution Number’’ means that number of shares of Parent Common Stock equal to 50% of the Resolution Costs (as defined in Section 1.19(c)) divided by the closing sale price of the Parent Common Stock on the trading day immediately preceding the Closing Date.

(c)    If a Stock Reduction Number Dispute is not resolved by the parties within ten (10) business days after the Closing Date, the Stock Reduction Number shall be determined by a firm of independent accountants mutually selected by Parent and the Representative (‘‘Selected Firm’’), whose determination shall be final and binding upon the parties. The parties shall request that such resolution be delivered by the Selected Firm as expeditiously as possible, but not more than sixty (60) days following submission. Parent shall pay all of the costs, fees and expenses of the Selected Firm (‘‘Resolution Costs’’).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in Schedule 2 attached hereto (the ‘‘Company Schedule’’), the Company hereby represents and warrants to, and covenants with, Parent and Merger Sub, as follows:

2.1    Organization and Qualification.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by the Company to be conducted. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (‘‘Approvals’’) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by the Company to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names) (collectively referred to herein as ‘‘Charter Documents’’) of the Company, as amended and currently in effect, have been heretofore delivered to Parent or Parent’s counsel. The Company is not in violation of any of the provisions of the Company’s Charter Documents.

(b)    The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Each jurisdiction in which the Company is so qualified or licensed is listed in Schedule 2.1.

(c)    The minute books of the Company contain true, complete and accurate records of all meetings and consents in lieu of meetings of its Board of Directors (and any committees thereof), similar governing bodies and stockholders (‘‘Corporate Records’’) since the time of the Company’s organization. Copies of such Corporate Records of the Company have been heretofore delivered to Parent or Parent’s counsel.

(d)    The stock transfer, warrant and option transfer and ownership records of the Company contain true, complete and accurate records of the securities ownership as of the date of such records and the transfers involving the capital stock and other securities of the Company since the time of the Company’s organization. Copies of such records of the Company have been heretofore delivered to Parent or Parent’s counsel.

2.2    Subsidiaries.    The Company has no subsidiaries and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

2.3    Capitalization.

(a)    The authorized capital stock of the Company consists of 25,000,000 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock (of which 2,900,000 shares are designated as Series A Preferred Stock and 1,200,000 shares are designated as Series B Preferred Stock), of which 5,615,608 shares of Company Common Stock, and 2,702,798 shares of Company Series A Preferred Stock are issued and outstanding as of the date of this Agreement, all of which are validly issued, fully paid and nonassessable. The Company has received subscriptions for the purchase of 832,250 shares of Company Series B Preferred Stock and shall be permitted, pursuant to Schedule 4.1, to increase the authorized Company Series B Preferred Stock to 1,200,000 shares.

(b)    Except as set forth in Schedule 2.3(b) hereto, as of the date of this Agreement, (i) no shares of Company Common Stock or Company Preferred Stock are reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock or Company Preferred Stock granted to employees of Company or other parties (‘‘Company Stock Options’’), and (ii) no shares of Company Common Stock or Company Preferred Stock are reserved for issuance upon the exercise of outstanding warrants or other rights (other than Company Stock Options) to purchase Company Common Stock or Company Preferred Stock (‘‘Company Warrants’’). All shares of Company Common Stock and Company Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Option or Company Warrant as a result of the Merger. All outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding Company Stock Options and Company Warrants have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable Company Contracts (as defined in Section 2.19). The Company has heretofore delivered to Parent or Parent’s counsel true and accurate copies of the forms of documents used for the issuance of Company Stock Options and Company Warrants and a true and complete list of the holders thereof, including their names and the numbers of shares of Company Common Stock underlying such holders’ Company Stock Options.

(c)    Except as set forth in Schedule 2.3(c) hereto or as set forth elsewhere in this Section 2.3, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d)    No outstanding shares of Company Common Stock or Company Preferred Stock are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company.

(e)    Except as contemplated by this Agreement and except as set forth in Schedule 2.3(e) hereto, there are no registration rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company is a party or by which the Company is bound with respect to any equity security of any class of the Company.

2.4    Authority Relative to this Agreement.    The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of the Company (including the approval by its Board of Directors and stockholders, subject in all cases to the satisfaction of the terms and conditions of this Agreement, including the conditions set forth in Article VI), and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby pursuant to the DGCL and the terms and conditions of this Agreement other than the giving of the notice provided for in Section 1.16. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Company’s Charter Documents, (ii) subject to the giving of the notice provided for in Section

1.16, conflict with or violate any Legal Requirements (as defined in Section 10.2(b)), (iii) except as described on Schedule 2.5(b), result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company pursuant to, any Company Contracts or (iv) except as described on Schedule 2.5(b), result in the triggering, acceleration or increase of any payment to any Person pursuant to any Company Contract, including any ‘‘change in control’’ or similar provision of any Company Contract, except, with respect to clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults, triggerings, accelerations, increases or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on the Company.

(b)    The execution and delivery of this Agreement by the Company does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including, without limitation, lenders and lessors), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act or Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents received from or filed with the relevant authorities of other jurisdictions in which the Company is licensed or qualified to do business, (ii) the consents, approvals, authorizations and permits described in Schedule 2.5(b) hereto, and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or, after the Closing, Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

2.6    Compliance.    The Company has complied with and is not in violation of any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company. The businesses and activities of the Company have not been and are not being conducted in violation of any Legal Requirements, except for such violations which, individually and in the aggregate, have not and are not reasonably expected to have a Material Adverse Effect on the Company. The Company is not in default or violation of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 2.6, no written notice of non-compliance with any Legal Requirements has been received by the Company (and the Company has no knowledge of any such notice delivered to any other Person). The Company is not in violation of any term of any Company Contract, except for failures to comply or violations that have been waived or which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on the Company.

2.7    Financial Statements.

(a)    The Company has provided to Parent a correct and complete copy of the audited financial statements (including any related notes thereto) of the Company for the fiscal years ended December 31, 2005 and December 31, 2004 (the ‘‘Audited Financial Statements’’). The Audited Financial Statements were prepared in accordance with generally accepted accounting principles of the United States (‘‘U.S. GAAP’’) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the financial position of the Company at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

(b)    The Company has provided to Parent a correct and complete copy of the unaudited financial statements (including, in each case, any related notes thereto) of the Company for the six month period ended June 30, 2006 (the ‘‘Unaudited Financial Statements’’). The Unaudited Financial Statements comply as to form in all material respects, and were prepared in accordance, with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and fairly present in all material respects the financial position of the Company at the date thereof and the results of its operations and cash flows for the period indicated, except that such statements do not contain notes and are subject to normal adjustments that are not expected to have a Material Adverse Effect on the Company.

(c)    The books of account, minute books, stock certificate books and stock transfer ledgers and other similar books and records of the Company have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

(d)    The accounts and notes receivable of the Company reflected on the balance sheets included in the Audited Financial Statements and the Unaudited Financial Statements, net after deduction of applicable reserves, (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim except to the extent set forth in such balance sheet contained therein, (iv) are collectible in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve reflected in such balance sheet referenced above, and (v) are not the subject of any actions or proceedings brought by or on behalf of the Company.

2.8    No Undisclosed Liabilities.    Except as set forth in Schedule 2.8 hereto, the Company has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to financial statements which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company, except: (i) liabilities provided for in or otherwise disclosed in the interim balance sheet included in the Unaudited Financial Statements or in the notes to the Audited Financial Statements, and (ii) such liabilities arising in the ordinary course of the Company’s business since June 30, 2006, none of which would have a Material Adverse Effect on the Company.

2.9    Absence of Certain Changes or Events.    Except as set forth in Schedule 2.9 hereto or in the Unaudited Financial Statements, since December 31, 2005, there has not been: (i) any Material Adverse Effect on the Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the Company’s capital stock, (iv) any granting by the Company of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by the Company of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by the Company of any increase in severance or termination pay or any entry by Company into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby, (v) entry by the Company into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.18 hereof) other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by the Company with respect to any Governmental Entity, (vi) any material change by the Company in its accounting methods, principles or practices, (vii) any change in the auditors of the Company, (viii) any issuance of capital stock of the Company, (ix) any revaluation by the Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary course of business, or (x) any agreement, whether written or oral, to do any of the foregoing.

2.10    Litigation.    Except as disclosed in Schedule 2.10 hereto, there are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against the Company before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the Company or have a Material Adverse Effect on the ability of the parties hereto to consummate the Merger.

2.11    Employee Benefit Plans.

(a)    All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other arrangements (whether or not set forth in a written document) covering any active or former employee, director or consultant of the Company, or any trade or business (whether or not incorporated) which is under common control with the Company, with respect to which the Company has liability (collectively, the ‘‘Plans’’) have been maintained and administered in all material respects in compliance with their respective terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Plans, and all liabilities with respect to the Plans have been properly reflected in the financial statements and records of the Company. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or, to the knowledge of the Company, is threatened, against or with respect to any Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by any governmental agency with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued. The Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any new Plan. Each Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Parent or the Company (other than ordinary administration expenses and expenses for benefits accrued but not yet paid).

(b)    Except as disclosed in Schedule 2.11 hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of the Company under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

2.12    Labor Matters.     The Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company and the Company does not know of any activities or proceedings of any labor union to organize any such employees.

2.13    Restrictions on Business Activities.     Except as disclosed in Schedule 2.13 hereto, to the Company’s knowledge, there is no agreement, commitment, judgment, injunction, order or decree binding upon the Company or its assets or to which the Company is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of property by the Company or the conduct of business by Company as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have a Material Adverse Effect on the Company. The Company owns, or has valid rights to use, all properties, rights and other assets necessary for the operation of its business as such business has been operated since the date of its incorporation.

2.14    Title to Property.

(a)    All real property owned by the Company (including improvements and fixtures thereon, easements and rights of way) is shown or reflected on the balance sheet of the Company included in the Unaudited Financial Statements. The Company has good, valid and marketable fee simple title to the real property owned by it, and except as set forth in the Unaudited Financial Statements or on Schedule 2.14(a) hereto, all of such real property is held free and clear of (i) all leases, licenses and other rights to occupy or use such real property and (ii) all Liens, rights of way, easements, restrictions, exceptions, variances, reservations, covenants or other title defects or limitations of any kind, other than liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or materially interfere with the present use of the property affected thereby. Schedule 2.14(a) hereto also contains a list of all options or other contracts under which the Company has a right to acquire any interest in real property.

(b)    All leases of real property held by the Company and all personal property and other property and assets of the Company owned, used or held for use in connection with the business of the Company (the ‘‘Personal Property’’) are shown or reflected on the balance sheet included in the Audited Financial Statements. The Company has good and marketable title to the Personal Property owned by it, and all such Personal Property is in each case held free and clear of all Liens, except for Liens disclosed in the Audited Financial Statements or in Schedule 2.14(b) hereto.

(c)    All leases pursuant to which Company leases from others material real or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or, to the Company’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default) that has not been waived, except where the lack of such validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect on the Company. The lease for the Company’s premises at 6125 Airport Freeway, Fort Worth, Texas 76117 (the ‘‘Facilities Lease’’) shall have been amended substantially as set forth in Exhibit D annexed hereto effective no later than the Closing Date.

2.15    Taxes.

(a)    Definition of Taxes.    For the purposes of this Agreement, ‘‘Tax’’ or ‘‘Taxes’’ refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other Person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.

(b)    Tax Returns and Audits.    Except as set forth in Schedule 2.15 hereto:

(i)    The Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes (‘‘Returns’’) required to be filed by the Company with any Tax authority prior to the date hereof, except such Returns which are not material to Company. All such Returns are true, correct and complete in all material respects. The Company has paid all Taxes shown to be due and payable on such Returns.

(ii)    All Taxes that the Company is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(iii)    The Company has not been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company, nor has the Company executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv)    To the knowledge of the Company, no audit or other examination of any Return of the Company by any Tax authority is presently in progress, nor has the Company been notified of any request for such an audit or other examination.

(v)    No adjustment relating to any Returns filed by the Company has been proposed in writing, formally or informally, by any Tax authority to the Company or any representative thereof.

(vi)    The Company has no liability for any material unpaid Taxes which have not been accrued for or reserved on the Company’s balance sheets included in the Audited Financial Statements or the Unaudited Financial Statements, whether asserted or unasserted, contingent or otherwise, which is material to the Company, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of the Company in the ordinary course of business, none of which is material to the business, results of operations or financial condition of the Company.

(vii)    The Company has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.16    Environmental Matters.

(a)    Except as disclosed in Schedule 2.16 hereto and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) the Company has complied with all applicable Environmental Laws; (ii) the properties currently operated by the Company (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by the Company were not contaminated with Hazardous Substances during the period of ownership or operation by the Company or, to the Company’s knowledge, during any prior period; (iv) the Company is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) the Company has not been associated with any release or threat of release of any Hazardous Substance; (vi) the Company has not received any notice, demand, letter, claim or request for information alleging that the Company may be in violation of or liable under any Environmental Law; and (vii) the Company is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

(b)    As used in this Agreement, the term ‘‘Environmental Law’’ means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(c)    As used in this Agreement, the term ‘‘Hazardous Substance’’ means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

2.17    Brokers; Third Party Expenses.    The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or any transactions contemplated hereby. Except pursuant to Section 1.5, and as disclosed in Schedule 2.17 hereto, no shares of common stock, options, warrants or other securities of either Company or Parent are payable to any third party by Company as a result of this Merger.

2.18    Intellectual Property.    For the purposes of this Agreement, the following terms have the following definitions:

‘‘Intellectual Property’’ shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (‘‘Patents’’); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (‘‘Copyrights’’); (iv) software and software programs; (v) domain names, uniform resource locators and other names and locators associated with the Internet (vi) industrial designs and any registrations and applications therefor; (vii) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (collectively, ‘‘Trademarks’’); (viii) all databases and data collections and all rights therein; (ix) all moral and economic rights of authors and inventors, however denominated, and (x) any similar or equivalent rights to any of the foregoing (as applicable).

‘‘Company Intellectual Property’’ shall mean any Intellectual Property that is owned by, or exclusively licensed to, Company, including software and software programs developed by or exclusively licensed to the Company (specifically excluding any off the shelf or shrink-wrap software).

‘‘Registered Intellectual Property’’ means all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any private, state, government or other legal authority.

‘‘Company Registered Intellectual Property’’ means all of the Registered Intellectual Property owned by, or filed in the name of, Company.

‘‘Company Products’’ means all current versions of products or service offerings of Company.

(a)    Except as disclosed in Schedule 2.18 hereto, no Company Intellectual Property or Company Product is subject to any material proceeding or outstanding decree, order, judgment, contract, license, agreement or stipulation restricting in any manner the use, transfer or licensing thereof by the Company, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product, which in any such case could reasonably be expected to have a Material Adverse Effect on the Company.

(b)    Except as disclosed in Schedule 2.18 hereto, the Company owns and has good and exclusive title to each material item of Company Intellectual Property owned by it free and clear of any Liens (excluding non-exclusive licenses and related restrictions granted by it in the ordinary course of business); and the Company is the exclusive owner of all material registered Trademarks and Copyrights used in connection with the operation or conduct of the business of the Company including the sale of any products or the provision of any services by the Company.

(c)    The operation of the business of the Company as such business currently is conducted, including the Company’s use of any product, device or process, has not and does not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

2.19    Agreements, Contracts and Commitments.

(a)    Schedule 2.19(a) hereto sets forth a complete and accurate list of all Material Company Contracts (as hereinafter defined), specifying the parties thereto. For purposes of this Agreement, (i) the term ‘‘Company Contracts’’ shall mean all contracts, agreements, leases, mortgages, indentures, notes, bonds, licenses, permits, franchises, purchase orders, sales orders, and other understandings, commitments and obligations (including without limitation outstanding offers and proposals) of any kind, whether written or oral, to which the Company is a party or by or to which any of the properties or assets of Company may be bound, subject or affected (including without limitation notes or other instruments payable to the Company) and (ii) the term ‘‘Material Company Contracts’’ shall mean (x) each Company Contract (I) providing for payments (present or future) to the Company in excess of $50,000 in the aggregate or (II) under which or in respect of which the Company presently has any liability or obligation of any nature whatsoever (absolute, contingent or otherwise) in excess of $50,000, (y) each Company Contract that otherwise is or may be material to the businesses, operations, assets, condition (financial or otherwise) or prospects of the Company and (z) without limitation of subclause (x) or subclause (y), each of the following Company Contracts:

(i)    any mortgage, indenture, note, installment obligation or other instrument, agreement or arrangement for or relating to any borrowing of money by or from the Company by or to any officer, director, stockholder or holder of derivative securities (‘‘Insider’’) of the Company;

(ii)    any guaranty, direct or indirect, by the Company or any Insider of the Company of any obligation for borrowings, or otherwise, excluding endorsements made for collection in the ordinary course of business;

(iii)    any Company Contract of employment;

(iv)    any agreement authorizing a Person to exhibit and distribute the Sorpresa! Channel to its subscribers (‘‘Affiliation Agreement’’);

(v)    any Company Contract made other than in the ordinary course of business or (x) providing for the grant of any preferential rights to purchase or lease any asset of the Company or (y) providing for any right (exclusive or non-exclusive) to sell or distribute, or otherwise relating to the sale or distribution of, any product or service of the Company;

(vi)    any obligation to register any shares of the capital stock or other securities of the Company with any Governmental Entity;

(vii)    any obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(viii)    any collective bargaining agreement with any labor union;

(ix)    any lease or similar arrangement for the use by the Company of real property or personal property;

(x)    any Company Contract granting or purporting to grant, or otherwise in any way relating to, any mineral rights or any other interest (including, without limitation, a leasehold interest) in real property; and

(xi)    any Company Contract to which any Insider of the Company is a party.

(b)    Each Company Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all Material Company Contracts (or written summaries in the case of oral Material Company Contracts) and of all outstanding offers and proposals of the Company have been heretofore delivered to Parent or Parent’s counsel.

(c)    Except as set forth in Schedule 2.19(c), neither the Company nor, to the best of Company’s knowledge, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Company Contract, and no party to any Company Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on the Company. Each agreement, contract or commitment to which the Company is a party or by which it is bound that has not expired by its terms is in full force and effect. The Company has not received any notice, written or oral, of anticipated termination of any Affiliation Agreement by any other party thereto.

(d)    Except as set forth in Schedule 2.19(d), the Company has no indebtedness for borrowed money (the ‘‘Long-Term Debt’’).

2.20    Insurance.    Schedule 2.20 sets forth the Company’s insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors

(collectively, the ‘‘Insurance Policies’’) of the Company. The insurances provided by such Insurance Policies are adequate in amount and scope for the Company’s business and operations, including any insurance required to be maintained by Company Contracts.

2.21    Governmental Actions/Filings.

(a)    Except as set forth in Schedule 2.21(a), the Company has been granted and holds, and has made, all Governmental Actions/Filings (including, without limitation, the Governmental Actions/Filings required for (i) emission or discharge of effluents and pollutants into the air and the water and (ii) the manufacture and sale of all products manufactured and sold by it) necessary to the conduct by the Company of its business (as presently conducted and as presently proposed to be conducted) or used or held for use by the Company, and true, complete and correct copies of which have heretofore been delivered to Parent. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 2.21(a) hereto, will not expire prior to December 31, 2006, and the Company is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon the Company.

(b)    Except as set forth in Schedule 2.21(b), no Governmental Action/Filing is necessary to be obtained, secured or made by the Company to enable it to continue to conduct its businesses and operations and use its properties after the Closing in a manner which is consistent with current practice.

(c)    For purposes of this Agreement, the term ‘‘Governmental Action/Filing’’ shall mean any franchise, license, certificate of compliance, authorization, consent, order, permit, approval, consent or other action of, or any filing, registration or qualification with, any federal, state, municipal, foreign or other governmental, administrative or judicial body, agency or authority.

2.22    Interested Party Transactions.    Except as set forth in the Schedule 2.22 hereto, no employee, officer, director or stockholder of the Company or a member of his or her immediate family is indebted to the Company, nor is the Company indebted (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (i) for payment of salary for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, and (iii) for other employee benefits made generally available to all employees. Except as set forth in Schedule 2.22, to the Company’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom the Company is affiliated or with whom the Company has a contractual relationship, or in any Person that competes with the Company, except that each employee, stockholder, officer or director of Company and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Company. Except as set forth in Schedule 2.22, to the knowledge of the Company, no officer, director or Signing Stockholder or any member of their immediate families is, directly or indirectly, interested in any Material Company Contract with the Company (other than such contracts as relate to any such Person’s ownership of capital stock or other securities of the Company or such Person’s employment with the Company).

2.23    Certain Regulatory Matters.

(a)    The Company is the holder of a license issued by the Federal Communications Commission (‘‘FCC’’) for a transmit-receive earth station (the ‘‘Earth Station’’) in the Domestic Fixed Satellite Service under Call Sign E9730315, FCC File No. SES-LIC-19970509-00623 (the ‘‘License’’). The License was validly issued by the FCC, is in full force and effect, and expires on July 18, 2007. The grant of the License is no longer subject to administrative or judicial review.

(b)    The License is the only license, permit, or other authorization required from the FCC for the Company to operate the Earth Station in the manner that it is now being operated and to conduct its business activities as currently being conducted.

(c)    The Earth Station facilities being operated by the Company are consistent with the technical specifications set forth on the License and comply in all material respects with the terms and conditions of the License. The Earth Station equipment is in good repair and is operating at the full power level at which it is intended to be operated.

(d)    Operation of the Earth Station complies with the technical and environmental regulations of the FCC, including, but not limited to, (a) compatibility with two-degree satellite orbital spacing and (b) limitations on exposure of humans to harmful levels of radiofrequency radiation such that a grant of a renewal of the License would not constitute a ‘‘major’’ environmental action under 47 CFR Sec. 1.1307.

(e)    The Company shares the use of the Earth Station and satellite transponder facilities with fewer than five unrelated entities (‘‘Sharers’’) and does so under individually-negotiated terms and conditions. The Company provides network management and other services to all Sharers in addition to uplink services and transponder sharing. The Company does not hold itself out to the general public as a common carrier or other provider of telecommunications services.

(f)    The License is unimpaired by any acts or omissions of the Company or any affiliate, employee, agent, officer, or director; is free and clear of any restrictions that might limit the full operation of the Earth Station in the manner it is now being operated; and is not subject to any restrictions or conditions except to the extent that such terms and conditions appear on the face of License or in generally applicable under the rules and regulations of the FCC.

(g)    The Company has not received any notice of any violation of the License, the Communications Act of 1934, as amended, or the rules and regulations of the FCC that remains pending and unresolved. There is no action by or before the FCC currently pending or, to the knowledge of the Company, threatened, to revoke, cancel, rescind, modify or refuse to renew in the ordinary course the License. There are no applications, petitions, complaints or proceedings pending at the FCC or, to the knowledge of the Company, threatened, to which the Company is a party or that are directed at the Company or the Earth Station or the License, other than (a) proceedings applicable to satellites and earth stations generally and (b) the anticipated application for FCC approval of the transactions contemplated herein. The Company does not have knowledge of any facts or circumstances reasonably likely to result in the License not being renewed in the ordinary course for a full term without material qualifications or of any reason reasonably likely to result in the License being revoked.

(h)    To the knowledge of the Company, there are no facts pertaining to the Earth Station or the Company or any affiliate that would disqualify the Company from consummating the transactions contemplated herein (subject to obtaining FCC approval) or would materially delay the obtaining of FCC approval required for the transactions contemplated herein.

(i)    The satellite transponder lease between the Company and Intelsat USA Sales Corp. is in full force and effect, expires no earlier than the ‘‘end of life’’ of satellite IA-13 and provides unlimited access to four 9-Megahertz of frequency bandwidth on a satellite whose signal illuminates all 48 states with a signal receivable on an earth station of not more than three meters in diameter.

2.24    Board Approval.    The board of directors of the Company (including any required committee or subgroup thereof) has, as of the date of this Agreement, duly approved this Agreement and the transactions contemplated hereby, subject to the giving of the notice provided for in Section 1.16, and has resolved to cause such notice to be given.

2.25    Signing Stockholder Approval.    The shares of Company Common Stock and Company Preferred Stock owned by the Signing Stockholders constitute, in the aggregate, the requisite amount of shares necessary for the adoption of this Agreement and the approval of the Merger by the stockholders of the Company in accordance with the Company’s Charter Documents and the DGCL.

2.26    Representations and Warranties Complete.    The representations and warranties of the Company included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

2.27     Survival of Representations and Warranties.    The representations and warranties of the Company set forth in this Agreement shall survive the Closing until the end of the Escrow Period.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in Schedule 3 attached hereto (the ‘‘Parent Schedule’’), Parent represents and warrants to, and covenants with, the Company, as follows:

3.1    Organization and Qualification.

(a)    Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Parent to be conducted. Parent is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being or currently planned by Parent to be conducted, except where the failure to have such Approvals could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Complete and correct copies of the Charter Documents of Parent, as amended and currently in effect, have been heretofore delivered to the Company. Parent is not in violation of any of the provisions of the Parent’s Charter Documents.

(b)    Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

3.2    Subsidiaries.

(a)    Except for Merger Sub, which is a wholly-owned subsidiary of Parent, Parent has no subsidiaries and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and Parent has not agreed and is not obligated to make nor is bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b)    Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned by Parent to be conducted. Merger Sub is not in violation of any of the provisions of the Merger Sub’s Charter Documents.

(c)    Merger Sub has no assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever except such obligations and liabilities as are imposed under this Agreement.

3.3    Capitalization.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of 20,000,000 shares of Parent Common Stock, 5,000,000 shares of common stock, Class B, par value $0.0001 per share (‘‘Parent Class B Stock’’) and 5,000 shares of preferred stock, par value $0.0001 per share (‘‘Parent Preferred Stock’’), of which 548,100 shares of Parent Common Stock, 2,875,000 shares of Parent Class B Stock and no shares of Parent Preferred Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable.

(b)    Except as set forth in Schedule 3.3(b): (i) no shares of Parent Common Stock, Parent Class B Stock or Parent Preferred Stock are reserved for issuance upon the exercise of outstanding options to purchase Parent Common Stock, Parent Class B Stock or Parent Preferred Stock granted to employees of Parent or other parties (‘‘Parent Stock Options’’) and there are no outstanding Parent Stock Options; (ii) no shares of Parent Common Stock, Parent Class B Stock or Parent Preferred Stock are reserved for issuance upon the exercise of outstanding warrants to purchase Parent Common Stock, Parent Class B Stock or Parent Preferred Stock (‘‘Parent Warrants’’) and there are no outstanding Parent Warrants; and (iii) no shares of Parent Common Stock, Parent Class B Stock or Parent Preferred Stock are reserved for issuance upon the conversion of the Parent Preferred Stock or any outstanding convertible notes, debentures or securities (‘‘Parent Convertible Securities’’). All shares of Parent Common Stock, Parent Class B Stock and Parent Preferred Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. All outstanding shares of Parent Common Stock, Parent Class B Stock and all outstanding Parent Warrants have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable laws and regulations, and (y) all requirements set forth in any applicable Parent Contracts (as defined in Section 3.19). Parent has heretofore delivered to the Company true, complete and accurate copies of the Parent Warrants, including any and all documents and agreements relating thereto.

(c)    The shares of Parent Common Stock to be issued by Parent in connection with the Merger, upon issuance in accordance with the terms of this Agreement, will be duly authorized and validly issued and such shares of Parent Common Stock will be fully paid and nonassessable.

(d)    Except as set forth in Schedule 3.3(d) or as contemplated by this Agreement or the Parent SEC Reports (as defined in Section 3.7), there are no registrations rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreements or understandings to which the Parent is a party or by which the Parent is bound with respect to any equity security of any class of the Parent.

3.4    Authority Relative to this Agreement.    Each of Parent and Merger Sub has full corporate power and authority to: (i) execute, deliver and perform this Agreement, and each ancillary document that Parent or Merger Sub has executed or delivered or is to execute or deliver pursuant to this Agreement, and (ii) carry out Parent’s and Merger Sub’s obligations hereunder and thereunder and, to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub (including the approval by their respective Boards of Directors), and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Parent Stockholder Approval (as defined in Section 5.1(a)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes the legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

3.5    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not: (i) conflict with or violate Parent’s or Merger Sub’s Charter Documents, (ii) conflict with or violate any Legal Requirements, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent pursuant to, any Parent Contracts, except, with respect to clauses (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually and in the aggregate, have a Material Adverse Effect on Parent.

(b)    The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of their respective obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent or Merger Sub is qualified to do business, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, or prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

3.6    Compliance. Parent has complied with, is not in violation of, any Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect on Parent. The business and activities of Parent have not been and are not being conducted in violation of any Legal Requirements. Parent is not in default or violation of any term, condition or provision of its Charter Documents. No written notice of non-compliance with any Legal Requirements has been received by Parent.

3.7    SEC Filings; Financial Statements.

(a)    Parent has made available to the Company and the Signing Stockholders a correct and complete copy of each report, registration statement and definitive proxy statement filed by Parent with the SEC (the ‘‘Parent SEC Reports’’), which are all the forms, reports and documents required to be filed by Parent with the SEC prior to the date of this Agreement. As of their respective dates the Parent SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, Parent makes no representation or warranty whatsoever concerning the Parent SEC Reports as of any time other than the time they were filed.

(b)    Each set of financial statements (including, in each case, any related notes thereto) contained in Parent SEC Reports, including each Parent SEC Report filed after the date hereof until the Closing, complied or will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-QSB of the Exchange Act) and each fairly presents or will fairly present in all material respects the financial position of Parent at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were, are or will be subject to normal adjustments which were not or are not expected to have a Material Adverse Effect on Parent taken as a whole.

3.8    No Undisclosed Liabilities.    Parent has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Parent SEC Reports which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) liabilities provided for in or otherwise disclosed in Parent SEC Reports filed prior to the date hereof, and (ii) liabilities incurred since March 31, 2006, in the ordinary course of business, none of which would have a Material Adverse Effect on Parent.

3.9    Absence of Certain Changes or Events.    Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since

March 31, 2006, there has not been: (i) any Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of Parent’s capital stock, (iv) any granting by Parent of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by Parent of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Parent of any increase in severance or termination pay or any entry by Parent into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Parent of the nature contemplated hereby, (v) entry by Parent into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property other than licenses in the ordinary course of business consistent with past practice or any amendment or consent with respect to any licensing agreement filed or required to be filed by Parent with respect to any Governmental Entity, (vi) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in U.S. GAAP, (vii) any change in the auditors of Parent, (vii) any issuance of capital stock of Parent, or (viii) any revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Parent other than in the ordinary course of business.

3.10     Litigation.    There are no claims, suits, actions or proceedings pending or to Parent’s knowledge, threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which could reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on Parent or have a Material Adverse Effect on the ability of the parties hereto to consummate the Merger.

3.11    Employee Benefit Plans.    Except as may be contemplated by the Parent Plan (as defined in Section 5.1(a)), Parent does not maintain, and has no liability under, any Plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

3.12    Labor Matters.    Parent is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent and Parent does not know of any activities or proceedings of any labor union to organize any such employees.

3.13    Restrictions on Business Activities.    Since its organization, Parent has not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in the Parent Charter Documents, there is no agreement, commitment, judgment, injunction, order or decree binding upon Parent or to which Parent is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of property by Parent or the conduct of business by Parent as currently conducted other than such effects, individually or in the aggregate, which have not had and could not reasonably be expected to have, a Material Adverse Effect on Parent.

3.14    Title to Property.    Parent does not own or lease any real property or personal property. Except as set forth in Schedule 3.14, there are no options or other contracts under which Parent has a right or obligation to acquire or lease any interest in real property or personal property.

3.15    Taxes.    Except as set forth in Schedule 3.15 hereto:

(a)    Parent has timely filed all Returns required to be filed by Parent with any Tax authority prior to the date hereof, except such Returns which are not material to Parent. All such Returns are true, correct and complete in all material respects. Parent has paid all Taxes shown to be due on such Returns.

(b)    All Taxes that Parent is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

(c)    Parent has not been delinquent in the payment of any material Tax that has not been accrued for in Parent’s books and records of account for the period for which such Tax relates nor is there any material Tax deficiency outstanding, proposed or assessed against Parent, nor has Parent executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(d)    No audit or other examination of any Return of Parent by any Tax authority is presently in progress, nor has Parent been notified of any request for such an audit or other examination.

(e)    No adjustment relating to any Returns filed by Parent has been proposed in writing, formally or informally, by any Tax authority to Parent or any representative thereof.

(f)    Parent has no liability for any material unpaid Taxes which have not been accrued for or reserved on Parent’s balance sheets included in the audited financial statements for the most recent fiscal year ended, whether asserted or unasserted, contingent or otherwise, which is material to Parent, other than any liability for unpaid Taxes that may have accrued since the end of the most recent fiscal year in connection with the operation of the business of Parent in the ordinary course of business, none of which is material to the business, results of operations or financial condition of Parent.

(g)    Parent has not taken any action and does not know of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.16    Environmental Matters.    Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect: (i) Parent has complied with all applicable Environmental Laws; (ii) Parent is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (iii) Parent has not been associated with any release or threat of release of any Hazardous Substance; (iv) Parent has not received any notice, demand, letter, claim or request for information alleging that Parent may be in violation of or liable under any Environmental Law; and (v) Parent is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

3.17    Brokers.    Except as set forth in Schedule 3.17, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.18    Intellectual Property.    Parent does not own, license or otherwise have any right, title or interest in any Intellectual Property or Registered Intellectual Property other than its rights, if any, to the name ‘‘Juniper Partners Acquisition Corp.’’

3.19    Agreements, Contracts and Commitments.

(a)    Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which Parent is a party or by or to which any of the properties or assets of

Parent may be bound, subject or affected, which either (a) creates or imposes a liability greater than $25,000, or (b) may not be cancelled by Parent on less than 30 days’ or less prior notice (‘‘Parent Contracts’’). All Parent Contracts are listed in Schedule 3.19 other than those that are exhibits to the Parent SEC Reports.

(b)    Each Parent Contract was entered into at arms’ length and in the ordinary course, is in full force and effect and is valid and binding upon and enforceable against each of the parties thereto. True, correct and complete copies of all Parent Contracts (or written summaries in the case of oral Parent Contracts) and of all outstanding offers or proposals of Parent have been heretofore delivered to the Company.

(c)    Neither Parent nor, to the knowledge of Parent, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any Parent Contract, and no party to any Parent Contract has given any written notice of any claim of any such breach, default or event, which, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect on Parent. Each agreement, contract or commitment to which Parent is a party or by which it is bound that has not expired by its terms is in full force and effect, except where such failure to be in full force and effect is not reasonably likely to have a Material Adverse Effect on Parent.

3.20    Insurance.    Except for directors’ and officers’ liability insurance, Parent does not maintain any Insurance Policies.

3.21    Interested Party Transactions.    Except as set forth in the Parent SEC Reports filed prior to the date of this Agreement, no employee, officer, director or stockholder of Parent or a member of his or her immediate family is indebted to Parent nor is Parent indebted (or committed to make loans or extend or guarantee credit) to any of them, other than reimbursement for reasonable expenses incurred on behalf of Parent. To Parent’s knowledge, none of such individuals has any direct or indirect ownership interest in any Person with whom Parent is affiliated or with whom Parent has a material contractual relationship, or any Person that competes with Parent, except that each employee, stockholder, officer or director of Parent and members of their respective immediate families may own less than 5% of the outstanding stock in publicly traded companies that may compete with Parent. To Parent’s knowledge, no officer, director or stockholder or any member of their immediate families is, directly or indirectly, interested in any material contract with Parent (other than such contracts as relate to any such individual ownership of capital stock or other securities of Parent).

3.22    Indebtedness.    Parent has no indebtedness for borrowed money.

3.23    Over-the-Counter Bulletin Board Quotation.    Parent Common Stock, Parent Class B Stock, Parent’s Class W warrants, Parent’s Class Z warrants and units consisting of Parent Common Stock and Class W warrants and Parent Class B Stock and Class Z warrants are each quoted on the Over-the-Counter Bulletin Board (‘‘OTC BB’’). There is no action or proceeding pending or, to Parent’s knowledge, threatened against Parent by Nasdaq or NASD, Inc. (‘‘NASD’’) with respect to any intention by such entities to prohibit or terminate the quotation of any such securities on the OTC BB.

3.24    Board Approval.    The Board of Directors of Parent (including any required committee or subgroup of the Board of Directors of Parent) has, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Parent, and (iii) determined that the fair market value of the Company is equal to at least 80% of Parent’s net assets.

3.25    Trust Fund.    As of the date hereof and at the Closing Date, Parent has and will have no less than $14,899,000 invested in United States Government securities in a trust account administered by Continental (the ‘‘Trust Fund’’), less such amounts, if any, as Parent is required to pay to stockholders who elect to have their shares converted to cash in accordance with the provisions of Parent’s Charter Documents.

3.26    Governmental Filings.    Except as set forth in Schedule 3.26, Parent has been granted and holds, and has made, all Governmental Actions/Filings necessary to the conduct by Parent of its business (as presently conducted) or used or held for use by Parent, and true, complete and correct copies of which have heretofore been delivered to the Company. Each such Governmental Action/Filing is in full force and effect and, except as disclosed in Schedule 3.26, will not expire prior to December 31, 2006, and Parent is in compliance with all of its obligations with respect thereto. No event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, and consummation of the transactions contemplated by this Agreement or any ancillary documents will not require or permit (with or without notice or lapse of time, or both), any modification or termination of any such Governmental Actions/Filings except such events which, either individually or in the aggregate, would not have a Material Adverse Effect upon Parent.

3.27    Representations and Warranties Complete.    The representations and warranties of Parent included in this Agreement and any list, statement, document or information set forth in, or attached to, any Schedule provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

3.28    Survival of Representations and Warranties.    The representations and warranties of Parent set forth in this Agreement shall survive until the Closing.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1    Conduct of Business by Company.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, except to the extent that the other party shall otherwise consent in writing, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations (except where noncompliance would not have a Material Adverse Effect), pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings. In addition, except as required or permitted by the terms of this Agreement or set forth in Schedule 4.1 hereto, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not do any of the following:

(a)    Waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b)    Grant any severance or termination pay to any officer or employee except pursuant to applicable law, written agreements outstanding, or policies existing on the date hereof and as previously or concurrently disclosed in writing or made available to the other party, or adopt any new severance plan, or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(c)    Transfer or license to any person or otherwise extend, amend or modify any material rights to any Intellectual Property or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices provided that in no event shall the Company license on an exclusive basis or sell any Intellectual Property of the Company;

(d)    Except as provided in Section 1.15, declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e)    Except as provided in Section 1.15, purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock, including repurchases of unvested shares at cost in connection with the termination of the relationship with any employee or consultant pursuant to agreements in effect on the date hereof;

(f)    Except as provided in Section 1.15, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into or exchangeable for shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible or exchangeable securities;

(g)    Amend its Charter Documents;

(h)    Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business the Company, or enter into any joint ventures, strategic partnerships or alliances or other arrangements that provide for exclusivity of territory or otherwise restrict the Company’s ability to compete or to offer or sell any products or services;

(i)    Sell, lease, license, encumber or otherwise dispose of any properties or assets, except (A) sales of inventory in the ordinary course of business consistent with past practice, (B) the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of such party, and (C) a first or second priority lien on all of its tangible assets (other than the Sorpresa! Channel and related programming assets and services, including, without limitation, websites, domain names, Affiliation Agreements, distribution agreements, rights in and to programs, brand names, Trademarks, Copyrights and other intellectual property rights, physical manifestations of intellectual property, including, without limitation, master tapes, digital video disks (DVDs) and other storage media, electronic and otherwise, and advertising, barter and other revenues (collectively, the ‘‘Sorpresa! Programming Assets’’)) to secure its Long-Term Debt;

(j)    Incur or permit to exist any indebtedness for borrowed money in excess of $25,000 in the aggregate or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any ‘‘keep well’’ or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing except that the Company may permit to exist Long-Term Debt in the amount that exists on the date of this Agreement; provided that the amount of Long-Term Debt shall not exceed $3,000,000 on the Closing Date;

(k)    Adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable ‘‘at will’’), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

(l)    Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practices or in accordance with their terms, or liabilities recognized or disclosed in the Unaudited Financial Statements or incurred since the date of such financial statements, or waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which the Company is a party or of which the Company is a beneficiary;

(m)     Except in the ordinary course of business consistent with past practices, modify, amend or terminate any Company Contract or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n)    Except as required by U.S. GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

(o)    Except in the ordinary course of business consistent with past practices, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $25,000 in any 12 month period;

(p)    Engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a ‘‘reorganization’’ under Section 368(a) of the Code;

(q)    Settle any litigation to which an Insider is a party or where the consideration given by the Company is other than monetary;

(r)    Make or rescind any Tax elections that, individually or in the aggregate, could be reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of such party, settle or compromise any material income tax liability or, except as required by applicable law, materially change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(s)    Form, establish or acquire any subsidiary except as contemplated by this Agreement;

(t)    Permit any Person to exercise any of its discretionary rights under any Plan to provide for the automatic acceleration of any outstanding options, the termination of any outstanding repurchase rights or the termination of any cancellation rights issued pursuant to such plans;

(u)    Make capital expenditures except in accordance with prudent business and operational practices consistent with prior practice;

(v)    Make or omit to take any action which would be reasonably anticipated to have a Material Adverse Effect with respect to the Company; provided that this shall not require the Company, in the operation of its business, to take any actions beyond the scope of its current operating practices after application of reasonable business judgment;

(w)    Enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders or other affiliates other than the payment of salary and benefits in the ordinary course of business consistent with past practice and other than the payment of interest on Long-Term Debt or rent under the Facilities Lease; or

(x)    Agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 4.1 (a) through (w) above.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1    Registration Statement and Proxy Statement/Prospectus; Special Meeting.

(a)    As soon as is reasonably practicable after receipt by Parent from the Company of all financial and other information relating to the Company as Parent may reasonably request for its preparation, Parent shall prepare and file with the SEC under the Exchange Act, and with all other applicable regulatory bodies, a registration statement on Form S-4 with respect to shares of Parent Common Stock to be issued in the Merger, the Merger Warrants, the Contingent Warrants and the shares of Parent Common Stock issuable upon exercise of the Merger Warrants and the Contingent Warrants (the ‘‘Registration Statement’’), which shall include proxy materials for the purpose of soliciting proxies from holders of (i) Parent Class B Stock to vote in favor of the adoption of this Agreement and the approval of the Merger (‘‘Parent Stockholder Approval’’), and (ii) Parent Common Stock and Parent Class B Stock to vote in favor of (w) the change of the name of Parent to a name selected mutually by Parent and the Company (the ‘‘Name Change Amendment’’), (x) an increase in the number of authorized shares of Parent Common Stock to 35,000,000 (the ‘‘Capitalization Amendment’’), (y) an amendment to remove, from and after the Closing, those provisions of Article Fourth of Parent’s Certificate of Incorporation that will no longer be applicable after the Merger and to remove the preamble and sections A through D, inclusive, of Article Sixth thereof and to redesignate section E of Article Sixth as Article Sixth, and (z) the adoption of an Equity Incentive Plan (the ‘‘Parent Plan’’) at a meeting of holders of the Parent Common Stock and the Parent Class B Stock to be called and held for such purpose (the ‘‘Special Meeting’’). The Parent Plan shall provide that an aggregate of no less than 600,000 shares of Parent Common Stock shall be reserved for issuance pursuant to the Parent Plan. Such proxy materials shall be in the form of a proxy statement/prospectus to be used for the purpose of soliciting such proxies from holders of Parent Common Stock and Parent Class B Stock and also for the purpose of issuing the Parent Common Stock, Merger Warrants and Contingent Warrants to holders of Company Common Stock in connection with the Merger (the ‘‘Proxy Statement/Prospectus’’). The Company shall furnish to Parent all information concerning the Company as Parent may reasonably request in connection with the preparation of the Proxy Statement/Prospectus. The Company and its counsel shall be given an opportunity to review and comment on the Registration Statement prior to its filing with the SEC. Parent, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Parent shall also take any and all such actions to satisfy the requirements of the Securities Act, including Rule 145 thereunder, and the Exchange Act. Prior to the Closing Date, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock and Merger Warrants to be issued pursuant to the Merger to be registered or qualified under all applicable Blue Sky Laws of each of the states and territories of the United States in which it is believed, based on information furnished by the Company, holders of the Company Common Stock reside and to take any other such actions that may be necessary to enable the Parent Common Stock and Merger Warrants to be issued pursuant to the Merger in each such jurisdiction.

(b)    As soon as practicable following the declaration of effectiveness of the Registration Statement by the SEC, Parent shall distribute the Proxy Statement/Prospectus to the holders of Parent Common Stock and Parent Class B Stock and, pursuant thereto, shall call the Special Meeting in accordance with the DGCL and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the Merger and the other matters presented for approval or adoption at the Special Meeting.

(c)    Parent shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, Parent shall ensure that the Proxy Statement/Prospectus does not, as of the date on which the Registration Statement is declared effective, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company for inclusion in the Proxy Statement/Prospectus). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Registration Statement will not as of the date on which the Registration Statement is declared effective (or any amendment or supplement thereto) or at the time of the Special Meeting contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading.

(d)    Parent, acting through its board of directors, shall include in the Proxy Statement/Prospectus the recommendation of its board of directors that the holders of Parent Class B Stock vote in favor of the adoption of this Agreement and the approval of the Merger, and shall otherwise use reasonable best efforts to obtain the Parent Stockholder Approval.

5.2    Directors and Officers of Parent and the Company After Merger.    Parent and the Company shall take all necessary action so that the persons listed in Schedule 5.2 are elected to the positions of officers and directors of Parent and the Company, as set forth therein, to serve in such positions effective immediately after the Closing. At or before the Effective Time, the Signing Stockholders, officers and directors of the Company and those stockholders of Parent stated to be parties thereto shall enter into a Voting Agreement in the form of Exhibit E.

5.3    Reserved.

5.4    Other Actions.

(a)    At least five (5) days prior to Closing, Parent shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC (‘‘Merger Form 8-K’’), which shall be in a form reasonably acceptable to the Company and in a format acceptable for EDGAR filing. Prior to Closing, Parent and the Company shall prepare the press release announcing the consummation of the Merger hereunder (‘‘Press Release’’). Concurrently with the Closing, Parent shall file the Merger Form 8-K with the SEC and distribute the Press Release.

(b)    The Company and Parent shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable laws to consummate the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party (including the respective independent accountants of the Company and Parent) and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated hereby. This obligation shall include, on the part of Parent, sending a termination letter to Continental in substantially the form of Exhibit A attached to the Investment Management Trust Agreement by and between Parent and the Exchange Agent dated as of July 13, 2005. Subject to applicable laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, each of the Company and Parent shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to such party, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

5.5    Required Information.    In connection with the preparation of the Merger Form 8-K and Press Release, and for such other reasonable purposes, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers and stockholders (including the directors of Parent and the Company to be elected effective as of the Closing pursuant to Section 5.2 hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other statement, filing, notice or application made by or on behalf of the Company and Parent to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated hereby. Each party warrants and represents to the other party that all such information shall be true and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

5.6    Confidentiality; Access to Information.

(a)    Confidentiality.    Any confidentiality agreement previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by law. In the event this Agreement is terminated as provided in Article VIII hereof, each party (i) will return or cause to be returned to the other all documents and other material obtained from the other in connection with the Merger contemplated hereby, and (ii) will use its reasonable best efforts to delete from its computer systems all documents and other material obtained from the other in connection with the Merger contemplated hereby.

(b)    Access to Information.

(i)    The Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request. No information or knowledge obtained by Parent in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(ii)    Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including the status of business or product development efforts, properties, results of operations and personnel of Parent, as the Company may reasonably request. No information or knowledge obtained by the Company in any investigation pursuant to this Section 5.6 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

5.7    Public Disclosure.    From the date of this Agreement until Closing or termination, the parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transaction without the prior consent of Parent (in the case of the Company and the Signing Stockholders) or the Company (in the case of Parent), except as required by any legal requirement or by the rules and regulations of, or pursuant to any agreement of a stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement and the terms of the transaction public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any party to its counsel, accountants and other professional advisors. In accordance with the foregoing, the parties hereto agree that Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement. Any language included in such Current Report may be used by Parent in other filings made by it with the SEC and in other documents distributed by Parent in connection with the transactions contemplated by this Agreement without further review or consent of the Signing Stockholders or the Company.

5.8    Reasonable Efforts.    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the transactions contemplated in this Agreement, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Parent and its board of directors and the Company and its board of directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use its commercially reasonable efforts to enable the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

5.9    Treatment as a Reorganization.    Neither Parent nor the Company nor the Signing Stockholders shall take any action prior to or following the Merger that could reasonably be expected to cause the Merger to fail to qualify as a ‘‘reorganization’’ within the meaning of Section 368(a) of the Code.

5.10    No Parent Common Stock Transactions.    Each officer, director and Signing Stockholder who is an ‘‘affiliate’’ under Rule 145 promulgated under the Securities Act shall agree that he, she or it shall not sell, transfer or otherwise dispose of an interest in any of the shares of Parent Common

Stock (and, with respect to each Specified Holder, the Merger Warrants and shares of Parent Common Stock issuable upon exercise of the Merger Warrants) he, she or it receives as a result of the Merger other than as permitted pursuant to the Lock-Up Agreement in the form of Exhibit F hereto executed by such Person concurrently with the execution of this Agreement.

5.11    Certain Claims.    As additional consideration for the issuance of Parent Common Stock and Merger Warrants pursuant to this Agreement, each of the Signing Stockholders hereby releases and forever discharges, effective as of the Closing Date, the Company and its directors, officers, employees and agents, from any and all rights, claims, demands, judgments, obligations, liabilities and damages, whether accrued or unaccrued, asserted or unasserted, and whether known or unknown arising out of or resulting from such Signing Stockholder’s (i) status as a holder of an equity interest in the Company; and (ii) employment, service, consulting or other similar agreement entered into with the Company prior to Closing to the extent that the basis for claims under any such agreement that survives the Closing arise prior to the Closing, provided, however, the foregoing shall not release any obligations of Parent set forth in this Agreement.

5.12    No Securities Transactions.    Neither the Company nor any Signing Stockholder or any of their affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement of the transactions contemplated by this Agreement. The Company shall use its best efforts to require each of its officers, directors, employees, agents and representatives to comply with the foregoing requirement.

5.13    No Claim Against Trust Fund.    The Company and the Signing Stockholders acknowledge that, if the transactions contemplated by this Agreement are not consummated by January 20, 2007, Parent will be obligated to return to its stockholders the amounts being held in the Trust Fund. Accordingly, the Company and the Signing Stockholders hereby waive all rights against Parent to collect from the Trust Fund any moneys that may be owed to them by Parent for any reason whatsoever, including but not limited to a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent, and will not seek recourse against the Trust Fund for any reason whatsoever.

5.14    Disclosure of Certain Matters.    Each of Parent, the Company and each Signing Stockholder will provide the others with prompt written notice of any event, development or condition that (a) would cause any of such party’s representations and warranties to become untrue or misleading or which may affect its ability to consummate the transactions contemplated by this Agreement, (b) had it existed or been known on the date hereof would have been required to be disclosed under this Agreement, (c) gives such party any reason to believe that any of the conditions set forth in Article VI will not be satisfied, (d) is of a nature that is or may be materially adverse to the operations, prospects or condition (financial or otherwise) of the Company, or (e) would require any amendment or supplement to the Proxy Statement/Prospectus. The parties shall have the obligation to supplement or amend the Company Schedules and Parent Schedules (the ‘‘Disclosure Schedules’’) being delivered concurrently with the execution of this Agreement and annexed hereto with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. The obligations of the parties to amend or supplement the Disclosure Schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, for purposes of Sections 6.2(a), 6.3(a), 7.1(a)(i), 8.1(d) and 8.1(e), the representations and warranties of the parties shall be made with reference to the Disclosure Schedules as they exist at the time of execution of this Agreement, subject to such anticipated changes as are set forth in Schedule 4.1 or otherwise expressly contemplated by this Agreement or which are set forth in the Disclosure Schedules as they exist on the date of this Agreement.

5.15    Nasdaq Listing.    Parent and the Company shall use their reasonable commercial efforts to obtain the listing for trading on Nasdaq of the Parent Common Stock, Parent’s Class W warrants and Class Z warrants and the units of Parent’s Common Stock and warrants. If such listing is not obtained by the Closing, the parties shall continue to use their best efforts after the Closing to obtain such listing.

5.16    Company Actions.    The Company and Parent shall each use its best efforts to take such actions as are necessary to fulfill its obligations under this Agreement and to enable the other parties to fulfill their obligations hereunder.

5.17    Charter Protections; Directors’ and Officers’ Liability Insurance.

(a)    All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of Parent or the Company as provided in the DGCL or in the Charter Documents of Parent or the Company, as applicable, or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b)    For a period of six (6) years after the Closing Date, Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Parent and the Company (or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from facts and events that occurred prior to the Closing Date.

(c)    If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.17.

(d)    The provisions of this Section 5.17 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of Parent or the Company for all periods ending on or before the Closing Date and may not be changed without the consent of Committee referred to in Section 1.14(a) as to Parent or the Signing Stockholders as to the Company.

5.18    Stockholder Obligations.    The Signing Stockholders shall repay to the Company, on or before the Closing, all direct and indirect indebtedness and other obligations owed by them to the Company, including the indebtedness and other obligations described inSchedule 2.22.

5.19    Indebtedness.    The Company shall (a) reduce its Long-Term Debt on the Closing Date to an amount not to exceed $3,000,000 on terms set forth in Schedule 4.1 in the section thereof relating to Section 4.1(j), and (b) have no other indebtedness on the Closing Date other than accounts payable.

5.20    Parent Funding.    Parent shall, from time to time after the Closing, make available to the Surviving Corporation up to $5,000,000 (and such additional amounts as it may deem appropriate in its sole judgment) from amounts previously held in the Trust Fund for operating expenses of the Surviving Corporation consistent with the Surviving Corporation’s growth plan heretofore provided to Parent.

ARTICLE VI

CONDITIONS TO THE TRANSACTION

6.1    Conditions to Obligations of Each Party to Effect the Merger.    The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)    Parent Stockholder Approval.    The Parent Stockholder Approval, the Name Change Amendment and the Capitalization Amendment shall have been duly approved and adopted by the stockholders of Parent by the requisite vote under the laws of the State of Delaware and the Parent Charter Documents and an executed copy of an amendment to Parent’s Certificate of Incorporation reflecting the Name Change Amendment and the Capitalization Amendment shall have been filed with the Delaware Secretary of State to be effective as of the Closing.

(b)    Parent Class B Stock.    Holders of twenty percent (20%) or more of the shares of Parent Class B Stock outstanding immediately before the Closing shall not have exercised their rights to convert their shares into a pro rata share of the Trust Fund in accordance with Parent’s Charter Documents.

(c)    Stock Quotation or Listing.    The Parent Common Stock, the Class W warrants and the Class Z warrants at the Closing will be quoted on the OTC BB or listed for trading on Nasdaq, if the application for such listing is approved, and there will be no action or proceeding pending or threatened against Parent by the NASD to prohibit or terminate the quotation of Parent Common Stock, the Class W warrants and the Class Z warrants on the OTC BB or the trading thereof on Nasdaq.

(d)    Registration Statement Effective.    The Registration Statement shall have been declared effective by the SEC.

6.2    Additional Conditions to Obligations of Company and the Signing Stockholders. The obligations of the Company and the Signing Stockholders to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company and the Signing Stockholders:

(a)    Representations and Warranties.    Each representation and warranty of Parent contained in this Agreement that is qualified as to materiality shall have been true and correct (i) as of the date of this Agreement and (ii) subject to the provisions of the last sentence of Section 5.14, on and as of the Closing Date with the same force and effect as if made on the Closing Date and each representation and warranty of Parent contained in this Agreement that is not qualified as to materiality shall have been true and correct (iii) as of the date of this Agreement and (iv) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. The Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent (‘‘Parent Closing Certificate’’).

(b)    Agreements and Covenants.    Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Parent) does not, or will not, constitute a Material Adverse Effect with respect to Parent, and the Parent Closing Certificate shall include a provision to such effect.

(c)    No Litigation.    No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely or otherwise encumber the title of the shares of Parent Common Stock to be issued by Parent in connection with the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d)    Consents.    Parent shall have obtained all consents, waivers and approvals required to be obtained by Parent in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent and the Parent Closing Certificate shall include a provision to such effect.

(e)    Material Adverse Effect.    No Material Adverse Effect with respect to Parent shall have occurred since the date of this Agreement.

(f)    SEC Compliance.    Immediately prior to Closing, Parent shall be in compliance with the reporting requirements under the Exchange Act.

(g)    Opinion of Counsel.    The Company shall have received from Graubard Miller, counsel to Parent, an opinion of counsel in substantially the form of Exhibit G annexed hereto.

(h)    Other Deliveries.    At or prior to Closing, Parent shall have delivered to the Company (i) copies of resolutions and actions taken by Parent’s board of directors and stockholders in connection with the approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by the Company and its counsel in order to consummate the transactions contemplated hereunder.

(i)    Press Release.    Parent shall have delivered the Press Release to the Company, in a form reasonably acceptable to the Company.

6.3    Additional Conditions to the Obligations of Parent.    The obligations of Parent to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)    Representations and Warranties.    Each representation and warranty of the Company contained in this Agreement that is qualified as to materiality shall have been true and correct (i) as of the date of this Agreement and (ii) subject to the provisions of the last sentence of Section 5.14, on and as of the Closing Date with the same force and effect as if made on the Closing Date and each representation and warranty of the Company contained in this Agreement that is not qualified as to materiality shall have been true and correct (iii) as of the date of this Agreement and (iv) in all material respects on and as of the Closing Date with the same force and effect as if made on the Closing Date. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by an authorized officer of Parent (‘‘Company Closing Certificate’’).

(b)    Agreements and Covenants.    The Company and the Signing Stockholders shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date except to the extent that any failure to perform or comply (other than a willful failure to perform or comply or failure to perform or comply with an agreement or covenant reasonably within the control of Company) does not, or will not, constitute a Material Adverse Effect on the Company, and the Company Closing Certificate shall include a provision to such effect.

(c)    No Litigation.    No action, suit or proceeding shall be pending or threatened before any Governmental Entity which is reasonably likely to (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect materially and adversely the right of Parent to own, operate or control any of the assets and operations of the Surviving Corporation following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

(d)    Consents.    The Company shall have obtained all consents, waivers, permits and approvals required to be obtained by the Company in connection with the consummation of the transactions contemplated hereby, other than consents, waivers and approvals the absence of which, either alone or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company and the Company Closing Certificate shall include a provision to such effect.

(e)    Material Adverse Effect.    No Material Adverse Effect with respect to the Company shall have occurred since the date of this Agreement.

(f)    Employment Agreement.    An Employment Agreement between the Company and Leonard Firestone, in the form of Exhibit H, executed concurrently with the execution of this Agreement, shall be in full force and effect.

(g)    Opinion of Counsel.    Parent shall have received from Blackburn & Company, LC, counsel to the Company, an opinion of counsel in substantially the form of Exhibit I annexed hereto.

(h)    Other Deliveries.    At or prior to Closing, the Company shall have delivered to Parent: (i) copies of resolutions and actions taken by the Company’s board of directors and stockholders in connection with the adoption and approval of this Agreement and the transactions contemplated hereunder, and (ii) such other documents or certificates as shall reasonably be required by Parent and its counsel in order to consummate the transactions contemplated hereunder.

(i)    Resignations.    The persons listed in Schedule 6.3(i) shall have resigned from their positions and offices with the Company.

(j)    Derivative Securities.    There shall be outstanding no options, warrants or other derivative securities entitling the holders thereof to acquire shares of Company Common Stock or other securities of the Company.

(k)    Stockholder Obligations.    The Signing Stockholders shall have repaid to the Company, on or before the Closing, all direct and indirect indebtedness and obligations owed by them to the Company, including the indebtedness and other obligations described in Schedule 2.22 and all other amounts owed by them to the Company.

(l)    Appraisal Rights.    Holders of no more than five percent (5%) of the shares of any class of securities of the Company outstanding immediately before the Effective Time shall have taken action to exercise their appraisal rights pursuant to Section 262 of the DGCL.

ARTICLE VII

INDEMNIFICATION

7.1    Indemnification of Parent.

(a)    Subject to the terms and conditions of this Article VII (including without limitation the limitations set forth in Section 7.4), Parent, the Company and their respective representatives, successors and permitted assigns (the ‘‘Parent Indemnitees’’) shall be indemnified, defended and held harmless from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Parent Indemnitee by reason of, arising out of or resulting from:

(i)    the inaccuracy or breach of any representation or warranty of Company contained in or made pursuant to this Agreement, any Schedule or any certificate delivered by the Company to Parent pursuant to this Agreement with respect hereto or thereto in connection with the Closing;

(ii)    the non-fulfillment or breach of any covenant or agreement of the Company contained in this Agreement; or

(iii)    FCC universal service fund contributions assessed against the Company with respect to any period prior to the Closing Date to the extent not paid prior to the date hereof or reserved against in the interim balance sheet included in the Unaudited Financial Statements.

(b)    As used in this Article VII, the term ‘‘Losses’’ shall include all losses, liabilities, damages, judgments, awards, orders, penalties, settlements, costs and expenses (including, without limitation, interest, penalties, court costs and reasonable legal fees and expenses) including those arising from any demands, claims, suits, actions, costs of investigation, notices of violation or noncompliance, causes of action, proceedings and assessments whether or not made by third parties or whether or not ultimately determined to be valid. Solely for the purpose of determining the amount of any Losses (and not for determining any breach) for which Parent Indemnitee may be entitled to indemnification pursuant to Article VII, any representation or warranty contained in this Agreement that is qualified by a term or terms such as ‘‘material,’’ ‘‘materially,’’ or ‘‘Material Adverse Effect’’ shall be deemed made or given without such qualification and without giving effect to such words.

7.2    Indemnification of Third Party Claims.    The indemnification obligations and liabilities under this Article VII with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against Parent by a Person other than the Company (a ‘‘Third Party Claim’’) shall be subject to the following terms and conditions:

(a)    Notice of Claim.    Parent, acting through the Committee, will give the Representative prompt written notice after receiving written notice of any Third Party Claim or discovering the liability, obligation or facts giving rise to such Third Party Claim (a ‘‘Notice of Claim’’) which Notice of Third Party Claim shall set forth (i) a brief description of the nature of the Third Party Claim, (ii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), and (iii) whether such Loss may be covered (in whole or in part) under any insurance and the estimated amount of such Loss which may be covered under such insurance, and the Representative shall be entitled to participate in the defense of Third Party Claim at its expense.

(b)    Defense.    The Representative shall have the right, at its option (subject to the limitations set forth in subsection 7.2(c) below), by written notice to Parent, to assume the entire control of, subject to the right of Parent to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Third Party Claim as to which such Notice of Claim has been given, and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to Parent to be the lead counsel in connection with such defense. If the Representative is permitted and elects to assume the defense of a Third Party Claim:

(i)    the Representative shall diligently and in good faith defend such Third Party Claim and shall keep Parent reasonably informed of the status of such defense; provided, however, that in the case of any settlement providing for remedies other than monetary damages for which indemnification is provided, Parent shall have the right to approve the settlement; and

(ii)    Parent shall cooperate fully in all respects with the Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and Parent shall make available to the Representative all pertinent information and documents under its control.

(c)    Limitations of Right to Assume Defense.    The Representative shall not be entitled to assume control of such defense if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Third Party Claim seeks an injunction or equitable relief against Parent; or (iii) there is a reasonable probability that a Third Party Claim may materially and adversely affect Parent other than as a result of money damages or other money payments.

(d)    Other Limitations.    Failure to give prompt Notice of Claim or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Third Party Claim by Parent against the Representative and shall not affect the Representative’s duty or obligations under this Article VII, except to the extent (and only to the extent that) such failure shall have adversely affected the ability of the Representative to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages for which the Representative is obligated to be greater than such damages would have been had Parent given the Representative prompt notice hereunder. So long as the Representative is defending any such action actively and in good faith, Parent shall not settle such action. Parent shall make available to the Representative all relevant records and other relevant materials required by them and in the possession or under the control of Parent, for the use of the Representative and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

(e)    Failure to Defend.    If the Representative, promptly after receiving a Notice of Claim, fails to defend such Third Party Claim actively and in good faith, Parent will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Third Party Claim as it may determine in its reasonable discretion, provided that the Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld or delayed.

(f)    Parent’s Rights.    Anything in this Section 7.3 to the contrary notwithstanding, the Representative shall not, without the written consent of Parent, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to Parent of a full and unconditional release from all liability and obligation in respect of such action without any payment by Parent.

(g)    Representative Consent.    Unless the Representative has consented to a settlement of a Third Party Claim, the amount of the settlement shall not be a binding determination of the amount of the Loss and such amount shall be determined in accordance with the provisions of the Escrow Agreement

7.3    Insurance Effect.    To the extent that any Losses that are subject to indemnification pursuant to this Article VII are covered by insurance, Parent shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided that Parent shall nevertheless be entitled to bring a claim for indemnification under this Article VII in respect of such Losses and the time limitations set forth in Section 7.4 hereof for bringing a claim of indemnification under this Agreement shall be tolled during the pendency of such insurance claim. The existence of a claim by Parent for monies from an insurer or against a third party in respect of any Loss shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by the Representative. If Parent has received the payment required by this Agreement from the Representative in respect of any Loss and later receives proceeds from insurance or other amounts in respect of such Loss, then it shall hold such proceeds or other amounts in trust for the benefit of the Representative and shall pay to the Representative, as promptly as practicable after receipt, a sum equal to the amount of such proceeds or other amount received, up to the aggregate amount of any payments received from the Representative pursuant to this Agreement in respect of such Loss. Notwithstanding any other provisions of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated.

7.4    Limitations on Indemnification.

(a)    Survival: Time Limitation.    The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by the Company to Parent in connection with this Agreement (including the certificate required to be delivered by the Company pursuant to Section 6.3(a)) shall survive the Closing until the expiration of the Escrow Period.

(b)    Any claim made by a party hereunder shall be preserved despite the subsequent expiration of the Escrow Period and any claim set forth in a Notice of Claim sent prior to the expiration of the Escrow Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, no claim for indemnification under this Article VII shall be brought after the end of the Escrow Period.

(c)    Deductible.    No amount shall be payable under Article VII unless and until the aggregate amount of all indemnifiable Losses otherwise payable exceeds $500,000 (the ‘‘Deductible’’), in which event the amount payable shall include all amounts included in the Deductible and all future amounts that become payable under Section 7.1 from time to time thereafter.

(d)    Aggregate Amount Limitation.    The aggregate liability for Losses pursuant to Section 7.1 shall not in any event exceed the Escrow Shares and Parent shall have no claim against the Company’s stockholders other than for the Escrow Shares (and any proceeds of the shares or distributions with respect to the Escrow Shares).

7.5    Exclusive Remedy.    Parent hereby acknowledges and agrees that, from and after the Closing, its sole remedy with respect to any and all claims for money damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VII. Notwithstanding any of the foregoing, nothing contained in this Article VII shall in any way impair, modify or otherwise limit Parent’s or Company’s right to bring any claim, demand or suit against the other party based upon such other party’s actual fraud or intentional or willful misrepresentation or omission, it being understood that a mere breach of a representation and warranty, without intentional or willful misrepresentation or omission, does not constitute fraud.

7.6    Adjustment to Merger Consideration.    Amounts paid for indemnification under Article VII shall be deemed to be an adjustment to the value of the shares of Parent Common Stock issued by Parent as a result of the Merger, except as otherwise required by Law.

7.7    Representative Capacities; Application of Escrow Shares.    The parties acknowledge that the Representative’s obligations under this Article VII are solely as a representative of the Company’s stockholders in the manner set forth in the Escrow Agreement with respect to the obligations to indemnify Parent under this Article VII and that the Representative shall have no personal responsibility for any expenses incurred by him in such capacity and that all payments to Parent as a result of such indemnification obligations shall be made solely from, and to the extent of, the Escrow Shares. Out-of-pocket expenses of the Representative for attorneys’ fees and other costs shall be borne in the first instance by Parent, which may make a claim for reimbursement thereof against the Escrow Shares upon the claim with respect to which such expenses are incurred becoming an Established Claim (as defined in the Escrow Agreement). The parties further acknowledge that all actions to be taken by Parent pursuant to this Article VII shall be taken on its behalf by the Committee in accordance with the provisions of the Escrow Agreement. The Escrow Agent, pursuant to the Escrow Agreement after the Closing, may apply all or a portion of the Escrow Shares to satisfy any claim for indemnification pursuant to this Article VII. The Escrow Agent will hold the remaining portion of the Escrow Shares until final resolution of all claims for indemnification or disputes relating thereto.

ARTICLE VIII

TERMINATION

8.1    Termination.    This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written agreement of Parent and the Company at any time;

(b)    by either Parent or the Company if the Merger shall not have been consummated by January 20, 2007 for any reason; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)    by either Parent or the Company if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d)    by the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach by Parent is curable by Parent prior to the Closing Date, then the Company may not terminate this Agreement under this Section 8.1(d) for thirty (30) days after delivery of written notice from the Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Parent is cured during such thirty (30)-day period);

(e)    by Parent, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VI would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such breach is curable by the Company prior to the Closing Date, then Parent may not terminate this Agreement under this Section 8.1(e) for thirty (30) days after delivery of written notice from Parent to the Company of such breach, provided the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company is cured during such thirty (30)-day period); or

(f)    by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), this Agreement and the transactions contemplated thereby shall fail to be approved and adopted by the affirmative vote of the holders of Parent Class B Stock required under Parent’s certificate of incorporation, or the holders of 20% or more of the number of shares of Parent Class B Stock issued in Parent’s initial public offering and outstanding as of the date of the record date of the Special Meeting exercise their rights to convert the shares of Parent Class B Stock held by them into cash in accordance with Parent’s certificate of incorporation.

8.2    Notice of Termination; Effect of Termination.    Any termination of this Agreement under Section 8.1 above will be effective immediately upon (or, if the termination is pursuant to Section 8.1(d) or Section 8.1(e) and the proviso therein is applicable, thirty (30) days after) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 5.6, 5.13, 8.2 and 8.3 and Article X (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement, including a breach by a party electing to terminate this Agreement pursuant to Section 8.1(b) caused by the action or failure to act of such party constituting a principal cause of or resulting in the failure of the Merger to occur on or before the date stated therein.

8.3    Fees and Expenses.    All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

ARTICLE IX

DEFINED TERMS

Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

‘‘AAA’’	Section 10.12
‘‘Affiliate’’	Section 10.2(f)
‘‘Affiliation Agreement’’	Section 2.19(a)(iv)
‘‘Aggregate Merger Warrants Number’’	Section 1.5(b)
‘‘Aggregate Parent Common Stock Number’’	Section 1.5(a)
‘‘Agreement’’	Section 1.2
‘‘Allocation Percentage’’	Section 1.19(b)
‘‘Approvals’’	Section 2.1(a)
‘‘Audited Financial Statements’’	Section 2.7(a)
‘‘Blue Sky Laws’’	Section 1.13(c)
‘‘Capitalization Amendment’’	Section 5.1(a)
‘‘Certificate of Merger’’	Section 1.2
‘‘Charter Documents’’	Section 2.1(a)
‘‘Closing’’	Section 1.2
‘‘Closing Date’’	Section 1.2
‘‘Code’’	Recital C
‘‘Committee’’	Section 1.14(a)
‘‘Company’’	Heading
‘‘Company Certificates’’	Section 1.6(c)
‘‘Company Closing Certificate’’	Section 6.3(a)
‘‘Company Common Stock’’	Section 1.5(a)
‘‘Company Contracts’’	Section 2.19(a)
‘‘Company Intellectual Property’’	Section 2.18
‘‘Company Preferred Stock’’	Section 1.5(a)
‘‘Company Products’’	Section 2.18
‘‘Company Registered Intellectual Property’’	Section 2.18
‘‘Company Schedule’’	Article II Preamble
‘‘Company Stock Options’’	Section 2.3(a)
‘‘Company Warrants’’	Section 2.3(a)
‘‘Continental’’	Section 1.6(a)
‘‘Contingent Warrants’’	Section 1.5(a)
‘‘Conversions’’	Section 1.15
‘‘Corporate Records’’	Section 2.1(c)
‘‘DGCL’’	Recital A
‘‘Deductible’’	Section 7.4(c)
‘‘Disclosure Schedules’’	Section 5.14
‘‘Dissenter’’	Section 1.17(a)
‘‘Dissenting Shares’’	Section 1.17(b)
‘‘Earth Station’’	Section 2.23(a)
‘‘Effective Time’’	Section 1.2
‘‘Effective Time Holders’’	Section 1.5(b)
‘‘Environmental Law’’	Section 2.16(b)
‘‘Escrow Agreement’’	Section 1.11
‘‘Escrow Period’’	Section 1.11
‘‘Escrow Shares’’	Section 1.11

‘‘Exchange Act’’	Section 1.13(c)
‘‘Exchange Agent’’	Section 1.6(a)
‘‘Facilities Lease’’	Section 2.14(c)
‘‘FCC’’	Section 2.23(a)
‘‘Governmental Action/Filing’’	Section 2.21(c)
‘‘Governmental Entity’’	Section 1.13(c)
‘‘Hazardous Substance’’	Section 2.16(c)
‘‘Insider’’	Section 2.19(a)(i)
‘‘Insurance Policies’’	Section 2.20
‘‘Intellectual Property’’	Section 2.18
‘‘Knowledge’’	Section 10.2(d)
‘‘Legal Requirements’’	Section 10.2(b)
‘‘License’’	Section 2.23(a)
‘‘Lien’’	Section 10.2(e)
‘‘Long-Term Debt’’	Section 2.19(d)
‘‘Losses’’	Section 7.1(b)
‘‘Material Adverse Effect’’	Section 10.2(a)
‘‘Material Company Contracts’’	Section 2.19(a)
‘‘Merger’’	Section 1.1
‘‘Merger Form 8-K	Section 5.4(a)
‘‘Merger Sub’’	Heading
‘‘Merger Sub Common Stock’’	Section 1.5(e)
‘‘Merger Warrants’’	Section 1.5(b)
‘‘Name Change Amendment’’	Section 5.1(a)
‘‘NASD’’	Section 3.23
‘‘Notice of Claim’’	Section 7.2(a)
‘‘OTC BB’’	Section 3.23
‘‘Outstanding Company Stock Number’’	Section 1.5(a)
‘‘Outstanding Specified Holders Stock Number’’	Section 1.5(b)
‘‘Parent’’	Heading
‘‘Parent Class B Stock’’	Section 3.3(a)
‘‘Parent Closing Certificate’’	Section 6.2(a)
‘‘Parent Common Stock’’	Section 1.5(a)
‘‘Parent Contracts’’	Section 3.19(a)
‘‘Parent Convertible Securities’’	Section 3.3(a)
‘‘Parent Indemnitees’’	Section 7.1(a)
‘‘Parent Plan’’	Section 5.1(a)
‘‘Parent Preferred Stock’’	Section 3.3(a)
‘‘Parent SEC Reports’’	Section 3.7(a)
‘‘Parent Schedule’’	Article III Preamble
‘‘Parent Stock Options’’	Section 3.3(a)
‘‘Parent Stockholder Approval’’	Section 5.1(a)
‘‘Parent Warrants’’	Section 3.3(a)
‘‘Patents’’	Section 2.18
‘‘Person’’	Section 10.2(c)
‘‘Personal Property’’	Section 2.14(b)
‘‘Plans’’	Section 2.11(a)
‘‘Press Release’’	Section 5.4(a)
‘‘Proxy Statement/Prospectus’’	Section 5.1(a)
‘‘Registered Intellectual Property’’	Section 2.18

‘‘Registration Statement’’	Section 5.1(a)
‘‘Representative’’	Section 1.11
‘‘Resolution Costs’’	Section 1.19(c)
‘‘Resolution Number’’	Section 1.19(b)
‘‘Restricted Shares’’	Section 1.18
‘‘Returns’’	Section 2.15(b)(i)
‘‘Securities Act’’	Section 1.13(c)
‘‘Selected Firm’’	Section 1.19(c)
‘‘Sharers’’	Section 2.23(e)
‘‘Sorpresa! Programming Assets’’	Section 4.1(i)
‘‘Special Meeting’’	Section 5.1(a)
‘‘Specified Holders’’	Section 1.5(b)
‘‘Signing Stockholder/Signing Stockholders’’	Heading
‘‘Stock Reduction Number’’	Section 1.5(a)
‘‘Stock Reduction Number Dispute’’	Section 1.19(b)
‘‘Surviving Corporation’’	Section 1.1
‘‘Tax/Taxes’’	Section 2.15(a)
‘‘Third Party Claim’’	Section 7.2
‘‘Trademarks’’	Section 2.18
‘‘Trust Fund’’	Section 3.25
‘‘Unaudited Financial Statements’’	Section 2.7(b)
‘‘U.S. GAAP’’	Section 2.7(a)
‘‘Working Capital Funds’’	Section 4.1(j)

ARTICLE X

GENERAL PROVISIONS

10.1    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

if to Parent, to:

Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, NY 10036
Attention: Stuart B. Rekant
Telephone: 212-398-3112
Telecopy: 212-398-3275

with a copy to:

David Alan Miller, Esq.
Graubard Miller
405 Lexington Avenue
New York, New York 10174-1901
Telephone: 212-818-8661
Telecopy: 212-818-8881

if to the Company or Signing Stockholders, to:

c/o Raymond K. Mason
2022 Hendricks Avenue
Jacksonville, FL 32207
Telephone: 904-396-8462
Telecopy: 904-396-8248

with a copy to:

Dennis L. Blackburn
Blackburn & Company, LC
5150 Belfort So. Bldg. 500
Jacksonville, FL 32256
Telephone: 904-296-7713
Telecopy: 904-296-7716

10.2    Interpretation.    When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words ‘‘include,’’ ‘‘includes’’ and ‘‘including’’ when used herein shall be deemed in each case to be followed by the words ‘‘without limitation.’’ The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to ‘‘the business of’’ an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. For purposes of this Agreement:

(a)    the term ‘‘Material Adverse Effect’’ when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets (including intangible assets), revenues, financial condition or results of operations of such entity, it being understood that none of the following alone or in combination shall be deemed, in and of itself, to constitute a Material Adverse Effect: (i) changes attributable to the public announcement or pendency of the transactions contemplated hereby, (ii) changes in general national or regional economic conditions, or (iii) any SEC rulemaking requiring enhanced disclosure of reverse merger transactions with a public shell;

(b)    the term ‘‘Legal Requirements’’ means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and all requirements set forth in applicable Company Contracts or Parent Contracts;

(c)    the term ‘‘Person’’ shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

(d)    the term ‘‘knowledge’’ means actual knowledge or awareness as to a specified fact or event of a Person that is an individual or of an executive officer or director of a Person that is a corporation or of a Person in a similar capacity of an entity other than a corporation;

(e)    the term ‘‘Lien’’ means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest);

(f)    the term ‘‘Affiliate’’ means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, ‘‘control’’ (including with correlative meanings, the terms ‘‘controlling,’’ ‘‘controlled by’’ and ‘‘under common control with’’), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and

(g)    all monetary amounts set forth herein are referenced in United States dollars, unless otherwise noted.

10.3    Counterparts; Facsimile Signatures.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery by facsimile to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

10.4    Entire Agreement; Third Party Beneficiaries.    This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Schedules hereto (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Amended and Restated Term Sheet between Parent and the Company dated May 16, 2006 is hereby terminated in its entirety and shall be of no further force and effect; and (b) are not intended to confer upon any other person any rights or remedies hereunder (except as specifically provided in this Agreement).

10.5    Severability.    In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this

Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.6    Other Remedies; Specific Performance.     Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.7    Governing Law.     This Agreement shall be governed by and construed in accordance with the law of the State of New York regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof. Subject to the provisions of Section 10.12, each party hereby consents to the exclusive jurisdiction of the federal and state courts located in the State of New York, New York County, with respect to the resolution of any disputes arising under this Agreement and the enforcement of the provisions hereof.

10.8    Rules of Construction.     The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.9    Assignment.     No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 10.9, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

10.10    Amendment.     This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties.

10.11    Extension; Waiver.     At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

10.12    Arbitration.     Any disputes or claims arising under or in connection with this Agreement or the transactions contemplated hereunder shall be resolved by binding arbitration. Notice of a demand to arbitrate a dispute by either party shall be given in writing to the other at their last known address. Arbitration shall be commenced by the filing by a party of an arbitration demand with the American Arbitration Association (‘‘AAA’’) in its office in New York City. The arbitration and resolution of the dispute shall be resolved by a single arbitrator appointed by the AAA pursuant to AAA rules. The arbitration shall in all respects be governed and conducted by applicable AAA rules, and any award and/or decision shall be conclusive and binding on the parties. The arbitration shall be conducted in New York City. The arbitrator shall supply a written opinion supporting any award, and judgment may be entered on the award in any court of competent jurisdiction. Each party shall pay its own fees and expenses for the arbitration, except that any costs and charges imposed by the AAA and any fees of the arbitrator for his services shall be assessed against the losing party by the arbitrator. In the event that preliminary or permanent injunctive relief is necessary or desirable in order to prevent a party from acting contrary to this Agreement or to prevent irreparable harm prior to a confirmation of an arbitration award, then either party is authorized and entitled to commence a lawsuit solely to obtain equitable relief against the other pending the completion of the arbitration in a court having jurisdiction over the parties. Each party hereby consents to the exclusive jurisdiction of the federal and state courts located in the State of New York, New York County, for such purpose. All rights and remedies of the parties shall be cumulative and in addition to any other rights and remedies obtainable from arbitration.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

JUNIPER PARTNERS ACQUISITION CORP.
By: /s/ Stuart B. Rekant Name: Stuart B. Rekant Title: Chairman and CEO
FIRECOMM ACQUISITION, INC.
By: /s/ Stuart B. Rekant Name: Stuart B. Rekant Title: President
FIRESTONE COMMUNICATIONS, INC.
By: /s/ Leonard L. Firestone Name: Leonard L. Firestone Title: Chairman and CEO
SIGNING STOCKHOLDERS:

[See separate signature pages.]

SIGNING STOCKHOLDER SIGNATURE PAGE TO MERGER AGREEMENT

12 K,LLC

By: /s/ Raymond K.Mason
        Raymond K. Mason,
        Manager

        /s/ Kimball Firestone
        Kimball Firestone

        /s/ Leonard L. Firestone
        Leonard L. Firestone

        /s/ Bert Getz, Jr.
        Bert Getz, Jr.

Varina Knight Mason Testamentary Trust II

By: /s/ Raymond K. Mason
       Raymond K. Mason,
       Trustee

INDEX OF EXHIBITS AND SCHEDULES

Exhibits

Exhibit A    –    Amended and Restated Certificate of Incorporation of Company

Exhibit B    –    By–Laws of Merger Sub

Exhibit C    –    Form of Escrow Agreement

Exhibit D    –    Form of Facilities Lease Amendment

Exhibit E     –    Form of Voting Agreement

Exhibit F     –    Form of Lock–Up Agreement

Exhibit G    –    Form of Opinion of Graubard Miller

Exhibit H    –    Form of Employment Agreement for Leonard Firestone

Exhibit I     –    Form of Opinion of Blackburn & Company, LC

Schedules

Schedule 1.15        –     Affiliates of the Company

Schedule 2             –     Company Schedule

Schedule 3             –     Parent Schedule

Schedule 4.1           –      Permitted Company Actions

Schedule 5.2          –      Directors and Officers of Parent and Company

Schedule 6.3(i)      –      Company Resignations

EXHIBIT A TO MERGER AGREEMENT

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
FIRESTONE COMMUNICATIONS, INC.

Pursuant to Section 245 of the Delaware
General Corporation Law

FIRESTONE COMMUNICATIONS, INC. (the ‘‘Corporation’’), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.    The name of the Corporation is Firestone Communications, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on                     .

2.    This Amended and Restated Certificate of Incorporation (this ‘‘Certificate’’) has been duly adopted by resolutions proposed and declared advisable by the Board of Directors in accordance with Section 245 of the Delaware General Corporation Law (the ‘‘DGCL’’) and duly adopted by the holder of all of the outstanding stock of the Corporation entitled to vote thereon by written consent in accordance with Section 228 of the DGCL.

3.    The text of the Certificate of Incorporation as amended heretofore is hereby restated to read herein as set forth in full below:

FIRST:    The name of the corporation is Firestone Communications, Inc. (hereinafter called the ‘‘Corporation’’).

SECOND:    The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company. [To be revised if a different agent will be used.]

THIRD:    The nature of the business to be conducted and the purposes of the Corporation to be promoted are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:    Effective on the date of filing of this Certificate, the total number of shares of capital stock which the Corporation shall have authority to issue is 3,000 shares of Common Stock (hereinafter called the ‘‘Common Stock’’), having a par value of one ten thousandth of one dollar ($0.0001).

FIFTH:    The Corporation shall have perpetual existence.

SIXTH:    In furtherance and not in limitation of the powers conferred by statute and pursuant and subject to the terms of this Certificate, the Board of Directors is expressly authorized to make, alter or repeal the by-laws of the Corporation.

SEVENTH:    To the fullest extent permitted by the DGCL as it now exists or as it may hereafter be amended, no director shall be personally liable to the Corporation or any of its stockholders for any monetary damages for any breach of fiduciary duty by such director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

EIGHTH:    Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide. Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the by-laws of the Corporation.

NINTH:    The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate pursuant and subject to the terms of this Certificate, in the manner and at the time prescribed by the laws of the State of Delaware, and all rights at any time conferred upon stockholders of the Corporation by this Certificate of Incorporation are granted subject to this reservation.

IN WITNESS WHEREOF, this Certificate has been signed by the undersigned, said Chris Ferguson, President of the Corporation, this          day of                                     , 2006.

______________________________ Leonard Firestone, President of Firestone Communications, Inc.

EXHIBIT B TO MERGER AGREEMENT

Adopted: As of August 10, 2006

BY-LAWS
OF
FIRECOMM ACQUISITION, INC.

ARTICLE I

OFFICES

1.1    Registered Office:    The registered office shall be established and maintained at 615 South DuPont Highway, Kent County, Dover, Delaware and National Corporate Research, Ltd. shall be the registered agent of the corporation in charge thereof.

1.2    Other Offices:    The corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II

STOCKHOLDERS

2.1    Place of Stockholders’ Meetings.    All meetings of the stockholders of the corporation shall be held at such place or places, within or outside the State of Delaware as may be fixed by the Board of Directors from time to time or as shall be specified in the respective notices thereof.

2.2    Date and Hour of Annual Meetings of Stockholders.    An annual meeting of stockholders shall be held each year at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. In the event the Board of Directors fails to so determine the time, date and place of meeting, the annual meeting of stockholders shall be held at the main headquarters of the corporation on a day in the month of May as shall be determined by the Board of Directors. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next succeeding business day.

2.3    Purposes of Annual Meetings.    At each annual meeting, the stockholders shall elect the members of the Board of Directors for the succeeding year. At any such annual meeting any further proper business may be transacted.

2.4    Special Meetings of Stockholders.    Special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the Chairman, President or by the Board of Directors, or at the request in writing by stockholders of record owning a majority of the issued and outstanding shares of Common Stock of the corporation, which request shall state the purpose of the proposed meeting, and may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of meeting.

2.5    Notice of Meetings of Stockholders.    Except as otherwise expressly required or permitted by law, not less than ten days nor more than sixty days before the date of every stockholders’ meeting the Secretary shall give to each stockholder of record entitled to vote at such meeting, written notice, served personally, by mail or by telegram, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice, if mailed, shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address for notices to such stockholder as it appears on the records of the corporation.

2.6    Quorum of Stockholders.

(a)    Unless otherwise provided by the Certificate of Incorporation or by law, at any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of the votes thereat shall constitute a quorum.

(b)    At any meeting of the stockholders at which a quorum shall be present, a majority of those present in person or by proxy may adjourn the meeting from time to time without notice other than announcement at the meeting. In the absence of a quorum, the officer presiding thereat shall have power to adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting, other than announcement at the meeting, shall not be required to be given, except as provided in paragraph (d) below and except where expressly required by law.

(c)    At any adjourned session at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting originally called but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed by the Board of Directors.

(d)    If an adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.7    Chairman and Secretary of Meeting.    The Chairman or in his absence, the President, or, in their absence, a Vice President, shall preside at meetings of the stockholders. The Secretary or, in his absence, an Assistant Secretary, shall act as secretary of the meeting, or if neither is present, then the presiding officer may appoint a person to act as secretary of the meeting.

2.8    Voting by Stockholders.    Except as may be otherwise provided by the Certificate of Incorporation or these by-laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of stock standing in his name on the books of the corporation on the record date for the meeting. All elections and questions shall be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

2.9    Proxies.    Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. Every proxy shall be in writing, subscribed by the stockholder or his duly authorized attorney-in-fact, but need not be dated, sealed, witnessed or acknowledged.

2.10    Inspectors.    The election of directors and any other vote by ballot at any meeting of the stockholders shall be supervised by at least two inspectors. Such inspectors shall be appointed by the Board of Directors in advance of the meeting. If one or both inspectors so appointed shall refuse to serve or shall not be present, such appointment shall be made by the officer presiding at the meeting.

2.11    List of Stockholders.

(a)    At least ten days before every meeting of stockholders the Secretary shall prepare and make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

(b)    During ordinary business hours, for a period of at least ten days prior to the meeting, such list shall be open to examination by any stockholder for any purpose germane to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

(c)    The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and it may be inspected by any stockholder who is present.

(d)    The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 2.11 or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

2.12    Procedure at Stockholders’ Meetings.    Except as otherwise provided by these by-laws or any resolutions adopted by the stockholders or Board of Directors, the order of business and all other matters of procedure at every meeting of stockholders shall be determined by the presiding officer. Not less than 15 minutes following the presentation of any resolution to any meeting of stockholders, the presiding officer may announce that further discussion on such resolution shall be limited to not more than three persons who favor and not more than three persons who oppose such resolution, each of whom shall be designated by the presiding officer and shall thereupon be entitled to speak thereon for not more than five minutes. After such persons, or such a lesser number thereof as shall advise the presiding officer of their desire so to speak, shall have spoken on such resolution, the presiding officer may direct a vote on such resolution without further discussion thereon at the meeting.

2.13    Action By Consent Without Meeting.    Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

3.1    Powers of Directors.    The property, business and affairs of the corporation shall be managed by its Board of Directors which may exercise all the powers of the corporation except such as are by the law of the State of Delaware or the Certificate of Incorporation or these by-laws required to be exercised or done by the stockholders.

3.2    Number, Method of Election, Terms of Office of Directors.    The number of directors which shall constitute the Board of Directors shall be between one and five, such number to be fixed by resolution of the Board of Directors. Each Director shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, provided, however, that a director may resign at any time. Directors need not be stockholders.

3.3    Vacancies on Board of Directors; Removal.

(a)    Any director may resign his office at any time by delivering his resignation in writing to the Chairman, President or the Secretary. It will take effect at the time specified therein or, if no time is specified, it will be effective at the time of its receipt by the corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(b)    Any vacancy, or newly created directorship resulting from any increase in the authorized number of directors, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and any director so chosen shall hold office until the next annual election of directors by the stockholders and until his successor is duly elected and qualified or until his earlier resignation or removal.

(c)    Removal.    Any director may be removed with or without cause at any time by the affirmative vote of stockholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the corporation, given at a special meeting of the stockholders called for that purpose.

3.4    Meetings of the Board of Directors.

(a)    The Board of Directors may hold their meetings, both regular and special, either within or outside the State of Delaware.

(b)    Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by resolution of the Board of Directors. No notice of such regular meetings shall be required. If the date designated for any regular meeting be a legal holiday, then the meeting shall be held on the next day which is not a legal holiday.

(c)    The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders for the election of officers and the transaction of such other business as may come before it. If such meeting is held at the place of the stockholders’ meeting, no notice thereof shall be required.

(d)    Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman or President or at the written request of any one director.

(e)    The Secretary shall give notice to each director of any special meeting of the Board of Directors by mailing the same at least three days before the meeting or by telegraphing, telexing, or delivering the same not later than the day before the meeting. Unless required by law, such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors. No notice of any adjourned meeting need be given. No notice to or waiver by any director shall be required with respect to any meeting at which the director is present.

3.5    Quorum and Action.    Unless provided otherwise by law or the Certificate of Incorporation, a majority of the whole board shall constitute a quorum for the transaction of business; but if there shall be less than a quorum at any meeting of the Board, a majority of those present may adjourn the meeting from time to time. The vote of a majority of the directors present at any meeting at which a quorum is present shall be necessary to constitute the act of the Board of Directors.

3.6    Presiding Officer and Secretary of Meeting.    The Chairman, or in his absence, a member of the Board of Directors selected by the members present, shall preside at meetings of the Board. The Secretary shall act as secretary of the meeting, but in his absence the presiding officer may appoint a secretary of the meeting.

3.7    Action by Consent Without Meeting.    Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes or proceedings of the Board or committee.

3.8    Action by Telephonic Conference.    Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.9    Committees.

(a)    The Board of Directors may, by resolution or resolutions passed by a majority of the whole board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any such meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(b)    Any such committee, to the extent provided in the resolution or resolution of the Board of Directors, or in these by-laws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power of authority in reference to amending the Certificate of

Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the corporation’s property and assets, recommending to the stockholders a dissolution of the corporation or a revocation of a dissolution, or amending the by-laws of the corporation; and unless the resolution, these by-laws, or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock.

3.10    Compensation of Directors.    Directors shall receive such reasonable compensation for their service on the Board of Directors or any committees thereof, whether in the form of salary or a fixed fee for attendance at meetings, or both, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

3.11    Contracts.

(a)    No contract or other transaction between this corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporation, provided that such facts are disclosed or made known to the Board of Directors.

(b)    Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

ARTICLE IV

OFFICERS

4.1    Officers, Title, Elections, Terms.

(a)    The elected officers of the corporation may be a President (and/or Chief Executive Officer), one or more Vice Presidents, a Treasurer and a Secretary, who shall be elected by the Board of Directors at its annual meeting following the annual meeting of the stockholders, to serve at the pleasure of the Board or otherwise as shall be specified by the Board at the time of such election and until their successors are elected and qualify. The Board of Directors may also elect a Chairman of the Board.

(b)    The Board of Directors may elect or appoint at any time, and from time to time, additional officers or agents with such duties as it may deem necessary or desirable. Such additional officers shall serve at the pleasure of the Board or otherwise as shall be specified by the Board at the time of such election or appointment. Two or more offices may be held by the same person.

(c)    Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

(d)    Any officer may resign his office at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified, at the time of its receipt by the corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(e)    The salaries of all officers of the corporation shall be fixed by the Board of Directors.

4.2    Removal of Elected Officers.    Any elected officer may be removed at any time, either with or without cause, by resolution adopted at any regular or special meeting of the Board of Directors by a majority of the directors then in office.

4.3    Duties.

(a)    President (and/or Chief Executive Officer).    The President (who may or may not be also called the Chief Executive Officer) shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall supervise and control all the business and affairs of the Corporation. The President may, when present, preside at all meetings of the stockholders and of the Board of Directors. The President shall see that all orders and resolutions of the Board of Directors are carried into effect (unless any such order or resolution shall provide otherwise), and in general shall perform all duties incident to the office of chief executive officer and president and such other duties as may be prescribed by the Board of Directors from time to time.

(b)    Vice President.    Each Vice President, if any, shall have such powers and perform such duties as the Board of Directors may determine or as may be assigned to him by the Chief Executive Officer or President. In the absence of both the Chief Executive Officer and President or in the event of both officers death, or inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the Chief Executive Officer and President and when so acting, shall have all the powers and be subject to all the restrictions upon the Chief Executive Officer and President.

(c)    Treasurer.    The Treasurer shall (1) have charge and custody of and be responsible for all funds and securities of the Corporation; (2) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; (3) deposit all such moneys in the name of the Corporation in such banks, trust companies, or other depositaries as shall be selected by resolution of the Board of Directors; and (4) in general perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the Chief Executive Officer, President or by the Board of Directors. He shall, if required by the Board of Directors, give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

(d)    Secretary.    The Secretary shall (1) keep the minutes of the meetings of the stockholders, the Board of Directors, the Executive Committee (if designated), and all other committees, if any, of which a secretary shall not have been appointed, in one or more books provided for that purpose; (2) see that all notices are duly given in accordance with the provisions of these by-laws and as required by law; (3) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal, is duly authorized; (4) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (5) have general charge of stock transfer books of the Corporation; and (6) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the Chief Executive Officer, President or by the Board of Directors.

(e)    Assistant Secretaries and Assistant Treasurers.    At the request of the Secretary or in his absence or disability, one or more Assistant Secretaries designated by him or by the Board of Directors shall have all the powers of the Secretary for such period as he or it may designate or until he or it revokes such designation. At the request of the Treasurer or in his absence or disability, one or more Assistant Treasurers designated by him or by the Board of Directors shall have all the powers of the Treasurer for such period as he or it may designate or until he or it revokes such designation. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, President or the Board of Directors.

ARTICLE V

CAPITAL STOCK

5.1    Stock Certificates.

(a)    Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of shares owned by him.

(b)    If such certificate is countersigned by a transfer agent other than the corporation or its employee, or by a registrar other than the corporation or its employee, the signatures of the officers of the corporation may be facsimiles, and, if permitted by law, any other signature may be a facsimile.

(c)    In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of issue.

(d)    Certificates of stock shall be issued in such form not inconsistent with the Certificate of Incorporation as shall be approved by the Board of Directors. They shall be numbered and registered in the order in which they are issued.

(e)    All certificates surrendered to the corporation shall be canceled with the date of cancellation, and shall be retained by the Secretary, together with the powers of attorney to transfer and the assignments of the shares represented by such certificates, for such period of time as shall be prescribed from time to time by resolution of the Board of Directors.

5.2    Record Ownership.    A record of the name and address of the holder of each certificate, the number of shares represented thereby and the date of issue thereof shall be made on the corporation’s books. The corporation shall be entitled to treat the holder of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law.

5.3    Transfer of Record Ownership.    Transfers of stock shall be made on the books of the corporation only by direction of the person named in the certificate or his attorney, lawfully constituted in writing, and only upon the surrender of the certificate therefor and a written assignment of the shares evidenced thereby. Whenever any transfer of stock shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the corporation for transfer, both the transferor and transferee request the corporation to do so.

5.4    Lost, Stolen or Destroyed Certificates.    Certificates representing shares of the stock of the corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed in such manner and on such terms and conditions as the Board of Directors from time to time may authorize.

5.5    Transfer Agent; Registrar; Rules Respecting Certificates.    The corporation may maintain one or more transfer offices or agencies where stock of the corporation shall be transferable. The corporation may also maintain one or more registry offices where such stock shall be registered. The Board of Directors may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock certificates.

5.6    Fixing Record Date for Determination of Stockholders of Record.    The Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or the stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or in order to make a determination of the stockholders for the purpose of any other lawful action. Such record date in any case shall be not more than sixty days nor less than ten days before the date of a meeting of the stockholders, nor more than sixty days prior to any other action requiring such determination of the stockholders. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.7    Dividends.    Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the Board of Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the corporation.

ARTICLE VI

SECURITIES HELD BY THE CORPORATION

6.1    Voting.    Unless the Board of Directors shall otherwise order, the Chief Executive Officer, President, any Vice President, the Secretary or the Treasurer shall have full power and authority, on behalf of the corporation, to attend, act and vote at any meeting of the stockholders of any corporation in which the corporation may hold stock, and at such meeting to exercise any or all rights and powers incident to the ownership of such stock, and to execute on behalf of the corporation a proxy or proxies empowering another or others to act as aforesaid. The Board of Directors from time to time may confer like powers upon any other person or persons.

6.2    General Authorization to Transfer Securities Held by the Corporation.

(a)    Any of the following officers, to wit: the Chief Executive Officer, President, any Vice President and the Treasurer shall be, and they hereby are, authorized and empowered to transfer, convert, endorse, sell, assign, set over and deliver any and all shares of stock, bonds, debentures, notes, subscription warrants, stock purchase warrants, evidence of indebtedness, or other securities now or hereafter standing in the name of or owned by the corporation, and to make, execute and deliver, under the seal of the corporation, any and all written instruments of assignment and transfer necessary or proper to effectuate the authority hereby conferred.

(b)    Whenever there shall be annexed to any instrument of assignment and transfer executed pursuant to and in accordance with the foregoing paragraph (a), a certificate of the Secretary of the corporation in office at the date of such certificate setting forth the provisions of this Section 6.2 and stating that they are in full force and effect and setting forth the names of persons who are then officers of the corporation, then all persons to whom such instrument and annexed certificate shall thereafter come, shall be entitled, without further inquiry or investigation and regardless of the date of such certificate, to assume and to act in reliance upon the assumption that the shares of stock or other securities named in such instrument were theretofore duly and properly transferred, endorsed, sold, assigned, set over and delivered by the corporation, and that with respect to such securities the authority of these provisions of the by-laws and of such officers is still in full force and effect.

ARTICLE VII

MISCELLANEOUS

7.1    Signatories.    All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

7.2    Seal.    The seal of the corporation shall be in such form and shall have such content as the Board of Directors shall from time to time determine.

7.3    Notice and Waiver of Notice.    Whenever any notice of the time, place or purpose of any meeting of the stockholders, directors or a committee is required to be given under the law of the State of Delaware, the Certificate of Incorporation or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the holding thereof, or actual attendance at the meeting in person or, in the case of any stockholder, by his attorney-in-fact, shall be deemed equivalent to the giving of such notice to such persons.

7.4    Amendment of By-Laws.

(a)    By Board of Directors.    The by-laws of the corporation may be altered, amended or repealed or new by-laws may be made or adopted by the Board of Directors at any regular or special meeting of the Board; provided that paragraph (c) of Section 3.3 and Section 7.4(b) of these By-Laws may be altered, amended or repealed only by action of the stockholders acting pursuant to Section 7.4(b) hereof.

(b)    By Stockholders.    The by-laws of the corporation may also be altered, amended or repealed or new by-laws may be made or adopted by the vote of a majority in interest of the stockholders represented and entitled to vote upon the election of directors, at any meeting at which a quorum is present.

7.5    Indemnity.    The corporation shall indemnify its directors, officers, employees or agents to the fullest extent allowed by law.

7.6    Fiscal Year.    Except as from time to time otherwise determined by the Board of Directors, the fiscal year of the corporation shall end on December 31st.

EXHIBIT C TO MERGER AGREEMENT

ESCROW AGREEMENT

ESCROW AGREEMENT (‘‘Agreement’’) dated [Closing Date] by and among JUNIPER PARTNERS ACQUISITION CORP., a Delaware corporation (‘‘Parent’’), Raymond K. Mason, as the Target Stockholders’ Representative, being the representative of the former stockholders of FIRESTONE COMMUNICATIONS, INC., a Delaware corporation (the ‘‘Representative’’), and CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as escrow agent (the ‘‘Escrow Agent’’).

Parent, Firestone Communications, Inc. (‘‘Target’’), certain of the stockholders of Target, and Firecomm Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (‘‘Merger Subsidiary’’), are the parties to an Agreement and Plan of Merger and Reorganization dated as of August 15, 2006 (the ‘‘Merger Agreement’’) pursuant to which the Merger Subsidiary has merged with and into Target so that Target has become a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, Parent is to be indemnified in certain respects. The parties desire to establish an escrow fund as collateral security for the indemnification obligations under the Merger Agreement. The Representative has been designated pursuant to the Merger Agreement to represent those former stockholders of Target (the ‘‘Stockholders’’) who are depositing shares of Parent Common Stock in escrow pursuant to this Agreement and each Permitted Transferee (as hereinafter defined) of the Stockholders (the Stockholders and all such Permitted Transferees are hereinafter referred to collectively as the ‘‘Owners’’), and to act on their behalf for purposes of this Agreement. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

The parties agree as follows:

1.    (a)    Concurrently with the execution hereof, each of the Stockholders is delivering to the Escrow Agent, to be held in escrow pursuant to the terms of this Agreement, stock certificates issued in the name of such Stockholder representing the number of shares of Parent Common Stock received by such Stockholder pursuant to the Merger Agreement set forth in Schedule A annexed hereto totaling 10% of all shares of Parent Common Stock issued in the Merger, together with ten (10) assignments separate from certificate, executed in blank by such Stockholder, with medallion signature guaranties. The shares of Parent Common Stock represented by the stock certificates so delivered by the Stockholders to the Escrow Agent are herein referred to in the aggregate as the ‘‘Escrow Fund.’’ The Escrow Agent shall maintain a separate account for each Stockholder’s, and subsequent to any transfer permitted pursuant to Paragraph 1(e) hereof, each Owner’s, portion of the Escrow Fund.

(b)    The Escrow Agent hereby agrees to act as escrow agent and to hold, safeguard and disburse the Escrow Fund pursuant to the terms and conditions hereof. It shall treat the Escrow Fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent. The Escrow Agent’s duties hereunder shall terminate upon its distribution of the entire Escrow Fund in accordance with this Agreement.

(c)    Except as herein provided, the Owners shall retain all of their rights as stockholders of Parent with respect to shares of Parent Common Stock constituting the Escrow Fund during the period beginning on the date hereof and ending on the thirtieth day after the date that Parent files its Annual Report on Form 10-K for the year ended December 31, 2007 (the ‘‘Escrow Period’’), including, without limitation, the right to vote their shares of Parent Common Stock included in the Escrow Fund.

(d)    During the Escrow Period, all dividends payable in cash with respect to the shares of Parent Common Stock included in the Escrow Fund shall be paid to the Owners, but all dividends payable in stock or other non-cash property (‘‘Non-Cash Dividends’’) shall be delivered to the Escrow Agent to hold in accordance with the terms hereof. As used herein, the term ‘‘Escrow Fund’’ shall be deemed to include the Non-Cash Dividends distributed thereon, if any.

(e)    During the Escrow Period, no sale, transfer or other disposition may be made of any or all of the shares of Parent Common Stock in the Escrow Fund except (i) to a ‘‘Permitted Transferee’’ (as hereinafter defined), (ii) by virtue of the laws of descent and distribution upon death of any Owner, or (iii) pursuant to a qualified domestic relations order; provided, however, that such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement. As used in this Agreement, the term ‘‘Permitted Transferee’’ shall include: (x) members of a Stockholder’s ‘‘Immediate Family’’ (as hereinafter defined); (y) an entity in which (A) a Stockholder and/or members of a Stockholder’s Immediate Family beneficially own 100% of such entity’s voting and non-voting equity securities, or (B) a Stockholder and/or a member of such Stockholder’s Immediate Family is a general partner and in which such Stockholder and/or members of such Stockholder’s Immediate Family beneficially own 100% of all capital accounts of such entity; and (z) a revocable trust established by a Stockholder during his lifetime for the benefit of such Stockholder or for the exclusive benefit of all or any of such Stockholder’s Immediate Family. As used in this Agreement, the term ‘‘Immediate Family’’ means, with respect to any Stockholder, a spouse, parents, lineal descendants, the spouse of any lineal descendant, and brothers and sisters (or a trust, all of whose current beneficiaries are members of an Immediate Family of the Stockholder). In connection with and as a condition to each permitted transfer, the Permitted Transferee shall deliver to the Escrow Agent an assignment separate from certificate executed by the transferring Stockholder with medallion signature guaranty, or where applicable, an order of a court of competent jurisdiction, evidencing the transfer of shares to the Permitted Transferee, together with ten (10) assignments separate from certificate executed in blank by the Permitted Transferee with respect to the shares transferred to the Permitted Transferee, with medallion signature guaranties. Upon receipt of such documents, the Escrow Agent shall deliver to Parent the original stock certificate out of which the assigned shares are to be transferred, together with the executed assignment separate from certificate executed by the transferring Stockholder, or a copy of the applicable court order, and shall request that Parent issue new certificates representing (m) the number of shares, if any, that continue to be owned by the transferring Stockholder, and (n) the number of shares owned by the Permitted Transferee as the result of such transfer. Parent, the transferring Stockholder and the Permitted Transferee shall cooperate in all respects with the Escrow Agent in documenting each such transfer and in effectuating the result intended to be accomplished thereby. During the Escrow Period, no Owner shall pledge or grant a security interest in such Owner’s shares of Parent Common Stock included in the Escrow Fund or grant a security interest in such Owner’s rights under this Agreement.

2.    (a)    Parent, acting through the current or former member or members of Parent’s Board of Directors who has or have been appointed by Parent to take all necessary actions and make all decisions on behalf of Parent with respect to its and Target’s rights to indemnification under Article VII of the Merger Agreement (the ‘‘Committee’’), may make a claim for indemnification pursuant to the Merger Agreement (‘‘Indemnity Claim’’) against the Escrow Fund by giving notice (a ‘‘Notice’’) to the Representative (with a copy to the Escrow Agent) specifying (i) the covenant, representation, warranty, agreement, undertaking or obligation contained in the Merger Agreement which it asserts has been breached or otherwise entitles Parent or Target to indemnification, (ii) in reasonable detail, the nature and dollar amount of any Indemnity Claim, and (iii) whether the Indemnity Claim results from a Third Party Claim against Parent or Target. The Committee also shall deliver to the Escrow Agent (with a copy to the Representative), concurrently with its delivery to the Escrow Agent of the Notice, a certification as to the date on which the Notice was delivered to the Representative.

(b)    If the Representative shall give a notice to the Committee (with a copy to the Escrow Agent) (a ‘‘Counter Notice’’), within 30 days following the date of receipt (as specified in the Committee’s certification) by the Representative of a copy of the Notice, disputing whether the Indemnity Claim is indemnifiable under the Merger Agreement, the Committee and the Representative shall attempt to resolve such dispute by voluntary settlement as provided in paragraph 2(c) below. If no Counter Notice with respect to an Indemnity Claim is received by the

Escrow Agent from the Representative within such 30-day period, the Indemnity Claim shall be deemed to be an Established Claim (as hereinafter defined) for purposes of this Agreement.

(c)    If the Representative delivers a Counter Notice to the Escrow Agent, the Committee and the Representative shall, during the period of 60 days following the delivery of such Counter Notice or such greater period of time as the parties may agree to in writing (with a copy to the Escrow Agent), attempt to resolve the dispute with respect to which the Counter Notice was given. If the Committee and the Representative shall reach a settlement with respect to any such dispute, they shall jointly deliver written notice of such settlement to the Escrow Agent specifying the terms thereof. If the Committee and the Representative shall be unable to reach a settlement with respect to a dispute, such dispute shall be resolved by arbitration pursuant to paragraph 2(d) below.

(d)    If the Committee and the Representative cannot resolve a dispute prior to expiration of the 60-day period referred to in paragraph 2(c) above (or such longer period as the parties may have agreed to in writing), then such dispute shall be submitted (and either party may submit such dispute) for arbitration before a single arbitrator in New York City, in accordance with the commercial arbitration rules of the American Arbitration Association then in effect and the provisions of Section 10.12 of the Merger Agreement to the extent that such provisions do not conflict with the provisions of this paragraph. The Committee and the Representative shall attempt to agree upon an arbitrator; if they shall be unable to agree upon an arbitrator within 10 days after the dispute is submitted for arbitration, then either the Committee or the Representative, upon written notice to the other, may apply for appointment of such arbitrator by the American Arbitration Association. Each party shall pay the fees and expenses of counsel used by it and 50% of the fees and expenses of the arbitrator and of other expenses of the arbitration. The arbitrator shall render his decision within 90 days after his appointment and may award costs to either the Committee or the Representative if, in his sole opinion reasonably exercised, the claims made by any other party had no reasonable basis and were arbitrary and capricious. Such decision and award shall be in writing and shall be final and conclusive on the parties, and counterpart copies thereof shall be delivered to each of the parties. Judgment may be obtained on the decision of the arbitrator so rendered in any New York state court sitting in New York County, or any federal court sitting in New York County having jurisdiction, and may be enforced in accordance with the law of the State of New York. If the arbitrator shall fail to render his decision or award within such 90-day period, either the Committee or the Representative may apply to any New York state court sitting in New York County, or any federal court sitting in New York County then having jurisdiction, by action, proceeding or otherwise, as may be proper to determine the matter in dispute consistently with the provisions of this Agreement. The parties consent to the exclusive jurisdiction of the New York state courts sitting in New York County, New York, or any federal court having jurisdiction and sitting in New York County, New York, for this purpose. The prevailing party (or either party, in the case of a decision or award rendered in part for each party) shall send a copy of the arbitration decision or of any judgment of the court to the Escrow Agent.

(e)    As used in this Agreement, ‘‘Established Claim’’ means any (i) Indemnification Claim deemed established pursuant to the last sentence of paragraph 2(b) above, (ii) Indemnification Claim resolved in favor of Parent or Target by settlement pursuant to paragraph 2(c) above, resulting in a dollar award to Parent or Target, (iii) Indemnification Claim established by the decision of an arbitrator pursuant to paragraph 2(d) above, resulting in a dollar award to Parent, (iv) Third Party Claim that has been sustained by a final determination (after exhaustion of any appeals) of a court of competent jurisdiction, or (v) Third Party Claim that the Committee and the Representative have jointly notified the Escrow Agent has been settled in accordance with the provisions of the Merger Agreement.

(f)    (i)    Promptly after an Indemnity Claim becomes an Established Claim, the Committee and the Representative shall jointly deliver a notice to the Escrow Agent (a ‘‘Joint Notice’’) directing the Escrow Agent to pay to Parent, and the Escrow Agent promptly shall pay to Parent, an amount equal to the aggregate dollar amount of the Established Claim (or, if at such time there remains in the Escrow Fund less than the full amount so payable, the full amount remaining in the Escrow Fund).

(ii)    Payment of an Established Claim shall be made in shares of Parent Common Stock, pro rata from the account maintained on behalf of each Owner. For purposes of each payment, such shares shall be valued at the ‘‘Fair Market Value’’ (as defined below). However, in no event shall the Escrow Agent be required to calculate Fair Market Value or make a determination of the number of shares to be delivered to Parent in satisfaction of any Established Claim; rather, such calculation shall be included in and made part of the Joint Notice. The Escrow Agent shall transfer to Parent out of the Escrow Fund that number of shares of Parent Common Stock necessary to satisfy each Established Claim, as set out in the Joint Notice. Any dispute between the Committee and the Representative concerning the calculation of Fair Market Value or the number of shares necessary to satisfy any Established Claim, or any other dispute regarding a Joint Notice, shall be resolved between the Committee and the Representative in accordance with the procedures specified in paragraph 2(d) above, and shall not involve the Escrow Agent. Each transfer of shares in satisfaction of an Established Claim shall be made by the Escrow Agent delivering to Parent one or more stock certificates held in each Owner’s account evidencing not less than such Owner’s pro rata portion of the aggregate number of shares specified in the Joint Notice, together with assignments separate from certificate executed in blank by such Owner and completed by the Escrow Agent in accordance with instructions included in the Joint Notice. Upon receipt of the stock certificates and assignments, Parent shall deliver to the Escrow Agent new certificates representing the number of shares owned by each Owner after such payment. The parties hereto (other than the Escrow Agent) agree that the foregoing right to make payments of Established Claims in shares of Parent Common Stock may be made notwithstanding any other agreements restricting or limiting the ability of any Owner to sell any shares of Parent stock or otherwise. The Committee and the Representative shall be required to exercise utmost good faith in all matters relating to the preparation and delivery of each Joint Notice. As used herein, ‘‘Fair Market Value’’ means the average reported closing price for the Parent Common Stock for the ten trading days ending on the last trading day prior to the day the Established Claim is paid.

(iii)    Notwithstanding anything herein to the contrary, at such time as an Indemnification Claim has become an Established Claim, the Representative shall have the right to substitute for the Escrow Shares that otherwise would be paid in satisfaction of such claim (the ‘‘Claim Shares’’), cash in an amount equal to the Fair Market Value of the Claim Shares (‘‘Substituted Cash’’). In such event (i) the Joint Notice shall include a statement describing the substitution of Substituted Cash for the Claim Shares, and (ii) substantially contemporaneously with the delivery of such Joint Notice, the Representative shall cause currently available funds to be delivered to the Escrow Agent in an amount equal to the Substituted Cash. Upon receipt of such Joint Notice and Substituted Cash, the Escrow Agent shall (y) in payment of the Established Claim described in the Joint Notice, deliver the Substituted Cash to Parent in lieu of the Claim Shares, and (z) cause the Claim Shares to be returned to the Representative.

3.    On the first Business Day after the expiration of the Escrow Period, upon receipt of a Joint Notice, the Escrow Agent shall distribute and deliver to each Owner certificates representing the shares of Parent Common Stock then in such Owner’s account in the Escrow Fund, unless at such time there are any Indemnity Claims with respect to which Notices have been received but which have not been resolved pursuant to Section 2 hereof or in respect of which the Escrow Agent has not been notified of, and received a copy of, a final determination (after exhaustion of any appeals) by a court of competent jurisdiction, as the case may be (in either case, ‘‘Pending Claims’’), and which, if resolved or finally determined in favor of Parent, would result in a payment to Parent, in which case the Escrow Agent shall retain, and the total amount of such distributions to such Owner shall be reduced by, the ‘‘Pending Claims Reserve’’ (as hereafter defined). The Committee shall certify to the Escrow Agent the Fair Market Value to be used in calculating the Pending Claims Reserve and the number of shares of Parent Common Stock to be retained therefor. Thereafter, if any Pending Claim becomes an Established Claim, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to pay to Parent an amount in respect thereof determined in accordance with paragraph 2(f) above, and to deliver to each Owner shares of Parent Common Stock then in such owner’s account in the Escrow Fund having a Fair Market Value equal to the amount by which the remaining portion of his account in the Escrow Fund exceeds the then Pending Claims Reserve (determined as set forth below), all as specified in a Joint Notice. If any Pending Claim is resolved against Parent, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent to pay to each Owner the amount by which the remaining portion of his account in the Escrow Fund exceeds the then Pending Claims Reserve. Upon resolution of all Pending Claims, the Committee and the Representative shall deliver to the Escrow Agent a Joint Notice directing the Escrow Agent shall pay to such Owner the remaining portion of his or her account in the Escrow Fund.

As used herein, the ‘‘Pending Claims Reserve’’ shall mean, at the time any such determination is made, that number of shares of Parent Common Stock in the Escrow Fund having a Fair Market Value equal to the sum of the aggregate dollar amounts claimed to be due with respect to all Pending Claims (as shown in the Notices of such Claims).

4.     The Escrow Agent, the Committee and the Representative shall cooperate in all respects with one another in the calculation of any amounts determined to be payable to Parent and the Owners in accordance with this Agreement and in implementing the procedures necessary to effect such payments.

5.      (a)    The Escrow Agent undertakes to perform only such duties as are expressly set forth herein. It is understood that the Escrow Agent is not a trustee or fiduciary and is acting hereunder merely in a ministerial capacity.

(b)    The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c)    The Escrow Agent’s sole responsibility upon receipt of any notice requiring any payment to Parent pursuant to the terms of this Agreement or, if such notice is disputed by the Committee or the Representative, the settlement with respect to any such dispute, whether by virtue of joint resolution, arbitration or determination of a court of competent jurisdiction, is to pay to Parent the amount specified in such notice, and the Escrow Agent shall have no duty to determine the validity, authenticity or enforceability of any specification or certification made in such notice.

(d)    The Escrow Agent shall not be liable for any action taken by it in good faith and believed by it to be authorized or within the rights or powers conferred upon it by this Agreement, and may consult with counsel of its own choice and shall have full and complete authorization and indemnification under Section 5(g), below, for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

(e)    The Escrow Agent may resign at any time and be discharged from its duties as escrow agent hereunder by its giving the other parties hereto written notice and such resignation shall become effective as hereinafter provided. Such resignation shall become effective at such time that the Escrow Agent shall turn over the Escrow Fund to a successor escrow agent appointed jointly by the Committee and the Representative. If no new escrow agent is so appointed within the 60 day period following the giving of such notice of resignation, the Escrow Agent may deposit the Escrow Fund with any court it reasonably deems appropriate.

(f)    In the event of a dispute between the parties as to the proper disposition of the Escrow Fund, the Escrow Agent shall be entitled (but not required) to deliver the Escrow Fund into the United States District Court for the Southern District of New York and, upon giving notice to the Committee and the Representative of such action, shall thereupon be relieved of all further responsibility and liability.

(g)    The Escrow Agent shall be indemnified and held harmless by Parent from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, or the Escrow Fund held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in the nature of interpleader in an appropriate court to determine ownership or disposition of the Escrow Fund or it may deposit the Escrow Fund with the clerk of any appropriate court and be relieved of any liability with respect thereto or it may retain the Escrow Fund pending receipt of a final, non-appealable order of a court having jurisdiction over all of the parties hereto directing to whom and under what circumstances the Escrow Fund are to be disbursed and delivered.

(h)    The Escrow Agent shall be entitled to reasonable compensation from Parent for all services rendered by it hereunder. The Escrow Agent shall also be entitled to reimbursement from Parent for all expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors’ and agents’ fees and disbursements and all taxes or other governmental charges.

(i)    From time to time on and after the date hereof, the Committee and the Representative shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

(j)    Notwithstanding anything herein to the contrary, the Escrow Agent shall not be relieved from liability hereunder for its own gross negligence or its own willful misconduct.

6.    This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the parties hereto except this Agreement and shall have no duty to inquire into the terms and conditions of any agreement made or entered into in connection with this Agreement, including, without limitation, the Merger Agreement.

7.    This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, successors, assigns and legal representatives, shall be governed by and construed in accordance with the law of Delaware applicable to contracts made and to be performed therein except that issues relating to the rights and obligations of the Escrow Agent shall be governed by and construed in accordance with the law of New York applicable to contracts made and to be performed therein. This Agreement cannot be changed or terminated except by a writing signed by the Committee, the Representative and the Escrow Agent.

8.    The Committee and the Representative each hereby consents to the exclusive jurisdiction of the New York state courts sitting in New York County and federal courts sitting in New York County with respect to any claim or controversy arising out of this Agreement. Service of process in any action or proceeding brought against the Committee or the Representative in respect of any such claim or controversy may be made upon it by registered mail, postage prepaid, return receipt requested, at the address specified in Section 9, with a copy delivered by nationally recognized overnight carrier to Graubard Miller, The Chrysler Building, 405 Lexington Avenue, New York, N.Y. 10174-1901, Attention: David Alan Miller, Esq.

9.    All notices and other communications under this Agreement shall be in writing and shall be deemed given if given by hand or delivered by nationally recognized overnight carrier, or if given by telecopier and confirmed by mail (registered or certified mail, postage prepaid, return receipt requested), to the respective parties as follows:

A.	If to the Committee, to it at:

c/o Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036
Attention: Stuart B. Rekant
Telecopier No.: 212-398-3275

with a copy to:

Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-1901
Attention: David Alan Miller, Esq.
Telecopier No.: 212-818-8881

B.	If to the Representative, to him at:

Raymond K. Mason
2022 Hendricks Avenue
Jacksonville, FL 32207
Telecopier No.: 904-396-8248

with a copy to:

Blackburn & Company, LC
5150 Belfort So. Bldg. 500
Jacksonville, FL 32256
Attention: Dennis L. Blackburn, Esq.
Telecopier No.: 904-296-7716

C.	If to the Escrow Agent, to it at: Continental Stock Transfer & Trust Company 2 Broadway New York, New York 10004 Attention: Steven G. Nelson Telecopier No.: 212-509-5150

or to such other person or address as any of the parties hereto shall specify by notice in writing to all the other parties hereto.

10.    (a)    If this Agreement requires a party to deliver any notice or other document, and such party refuses to do so, the matter shall be submitted to arbitration pursuant to paragraph 2(d) of this Agreement.

(b)    All notices delivered to the Escrow Agent shall refer to the provision of this Agreement under which such notice is being delivered and, if applicable, shall clearly specify the aggregate dollar amount due and payable to Parent.

(c)    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute a single agreement.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement on the date first above written.

JUNIPER PARTNERS ACQUISITION CORP.
By:__________________________________ Name: Title:
THE REPRESENTATIVE
Name:
ESCROW AGENT
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
By:__________________________________ Name: Steven G. Nelson Title: Chairman

EXHIBIT D TO MERGER AGREEMENT

This SECOND MODIFICATION TO LEASE AGREEMENT (‘‘Agreement’’) is made effective as of the              day of                         , 2006 (the ‘‘Effective Date’’), by and between VKM II LLC, a Florida limited liability company (‘‘Landlord’’), and FIRESTONE COMMUNICATIONS, INC., a Delaware corporation (‘‘Tenant’’).

RECITALS

A.    Landlord and Tenant are parties to that certain Lease Agreement dated February 24, 2003, pursuant to which Tenant leases from Landlord the real property and improvements located at 6125 Airport Freeway, Haltom City (Forth Worth), Tarrant County, Texas 76117, as amended by First Modification to Lease Agreement between Landlord and Tenant dated October 7, 2003 (said Lease Agreement and First Modification are hereafter collectively referred to as the ‘‘Lease Agreement’’).

B.    Tenant has requested certain modifications to the Lease Agreement and Landlord is willing to make such modifications, upon the terms and conditions hereinafter set forth.

C.    Capitalized terms used herein and not otherwise defined herein shall have the same definitions herein as they have in the Loan Agreement.

AGREEMENT

For and in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Tenant and Landlord agree as follows:

1.    Recitals; Reconfirmation.    The foregoing recitals are confirmed by the parties as true and correct and are incorporated herein by reference. The recitals are a substantive, contractual part of this Agreement. Tenant hereby restates and confirms to Landlord each of its covenants, representations, agreements, grants and warranties contained in the Lease Agreement and in all other documents executed in connection therewith.

2.    No Waiver.    Except as expressly modified herein, all terms, conditions, rights and obligations as set out in the Lease Agreement are hereby reaffirmed and shall otherwise remain in full force and effect as originally written and agreed.

3.    Modifications to Lease Agreement.

A.    Tenant and Landlord hereby amend and restate Section 2 of the Lease Agreement in its entirety to read as follows:

‘‘2.    Term.    (a)    The term (the ‘‘Term’’) of this Lease Agreement shall commence on February 23, 2003 and shall terminate at 11:59 p.m. on                                          [the day before the fifth (5th) anniversary of the Merger Closing Date]. The last five years of the Term are referred to herein as the ‘‘Extension Period.’’

(b)    Provided that Tenant is not in default under the terms of this Lease Agreement, Tenant shall have the right to renew this Lease for an additional term of five (5) years commencing on the day following the expiration of the Extension Period (the ‘‘Renewal Term’’), upon the same terms and conditions as herein provided, except that the rental to be paid during the Renewal Term shall be as indicated in Section 3 hereof. Tenant agrees to give Landlord at least ninety (90) days prior written notice by overnight courier or by certified mail, return receipt requested, of its intention to exercise such option (‘‘Renewal Notice’’). Tenant will be deemed to have waived its right to renew the Lease in the event that it fails to provide the Renewal Notice within such ninety (90) day period.’’

B.    Tenant and Landlord hereby amend and restate Section 3 of the Lease Agreement in its entirety to read as follows:

‘‘3.    NET RENT.    (a)     The Tenant shall pay to the Landlord, as rent for the Premises, the aggregate annual rent described below for the total gross square footage of the building (office and warehouse space), on a triple net basis (as adjusted from time to time, the ‘‘Net Rent’’). Prior to the Extension Period, the Net Rent shall be as set forth in the Lease Agreement as modified by the First Modification. During the Extension Period, the Net Rent shall be Two Hundred Twelve Thousand Three Hundred Ten and No/100 Dollars ($212,310.00) annually, payable in installments of Seventeen Thousand Six Hundred Ninety-Two and 50/100 Dollars ($17,692.50) per month, plus applicable sales tax, such rent to be paid in advance on the first day of each month during the Term, without setoff or deduction. All payments of Net Rent shall be made at Landlord’s address as herein provided or such other place as Landlord may designate in writing. If Landlord has not received the full amount of the monthly installment of Net Rent by the tenth (10th) day of any calendar month, Tenant shall pay to Landlord a late charge equal to Five Hundred Dollars ($500.00). The late charge will be immediately due and payable, but will only be assessed once for each late payment. Tenant shall further pay to Landlord a fee of Fifty Dollars ($50.00) for each check tendered to Landlord for rent that is dishonored.’’

(b)    If Tenant exercises its right to renew as provided in Section 2 hereof, the Net Rent during the Renewal Term shall be equal to (i) the Net Rent during the Term multiplied by (ii) one plus the percentage difference (expressed as a decimal fraction) between the Price Index for the first month of the Extension Term (the ‘‘Base Month’’) and the Price Index for the month immediately preceding the month of commencement of the Renewal Term. The term ‘‘Price Index’’ shall mean the Consumer Price Index published by the Bureau of Labor Statistics of the U.S. Department of Labor, All Items, Dallas/Fort Worth, Texas Metropolitan Area, for urban wage earners and clerical workers (Price Index-W, 1982-1984 = 100), or a successor or substitute index appropriately adjusted. The Net Rent during the Renewal Term shall be paid in accordance with Section 3(a) hereof.

4.    Right of First Negotiation.    Landlord and Tenant hereby add the following new Section 38 to the Lease Agreement to read as follows:

‘‘38.    Right of First Negotiation.    If Landlord should desire to sell or transfer its interests in the Premises or any portion thereof to an unrelated third party (the ‘‘Offered Interest’’) at any time during the Term or the Renewal Term, Landlord shall first deliver to Tenant a written notice (an ‘‘Intended Sale Notice’’) in which it shall, prior to advising any other party of such intention or negotiating such sale or transfer with any other party, offer Tenant the option to purchase Landlord’s interests in the premises on such terms and conditions as Landlord and Tenant may agree to in good faith. Such option shall expire if Tenant fails to advise Landlord of its exercise of such option within ten (10) days from date it receives the Intended Sale Notice or if Landlord and Tenant fail to enter into a binding purchase and sale agreement on terms acceptable to the parties within twenty (20) days after Tenant gives Landlord written notice of its exercise of such option.’’

5.    Miscellaneous.

(a)    This Agreement may be executed in a number of identical counterparts which, taken together, shall constitute collectively one (1) agreement; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party to be charged.

(b)    Any future waiver, alteration, amendment or modification of any of the provisions of the Lease Agreement or this Agreement shall not be valid or enforceable unless in writing and signed by all parties, it being expressly agreed that neither the Lease Agreement, nor this Agreement can be modified orally, by course of dealing or by implied agreement. Any delay by Landlord in enforcing its rights after an event of default shall not be a release or waiver of the event of default and shall not be relied upon by the Tenant as a release or waiver of the default.

(c)    This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(d)    The headings of paragraphs in this Agreement are for convenience of reference only and shall not in any way affect the interpretation or construction of this Agreement.

(e)    This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to conflict of law principles to the extent they would apply the law of another state or jurisdiction.

(f)    [New addresses for notices, if necessary.]

6.    FINAL AGREEMENT.     THIS AGREEMENT AND THE LEASE AGREEMENT REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR ORAL OR WRITTEN, OR CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS AMONG THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

EXECUTED and DELIVERED as of the Effective Date.

TENANT:
FIRESTONE COMMUNICATIONS, INC.
By: ______________________________
Leonard L. Firestone Chairman and Chief Executive Officer
LANDLORD:
By: ______________________________
Raymond K. Mason, Sr., as Trustee of the Varina Knight Mason Testamentary Trust II, the Managing Member

EXHIBIT E TO MERGER AGREEMENT

VOTING AGREEMENT

VOTING AGREEMENT, dated as of this      day of [Closing Date] (‘‘Agreement’’), among each of the persons listed under the caption ‘‘Target Group’’ on Exhibit A attached hereto (the ‘‘Target Group’’), each of the persons listed under the caption ‘‘Founders Group’’ on Exhibit A attached hereto (the ‘‘Founders Group’’) and Juniper Partners Acquisition Corp., a Delaware corporation (‘‘Parent’’). Each of the Target Group and the Founders Group is sometimes referred to herein as a ‘‘Group’’. For purposes of this Agreement, each person who is a member of either the Target Group or the Founders Group is referred to herein individually as a ‘‘Stockholder’’ and collectively as the ‘‘Stockholders’’.

WHEREAS, each of Parent, Firestone Communications, Inc. (the ‘‘Company’’), a Delaware corporation, Firecomm Acquisition, Inc. (‘‘Merger Sub’’), a Delaware corporation, and the Stockholders who are members of the Target Group have entered into an Agreement and Plan of Merger dated August 15, 2006 (the ‘‘Merger Agreement’’) that provides, inter alia, upon the terms and subject to the conditions thereof, for the merger of Merger Sub with and into the Company, with the Company being the surviving entity and becoming a wholly owned subsidiary of Parent (the ‘‘Merger’’);

WHEREAS, as of the date hereof, each Stockholder who is a member of the Founders Group owns beneficially and of record shares of common stock of Parent, par value $0.0001 per share (‘‘Parent Common Stock’’), as set forth opposite such stockholder’s name on Exhibit A hereto (all such shares and any shares of which ownership of record or the power to vote is hereafter acquired by any of the Stockholders, whether by purchase, conversion or exercise, prior to the termination of this Agreement being referred to herein as the ‘‘Shares’’);

WHEREAS, at the Effective Time, all shares of Company Common Stock beneficially owned by each Stockholder who is a member of the Target Group shall be converted into the right to receive and shall be exchanged for his, her or its pro rata portion of the shares of Parent Common Stock to be issued to the Company’s security holders as consideration in the Merger;

WHEREAS, as a condition to the consummation of the Merger Agreement, the Stockholders have agreed, severally, to enter into this Agreement; and

WHEREAS, capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING OF SHARES FOR DIRECTORS

SECTION 1.01    Vote in Favor of the Directors. During the term of this Agreement, each Stockholder agrees to vote the Shares of Parent Common Stock he, she or it now owns, or will hereafter acquire prior to the termination of this Agreement, for the election and re-election of the following persons as directors of Parent:

(a)    Three (3) persons, all of whom shall stand for election in 2007 (‘‘Class A Directors’’) and who shall at all times be ‘‘independent directors’’ within the meaning of the Nasdaq rules, of whom (i) one shall be a designee of the Target Group, who shall initially be                     , (ii) one shall be a designee of the Founders Group, who shall initially be                 , and (iii) one shall be mutually designated by the Target Group and the Founders Group, who shall initially be                         ;

(b)    Two (2) persons, all of whom shall stand for election in 2008 (‘‘Class B Directors’’) and who shall at all times be ‘‘independent directors’’ within the meaning of the Nasdaq rules, of

whom (i) one shall be a designee of the Target Group, who initially shall be                     , and (ii) one shall be a designee of the Founders Group, who shall initially be                 ; and

(c)    Two (2) persons, both of whom shall stand for election in 2009 (‘‘Class C Directors’’), of whom (i) one shall be a designee of the Target Group, who initially shall be Raymond K. Mason, who shall serve as Vice Chairman, and (ii) one shall be a designee of the Founders Group, who shall initially be Stuart B. Rekant, who shall serve as Chairman.

Neither the Stockholders, nor any of the officers, directors, stockholders, members, managers, partners, employees or agents of any Stockholder, makes any representation or warranty as to the fitness or competence of any person who is designated by the Target Group, the Founders Group or mutually by the Target Group and the Founders Group (each a ‘‘Director Designee’’) to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in designating or voting for such Director Designee pursuant to this Agreement.

Any Director Designee may be removed from the Board of Directors in the manner allowed by law and Parent’s governing documents except that each Stockholder agrees that he, she or it will not, as a stockholder, vote for the removal of any director who is a member of Group of which such Stockholder is not a member. If a director is removed or resigns from office, the remaining directors of the Group of which the vacating director is a member shall be entitled to appoint the successor.

SECTION 1.02    Obligations of Parent.    Parent shall take all necessary and desirable actions within its control during the term of this Agreement to provide for the Parent Board of Directors to be comprised of seven (7) members and to enable the election to the Board of Directors of the Director Designees.

SECTION 1.03    Term of Agreement.    The obligations of the Stockholders pursuant to this Agreement shall terminate immediately following the election or re-election of directors at the annual meeting of Parent that will be held in 2009.

SECTION 1.04    Obligations as Director and/or Officer.    Nothing in this Agreement shall be deemed to limit or restrict any director or officer of Parent from acting in his or her capacity as such director or officer or from exercising his or her fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to each Stockholder solely in his or her capacity as a stockholder of Parent and shall not apply to his or her actions, judgments or decisions as a director or officer of Parent if he or she is such a director or officer.

SECTION 1.05    Transfer of Shares.    If a member of the Target Group desires to transfer his, her or its Shares to a permitted transferee pursuant to the Lock-Up Agreement of even date herewith executed by such member, or if a member of the Founders Group desires to transfer his or its shares to a permitted transferee pursuant to the Escrow Agreement dated as of July     , 2005, it shall be a condition to such transfer that the transferee agree to be bound by the provisions of this Agreement. This Agreement shall in no way restrict the transfer on the public market of Shares that are not subject to the Lock-Up Agreement or the Escrow Agreement, and any such transfers on the public market of Shares not subject to the provisions of the Lock-Up Agreement or the Escrow Agreement, as applicable, shall be free and clear of the restrictions in this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES;
COVENANTS OF THE STOCKHOLDERS

Each Stockholder hereby severally represents warrants and covenants as follows:

SECTION 2.01    Authorization.    Such Stockholder has full legal capacity and authority to enter into this Agreement and to carry out such Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder, and (assuming due authorization, execution and delivery by Parent and the other Stockholders) this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

SECTION 2.02    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with or violate any Legal Requirement applicable to such Stockholder or by which any property or asset of such Stockholder is bound or affected, or (ii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on any property or asset of such Stockholder, including, without limitation, the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b)    The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement.

SECTION 2.03    Title to Shares.    Such Stockholder is the legal and beneficial owner of its Shares, or will be the legal beneficial owner of the Shares that such Stockholder will receive as a result of the Merger, free and clear of all liens and other encumbrances except certain restrictions upon the transfer of such Shares.

ARTICLE III
GENERAL PROVISIONS

SECTION 3.01    Notices.    All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by overnight courier service, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other addresses as shall be specified by notice given in accordance with this Section 3.01):

(a)	If to Parent:

Juniper Partners Acquisition Corp.
56 West 45th Street
New York, NY 10036
Attention: Stuart B. Rekant
Facsimile: 212-398-3275

with a mandatory copy to

Graubard Miller
405 Lexington Avenue
New York, NY 10174-1901
Attention: David Alan Miller, Esq.
Facsimile: (212) 818-8881

(b)    If to any Stockholder, to the address set forth opposite his, her or its name on Exhibit A.

SECTION 3.02    Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 3.03    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 3.04    Entire Agreement.    This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

SECTION 3.05    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 3.06    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

SECTION 3.07    Disputes.    All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court in Delaware.

SECTION 3.08    No Waiver.    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 3.09    Counterparts.    This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 3.10    Waiver of Jury Trial.    Each of the parties hereto irrevocably and unconditionally waives all right to trial by jury in any action, proceeding or counterclaim (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the Actions of the parties hereto in the negotiation, administration, performance and enforcement thereof.

SECTION 3.11    Merger Agreement.    All references to the Merger Agreement herein shall be to such agreement as may be amended by the parties thereto from time to time.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

JUNIPER PARTNERS ACQUISITION CORP.

By:____________________

       Title:

STOCKHOLDERS:

The Founders Group:

The Target Group:

EXHIBIT A

STOCKHOLDERS

The Founders Group:

[Name, address and fax number of each person]

The Target Group:

[Name, address and fax number of each person]

EXHIBIT F TO MERGER AGREEMENT

LOCK-UP AGREEMENT
[Note: Form is set up as an individual form to be signed by each person separately.]

August 15, 2006

Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036

Re: Securities Issued in Merger with Firestone Communications, Inc.

Ladies and Gentlemen:

In connection with the Agreement and Plan of Merger dated August15, 2006 by and among Juniper Partners Acquisition Corp. (‘‘Corporation’’), Firecomm Acquisition, Inc., Firestone Communications, Inc. and certain stockholders of Firestone Communications, Inc. (the ‘‘Merger Agreement’’), to induce the Corporation to enter into the Merger Agreement and consummate the Merger (as defined in the Merger Agreement), the undersigned agrees to, neither directly nor indirectly, during the ‘‘Restricted Period’’ (as hereinafter defined):

(1)	sell or offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer, pledge, hypothecate, or otherwise encumber or dispose of (all being referred to as a ‘‘Transfer’’) any legal or beneficial interest in any shares of Parent Common Stock (as defined in the Merger Agreement) and any Merger Warrants (as defined in the Merger Agreement) issued to the undersigned in connection with the Merger and any shares of Parent Common Stock issuable upon exercise of the Merger Warrants (collectively, the ‘‘Restricted Securities’’); provided that the Contingent Warrants (as defined in the Merger Agreement) and shares of Parent Common Stock issuable upon exercise of the Contingent Warrants shall not be deemed to be Restricted Securities; or

(2)	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any of the Restricted Securities, whether such swap transaction is to be settled by delivery of any Restricted Securities or other securities of any person, in cash or otherwise.

As used herein, ‘‘Restricted Period’’ means the period commencing on the Closing Date (as defined in the Merger Agreement) and ending at the close of business on the day preceding the first anniversary of the Closing Date.

Notwithstanding the foregoing limitations, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities, either during the undersigned’s lifetime or on the undersigned’s death, by gift, will or intestate succession, or by judicial decree, to the undersigned’s ‘‘family members’’ (as defined below) or to trusts, family limited partnerships and similar entities primarily for the benefit of the undersigned or the undersigned’s ‘‘family members;’’ provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities except in accordance with this Lock-Up Agreement. For purposes of this sub-paragraph, ‘‘family member’’ shall mean spouse, lineal descendants, stepchildren, father, mother, brother or sister of the transferor or of the transferor’s spouse. Also notwithstanding the foregoing limitations, in the event the undersigned is an entity rather than an individual, this Lock-Up Agreement will not prevent any Transfer of any or all of the Restricted Securities to the shareholders of such entity, if it is a corporation, to the members of such entity, if it is a limited liability company, or to the partners in such entity, if it is a partnership; provided, however, that in each and any such event it shall be a condition to the Transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Lock-Up Agreement, and other than to return the Restricted Securities to the former ownership, there shall be no further Transfer of the Restricted Securities in accordance with this Lock-Up Agreement.

Any of the Restricted Securities subject to this Lock-Up Agreement may be released in whole or part from the terms hereof only upon the approval of the board of directors of the Corporation and the Committee referred to in Section 1.14(a) of the Merger Agreement.

The undersigned hereby authorizes the Corporation’s transfer agent to apply to any certificates representing Restricted Securities issued to the undersigned the appropriate legend to reflect the existence and general terms of this Lock-up Agreement.

This Lock-up Agreement will be legally binding on the undersigned and on the undersigned’s heirs, successors, executors, administrators, conservators and permitted assigns, and is executed as an instrument governed by the law of the State of Delaware.

Very truly yours,
[Signature]

EXHIBIT G TO MERGER AGREEMENT

[Closing Date]

Firestone Communications, Inc.
[Address]

Ladies and Gentlemen:

We have acted as counsel to Juniper Partners Acquisition Corp., a Delaware corporation (‘‘Parent’’), and Firecomm Acquisition, Inc., a Delaware corporation (‘‘Merger Subsidiary’’), in connection with the merger (‘‘Merger’’) of Merger Subsidiary with and into Firestone Communications, Inc., a Delaware corporation (‘‘Firestone’’), with Firestone being the surviving company under the law of Delaware, pursuant to the Agreement and Plan of Merger dated August 15, 2006 (‘‘Merger Agreement’’) among Parent, Merger Subsidiary, Firestone and certain stockholders of Firestone, and the preparation of the Proxy Statement/Prospectus dated                         , 2006 (‘‘Proxy Statement/Prospectus’’) that forms a part of the Registration Statement on Form S-4, File Number 333-                         and amendments numbered 1 through      thereto, as filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (‘‘Act’’) (such Registration Statement, as amended, at the time it became effective, is hereinafter called the ‘‘Registration Statement’’), relating to the Merger and certain other matters described therein. Capitalized terms used herein without definition are used as defined in the Merger Agreement.

We have examined the Merger Agreement and the Exhibits and Schedules thereto and have examined the originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates and instruments as in our judgment are necessary or appropriate to enable us to render the opinion hereinafter expressed. In such examination we have assumed that all such documents have been duly executed by the parties thereto, other than Parent and Merger Subsidiary, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents. We also have examined copies of the Proxy Statement/Prospectus, the Registration Statement and the exhibits to the Registration Statement.

We have assumed for the purposes of the opinions expressed herein, (i) that the Merger Agreement and the other agreements contemplated by the Merger Agreement were duly authorized, executed and delivered by all parties thereto (other than Parent and Merger Subsidiary), (ii) that the Merger Agreement and the other agreements contemplated by the Merger Agreement were the legal, valid and binding obligation of such party (other than Parent and Merger Subsidiary), enforceable against such parties (other than Parent and Merger Subsidiary) in accordance with their terms, and (iii) that the parties to the Merger Agreement and the other agreements contemplated by the Merger Agreement (other than Parent and Merger Subsidiary) have the corporate power and authority or personal legal capacity to enter into and perform their obligations under the Merger Agreement and the other agreements contemplated by the Merger Agreement.

In rendering this opinion, as to factual matters not directly within our knowledge, we have relied upon and have assumed the accuracy, completeness and genuineness of oral and written representations made to us by officers and/or representatives of the Parent and Merger Subsidiary, including without limitation, the representations of Parent set forth in the Merger Agreement and certificates of officers of Parent and such certificates of public officials as we have deemed necessary or appropriate, and we have undertaken no independent investigation with respect to any such factual matter. In rendering this opinion, with your permission, we have not conducted a litigation search in respect of Parent.

On the basis of the preceding and such other investigations as we have deemed necessary, we are of the opinion that:

1)    Parent is a corporation duly organized, validly existing and in good standing under the law of the State of Delaware. Parent has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted.

2)    Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the law of the State of Delaware. Merger Subsidiary has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted. Based solely upon our examination of the minute book and stock book of Merger Subsidiary, Merger Subsidiary’s capital stock consists of          shares of common stock, no par value, of which          shares are issued and outstanding and owned beneficially and of record by Parent. There is no other capital stock of Merger Subsidiary issued or outstanding.

3)    After giving effect to the amendment to Parent’s Certificate of Incorporation to increase the number of shares of its authorized common stock, Parent’s authorized capital stock consists of 25,000,000 shares of capital stock, of which 20,000,000 shares are common stock, $0.0001 par value, 5,000,000 shares are common stock, Class B, par value $0.0001 per share, and 1,000,000 shares are preferred stock, $0.0001 par value, of which, based solely upon a certificate issued by Parent’s transfer agent, immediately prior to the Effective Time, 548,100 shares of common stock, 2,875,000 shares of common stock, Class B, and no shares of preferred stock are outstanding. There is no other capital stock of Parent authorized, issued or outstanding. All of such issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable, and were not issued in violation of any preemptive rights created by statutes, Parent’s Certificate of Incorporation, as amended to date, or Parent’s bylaws, as amended to date, or, to our knowledge, any agreement to which Parent is a party or by which Parent is bound.

4)    Except as set forth in the Parent Disclosure Schedule, to our knowledge, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Parent or Merger Subsidiary is a party or by which either Parent or Merger Subsidiary is bound obligating either Parent or Merger Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Parent or Merger Subsidiary or obliging Parent or Merger Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. To our knowledge, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or Merger Subsidiary.

5)    Parent and Merger Subsidiary each has all necessary corporate power and authority to enter into the Merger Agreement and the other agreements contemplated by the Merger Agreement to which it is a party, and to consummate the transactions contemplated thereby. All action by the boards of directors and stockholders of Parent and Merger Subsidiary necessary to authorize the execution, delivery and performance of the Merger Agreement and all other agreements and instruments delivered by Parent and Merger Subsidiary in connection with the transactions contemplated by the Merger Agreement has been duly and validly taken. The Merger Agreement and all other agreements contemplated by the Merger Agreement constitute the legal, valid and binding obligations of each of Parent and Merger Subsidiary, enforceable in accordance with their respective terms.

6)    The execution and delivery of the Merger Agreement and the other agreements contemplated thereby by Parent and Merger Subsidiary and the performance by Parent and Merger Subsidiary of their respective obligations under the Merger Agreement and the other agreements contemplated thereby will not (i) conflict with or violate the Certificate of Incorporation or by-laws of either Parent or Merger Subsidiary, (ii) conflict with or violate any material instrument or contract known to us to which either Parent or Merger Subsidiary is a party or by which either Parent or Merger Subsidiary is bound, or (iii) subject to the provisos set forth below as to the scope of our opinion, violate or conflict with any federal or state law or, to our knowledge, any administrative or judicial order applicable to either Parent or Merger Subsidiary or any of the property or assets of either Parent or Merger Subsidiary.

7)    To our knowledge, no approval or consent of any court, board or governmental agency, instrumentality or authority of the United States or any state having jurisdiction over Parent or Merger Subsidiary is required for the consummation of the transactions contemplated by the

Merger Agreement or the agreements to which either Parent or Merger Subsidiary is a party that are contemplated by the Merger Agreement, or if so required, have been obtained and are in effect, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, either singly or in the aggregate, a Material Adverse Effect upon Parent or Merger Subsidiary.

8)    To our knowledge, there are no actions, suits, arbitrations, mediations or other proceedings pending or threatened against either Parent or Merger Subsidiary at law or in equity before any federal, state, municipal court or other governmental department or agency. To our knowledge, neither Parent nor Merger Subsidiary or any of their respective properties or assets is subject to any order, judgment, injunction or decree which could have either singly or in the aggregate a Material Adverse Effect upon either Parent or Merger Subsidiary.

9)    To our knowledge, Parent has made all filings with the Securities and Exchange Commission required to be made by Parent since July 13, 2005. All such filings have been made within the periods required under applicable laws, rules and regulations. All such filings (except for the financial statements and the financial data included therein or omitted therefrom as to which we express no opinion) comply as to form in all material respects with applicable laws, rules and regulations.

10)    The Registration Statement has become effective under the Act; to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending, threatened or contemplated under the Act or applicable state securities laws.

11)    The Registration Statement and the Proxy Statement/Prospectus, as of the effective date of the Registration Statement (except for the financial statements and other financial data included therein or omitted therefrom as to which we express no opinion), comply as to form in all material respects with the Act and regulations promulgated thereunder.

12)    The shares of Parent Common Stock to be issued by Parent upon the consummation of the Merger and the shares of Parent Common Stock issuable upon exercise of the Contingent Warrants that may be issued by Parent subsequent to the consummation of the Merger have been duly authorized and, when delivered in accordance with terms of the Merger Agreement and the Contingent Warrants, as the case may be, will be validly issued, fully paid and non-assessable.

We further wish to inform you that we have participated in conferences with officers of Parent at which the contents of the Proxy Statement/Prospectus relating to Parent were discussed and although we are not passing upon and have not verified the accuracy or completeness of the statements contained in the Proxy Statement/Prospectus, to our knowledge, at the time the Proxy Statement/Prospectus was mailed to the stockholders of Parent, the Proxy Statement/Prospectus (other than the financial statements including the notes thereto and the auditors reports thereon and supporting schedules and financial data derived therefrom and the statistical information included therein, and discussions of federal, state and local tax law on consequences to security holders of Parent, in all cases as to which no statement by us is expressed), solely as it relates to Parent, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The opinions expressed herein are subject to the effect of rules of law relating to the following: (i) applicable bankruptcy, reorganization, insolvency, moratorium and/or similar laws relating to or affecting the rights of creditors generally, including, without limitation, fraudulent conveyance provisions under applicable laws, (ii) the enforceability of any indemnification or contribution provisions as they may be limited under federal or state laws, (iii) equitable, constitutional and public policy limitations (regardless of whether considered in a proceeding or at equity or at law) (iv) the enforceability of provisions of a contract that purport to waive, or require waiver of, the obligations of good faith, fair dealing, diligence and reasonableness, (v) the availability of a remedy under certain circumstances where another remedy has been elected, (vi) limitation on the time after which a remedy may not be enforced, (vii) the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct, unlawful conduct, violation of law or public policy or litigation against another party determined adversely to such party, (viii) provisions that, if less than all of the contract is unenforceable, limit the enforceability of the remainder of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange, (ix) provisions that govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees and other costs, and (x) provisions that permit a party that has materially failed to render or offer performance required by the contract to cure that failure unless (a) permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or (b) it was important in the circumstances to the aggrieved party that performance occur by the date stated in the contract.

Notwithstanding our opinions expressed herein, no opinion is expressed with respect to the following kinds of provisions in any agreements: (i) choice of law provisions, (ii) provisions mandating contribution towards judgments or settlements among various parties, (iii) waivers of (a) legal or equitable defenses, (b) rights to damages, (c) rights to counter claim or set off, (d) statutes of limitations, (e) rights to notice, (f) the benefits of statutory, regulatory or constitutional rights, unless and to the extent the statute, regulation or constitution explicitly allows waiver, and (g) other benefits to the extent they cannot be waived under applicable law, (iv) provisions providing for forfeitures or the recovery of amounts deemed to constitute penalties or for liquidated damages, (v) provisions to submit to the jurisdiction of any process requirements which would otherwise be applicable, and provisions otherwise purporting to affect the jurisdiction and venue of courts, (vi) provisions that attempt to change or waive rules of evidence or fix the method or quantum of proof to be applied in litigation or similar proceedings, and (vii) any federal, state or local law relating to the environment, antitrust, patents and trademarks and intellectual property generally, and telecommunications.

No opinion is expressed herein other than as to the law of the State of New York and the law of the United States of America and the corporate law of the State of Delaware. We express no opinion with respect to the law of any other state of the United States or any foreign country. This opinion has been prepared and is to be interpreted in accordance with the Guidelines for the Preparation of Closing Opinions adopted by the Section of Business Law of the American Bar Association.

Where an opinion is qualified by our knowledge as to a certain matter relating to the Parent, knowledge is deemed to be based on the actual knowledge of those attorneys that are currently employed by this firm as of the date of this opinion who have been actively engaged on matters for which we have been employed by the Parent.

This opinion is addressed solely to the addressee, and is being delivered only to the addressee. This opinion is solely for the benefit of the addressee and may not be relied upon in any manner by any other person.

Very truly yours,

EXHIBIT H TO MERGER AGREEMENT

EMPLOYMENT AGREEMENT

THIS AGREEMENT is entered into by and between Leonard L. Firestone, a resident of the State of Texas (the ‘‘Executive’’) and FIRESTONE COMMUNICATIONS, INC., a Delaware corporation (the ‘‘Company’’).

WHEREAS, Executive is employed by the Company and the Company and Executive desire to continue the employment of Executive on the terms set forth herein, effective on the date (‘‘Effective Date’’) of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger dated the date hereof among Juniper Partners Acquisition Corp. (‘‘Parent’’), Firecomm Acquisition, Inc., the Company and certain Stockholders of the Company (‘‘Merger Agreement’’); and

WHEREAS, the Company and Executive desire to further set forth in a written agreement the complete terms and conditions pursuant to which Executive shall continue to be employed by the Company; and

WHEREAS, the Company and Executive intend that this Agreement shall supersede any and all previous oral or written employment agreements between the Company and Executive.

NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.

DEFINITIONS

As used in this Agreement, the following words and/or phrases shall have the meanings set forth below unless a different meaning plainly is required by context:

1.1    Agreement shall mean this Employment Agreement between the Company and Executive.

1.2    Affiliate shall mean any parent, brother-sister or subsidiary corporation of the Company, any joint venture in which the Company owns at least a 50 percent interest, and any partnership, limited liability partnership or limited liability corporation in which the Company or any of its wholly-owned subsidiaries owns at least a 50 percent interest.

1.3    Cause shall mean (i) Executive’s breach of a material provision of this Agreement; (ii) Executive’s failure to perform any substantial duty and responsibility of his position with the Company and its affiliates (other than any such failure resulting from incapacity due to Disability); (iii) Executive’s engagement in any illegal conduct or misconduct which is injurious to the Company; (iv) violation of or failure to adhere to any published Company policy or procedure or any directive of the Company’s Board of Directors; (v) Executive’s being charged with or conviction of, or a plea of guilty or nolo contendere to, (a) a felony or (b) a misdemeanor involving moral turpitude; (vi) violation of any of the restrictive covenants contained in Section 4 hereof; (vii) violation of any rule or regulation or agreement applicable to the Company’s business; (viii) Executive’s self-employment or employment of Executive by any person or entity other than the Company or its affiliates; or (ix) Executive’s engagement in any activity that is in conflict of interest or competitive with the Company or its affiliates (other than any isolated, insubstantial or inadvertent action not taken in bad faith and which is promptly remedied by Executive upon notice by the Company).

1.4    Company shall mean FIRESTONE COMMUNICATIONS, INC., its successors and assigns, and any other corporation, partnership, limited liability company, sole proprietorship or other type of business entity into which the Company may be merged, consolidated or otherwise combined.

1.5    Confidential Information shall mean any data or information, other than Trade Secrets, that is valuable to the Company and is not generally known by the public. To the extent consistent with the foregoing, Confidential Information includes, but is not limited to, lists (whether or not in writing) of the Company’s current or potential sponsors or advertisers; current or potential programming or ideas; lists of and other information about the Company’s executives and employees; financial information (whether or not in writing) that has not been released to the public by the Company; marketing techniques; price lists and pricing policies; the Company’s business methods, contracts and contractual relations with the Company’s sponsors, advertisers, and cable and satellite television systems; and future business plans and strategies. Confidential Information also includes any information or data described above which the Company obtains from another party and which the Company treats as proprietary or designates as confidential information whether or not owned or developed by the Company.

1.6    Disability shall mean a physical or mental impairment that prohibits Executive from performing the duties of his position, for which he becomes eligible to receive benefits under the Company’s long-term disability plan, if such a plan is then in existence, or as determined in the sole direction of the Company’s Board of Directors.

1.7    Executive shall mean Leonard L. Firestone.

1.8    Good Reason shall exist if the Company, without Executive’s written consent, (a) takes any action that is inconsistent with, or results in the reduction of, Executive as a senior executive officer of the Company; (b) commits a breach of this Employment Contract which is not remedied by the Company within thirty (30) days of receiving written notice by Executive of such breach; (c) requires Executive to relocate more than five hundred (500) miles from the location of the Company’s offices in Fort Worth, Texas; or (d) any successor or assignee of the Company fails to assume and perform the Company’s obligations under this Employment Contract.

1.9    Termination Date shall mean the date of Executive’s official termination of employment for any reason (including death or disability).

1.10    Trade Secret shall mean information, without regard to form, including, but not limited to, technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, programming plans or a list of actual or potential customers, sponsors or suppliers which is not commonly known by or available to the public and which information: (a) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Trade Secrets also includes any information or data described above which the Company obtains from another party and which the Company treats as proprietary or designates as trade secrets, whether or not owned or developed by the Company.

2.

DUTIES AND AUTHORITY

2.1    Duties and Authority.    Executive is engaged and agrees to perform services for and on behalf of the Company as its President and Chief Operating Officer and shall report to the Chief Executive Officer of the Company. Executive’s duties shall include the planning and directing of all functional activities of the company including marketing, sales, accounting production, broadcasting, technical services, materials management and general administration. Executive will establish and monitor the company goals and annual budget. Executive will review, on a continuous basis, the general business climate for the company to develop new business opportunities, ensure excellent customer service, expand business and maintain existing relationships with vendors. Executive will also promote a marketing and promotional strategy aimed at increasing sales and measuring company performance. Additionally, Executive will control the process of attaining higher company productivity by analyzing organizational structure, culture and systems. Executive will identify resources (staff, equipment, funds) required, and communicate with pertinent department managers on the supporting strategies and needs involving company goals. Executive will also develop and maintain a effective company through the selection, termination, training, compensation, review and motivation of department managers. Executive’s duties may be modified or enhanced at the discretion of the Company’s Chief Executive Officer or Board of Directors or as dictated by the Company’s bylaws. Executive agrees to perform such duties diligently and efficiently and in accordance with the reasonable directions of the Company’s Chief Executive Officer and Board of Directors. Executive shall conduct himself at all times in a business-like and professional manner as appropriate for his position and shall represent the Company in all respects in compliance with good business and ethical practices. In addition, Executive shall be subject to and abide by the policies and procedures of the Company applicable to personnel of the Company, as may be adopted from time to time.

2.2    Best Efforts.    During the term of this Agreement, Executive shall devote his full attention, energies and best efforts to rendering services on behalf of the Company. Executive is not prohibited from investing or trading in stocks, bonds, commodities or other forms of investment, including real property, so long as Executive does not ‘‘participate’’ (within the meaning of Treas. Reg. §§1.469-5(f) and 1.469-5T(f)) in such investments.

2.3    Term.    The term of Executive’s employment pursuant to this Agreement shall commence on the Effective Date hereof and shall continue until three years after the Effective Date, subject to earlier termination as provided in this Agreement.

2.4    Prior Agreement.     Prior to the Effective Date, the terms of Executive’s employment by the Company shall be governed by the Employment Agreement between the Company and the Executive dated December 20, 2004, as the same has been or may hereafter be amended (the ‘‘Prior Agreement’’). From and after the Effective Date, the Prior Agreement shall be terminated and null, void and of no further effect.

3.

COMPENSATION AND BENEFITS

3.1    Annual Base Salary.    The Company shall pay to Executive as compensation for his services provided hereunder a base salary of Two Hundred Thirty-Five Thousand Dollars ($235,000) per year (‘‘Base Salary’’), payable on a periodic basis consistent with the regular payroll practices of the Company. All payments to Executive shall be subject to all applicable tax withholdings. Such Base Salary shall be reviewed annually by the Company’s Board of Directors and may be increased in its sole discretion.

3.2    Incentive Compensation.    At the discretion of the Company’s Board of Directors, Executive may be paid a bonus for the year 2006, notwithstanding that the Effective Date shall be later than December 31, 2006. Executive shall qualify for additional annual bonuses based on his individual performance and the performance of the Company, in accordance with performance goals established by the Company’s Board of Directors, the determination with respect to such qualification to be within the sole judgment of the Company’s Board of Directors. Such bonuses shall be up to an amount not to exceed fifty percent (50%) of his annual Base Salary, as in effect from time to time.

3.3    Employee Benefit Plans and Policies.    Executive shall be entitled to participate in each employee benefit plan, policy or arrangement which is sponsored, maintained or contributed to by the Company and in which the current executive officers of the Company may participate, in accordance with the terms and provisions of such plans in effect from time to time, which may include group health insurance, 401(k) plan participation, and group life insurance benefits. If the Company does not have a group health insurance plan in place as of the Effective Date, the Company shall reimburse Executive for the reasonable costs of obtaining individual health insurance coverage until such time as a group plan is established, in an amount not to exceed $750 per month. The Company shall also reimburse Executive for premiums for personal term life insurance policies maintained by Executive on his life, up to a maximum of $1,000 per year. Any prior obligation of the Company to reimburse Executive for other life insurance premiums is hereby terminated from and after the Effective Date.

3.4    Vacation.    Executive shall be entitled to such paid vacation time as is generally provided to the Company’s executive officers, but not less than four weeks of paid vacation time, pursuant to the Company’s policies, which may be amended from time to time. Executive shall not be entitled to carry over, or receive any payment for, any vacation time which is not used during the calendar year.

3.5    Expense Reimbursement.    The Company shall reimburse Executive for reasonable, ordinary and necessary travel and other business related expenses, including entertainment expenses, incurred by him in performance of the business of the Company in accordance with the Company’s standard expense reimbursement practices and policies in existence from time to time for senior executive officers of the Company, subject to such dollar limitations and verification and record keeping requirements as may be established from time to time by the Company.

3.6    Equity Grant.    In accordance with and subject to the terms of Parent Plan (as defined in the Merger Agreement) and subject to the approval of such plan by the stockholders of Parent and to the approval of the Board of Directors of Parent, and subject to any additional terms and conditions of such grant to be as specified in the Parent Plan, Executive shall be granted, effective on the Effective Date, an option to purchase 120,000 shares of Parent’s common stock, such option to vest in three equal portions on each of the first three anniversaries of the Effective Date and to be exercisable at the price established pursuant to the Parent Plan for the business day next preceding the Effective date.

4.

RESTRICTIVE COVENANTS

4.1    Nondisclosure of Trade Secrets and Confidential Information.    In the course of Executive’s employment by the Company, Executive has had access to and will have access to the Company’s most sensitive and most valuable trade secrets, proprietary information, and confidential information concerning the Company and its subsidiaries, their present and future business plans, development and programming projects, customers, sponsors, advertisers, multiple system operator (MSO) relationships and business affairs all of which constitute valuable business assets of the Company, the use, application or disclosure of any of which would cause substantial and possibly irreparable damage to the business and asset value of the Company. Accordingly, Executive accepts and agrees to be bound by the following provisions:

(a)    At any time, upon the request of the Company and in any event upon the termination of employment, Executive shall deliver to the Company all memoranda, notes, records, drawings, manuals, files or other documents, and all copies of each, concerning or constituting Confidential Information or Trade Secrets and any other property or files belonging to the Company or any of its subsidiaries that are in the possession of Executive, whether made or compiled by Executive or furnished to or acquired by Executive from the Company.

(b)    In order to protect the Company’s Trade Secrets and Confidential Information, Executive agrees that:

(i)    Executive shall hold in confidence the Trade Secrets of the Company. Except in the performance of services for the Company, Executive shall not, for so long as the Trade Secrets remain ‘‘trade secrets’’ under applicable law, use, disclose, reproduce, distribute, transmit, reverse engineer, decompile, disassemble, or transfer the Trade Secrets of the Company or any portion thereof.

(ii)    Executive shall hold in confidence the Confidential Information of the Company. Except in the performance of services for the Company, Executive shall not at any time during his employment with the Company and for a period of three (3) years thereafter, use, disclose, reproduce, distribute, transmit, reverse engineer, decompile, disassemble, or transfer the Confidential Information of the Company or any portion thereof.

4.2    Return of Documents and Property.    On the Termination Date, Executive shall return to the Company all property belonging to the Company, including, but not limited to, the original and any copy (regardless of the manner in which it is recorded) of all information provided by the Company to Executive or which Executive has developed or collected in the scope of his employment, as well as all Company-issued equipment, supplies, accessories, vehicles, keys, instruments, tools, devices, computers, cell phones, pagers, materials, documents, plans, records, notebooks, drawings or papers.

4.3    Reasonableness.    Executive has carefully considered the nature and extent of the restrictions upon him and the rights and remedies conferred on the Company under this Agreement, and Executive hereby acknowledges and agrees that:

(a)    the restrictions and covenants contained herein, and the rights and remedies conferred upon the Company, are necessary to protect the goodwill and other value of the business of the Company;

(b)    the restrictions placed upon Executive hereunder are fair and reasonable, will not prevent him from earning a livelihood, and place no greater restraint upon Executive than is reasonably necessary to secure the business and goodwill of the Company;

(c)    the Company is relying upon the restrictions and covenants contained herein in continuing to make available to Executive information concerning the business of the Company;

(d)    Executive’s employment hereunder places him in a position of confidence and trust with the Company and its employees, customers and suppliers; and

(e)    The provisions of this Article 4 shall be interpreted so as to protect the Trade Secrets and Confidential Information, and to secure for the Company the exclusive benefits of the work performed on behalf of the Company by Executive under this Agreement, and not to unreasonably limit his ability to engage in employment and consulting activities in noncompetitive areas which do not endanger the Company’s legitimate interests expressed in this Agreement.

4.4    Remedy for Breach.    Executive acknowledges and agrees that his breach of any of the covenants contained in this Article 4 of this Agreement will cause irreparable injury to the Company and that remedies at law available to the Company for any actual or threatened breach by Executive of such covenants will be inadequate and that the Company shall be entitled to specific performance of the covenants in this Article 4 or injunctive relief against activities in violation of this Article 4 by temporary or permanent injunction or other appropriate judicial remedy, writ or order, without the necessity of proving actual damages. This provision with respect to injunctive relief shall not diminish the right of the Company to claim and recover monetary damages against Executive for any breach of this Agreement, in addition to injunctive relief. Executive acknowledges and agrees that the covenants contained in this Article 4 shall be construed as agreements independent of any other provision of this or any other contract between the parties hereto, and that the existence of any claim or cause of action by Executive against the Company, whether predicated upon this or any other contract, shall not constitute a defense to the enforcement by the Company of said covenants.

4.5    No Conflicting Obligations.    Executive represents and warrants to the Company that his is not now under any obligation of a contractual or other nature to any person or entity which is inconsistent or in conflict with this Agreement, or which would prevent, limit or impair in any way the performance by him of his obligations hereunder.

4.6    Intellectual Property.    Executive acknowledges and agrees that all Employee Works produced by Executive during Executive’s employment with the Company shall be considered ‘‘works for hire’’ as such term is defined in 17 U.S.C. Section 101, et seq. Executive hereby assigns to the Company all right, title and interest whatsoever in and to any and all Employee Works, including all worldwide copyrights, trade secrets, patent rights, and all confidential, proprietary and property rights therein, and Executive will execute, without requiring the Company to provide any further consideration therefor, such patent applications (including continuations and related materials), confirmatory assignments, instruments and documents as the Company deems necessary or desirable in order to effect such assignment and to protect and enforce such rights. The term ‘‘Employee Works’’ as used in this Agreement means any and all works of authorship, inventions, discoveries, improvements, designs, techniques, and work product, whether or not patentable, and in whatever form, which are created, made, developed or reduced to practice, or caused to be created, made, developed or reduced to practice by Executive during the period of time that Executive is employed by the Company, that relate in any way to the current or future business of the Company or its Affiliates, and that result from any work performed by Executive for the Company or its Affiliates. The obligation of Executive to execute materials to effect assignment of Employee Works shall survive termination of Executive’s employment with the Company.

5.

TERMINATION OF EMPLOYMENT

5.1    Termination by Company.

(a)    The Company shall have the right to terminate Executive’s employment under this Agreement at any time, with or without Cause, and with or without prior written notice to Executive.

(b)    If the Company terminates Executive’s employment with Cause, the Company shall have no further obligation to Executive except to pay to Executive Executive’s Base Salary through the Termination Date to the extent not theretofore paid, which salary shall be paid in a lump sum within 30 days after the Termination Date.

(c)    If the Company terminates Executive’s employment without Cause, the Company shall be obligated to pay to Executive the following amounts: (i) Executive’s Base Salary through the Termination Date to the extent not theretofore paid, which salary shall be paid in a lump sum within 30 days after the Termination Date; and (ii) Executive’s Base Salary for the period ending on the earlier of one year from the Termination Date or three years from the Effective Date, which shall be paid in installments in accordance with the Company’s standard payroll practices.

5.2    Death or Total and Permanent Disability; Temporary Disability.

(a)    This Agreement automatically shall terminate upon the death or total and permanent disability of Employee. Total and permanent disability shall mean an infirmity preventing Employee from performing his duties under this Agreement without any hope or expectation of an ability to resume such duties during the term as determined by Employee’s treating physician. If Employee’s employment is terminated due to death or total and permanent disability, Employee or Employee’s estate, as the case may be, shall be entitled to receive (i) his then current periodic compensation for a period of three (3) months following the date of such termination, based upon the per annum compensation set forth in this Agreement as his base salary. The timing and manner of payment of such compensation shall be in accordance with the normal salary payment arrangement then in effect as to Employee prior to the termination.

(b)    For purposes of this provision, the term ‘‘temporary disability’’ shall mean an infirmity preventing Employee from performing his duties under this Agreement that cannot or is not considered to be total and permanent disability as defined above. In the event that Employee is temporarily disabled, this Agreement shall not be terminated and Employee shall be entitled to receive (i) his then current base salary during the first two months of such disability, based on the then current periodic compensation payable to Employee under the terms of this Agreement. The timing and manner of payment of such compensation shall be in accordance with the normal salary payment arrangements then in effect as to Employee prior to the termination. No additional compensation shall be paid to Employee until he is able to perform his duties on a full or part time basis, provided that nay benefits such as health insurance normally provided in whole or in part by Employer shall continue to be provided by the Employer for a period of up to six months of temporary disability. In the event that Executive is not able to perform his duties on a full time basis for a consecutive period of six months from the date of the temporary disability then this Agreement shall automatically terminate and the Company shall pay to Executive his Base Salary through the Termination Date to the extent not theretofore paid, which salary shall be paid in a lump sum within 30 days after the Termination Date; and

(c)    Any unpaid bonus payment due Executive for any fiscal year ending prior to the fiscal year in which the Agreement is terminated.

5.3    Termination by Executive.    Executive shall have the right to voluntarily terminate his employment for any reason, at any time, upon sixty (60) days’ prior written notice to the Company.

(a)    In the event Executive terminates his employment under circumstances constituting Good Reason, the Company shall be obligated to pay to Executive the following amounts: (a) Executive’s Base Salary through the Termination Date to the extent not theretofore paid, which salary shall be paid in a lump sum within 30 days after the Termination Date; and (ii) severance pay equivalent to Executive’s Base Salary for the remainder of the period ending on the earlier of one year from the Termination Date or three years from the Effective Date, which shall be paid in installments in accordance with the Company’s standard payroll practices.

(b)    In the event Executive terminates his employment under circumstances not constituting Good Reason, the Company shall have no further obligation to Executive except to pay to Executive Executive’s Base Salary through the Termination Date to the extent not theretofore paid, which salary shall be paid in a lump sum within 30 days after the Termination Date.

5.4    Cooperation by Executive Upon Termination.    In the event of a termination of Executive’s employment under this Section 5 (whether initiated by Executive or the Company, with or without Cause), Executive agrees to cooperate with the Company in transitioning his duties to any successor appointed by the Company and to provide the Company with information about the ongoing business activities of the Company. In the event that the Company requests that Executive provide cooperation services after the termination of Executive’s employment exceeding a de minimis amount of Executive’s time, the Company will compensate Executive for his cooperation efforts at the rate of $100 per hour.

6.

MISCELLANEOUS PROVISIONS

6.1    Invalidity of Any Provision.    It is the intention of the parties hereto that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws of each state and jurisdiction in which such enforcement is sought, but that the unenforceability (or the modification to conform with such laws) of any provision hereof shall not render unenforceable or impair the remainder of this Agreement, which shall be deemed amended to delete or modify, as necessary, the invalid or unenforceable provisions. The parties further agree to alter the balance of this Agreement in order to render the same valid and enforceable. The terms of the restrictive covenant provisions of this Agreement shall be deemed modified to the extent necessary to be enforceable and, specifically, without limiting the foregoing, if the term of the applicable restrictive covenant is too long to be enforceable, it shall be modified to encompass the longest term which is enforceable and, if the scope of the geographic area of the applicable restrictive covenant is to great to be enforceable, it shall be modified to encompass the greatest area that is enforceable.

6.2    Applicable Law.    This Agreement shall be construed and enforced in accordance with the laws of the State of Texas.

6.3    Arbitration.    With the exception of an action to enforce the restrictive covenants in Article 4 hereof, any dispute arising out of or relating to this Agreement or Executive’s employment by the Company shall be resolved by arbitration in accordance with the then-current rules of the American Arbitration Association (‘‘AAA’’). The arbitration hearing shall be held in New York, New York (or such other location as may be agreed to by the parties and the arbitrator), before a single arbitrator selected in accordance with the procedures established by the AAA, and the arbitration award may be enforced in any court of competent jurisdiction. An action by the Company to enforce the restrictive covenants in Article 4 may be filed in a court of competent jurisdiction. Each party hereby consents to the jurisdiction of the state and federal courts located in the State of New York, County of New York.

6.4    Waiver of Breach.    The waiver of a breach of any provision of this Agreement by a party hereto shall not operate or be construed as a waiver of any subsequent breach by the other party thereto.

6.5    Successors and Assigns.    This Agreement shall inure to the benefit of the Company and its Affiliates, and their respective successors and assigns. This Agreement shall inure to the benefit of and be enforceable by Executive’s estate and/or legal representatives.

6.6    Assignment of Agreement.    This Agreement is not assignable by Executive, but shall be freely assignable by the Company to any successor. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

6.7    Attorney’s Fees.    In the event of legal action by either party to enforce this Agreement, the prevailing party in such action shall be entitled to recover its or his expenses of litigation (including attorney’s fees, court costs, and expert witness fees) from the other party.

6.8    Notices.    All notices, demands and other communications hereunder shall be in writing and shall be delivered in person or deposited in the United States mail, certified or registered, with return receipt requested, as follows:

(a)	if to Executive:	Leonard Firestone c/o Firestone Communications, Inc. 6125 Airport Freeway Fort Worth, TX 76117
(b)	if to Company:	FIRESTONE COMMUNICATIONS INC. c/o Juniper Content Corporation 56 West 45th Street, Suite 805 New York, NY 10036 Attention: Stuart B. Rekant
with a copy to:
Graubard Miller 405 Lexington Avenue New York, NY 10174 Attention: David Alan Miller, Esq.

6.7    Entire Agreement.    This Agreement contains the entire agreement of the parties with respect to the subject matter hereof. All understanding and agreements heretofore made between the parties hereto with respect to the subject matter of this Agreement are merged into this document which alone fully and completely expresses their agreement. This Agreement may not be changed orally but only by an agreement in writing signed by both parties.

6.8    Survival of Provisions.    The provisions of Article 4 and Article 6 shall survive termination of this Agreement.

6.9    Captions.    The captions appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of any provisions of this Agreement or in any way affect this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of this        day of August, 2006.

EXECUTIVE:

COMPANY:
FIRESTONE COMMUNICATIONS, INC.
By: ______________________

EXHIBIT I TO MERGER AGREEMENT

[Closing Date]

Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, New York 10036

Ladies and Gentlemen:

We have acted as counsel to Firestone Communications, Inc. (‘‘Firestone’’), a Delaware corporation, in connection with the merger (‘‘Merger’’) of Firecomm Acquisition, Inc. (‘‘Firecomm’’), a Delaware corporation and wholly owned subsidiary of Juniper Partners Acquisition Corp. (‘‘Juniper’’), a Delaware corporation, with and into Firestone, with Firestone being the surviving company under the law of Delaware, pursuant to the Agreement and Plan of Merger dated August 15, 2006 (‘‘Merger Agreement’’) among Juniper, Firecomm, Firestone and certain stockholders of Firestone, and the preparation of the Registration Statement of Juniper dated         , 2006 (‘‘Registration Statement’’), as filed with the Securities and Exchange Commission (‘‘SEC’’) under the Securities Act of 1933, as amended (‘‘Act’’), relating to the Merger and certain other matters described therein. Capitalized terms used herein without definition are used as defined in the Merger Agreement.

We have examined the Merger Agreement and the Exhibits and Schedules thereto, as well as documents or agreements listed by Firestone in the Exhibits and Schedules thereto, and have examined the originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates and instruments as in our judgment are necessary or appropriate to enable us to render the opinion hereinafter expressed. In such examination we have assumed that all such documents have been duly executed by the parties thereto, other than Firestone, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such latter documents. We also have examined a copy of the Prospectus/Proxy Statement included in the Registration Statement, in the form mailed to the stockholders of Juniper and Firestone.

We have assumed for the purposes of the opinions expressed herein, (i) that the Merger Agreement and the other agreements contemplated by the Merger Agreement were duly authorized, executed and delivered by all parties thereto (other than Firestone), (ii) that the Merger Agreement and the other agreements contemplated by the Merger Agreement were the legal, valid and binding obligation of such party (other than Firestone), enforceable against such parties (other than Firestone) in accordance with their terms, and (iii) that the parties to the Merger Agreement and the other agreements contemplated by the Merger Agreement (other than Firestone) have the corporate power and authority or personal capacity to enter into and perform the Merger Agreement and the other agreements contemplated by the Merger Agreement.

We do not assume any responsibility for the accuracy, completeness or fairness of any information, including, but not limited to, financial information, furnished to Juniper by Firestone concerning the business or affairs of Firestone or any other information of a factual nature furnished to Juniper by Firestone or any of its agents or representatives.

In rendering this opinion, as to factual matters not directly within our knowledge, we have relied upon and have assumed the accuracy, completeness and genuineness of representations made by Firestone set forth in the Merger Agreement, certificates of officers of Firestone attached hereto and such certificates of public officials as we have deemed necessary or appropriate, and we have undertaken no independent investigation with respect to any such factual matter. In rendering this opinion, with your permission, we have not conducted a litigation search in respect of Firestone.

On the basis of the preceding and such other investigations as we have deemed necessary, we are of the opinion that:

1)    Firestone is a corporation duly organized, validly existing and in good standing under the law of the State of Delaware. Firestone has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted.

2)    Firestone’s authorized capital stock consists of 25,000,000 shares of Company Common Stock, and 10,000,000 shares of Company Preferred Stock, of which                  shares are designated as Series A Preferred Stock and                  shares are designated as Series B Preferred Stock of Company Common Stock, and of which                              shares of Company Common Stock,                              shares of Series A Preferred Stock and                      shares of Series B Preferred Stock are outstanding. No other capital stock of Firestone is authorized, issued or outstanding. All of such issued and outstanding shares have been duly authorized and validly issued, are fully paid and nonassessable, and were not issued in violation of any preemptive rights created by statutes, Firestone’s Certificate of Incorporation, as amended to date, or Firestone’s bylaws, as amended to date, or, to our knowledge, any agreement to which Firestone is a party or by which Firestone is bound.

3)

4)    Except as set forth in the Company Schedule, to our knowledge, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Firestone is a party or by which Firestone is bound obligating Firestone to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Firestone or obliging Firestone to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. To our knowledge, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Firestone.

5)    Firestone has all necessary corporate power and authority to enter into the Merger Agreement and the other agreements contemplated by the Merger Agreement to which it is a party, and to consummate the transactions contemplated thereby. All action by the board of directors and stockholders of Firestone necessary to authorize the execution, delivery and performance of the Merger Agreement and all other agreements and instruments delivered by Firestone in connection with the transactions contemplated by the Merger Agreement has been duly and validly taken. The Merger Agreement and all other agreements contemplated by the Merger Agreement to which Firestone is a party constitute the legal, valid and binding obligations of Firestone, enforceable in accordance with their respective terms.

6)    The execution and delivery of the Merger Agreement and the other agreements contemplated thereby by Firestone and the performance by Firestone of their respective obligations under the Merger Agreement and the other agreements contemplated thereby will not (i) conflict with or violate the Certificate of Incorporation or by-laws of Firestone, as each is amended to date, (ii) conflict with or violate any material instrument or contract known to us to which Firestone is a party or by which Firestone is bound, or (iii) subject to the provisos set forth below as to the scope of our opinion, violate or conflict with any federal or state law or, to our knowledge, any administrative or judicial order applicable to Firestone or any of the property or assets of Firestone.

7)    Except for those matters disclosed in the Company Schedule and the filing of the Certificate of Merger with, and recordation thereof by, the Secretary of State of the State of Delaware, to our knowledge, no approval, authorization or consent of, or any filing with, any court, board or governmental agency, instrumentality or authority of the United States or any state having jurisdiction over Firestone is required for the consummation of the transactions contemplated by the Merger Agreement or the agreements to which Firestone is a party that are contemplated by the Merger Agreement, or if so required, have been obtained and are in effect, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, either singly or in the aggregate, a Material Adverse Effect upon Firestone.

8)    To our knowledge, there are no actions, suits, arbitrations, mediations or other proceedings pending or threatened against Firestone at law or in equity before any federal, state, municipal court or other governmental department or agency. To our knowledge, neither

Firestone nor any of its properties or assets is subject to any order, judgment, injunction or decree which could have either singly or in the aggregate a Material Adverse Effect upon Firestone.

9)    The transfer to the Company or its predecessors in interest of assets formerly owned by Hispanic Television Network, Inc. (‘‘HTVN’’) was approved and authorized by all action required by virtue of HTVN’s filing in bankruptcy, including without limitation orders of the Bankruptcy Court having jurisdiction thereof, and by virtue of such transfers the Company or such predecessors in interest received valid and marketable title to all of such assets, free and clear of all security interests and other liens and encumbrances other than those arising pursuant to the Third Amended Plan of Reorganization dated January 24, 2003 and the Order confirming such Plan dated February 6, 2003 (entered February 7, 2003). The opinions expressed in this paragraph 8) are based solely and exclusively on the legal opinion from [insert name of bankruptcy firm] dated [], 2006, upon which bankruptcy opinion we have relied (with your permission) in expressing the opinions set forth in this paragraph 8). We assume no responsibility or liability for the accuracy or legal correctness of the opinions expressed in this paragraph 8.

We have participated in conferences with officers of Firestone at which the contents of the Registration Statement relating to Firestone were discussed and although we are not passing upon and have not verified the accuracy or completeness of the statements contained in the Registration Statement, to our knowledge, at the time the Proxy Statement/Prospectus included in the Registration Statement was mailed to the stockholders of Juniper and Firestone, the Registration Statement (other than Firestone financial statements including the notes thereto and the auditors’ reports thereon and supporting schedules and financial data derived therefrom and the statistical information included therein, in all cases as to which no statement by us is expressed), solely as it relates to Firestone, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The foregoing opinions are subject to the effect of rules of law relating to the following: (i) applicable bankruptcy, reorganization, insolvency, moratorium and/or similar laws relating to or affecting the rights of creditors generally, including, without limitation, fraudulent conveyance provisions under applicable laws, (ii) the enforceability of any indemnification or contribution provisions as they may be limited under federal or state laws, (iii) equitable, constitutional and public policy limitations (regardless of whether considered in a proceeding or at equity or at law), (iv) the enforceability of provisions of a contract that purport to waive, or require waiver of, the obligations of good faith, fair dealing, diligence and reasonableness, (v) the availability of a remedy under certain circumstances where another remedy has been elected, (vi) limitation on the time after which a remedy may not be enforced, (vii) the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves gross negligence, recklessness, willful misconduct, unlawful conduct, violation of law or public policy or litigation against another party determined adversely to such party, (viii) provisions that, if less than all of the contract is unenforceable, limit the enforceability of the remainder of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange, (ix) provisions that govern and afford judicial discretion regarding the determination of damages and entitlement to attorneys’ fees and other costs, and (x) provisions that permit a party that has materially failed to render or offer performance required by the contract to cure that failure unless (a) permitting a cure would unreasonably hinder the aggrieved party from making substitute arrangements for performance or (b) it was important in the circumstances to the aggrieved party that performance occur by the date stated in the contract.

Notwithstanding our opinions expressed herein, no opinion is expressed with respect to the following kinds of provisions in any agreements: (i) choice of law provisions, (ii) provisions mandating contribution towards judgments or settlements among various parties, (iii) waivers of (a) legal or equitable defenses, (b) rights to damages, (c) rights to counter claim or set off, (d) statutes of limitations, (e) rights to notice, (f) the benefits of statutory, regulatory or constitutional rights, unless and to the extent the statute, regulation or constitution explicitly allows waiver, and (g) other benefits to the extent they cannot be waived under applicable law, (iv) provisions providing for forfeitures or the recovery of amounts deemed to constitute penalties or for liquidated damages, (v) provisions to submit to the jurisdiction of any process requirements which would otherwise be applicable, and provisions otherwise purporting to affect the jurisdiction and venue of courts, (vi) provisions that attempt to change or waive rules of evidence or fix the method or quantum of proof to be applied in litigation or similar proceedings, (vii) any federal, state or local law relating to the environment, antitrust, patents and trademarks and intellectual property generally, and telecommunications, (viii) the tax consequences of the Merger and of any transaction contemplated in connection therewith under applicable tax laws and regulations; and (ix) the accounting treatment of the Merger and of any transaction contemplated in connection therewith under applicable rules, regulations, releases, interpretations or technical bulletin.

No opinion is expressed herein other than as to the law of the State of Florida and the law of the United States of America and the corporate law of the State of Delaware. To the extent material for purposes hereof, we have assumed that the law of the State of Florida is substantially similar to the law of the State of New York. We express no opinion with respect to the law of any other state of the United States or any foreign country. This opinion has been prepared and is to be interpreted in accordance with the Guidelines for the Preparation of Closing Opinions adopted by the Section of Business Law of the American Bar Association. Furthermore, this opinion is to be construed in accordance with the Report on Standards for Florida Opinions dated April 8, 1991, issued by the Business Law Section of The Florida Bar as updated September 4, 1998 (the ‘‘Report’’). The Report is incorporated by reference into this opinion letter.

Where an opinion is qualified by our knowledge as to a certain matter relating to Firestone, knowledge is deemed to be based on the actual knowledge of those attorneys that are currently employed by this firm as of the date of this opinion who have been actively engaged on matters for which we have been employed by Firestone.

This opinion is addressed solely to the addressee and is being delivered only to the addressee. This opinion is solely for the benefit of the addressee and may not be relied upon in any manner by any other person.

Very truly yours,

SCHEDULE 1.15
AFFILIATES OF THE COMPANY

Directors

Raymond K. Mason
Leonard Firestone
Bert Getz, Jr.
Dennis L. Blackburn
Peter Lund

Officers

Leonard Firestone
Christopher Firestone

Signing Stockholders

Raymond K. Mason
Kimball Firestone
Leonard Firestone
Bert Getz, Jr.
12K, LLC
Varina Knight Mason Testamentary Trust II

SCHEDULE 2
COMPANY SCHEDULE
(Information Furnished Separately)

Schedule 2.1     –    Organization and Qualification

Schedule 2.3     –    Capitalization

Schedule 2.5     –    No Conflict; Required Filings and Consents

Schedule 2.6     –    Compliance

Schedule 2.8     –    No Undisclosed Liabilities

Schedule 2.9     –    Absence of Certain Changes or Events

Schedule 2.10    –    Litigation

Schedule 2.11    –    Employee Benefit Plans

Schedule 2.13    –    Restrictions on Business Activities

Schedule 2.14    –    Title to Property

Schedule 2.15    –    Taxes

Schedule 2.16    –    Environmental Matters

Schedule 2.17    –    Brokers; Third Party Expenses

Schedule 2.18    –    Intellectual Property

Schedule 2.19    –    Agreements, Contacts and Commitments

Schedule 2.20    –    Insurance

Schedule 2.21    –    Governmental Actions/Filings

Schedule 2.22    –    Interested Party Transactions

SCHEDULE 3
PARENT SCHEDULE
(Information Furnished Separately)

Schedule 3.3     –    Capitalization

Schedule 3.14    –    Title to Property

Schedule 3.15    –    Taxes

Schedule 3.17    –    Brokers

Schedule 3.19    –    Agreements, Contracts and Commitments

Schedule 3.26    –    Governmental Filings

SCHEDULE 4.1
COMPANY PERMITTED ACTIONS

4.1(e) – The Company may issue its securities as set forth in Section 1.15 of the Merger Agreement. The Company may authorize and issue up to an additional 400,000 shares of Company Series B Preferred Stock so that a total of 1,200,000 shares of Company Series B Preferred Stock may be authorized and issued.

4.1(j) – The Company may enter into financing agreements on commercially reasonable terms for the borrowing of Long-Term Debt provided that effective as of the Closing Date:

(i)    the total amount of Long-Term Debt shall not exceed $3,000,000;

(ii)    no Sorpresa! Programming Assets are used to secure the Company’s obligations with respect to the Long-Term Debt;

(iii)    the interest rate payable with respect to the Long-Term Date shall not exceed 5% per annum;

(iv)    the Long-Term Debt financing agreements provide that the Long-Term Debt will be repaid in quarterly installments over the four-year period commencing January 1, 2009.

For the purposes hereof, terms substantially similar to those in effect with respect to the Company’s borrowings from Regions Bank on the date of the Merger Agreement shall be deemed to be commercially reasonable.

4.1(k) – The Company may enter into an Employment Agreement with Leonard Firestone in the form of Exhibit H to the Merger Agreement and an Employment Agreement with Christopher Firestone in similar form.

SCHEDULE 5.2
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE COMPANY

PARENT OFFICERS AND DIRECTORS

Directors

Stuart B. Rekant – Chairman

Raymond Mason – Vice Chairman

Bert Getz, Jr. – Firestone Nominee

Independent Director – Firestone Nominee to be designated prior to Closing Date

Independent Director – Current Juniper Director or Juniper Nominee

Independent Director – Current Juniper Director or Juniper Nominee

Independent Director – Joint Nominee

[Note: Class Year of each Director is to be designated.]

Executive Officers

Stuart B. Rekant – Chief Executive Officer

Juniper Chief Financial Officer

COMPANY OFFICERS AND DIRECTORS

Directors

Stuart B. Rekant – Chairman

Leonard Firestone

Juniper Chief Financial Officer or other Juniper Designee

Executive Officers

Stuart B. Rekant – Chief Executive Officer

Leonard Firestone – President and Chief Operating Officer

Others to be determined

SCHEDULE 6.3(i)
COMPANY RESIGNATIONS

All officers and directors of the Company shall resign from their offices and positions with the Company effective as of the Closing Date, with those designated to be officers and directors in Schedule 5.2 to be elected to such positions.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
JUNIPER PARTNERS ACQUISITION CORP.

Pursuant to Section 245 of the
Delaware General Corporation Law

JUNIPER PARTNERS ACQUISITION CORP., a corporation existing under the laws of the State of Delaware (the ‘‘Corporation’’), by its Chief Executive Officer, hereby certifies as follows:

1.    The name of the Corporation is ‘‘Juniper Partners Acquisition Corp.’’

2.    The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 3, 2005. The Corporation’s Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 28, 2005.

3.    This Amended Restated Certificate of Incorporation restates, integrates and amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.    This Amended and Restated Certificate of Incorporation was duly adopted by joint written consent of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (‘‘GCL’’).

5.    The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

FIRST:    The name of the corporation is Juniper Content Corporation (hereinafter sometimes referred to as the ‘‘Corporation’’).

SECOND:    The registered office of the Corporation is to be located at 9 East Loockerman Street, Kent County, Dover, Delaware. The name of its registered agent at that address is National Corporate Research, Ltd.

THIRD:    The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the GCL.

FOURTH:    The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 35,005,000 of which 35,000,000 shares shall be Common Stock of the par value of $.0001 per share (including 5,000,000 shares previously designated as Class B common stock) and 5,000 shares shall be Preferred Stock of the par value of $.0001 per share.

A.     Preferred Stock.    The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a ‘‘Preferred Stock Designation’’) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B.     Common Stock.    Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote. Subject to the preferential dividend rights applicable to shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive only such dividends as may be declared by the Board of Directors.

FIFTH:    The name and mailing address of the sole incorporator of the Corporation are as follows:

Name	Address
Sherie B. Rosenberg, Esq.	Graubard Miller The Chrysler Building 405 Lexington Avenue, 19th Floor New York, New York 10174

SIXTH:    The Board of Directors shall be divided into three classes: Class A, Class B and Class C. The number of directors in each class shall be as nearly equal as possible. The directors in Class A shall be elected for a term expiring at the first Annual Meeting of Stockholders, the directors in Class B shall be elected for a term expiring at the second Annual Meeting of Stockholders and the directors in Class C shall be elected for a term expiring at the first Annual Meeting of Stockholders. Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire thereat shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

SEVENTH:    The corporation is to have perpetual existence.

EIGHTH:    The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A.    Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

B.    The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation as provided in the by-laws of the Corporation.

C.    The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.

D.    In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

NINTH:    A.     A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. Any repeal or modification of this paragraph A by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

B.    The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

TENTH:    Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Stuart Rekant, its Chief Executive Officer, as of the      day of                         , 2006.

Stuart B. Rekant Chief Executive Officer

JUNIPER CONTENT CORPORATION
(formerly known as Juniper Partners Acquisition Corp.)

2006 Long-Term Incentive Plan

Section 1.    Purpose; Definitions.

1.1    Purpose.     The purpose of the 2006 Long-Term Incentive Plan (‘‘Plan’’) is to enable the Company to offer to its employees, officers, directors and consultants whose past, present and/or potential contributions to the Company and its Subsidiaries have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The various types of long-term incentive awards that may be provided under the Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its businesses.

1.2    Definitions.    For purposes of the Plan, the following terms shall be defined as set forth below:

(a)    ‘‘Agreement’’ means the agreement between the Company and the Holder, or such other document as may be determined by the Committee, setting forth the terms and conditions of an award under the Plan.

(b)    ‘‘Board’’ means the Board of Directors of the Company.

(c)    ‘‘Code’’ means the Internal Revenue Code of 1986, as amended from time to time.

(d)    ‘‘Committee’’ means the Compensation Committee of the Board or any other committee of the Board that the Board may designate to administer the Plan or any portion thereof. If no Committee is so designated, then all references in this Plan to ‘‘Committee’’ shall mean the Board.

(e)    ‘‘Common Stock’’ means the Common Stock of the Company, par value $.0001 per share.

(f)    ‘‘Company’’ means Juniper Content Corporation, a corporation organized under the laws of the State of Delaware under the name ‘‘Juniper Partners Acquisition Corp.’’

(g)    ‘‘Deferred Stock’’ means Common Stock to be received under an award made pursuant to Section 8 at the end of a specified deferral period.

(h)    ‘‘Disability’’ means physical or mental impairment as determined under procedures established by the Committee for purposes of the Plan.

(i)    ‘‘Effective Date’’ means the date set forth in Section 12.1.

(j)    ‘‘Fair Market Value’’, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, means, as of any given date: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on such date, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price for the Common Stock on such date, as reported by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Committee shall determine, in good faith.

(k)    ‘‘Holder’’ means a person who has received an award under the Plan.

(l)    ‘‘Incentive Stock Option’’ means any Stock Option intended to be and designated as an ‘‘incentive stock option’’ within the meaning of Section 422 of the Code.

(m)    ‘‘Nonqualified Stock Option’’ means any Stock Option that is not an Incentive Stock Option.

(n)    ‘‘Normal Retirement’’ means retirement from active employment with the Company or any Subsidiary on or after such age which may be designated by the Committee as ‘‘retirement age’’ for any particular Holder. If no age is designated, it shall be 65.

(o)    ‘‘Other Stock-Based Award’’ means an award under Section 9, below, that is valued in whole or in part by reference to, or is otherwise based upon, Common Stock.

(p)    ‘‘Parent’’ means any present or future ‘‘parent corporation’’ of the Company, as such term is defined in Section 424(e) of the Code.

(q)    ‘‘Plan’’ means the ClearPoint Business Resources, Inc. 2006 Long-Term Incentive Plan, as hereinafter amended from time to time.

(r)    ‘‘Repurchase Value’’ shall mean the Fair Market Value if the award to be settled under Section 2.2(h) or repurchased under Section 10.2 is comprised of shares of Common Stock and the difference between Fair Market Value and the Exercise Price (if lower than Fair Market Value) if the award is a Stock Option or Stock Appreciation Right; in each case, multiplied by the number of shares subject to the award.

(s)    ‘‘Restricted Stock’’ means Common Stock received under an award made pursuant to Section 7 that is subject to restrictions under Section 7.

(t)    ‘‘SAR Value’’ means the excess of the Fair Market Value (on the exercise date) over the exercise price that the participant would have otherwise had to pay to exercise the related Stock Option, multiplied by the number of shares for which the Stock Appreciation Right is exercised.

(u)    ‘‘Stock Appreciation Right’’ means the right to receive from the Company, on surrender of all or part of the related Stock Option, without a cash payment to the Company, a number of shares of Common Stock equal to the SAR Value divided by the Fair Market Value (on the exercise date).

(v)    ‘‘Stock Option’’ or ‘‘Option’’ means any option to purchase shares of Common Stock which is granted pursuant to the Plan.

(w)    ‘‘Stock Reload Option’’ means any option granted under Section 5.3 of the Plan.

(x)    ‘‘Subsidiary’’ means any present or future ‘‘subsidiary corporation’’ of the Company, as such term is defined in Section 424(f) of the Code.

(y)    ‘‘Vest’’ means to become exercisable or to otherwise obtain ownership rights in an award.

Section 2.    Administration.

2.1.    Committee Membership.     The Plan shall be administered by the Board or a Committee. Committee members shall serve for such term as the Board may in each case determine, and shall be subject to removal at any time by the Board. The Committee members, to the extent possible and deemed to be appropriate by the Board, shall be ‘‘non-employee directors’’ as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (‘‘Exchange Act’’), and ‘‘outside directors’’ within the meaning of Section 162(m) of the Code.

2.2    Powers of Committee.     The Committee shall have full authority to award, pursuant to the terms of the Plan: (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, (iv) Deferred Stock, (v) Stock Reload Options and/or (vi) Other Stock-Based Awards. For purposes of illustration and not of limitation, the Committee shall have the authority (subject to the express provisions of this Plan):

(a)    to select the officers, employees, directors and consultants of the Company or any Subsidiary to whom Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock, Reload Stock Options and/or Other Stock-Based Awards may from time to time be awarded hereunder.

(b)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, number of shares, share exercise price or types of consideration paid upon exercise of such options, such as other securities of the Company or other property, any restrictions or limitations, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions, as the Committee shall determine);

(c)    to determine any specified performance goals or such other factors or criteria which need to be attained for the vesting of an award granted hereunder;

(d)    to determine the terms and conditions under which awards granted hereunder are to operate on a tandem basis and/or in conjunction with or apart from other equity awarded under this Plan and cash and non-cash awards made by the Company or any Subsidiary outside of this Plan;

(e)    to permit a Holder to elect to defer a payment under the Plan under such rules and procedures as the Committee may establish, including the payment or crediting of interest on deferred amounts denominated in cash and of dividend equivalents on deferred amounts denominated in Common Stock;

(f)    to determine the extent and circumstances under which Common Stock and other amounts payable with respect to an award hereunder shall be deferred that may be either automatic or at the election of the Holder;

(g)    to substitute (i) new Stock Options for previously granted Stock Options, which previously granted Stock Options have higher option exercise prices and/or contain other less favorable terms, and (ii) new awards of any other type for previously granted awards of the same type, which previously granted awards are upon less favorable terms; and

(h)    to make payments and distributions with respect to awards (i.e., to ‘‘settle’’ awards) through cash payments in an amount equal to the Repurchase Value.

Notwithstanding anything to the contrary, the Committee shall not grant to any one Holder in any one calendar year awards for more than 150,000 shares in the aggregate.

2.3    Interpretation of Plan.

(a)    Committee Authority.     Subject to Section 11, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable to interpret the terms and provisions of the Plan and any award issued under the Plan (and to determine the form and substance of all agreements relating thereto), and to otherwise supervise the administration of the Plan. Subject to Section 11, all decisions made by the Committee pursuant to the provisions of the Plan shall be made in the Committee’s sole discretion and shall be final and binding upon all persons, including the Company, its Subsidiaries and Holders.

(b)    Incentive Stock Options.     Anything in the Plan to the contrary notwithstanding, no term or provision of the Plan relating to Incentive Stock Options (including but not limited to Stock Reload Options or Stock Appreciation rights granted in conjunction with an Incentive Stock Option) or any Agreement providing for Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code or, without the consent of the Holder(s) affected, to disqualify any Incentive Stock Option under such Section 422.

Section 3.    Stock Subject to Plan.

3.1.    Number of Shares.     The total number of shares of Common Stock reserved and available for issuance under the Plan shall be 600,000 shares. Shares of Common Stock under the Plan (‘‘Shares’’) may consist, in whole or in part, of authorized and unissued shares or treasury shares. If any shares of Common Stock that have been granted pursuant to a Stock Option cease to be subject to a Stock Option, or if any shares of Common Stock that are subject to any Stock Appreciation Right, Restricted Stock award, Deferred Stock award, Stock Reload Option or Other Stock-Based Award granted hereunder are forfeited or any such award otherwise terminates without a payment being made to the Holder in the form of Common Stock, such shares shall again be available for distribution in connection with future grants and awards under the Plan. If a Holder pays the exercise price of a Stock Option by surrendering any previously owned shares and/or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the withholding tax liability associated with the Stock Option exercise, then, in the Committee’s discretion, the number of shares available under the Plan may be increased by the lesser of (i) the number of such surrendered shares and shares used to pay taxes; and (ii) the number of shares purchased under such Stock Option.

3.2.    Adjustment Upon Changes in Capitalization, Etc. In the event of any merger, reorganization, consolidation, common stock dividend payable on shares of Common Stock, Common Stock split or reverse split, combination or exchange of shares of Common Stock, or other extraordinary or unusual event which results in a change in the shares of Common Stock of the Company as a whole, the Committee shall determine, in its sole discretion, whether such change equitably requires an adjustment in the terms of any award (including number of shares subject to the award and the exercise price) or the aggregate number of shares reserved for issuance under the Plan. Any such adjustments will be made by the Committee, whose determination will be final, binding and conclusive.

Section 4.    Eligibility.

Awards may be made or granted to employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the Company or its Subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the Company. No Incentive Stock Option shall be granted to any person who is not an employee of the Company or a Subsidiary at the time of grant. Notwithstanding the foregoing, an award may also be made or granted to a person in connection with his hiring or retention, or at any time on or after the date he reaches an agreement (oral or written) with the Company with respect to such hiring or retention, even though it may be prior to the date the person first performs services for the Company or its Subsidiaries; provided, however, that no portion of any such award shall vest prior to the date the person first performs such services.

Section 5.    Stock Options.

5.1.    Grant and Exercise.     Stock Options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Nonqualified Stock Options. Any Stock Option granted under the Plan shall contain such terms, not inconsistent with this Plan, or with respect to Incentive Stock Options, not inconsistent with the Plan and the Code, as the Committee may from time to time approve. The Committee shall have the authority to grant Incentive Stock Options or Non-Qualified Stock Options, or both types of Stock Options which may be granted alone or in addition to other awards granted under the Plan. To the extent that any Stock Option intended to qualify as an Incentive Stock Option does not so qualify, it shall constitute a separate Nonqualified Stock Option.

5.2.    Terms and Conditions.     Stock Options granted under the Plan shall be subject to the following terms and conditions:

(a)    Option Term.     The term of each Stock Option shall be fixed by the Committee; provided, however, that an Incentive Stock Option may be granted only within the ten-year period commencing from the Effective Date and may only be exercised within ten years of the date of grant (or five years in the case of an Incentive Stock Option granted to an optionee who, at the time of grant, owns Common Stock possessing more than 10% of the total combined voting power of all classes of voting stock of the Company (‘‘10% Stockholder’’)).

(b)    Exercise Price.     The exercise price per share of Common Stock purchasable under a Stock Option shall be determined by the Committee at the time of grant and may not be less than 100% of the Fair Market Value on the date of grant (or, if greater, the par value of a share of Common Stock); provided, however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder will not be less than 110% of the Fair Market Value on the date of grant.

(c)    Exercisability.     Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee and as set forth in Section 10. If the Committee provides, in its discretion, that any Stock Option is exercisable only in installments, i.e., that it vests over time, the Committee may waive such installment exercise provisions at any time at or after the time of grant in whole or in part, based upon such factors as the Committee determines.

(d)    Method of Exercise.     Subject to whatever installment, exercise and waiting period provisions are applicable in a particular case, Stock Options may be exercised in whole or in part at any time during the term of the Option by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price, which shall be in cash or, if provided in the Agreement, either in shares of Common Stock (including Restricted Stock and other contingent awards under this Plan) or partly in cash and partly in such Common Stock, or such other means which the Committee determines are consistent with the Plan’s purpose and applicable law. Cash payments shall be made by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; provided, however, that the Company shall not be required to deliver certificates for shares of Common Stock with respect to which an Option is exercised until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof (except that, in the case of an exercise arrangement approved by the Committee and described in the last sentence of this paragraph, payment may be made as soon as practicable after the exercise).

(e)    Stock Payments.     Payments in the form of Common Stock shall be valued at the Fair Market Value on the date prior to the date of exercise. Such payments shall be made by delivery of stock certificates in negotiable form that are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. Subject to the terms of the Agreement, the Committee may, in its sole discretion, at the request of the Holder, deliver upon the exercise of a Nonqualified Stock Option a combination of shares of Deferred Stock and Common Stock; provided, however, that, notwithstanding the provisions of Section 8, such Deferred Stock shall be fully vested and not subject to forfeiture. A Holder shall have none of the rights of a Stockholder with respect to the shares subject to the Option until such shares shall be transferred to the Holder upon the exercise of the Option. The Committee may permit a Holder to elect to pay the Exercise Price upon the exercise of a Stock Option by irrevocably authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

(f)    Transferability.    Except as may be set forth in the next sentence of this Section or in the Agreement, no Stock Option shall be transferable by the Holder other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Holder’s lifetime, only by the Holder (or, to the extent of legal incapacity or incompetency, the Holder’s guardian or legal representative). Notwithstanding the foregoing, a Holder, with the approval of the Committee, may transfer a Stock Option (i) (A) by gift, for no consideration, or (B) pursuant to a domestic relations order, in either case, to or for the benefit of the Holder’s ‘‘Immediate Family’’ (as defined below), or (ii) to an entity in which the Holder and/or members of Holder’s Immediate Family own more than fifty percent of the voting interest, in exchange for an interest in that entity, subject to such limits as the Committee may establish and the execution of such documents as the Committee may require, and the transferee shall remain subject to all the terms and conditions applicable to the Stock Option prior to such transfer. The term ‘‘Immediate Family’’ shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent beneficial interest, and a foundation in which these persons (or the Holder) control the management of the assets.

(g)    Termination by Reason of Death.     If a Holder’s employment by the Company or a Subsidiary terminates by reason of death, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Holder under the will of the Holder, for a period of one year (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(h)    Termination by Reason of Disability.     If a Holder’s employment by the Company or any Subsidiary terminates by reason of Disability, any Stock Option held by such Holder, unless otherwise determined by the Committee and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of termination may thereafter be exercised by the Holder for a period of one year (or such other greater or lesser period as the Committee may specify in the Agreement) from the date of such termination of employment or until the expiration of the stated term of such Stock Option, whichever period is shorter.

(i)    Termination by Reason of Normal Retirement.     Subject to the provisions of Section 13.3, if such Holder’s employment or retention by, or association with, the Company or any Subsidiary terminates due to Normal Retirement, then the portion of such Stock Option that has vested on the date of termination of employment may be exercised for the lesser of one year after termination of employment (or such other greater or lesser period as the Committee may specify in the Agreement) or the balance of such Stock Option’s term.

(j)    Other Termination.     Subject to the provisions of Section 13.3, and unless otherwise determined by the Committee and set forth in the Agreement, if such Holder’s employment or retention by, or association with, the Company or any Subsidiary terminates for any reason other than death or Disability, the Stock Option shall thereupon automatically terminate, except that if the Holder’s employment is terminated by the Company or a Subsidiary without cause, then the portion of such Stock Option that has vested on the date of termination of employment may be exercised for the lesser of three months after termination of employment (or such other greater or lesser period as the Committee may specify in the Agreement) or the balance of such Stock Option’s term.

(k)    Additional Incentive Stock Option Limitation.     In the case of an Incentive Stock Option, the aggregate Fair Market Value (on the date of grant of the Option) with respect to which Incentive Stock Options become exercisable for the first time by a Holder during any calendar year (under all such plans of the Company and its Parent and Subsidiaries) shall not exceed $100,000.

(l)    Buyout and Settlement Provisions.     The Committee may at any time, in its sole discretion, offer to repurchase a Stock Option previously granted, based upon such terms and conditions as the Committee shall establish and communicate to the Holder at the time that such offer is made.

5.3.    Stock Reload Option.     If a Holder tenders shares of Common Stock to pay the exercise price of a Stock Option (‘‘Underlying Option’’) and/or arranges to have a portion of the shares otherwise issuable upon exercise withheld to pay the applicable withholding taxes, then the Holder may receive, at the discretion of the Committee, a new Stock Reload Option to purchase that number of shares of Common Stock equal to the number of shares tendered to pay the exercise price and the withholding taxes (but only if such tendered shares were held by the Holder for at least six months). Stock Reload Options may be any type of option permitted under the Code and will be granted subject to such terms, conditions, restrictions and limitations as may be determined by the Committee from time to time. Such Stock Reload Option shall have an exercise price equal to the Fair Market Value as of the date of exercise of the Underlying Option. Unless the Committee determines otherwise, a Stock Reload Option may be exercised commencing one year after it is granted and shall expire on the date of expiration of the Underlying Option to which the Reload Option is related.

Section 6.    Stock Appreciation Rights.

6.1.    Grant and Exercise.     The Committee may grant Stock Appreciation Rights to participants who have been or are being granted Stock Options under the Plan as a means of allowing such participants to exercise their Stock Options without the need to pay the exercise price in cash. In the case of a Nonqualified Stock Option, a Stock Appreciation Right may be granted either at or after the time of the grant of such Nonqualified Stock Option. In the case of an Incentive Stock Option, a Stock Appreciation Right may be granted only at the time of the grant of such Incentive Stock Option.

6.2.    Terms and Conditions.     Stock Appreciation Rights shall be subject to the following terms and conditions:

(a)    Exercisability.     Stock Appreciation Rights shall be exercisable as shall be determined by the Committee and set forth in the Agreement, subject to the limitations, if any, imposed by the Code with respect to related Incentive Stock Options.

(b)    Termination.     A Stock Appreciation Right shall terminate and shall no longer be exercisable upon the termination or exercise of the related Stock Option.

(c)    Method of Exercise.     Stock Appreciation Rights shall be exercisable upon such terms and conditions as shall be determined by the Committee and set forth in the Agreement and by surrendering the applicable portion of the related Stock Option. Upon such exercise and surrender, the Holder shall be entitled to receive a number of shares of Common Stock equal to the SAR Value divided by the Fair Market Value on the date the Stock Appreciation Right is exercised.

(d)    Shares Affected Upon Plan.     The granting of a Stock Appreciation Right shall not affect the number of shares of Common Stock available under for awards under the Plan. The number of shares available for awards under the Plan will, however, be reduced by the number of shares of Common Stock acquirable upon exercise of the Stock Option to which such Stock Appreciation Right relates.

Section 7.    Restricted Stock.

7.1.    Grant.     Shares of Restricted Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the eligible persons to whom, and the time or times at which, grants of Restricted Stock will be awarded, the number of shares to be awarded, the price (if any) to be paid by the Holder, the time or times within which such awards may be subject to forfeiture (‘‘Restriction Period’’), the vesting schedule and rights to acceleration thereof and all other terms and conditions of the awards.

7.2.    Terms and Conditions.     Each Restricted Stock award shall be subject to the following terms and conditions:

(a)    Certificates.     Restricted Stock, when issued, will be represented by a stock certificate or certificates registered in the name of the Holder to whom such Restricted Stock shall have been awarded. During the Restriction Period, certificates representing the Restricted Stock and any securities constituting Retained Distributions (as defined below) shall bear a legend to the effect that ownership of the Restricted Stock (and such Retained Distributions) and the enjoyment of all rights appurtenant thereto are subject to the restrictions, terms and conditions provided in the Plan and the Agreement. Such certificates shall be deposited by the Holder with the Company, together with stock powers or other instruments of assignment, each endorsed in blank, which will permit transfer to the Company of all or any portion of the Restricted Stock and any securities constituting Retained Distributions that shall be forfeited or that shall not become vested in accordance with the Plan and the Agreement.

(b)    Rights of Holder.     Restricted Stock shall constitute issued and outstanding shares of Common Stock for all corporate purposes. The Holder will have the right to vote such Restricted Stock, to receive and retain all regular cash dividends and other cash equivalent distributions as the Board may in its sole discretion designate, pay or distribute on such Restricted Stock and to exercise all other rights, powers and privileges of a holder of Common Stock with respect to such Restricted Stock, with the exceptions that (i) the Holder will not be entitled to delivery of the stock certificate or certificates representing such Restricted Stock until the Restriction Period shall have expired and unless all other vesting requirements with respect thereto shall have been fulfilled; (ii) the Company will retain custody of the stock certificate or certificates representing the Restricted Stock during the Restriction Period; (iii) other than regular cash dividends and other cash equivalent distributions as the Board may in its sole discretion designate, pay or distribute, the Company will retain custody of all distributions (‘‘Retained Distributions’’) made or declared with respect to the Restricted Stock (and such Retained Distributions will be subject to the same restrictions, terms and conditions as are applicable to the Restricted Stock) until such time, if ever, as the Restricted Stock with respect to which such Retained Distributions shall have been made, paid or declared shall have become vested and with respect to which the Restriction Period shall have expired; (iv) a breach of any of the restrictions, terms or conditions contained in this Plan or the Agreement or otherwise established by the Committee with respect to any Restricted Stock or Retained Distributions will cause a forfeiture of such Restricted Stock and any Retained Distributions with respect thereto.

(c)    Vesting; Forfeiture.     Upon the expiration of the Restriction Period with respect to each award of Restricted Stock and the satisfaction of any other applicable restrictions, terms and conditions (i) all or part of such Restricted Stock shall become vested in accordance with the terms of the Agreement, subject to Section 10, and (ii) any Retained Distributions with respect to such Restricted Stock shall become vested to the extent that the Restricted Stock related thereto shall have become vested, subject to Section 10. Any such Restricted Stock and Retained Distributions that do not vest shall be forfeited to the Company and the Holder shall not thereafter have any rights with respect to such Restricted Stock and Retained Distributions that shall have been so forfeited.

Section 8.    Deferred Stock.

8.1.    Grant.     Shares of Deferred Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the eligible persons to whom and the time or times at which grants of Deferred Stock will be awarded, the number of shares of Deferred Stock to be awarded to any person, the duration of the period (‘‘Deferral Period’’) during which, and the conditions under which, receipt of the shares will be deferred, and all the other terms and conditions of the awards.

8.2.    Terms and Conditions.     Each Deferred Stock award shall be subject to the following terms and conditions:

(a)    Certificates.     At the expiration of the Deferral Period (or the Additional Deferral Period referred to in Section 8.2 (d), where applicable), share certificates shall be issued and delivered to the Holder, or his legal representative, representing the number equal to the shares covered by the Deferred Stock award.

(b)    Rights of Holder.     A person entitled to receive Deferred Stock shall not have any rights of a Stockholder by virtue of such award until the expiration of the applicable Deferral Period and the issuance and delivery of the certificates representing such Common Stock. The shares of Common Stock issuable upon expiration of the Deferral Period shall not be deemed outstanding by the Company until the expiration of such Deferral Period and the issuance and delivery of such Common Stock to the Holder.

(c)    Vesting; Forfeiture.     Upon the expiration of the Deferral Period with respect to each award of Deferred Stock and the satisfaction of any other applicable restrictions, terms and conditions all or part of such Deferred Stock shall become vested in accordance with the terms of the Agreement, subject to Section 10. Any such Deferred Stock that does not vest shall be forfeited to the Company and the Holder shall not thereafter have any rights with respect to such Deferred Stock.

(d)    Additional Deferral Period.     A Holder may request to, and the Committee may at any time, defer the receipt of an award (or an installment of an award) for an additional specified period or until a specified event (‘‘Additional Deferral Period’’). Subject to any exceptions adopted by the Committee, such request must generally be made at least one year prior to expiration of the Deferral Period for such Deferred Stock award (or such installment).

Section 9.    Other Stock-Based Awards.

Other Stock-Based Awards may be awarded, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, purchase rights, shares of Common Stock awarded which are not subject to any restrictions or conditions, convertible or exchangeable debentures, or other rights convertible into shares of Common Stock and awards valued by reference to the value of securities of or the performance of specified Subsidiaries. Other Stock-Based Awards may be awarded either alone or in addition to or in tandem with any other awards under this Plan or any other plan of the Company. Each other Stock-Based Award shall be subject to such terms and conditions as may be determined by the Committee.

Section 10.    Accelerated Vesting and Exercisability.

10.1.    Non-Approved Transactions.     If any ‘‘person’’ (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the ‘‘beneficial owner’’ (as referred in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities in one or more transactions, and the Board does not authorize or otherwise approve such acquisition, then the vesting periods of any and all Stock Options and other awards granted and outstanding under the Plan shall be accelerated and all such Stock Options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all Common Stock subject to such Stock Options and awards on the terms set forth in this Plan and the respective agreements respecting such Stock Options and awards.

10.2.    Approved Transactions.     The Committee may, in the event of an acquisition of substantially all of the Company’s assets or at least 50% of the combined voting power of the Company’s then outstanding securities in one or more transactions (including by way of merger or reorganization) which has been approved by the Company’s Board of Directors, (i) accelerate the vesting of any and all Stock Options and other awards granted and outstanding under the Plan, or (ii) require a Holder of any award granted under this Plan to relinquish such award to the Company upon the tender by the Company to Holder of cash in an amount equal to the Repurchase Value of such award.

10.3.    Code Section 409A.     Notwithstanding any provisions of this Plan or any award granted hereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the Plan or an award granted hereunder to fail to comply with Code Section 409A.

Section 11.    Amendment and Termination.

The Board may at any time, and from time to time, amend alter, suspend or discontinue any of the provisions of the Plan, but no amendment, alteration, suspension or discontinuance shall be made that would impair the rights of a Holder under any Agreement theretofore entered into hereunder, without the Holder’s consent, except as set forth in this Plan.

Section 12.    Term of Plan.

12.1.    Effective Date.     The Plan shall be effective as of the date of the closing of the merger of Firecomm Acquisition, Inc., the Company’s wholly owned Subsidiary, with and into Firestone Communications, Inc., a Delaware corporation (‘‘Firestone’’), pursuant to the Agreement and Plan of Merger among the Company, Firestone and the other parties thereto dated as of August 15, 2006, as the same may be amended, provided that the Plan has been approved by the Company’s stockholders prior to such closing.

12.2.    Termination Date.     Unless terminated by the Board, this Plan shall continue to remain effective until such time as no further awards may be granted and all awards granted under the Plan are no longer outstanding. Notwithstanding the foregoing, grants of Incentive Stock Options may be made only during the ten-year period following the Effective Date.

Section 13.    General Provisions.

13.1.    Written Agreements.     Each award granted under the Plan shall be confirmed by, and shall be subject to the terms of, the Agreement executed by the Company and the Holder, or such other document as may be determined by the Committee. The Committee may terminate any award made under the Plan if the Agreement relating thereto is not executed and returned to the Company within 10 days after the Agreement has been delivered to the Holder for his or her execution.

13.2.    Unfunded Status of Plan.     The Plan is intended to constitute an ‘‘unfunded’’ plan for incentive and deferred compensation. With respect to any payments not yet made to a Holder by the Company, nothing contained herein shall give any such Holder any rights that are greater than those of a general creditor of the Company.

13.3.    Employees.

(a)    Engaging in Competition With the Company; Solicitation of Customers and Employees; Disclosure of Confidential Information.     If a Holder’s employment with the Company or a Subsidiary is terminated for any reason whatsoever, and within 12 months after the date thereof such Holder either (i) accepts employment with any competitor of, or otherwise engages in competition with, the Company or any of its Subsidiaries, (ii) solicits any customers or employees of the Company or any of its Subsidiaries to do business with or render services to the Holder or any business with which the Holder becomes affiliated or to which the Holder renders services or (iii) uses or discloses to anyone outside the Company any confidential information or material of the Company or any of its Subsidiaries in violation of the Company’s policies or any agreement between the Holder and the Company or any of its Subsidiaries, the Committee, in its sole discretion, may require such Holder to return to the Company the economic value of any award (profit) that was realized or obtained by such Holder at any time during the period beginning on the date that is six months prior to the date such Holder’s employment with the Company is terminated. In such event, Holder agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Shares on the date of termination (or the sales price of such Shares if the Shares were sold during such six month period) and the price the Holder paid the Company for such Shares.

(b)    Termination for Cause.     The Committee may, if a Holder’s employment with the Company or a Subsidiary is terminated for cause, annul any award granted under this Plan to such employee and, in such event, the Committee, in its sole discretion, may require such Holder to return to the Company the economic value of any award (profit) that was realized or obtained by such Holder at any time during the period beginning on that date that is six months prior to the date such Holder’s employment with the Company is terminated. In such event, Holder agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Shares on the date of termination (or the sales price of such Shares if the Shares were sold during such six month period) and the price the Holder paid the Company for such Shares.

(c)    No Right of Employment.     Nothing contained in the Plan or in any award hereunder shall be deemed to confer upon any Holder who is an employee of the Company or any

Subsidiary any right to continued employment with the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any Holder who is an employee at any time.

13.4.    Investment Representations; Company Policy.     The Committee may require each person acquiring shares of Common Stock pursuant to a Stock Option or other award under the Plan to represent to and agree with the Company in writing that the Holder is acquiring the shares for investment without a view to distribution thereof. Each person acquiring shares of Common Stock pursuant to a Stock Option or other award under the Plan shall be required to abide by all policies of the Company in effect at the time of such acquisition and thereafter with respect to the ownership and trading of the Company’s securities.

13.5.    Additional Incentive Arrangements.     Nothing contained in the Plan shall prevent the Board from adopting such other or additional incentive arrangements as it may deem desirable, including, but not limited to, the granting of Stock Options and the awarding of Common Stock and cash otherwise than under the Plan; and such arrangements may be either generally applicable or applicable only in specific cases.

13.6.    Withholding Taxes.     Not later than the date as of which an amount must first be included in the gross income of the Holder for Federal income tax purposes with respect to any Stock Option or other award under the Plan, the Holder shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. If permitted by the Committee, tax withholding or payment obligations may be settled with Common Stock, including Common Stock that is part of the award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditioned upon such payment or arrangements and the Company or the Holder’s employer (if not the Company) shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Holder from the Company or any Subsidiary.

13.7.    Governing Law.     The Plan and all awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to choice of law provisions).

13.8.    Other Benefit Plans.     Any award granted under the Plan shall not be deemed compensation for purposes of computing benefits under any retirement plan of the Company or any Subsidiary and shall not affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation (unless required by specific reference in any such other plan to awards under this Plan).

13.9.    Non-Transferability.     Except as otherwise expressly provided in the Plan or the Agreement, no right or benefit under the Plan may be alienated, sold, assigned, hypothecated, pledged, exchanged, transferred, encumbranced or charged, and any attempt to alienate, sell, assign, hypothecate, pledge, exchange, transfer, encumber or charge the same shall be void.

13.10.    Applicable Laws.     The obligations of the Company with respect to all Stock Options and awards under the Plan shall be subject to (i) all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, the Securities Act of 1933 (the ‘‘Securities Act’’), as amended, and (ii) the rules and regulations of any securities exchange on which the Common Stock may be listed.

13.11.    Conflicts.     If any of the terms or provisions of the Plan or an Agreement conflict with the requirements of Section 422 of the Code, then such terms or provisions shall be deemed inoperative to the extent they so conflict with such requirements. Additionally, if this Plan or any Agreement does not contain any provision required to be included herein under Section 422 of the Code, such provision shall be deemed to be incorporated herein and therein with the same force and effect as if such provision had been set out at length herein and therein. If any of the terms or provisions of any Agreement conflict with any terms or provisions of the Plan, then such terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of the

Plan. Additionally, if any Agreement does not contain any provision required to be included therein under the Plan, such provision shall be deemed to be incorporated therein with the same force and effect as if such provision had been set out at length therein.

13.12.    Certain Awards Deferring or Accelerating the Receipt of Compensation.     To the extent applicable, all awards granted, and all agreements entered into, under the Plan are intended to comply with Section 409A of the Code, which was added by the American Jobs Creation Act of 2004 and relates to deferred compensation under nonqualified deferred compensation plans. The Committee, in administering the Plan, intends, and the parties entering into any agreement intend, to restrict provisions of any awards that may constitute deferred receipt of compensation subject to Code Section 409A requirements to those consistent with this section. The Board may amend the Plan to comply with Code Section 409A in the future.

13.13.    Non-Registered Stock.     The shares of Common Stock to be distributed under this Plan have not been, as of the Effective Date, registered under the Securities Act of 1933, as amended, or any applicable state or foreign securities laws and the Company has no obligation to any Holder to register the Common Stock or to assist the Holder in obtaining an exemption from the various registration requirements, or to list the Common Stock on a national securities exchange or any other trading or quotation system, including the Nasdaq National Market and Nasdaq SmallCap Market.

Plan Amendments

Date Approved by Board	Date Approved by Stockholders, if necessary	Sections Amended	Description of Amendments	Initials of Attorney Effecting Amendment

Section 262 of the Delaware General Corporation Law

262    APPRAISAL RIGHTS.    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word ‘‘stockholder’’ means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words ‘‘stock’’ and ‘‘share’’ mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words ‘‘depository receipt’’ mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

August 11, 2006

Board of Directors
Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, NY 10036

Members of the Board:

We understand that Juniper Partners Acquisition Corp. (the ‘‘Company’’) and Firestone Communications, Inc. (‘‘Firestone’’) are considering entering into a transaction (the ‘‘Proposed Transaction’’) pursuant to which the Company and Firestone expect to enter into a definitive Agreement and Plan of Merger (the ‘‘Agreement’’), which shall provide for the merger of Firestone with a wholly-owned subsidiary of the Company whereby Firestone will be the surviving corporation and a wholly-owned subsidiary of the Company (the ‘‘Merger’’), through an exchange of all the issued and outstanding shares of capital stock of Firestone for shares of common stock, par value $0.0001, of the Company (‘‘Company Common Stock’’) and warrants to purchase additional shares of Company Common Stock as more fully described in the draft of the Agreement dated as of August 10, 2006 (the ‘‘Merger Consideration’’).

We have been requested by the Board of Directors of the Company to render our opinion with respect to (i) the fairness, from a financial point of view, to the shareholders of the Company of the Merger Consideration to be paid by the Company in the Merger, and (ii) whether the fair market value of Firestone is at least equal to 80% of the net assets of the Company at the time the Agreement is executed (the ‘‘Opinion’’). We have not been requested to opine as to, and our Opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at the Opinion, we have reviewed and analyzed and relied upon, among other things:

1.	A draft of the Agreement, dated as of August 10, 2006;

2.	Publicly available information concerning the Company that we believe to be relevant to our analysis, including, without limitation, the Company’s 10-Qs and 10-K for the past fiscal year;

3.	Certain financial and operating information with respect to the respective businesses, operations, and prospects of the Company and Firestone, respectively, including historical financial statements, as well as financial and operating projections furnished by the management of Firestone;

4.	The historical market prices and trading volumes of the Company’s publicly traded securities from July 15, 2005 to the present and a comparison of its trading history with those of other publicly-traded companies that we deemed relevant;

5.	A comparison of the historical financial results and present financial condition of Firestone with each other and with those of other publicly-traded companies that we deemed relevant;

6.	A comparison of the financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;

7.	Published estimates of independent research analysts with respect to the future financial performance of companies comparable to Firestone;

8.	Net present values of the businesses, based on projected cash flows for Firestone on a stand-alone basis and as a combined company;

9.	The potential pro forma impact of the Merger on the capital structure and ownership of the Company;

10.	The views of the respective managements of the strategic impacts of the Merger on the business, operations, assets, financial condition, capital structure and strategic opportunities of the Company; and

11.	Such other information, financial studies, projections, estimates, analyses and investigations as we deemed relevant, including without limitation a report prepared by KPMG LLP dated August 8, 2006, and a letter appraisal prepared by Holt Media Group dated June 22nd and July 10th, 2006.

In arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and Firestone that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Firestone and related assumptions upon advice of the Company and Firestone, respectively, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Firestone as to the future financial performance of the combined company, and that the combined company will perform substantially in accordance with such projections.

With respect to all legal, accounting, and tax matters arising in connection with the Merger, we have relied without independent verification on the accuracy and completeness of the advice provided to the Company and Firestone by their legal counsel, accountants, and other financial advisers.

In arriving at this Opinion, Sanders Morris Harris Inc. (‘‘SMH’’) did not attribute any particular weight to any analysis or factor considered by it. Accordingly, SMH believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this Opinion

SMH has acted as a financial advisor to the Company in connection with the Merger and will receive a fee upon the delivery of this Opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. SMH has not performed investment banking services for the Company or Firestone in the past or received fees for other services. In the ordinary course of business, SMH or its affiliates may actively trade in the Company’s securities for its own accounts and for the accounts of SMH’s customers and, accordingly, may at any time hold a long or short position in such securities

This Opinion is for the use and benefit of the Board of Directors of the Company and is provided to the Board of Directors in connection with its consideration of the Merger. This Opinion does not address the Company’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative acquisition opportunities or business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. In addition, we express no opinion as to the price at which shares of Company Common Stock actually will trade following announcement of the Merger.

Our Opinion is subject to, and qualified by, the assumptions and conditions contained or referenced herein and is based upon market, economic, financial and other conditions as they exist and can be evaluated on, and on the information available to us as of, the date of this letter. SMH has assumed for purposes of this Opinion that the Agreement has been executed as of the date of this letter. We assume no responsibility for updating or revising our Opinion based on circumstances or events occurring after the date hereof. The letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, provided, however, that SMH consents to the inclusion of the text of this Opinion in any notice or appropriate disclosure to the public shareholders of the Company and in any filing the Company is required by law to make.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, (i) the Merger Consideration to be paid by the Company in the Merger is fair, from a financial point of view,

to the shareholders of the Company, and (ii) the fair market value of Firestone is at least equal to 80% of the net assets of the Company at the time the Agreement is executed.

Very truly yours,
Sanders Morris Harris Inc.

PROXY

Juniper Partners Acquisition Corp.
1755 Broadway, Suite 604
New York, New York 10019

SPECIAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF JUNIPER PARTNERS ACQUISITION CORP.

The undersigned appoints Stuart B. Rekant and Robert B. Becker, as proxies, and each of them with full power to act without the other, each with the power to appoint a substitute, and hereby authorizes either of them to represent and to vote, as designated on the reverse side, all shares of common stock and Class B common stock of Juniper Partners Acquisition Corp. (‘‘Juniper’’) held of record by the undersigned on December 26, 2006, at the Special Meeting of Stockholders to be held on January 18, 2007, or any postponement or adjournment thereof.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED. BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED AUTHORIZES THE PROXIES TO VOTE IN THEIR DISCRETION TO ADOPT THE AGREEMENT AND THE PLAN OF MERGER IF THE UNDERSIGNED HAS NOT SPECIFIED HOW HIS, HER OR ITS SHARES SHOULD BE VOTED.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED ‘‘FOR’’ PROPOSALS 1, 2, 3, 4 & 5. THE JUNIPER BOARD OF DIRECTORS RECOMMENDS A VOTE ‘‘FOR’’ THE PROPOSALS SHOWN ON THE REVERSE SIDE. ONLY CLASS B COMMON STOCKHOLDERS MAY VOTE ON PROPOSAL 1. PROPOSALS 2 AND 3 ARE CONDITIONED ON THE APPROVAL OF PROPOSAL 1.

JUNIPER MAY POSTPONE THE SPECIAL MEETING TO SOLICIT ADDITIONAL VOTING INSTRUCTIONS IN THE EVENT THAT A QUORUM IS NOT PRESENT OR UNDER OTHER CIRCUMSTANCES IF DEEMED ADVISABLE BY THE JUNIPER BOARD OF DIRECTORS.

(Continued and to be signed on reverse side)

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED ‘‘FOR’’ PROPOSAL NUMBERS 1, 2, 3, 4 & 5. THE JUNIPER BOARD OF DIRECTORS RECOMMENDS A VOTE ‘‘FOR’’ THE FOLLOWING PROPOSALS.

1.To adopt the Agreement and Plan of Merger, as amended, among Juniper, Firecomm Acquisition, Inc., Firestone Communications, Inc. and certain of the stockholders of Firestone Communications, Inc.
Only Class B common stockholders may vote on proposal number 1.	FOR	AGAINST	ABSTAIN	If you voted ‘‘AGAINST’’ Proposal Number 1 and you hold shares of Juniper Class B common stock, you may exercise your conversion rights and demand that Juniper convert your shares of common stock onto a pro rata portion of the trust account by marking the ‘‘Exercise Conversion Rights’’ box below. If you exercise your conversion rights, then you will be exchanging your shares of Juniper Class B common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the merger is completed and you continue to hold these shares through the effective time of the merger and tender your stock certificate to the combined company. Failure to (a) vote against the adoption of the Agreement and Plan of Merger, (b) check the following box and (c) submit this proxy in a timely manner will result in the loss of your conversion rights.
I HEREBY EXERCISE MY CONVERSION RIGHTS
2.To approve an amendment to the Certificate of Incorporation of Juniper to change the name of Juniper from Juniper Partners Acquisition Corp. to Juniper Content Corporation.	FOR	AGAINST	ABSTAIN

3.To consider and vote upon the approval of an amendment to the Certificate of Incorporation of Juniper to increase the number of authorized shares of Juniper common stock.	FOR	AGAINST	ABSTAIN
4.To consider and vote upon the approval of an amendment to the Certificate of Incorporation of Juniper to delete from Article Fourth and Article Sixth thereof the provisions that will no longer be operative from and after the closing of the merger.
5.To approve the Juniper 2006 Long-Term Incentive Plan.
MARK HERE FOR ADDRESS CHANGE AND NOTE AT RIGHT
PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY. ANY VOTES RECEIVED AFTER A MATTER HAS BEEN VOTED UPON WILL NOT BE COUNTED.

Signature                                                                     Signature
Date

Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If stockholder is a corporation or other entity, sign in full name by an authorized officer or other authorized person.